As filed with the Securities and Exchange Commission on April 26, 2022.

Registration No. 333-264219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intrinsic Medicine, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	83-4622006
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Intrinsic Medicine, Inc.

500 Yale Avenue North

Seattle, WA 98109

(206) 426-3624

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexander Martinez

Chief Executive Officer

Intrinsic Medicine, Inc.

500 Yale Avenue North

Seattle, WA 98109

(206) 426-3624

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas A. Coll, Esq. Karen E. Deschaine, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Ross David Carmel, Esq. Philip Magri, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street, 18th Floor New York, New York 10018 (212) 658-0458

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED,                2022

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is the initial public offering of Intrinsic Medicine, Inc. We are offering                shares of our common stock, and the selling stockholders identified herein as the Selling Stockholders, are offering                shares of our common stock. The common stock offered by the Selling Stockholders includes: (i) 280,000 shares of common stock held by a single Selling Stockholder, (ii)            shares of common stock issuable upon the conversion of the principal and interest (including pay-in-kind interest) outstanding under the Amended and Restated 12% Senior Secured Convertible Promissory Notes which we initially sold from August 2021 to October 2021 and amended and restated in March 2022, or the Amended Notes, following which we sold additional 12% Senior Secured Convertible Promissory Notes on the same terms as the Amended Notes from March 2022 to April 2022, or the Subsequent Notes and collectively with the Amended Notes, the Bridge Notes, and held by                Selling Stockholders, including SOSV IV, LLC and Dustin Crawford, our General Counsel and Vice President, Legal and Corporate Development (whose Bridge Notes will convert in full in connection with the closing of this offering), assuming interest continues to accrue on the principal outstanding under the Bridge Notes through December 31, 2023 at 12% per annum and a conversion price of $1.105 per share of common stock, (iii)                shares of common stock issuable upon the exercise of the Amended and Restated Common Stock Purchase Warrants which we initially issued with the Amended Notes and amended and restated in March 2022, or the Amended Warrants, following which we issued additional common stock purchase warrants on the same terms as the Amended Warrants in connection with the sale of the Subsequent Notes or the Subsequent Warrants and collectively with the Amended Warrants, the Bridge Warrants, and held by all Selling Stockholders assuming full conversion of all Bridge Notes into shares of common stock in connection with the closing of this offering and an exercise price of $1.70 per share of common stock, (iv) 1,090,146 shares of common stock issuable upon the exercise of a common stock purchase warrant issued to SOSV IV, LLC, or the SOSV Warrant, (v) the common stock purchase warrant issued to Spartan Capital Securities, LLC, or the Placement Agent Warrant, in connection with the Spartan Capital Securities, LLC, or Representative, acting as our exclusive placement agent in connection with the issuance and sale of the Bridge Notes and Bridge Warrants, and                 shares of common stock issuable upon the exercise of the Placement Agent Warrant and (vi) the common stock purchase warrant issued to Representative, or the Representative’s Warrant, in connection with Representative, acting as the representative of the underwriters in connection with this offering, and                 shares of common stock issuable upon exercise of the Representative’s Warrant. The                shares of common stock offered by the Selling Stockholders are referred to herein as the Selling Stockholder Shares. For a more detailed description, see “Description of Capital Stock—Bridge Notes”.

We will not receive any of the proceeds from the sale of common stock by the Selling Stockholders. However, upon any exercise of the warrants held by the Selling Stockholders, we will receive cash proceeds per share equal to the exercise price of such warrants. The Selling Stockholder Shares will not be purchased by the underwriters or otherwise included in the underwritten offering of our common stock in this initial public offering. The Selling Stockholders may sell or otherwise dispose of their shares in a number of different ways and at varying prices, but will not sell any Selling Stockholder Shares until after the closing of this offering. See “Selling Stockholders—Plan of Distribution.” We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses, if any) relating to the registration of the Selling Stockholders’ shares of common stock with the Securities and Exchange Commission.

Prior to this offering, there has been no public market for our common stock. We currently expect that the initial public offering price of our common stock will be between $            and $            per share. The actual public offering price of the common stock will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business.

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “INRX”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16.

Pursuant to the terms of the Bridge Notes, each holder of a Bridge Note has the option to convert all or a portion of the principal and interest outstanding under the Bridge Note in connection with this offering or at any time following the closing of this offering through December 31, 2023. If converted in connection with this offering, the Bridge Notes will convert at a price per share equal to 65% of the initial public offering price of our common stock. If converted following the closing of this offering, the Bridge Notes will convert at the lower of (1) 65% of the initial public offering price of our common stock, and (2) the greater of (x) 65% of the closing price per share of common stock as reported by Nasdaq Capital Market on the trading day immediately prior to the date we receive the holder’s conversion notice, and (y) $1.105 per share of common stock. If the principal and interest underlying the Bridge Notes are not converted in full by December 31, 2023, all amounts then outstanding under the Bridge Notes will be due and payable in full. Any prepayment of the principal and interest under the Bridge Notes is subject to a 20% premium payment on the amount prepaid. The Bridge Notes are secured against substantially all of our assets.

In connection with the sale of the Bridge Notes, we issued the Bridge Warrants, which provide the holders the right to purchase the number of shares of common stock equal to 50% of the shares issued assuming full conversion of the Bridge Note associated with such Bridge Warrant at the closing of this offering. The exercise price per share of the Bridge Warrants is 81.25% of the initial public offering price per share of common stock. The exercise price of the Bridge Warrants is subject to full-ratchet anti-dilution protection and a minimum exercise price of $1.70 per share. The Bridge Warrants are exercisable for five years from the date of issuance.

Additionally, we issued (i) the SOSV Warrant to SOSV IV, LLC, or SOSV, which is exercisable for 1,090,146 shares of common stock on the same terms as the Bridge Warrants, and (ii) the Placement Agent Warrant and Representative’s Warrant to Representative, which in aggregate are exercisable for             shares of common stock on the same terms as the Bridge Warrants, but with a per share exercise price of 125% of the initial public offering price.

The Bridge Notes, Bridge Warrants, SOSV Warrant, Placement Agent Warrant and Representative’s Warrant subject any investment in our common stock to a high degree of risk, including leading to significant dilution, fluctuation in stock price, and, if we fail to pay our obligations owed under the Bridge Notes as they come due, the potential loss of all or material portion of your investment. For further discussion of the risks in investing in our common stock, see “Risk Factors” beginning on page 16.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Intrinsic Medicine, Inc. (before expenses)(2)	$	$

(1)	See the section titled “Underwriting” for a complete description of the compensation payable to the underwriters.
(2)

The amount of offering proceeds to us presented in this table does not give effect to any exercise of the shares issuable upon the exercise of the Bridge Warrants, Placement Agent Warrant, SOSV Warrant or the Representative’s Warrant. We will receive no proceeds from the sale of any Selling Stockholder Shares.

We have granted the representative of the underwriters a 45-day option to purchase up to a total of                additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2022 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Spartan Capital Securities, LLC	Revere Securities, LLC

The date of this prospectus is                 , 2022

This prospectus describes our business, our financial condition, and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or in any related free- writing prospectus.

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not, the Selling Stockholders have not, and the underwriters have not, authorized anyone to provide you with different information, and we take no, the Selling Stockholders take no, and the underwriters take no, responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the Selling Stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside of the United States: We have not, the Selling Stockholders have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

Until                , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade the common stock, whether participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

TRADEMARKS

This prospectus includes our trademarks which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks and trade names that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Intrinsic Medicine,” “the Company,” “we,” “us” and “our” refer to Intrinsic Medicine, Inc. and our consolidated subsidiary, Intrinsic Medicine AU Pty LTD.

“HMO” is used to refer to an oligosaccharide found naturally in human milk, and also can be present in maternal circulation from the first trimester of pregnancy, fetal circulation in utero as well as surrounding the fetus in the amniotic fluid. The scientific community also uses the term HMO interchangeably in reference to such oligosaccharides that have been isolated from human milk or synthetically-produced, whether by chemical synthesis, synthetic-biology or otherwise.

“HiMO” is used to refer to a human-identical milk oligosaccharide which is a synthetically-produced oligosaccharide, whether by chemical synthesis, synthetic-biology, or otherwise, that has a chemically identical structure as a corresponding oligosaccharide identified in human milk.

“oligosaccharide” is used to refer to a sugar molecule which can be of different lengths and configurations comprised of monosaccharide subunits.

“Oligosaccharide Medicine”, or OM, is the term we use to refer to our HiMO drug candidates, including OM001 (HiMO 3’sialyllactose), or 3’SL, OM002 (HiMO 2’-fucosyllactose), or 2’FL, and OM003 (HiMO 6’-sialyllactose), or 6’SL.

“Synthetic biology” refers to novel organisms designed with genetic engineering to perform a specific function, including having the ability to produce specific molecules.

“Synthetic biology-manufactured” or “synthetic biology-produced” refers to molecules manufactured or produced using synthetic biology.

Overview

We are a preclinical-stage therapeutics company leveraging synthetic biology-manufactured human identical milk oligosaccharide, or HiMO, molecules as new medicines to treat large patient populations underserved by current treatment options. In the first half of 2023, we plan to initiate a Phase 2 clinical trial under an approved protocol in Australia to test our lead drug candidate in over 400 patients with the constipation dominant form of irritable bowel syndrome, or IBS-C, which is estimated to affect approximately five million patients in the United States alone. On this basis, we anticipate disclosing top-line data from this study in the first half of 2024. Our initial drug candidates are based on bioactive oligosaccharides naturally produced in human milk, called human milk oligosaccharides, or HMOs, which modulate both the bacteria in the gut, or the gut microbiome, and human cells. We believe HMOs exert beneficial effects through multiple mechanisms of action. In particular, HMOs beneficially shift the composition of the gut microbiome, increase the microbiome’s production of beneficial metabolites, and directly modulate the immune system. HMOs are the third most abundant solid component of human milk after fats and lactose, and over 200 distinct HMOs have been identified by the scientific community to date. Because HMOs have been selected and conserved over millions of years of mammalian evolution, with all human beings exposed before birth and during early life development, we believe

HiMO drugs can have a favorable toxicity and tolerability profile in the therapeutic context. Our pipeline currently consists of HiMO drug candidates we call OMs based on some of the most abundant and well-characterized HMOs, including OM001 (HiMO 3’sialyllactose), or 3’SL, OM002 (HiMO 2’-fucosyllactose), or 2’FL, and OM003 (HiMO 6’-sialyllactose), or 6’SL, each of which we believe has the potential to treat gut-brain axis disorders, or GBA, and certain inflammatory disorders. We selected these drug candidates based on published third-party clinical, preclinical and toxicology data indicating the potential for disease-modifying HMO bioactivity combined with a low risk of dose-limiting toxicity.

Our OMs are produced via synthetic biology and are identical in chemical structure to their equivalent HMOs. Therefore, we believe our OMs will reproduce the multiple beneficial effects observed with HMOs and have the potential to affect multiple pathways implicated in GBA disorders and certain inflammatory disorders. These disorders are complex and often involve multiple pathways involving the central nervous system, or CNS, and the enteric nervous system controlling the gut, or ENS, as well as other organ systems including the immune, endocrine and autonomic systems. We initially intend to target GBA disorders and certain inflammatory disorders, such as irritable bowel syndrome, or IBS, inflammatory bowel disease, or IBD, rheumatoid arthritis, or RA, oligoarticular juvenile idiopathic arthritis, or oJIA, atopic dermatitis, or AD, and autism spectrum disorder, or ASD. We plan to prioritize the development of our drug candidates for disorders where available treatment options are inadequately serving patients due to safety or tolerability issues, where regulators have indicated that medical foods and supplements cannot be legally marketed for disease or symptom treatment, and where we have the potential to redefine the standard of care. We continuously evaluate expansion opportunities for our pipeline including new indications and new HiMO drug candidates. We believe HiMO-based medicines are a novel treatment approach to diseases which are being more frequently classified as GBA disorders by the scientific and medical communities because they operate via diverse mechanisms affecting gut somatic cells, the microbiome and the human immune system. To our knowledge, there have been no therapeutic compounds to date that have been approved to treat GBA through this multifaceted mechanistic approach.

In addition to our plan to initiate our first clinical trial in Australia, in accordance with the feedback we received during a pre-investigational new drug, or IND, interaction with the U.S. Food and Drug Administration, or the FDA, Division of Gastroenterology, we plan to undertake a confirmatory, IND-enabling toxicology study, to be commenced following the closing of this offering, prior to expanding this clinical trial under an IND from the FDA in the United States. The FDA provided us guidance related to the third-party published toxicology studies, suggesting that we must conduct our own confirmatory toxicology studies under Good Laboratory Practices, or GLP, to include in our IND, which indicates that they consider HiMOs as new molecular entities, or NMEs, when being developed as therapeutics. Subsequently, we plan to evaluate OM002 for the treatment of the diarrhea predominant form of IBS, or IBS-D. We believe the clinical, preclinical and toxicology third-party published data on 2’FL, which reports both preclinical and exploratory clinical data in infants, healthy volunteers and IBS patients, support our therapeutic rationale for the clinical development of OM002 as a potential new medicine for the treatment of both IBS-C and IBS-D. To date, there has been no reported toxicities in human and animal studies of 2’FL. We believe OM002 has the potential to be the first drug, if approved, to treat both IBS-C and IBS-D, which, based on the estimated adult population reported in the 2020 U.S. Census and an approximately 5.0% prevalence rate among adults, is estimated to affect over 10 million patients in the United States, alone.

The following chart summarizes our current drug pipeline:

Unlike other oligosaccharides in development, our OM drug candidates are based on HMOs that all humans have been exposed to in utero and, if breastfed, through mother’s milk. We believe the key characteristics of HMOs confer key advantages to our drug candidates as described below:

•

Optimized by Nature – HMOs have been conserved through millions of years of mammalian evolution to benefit human health through their prebiotic effects that shift the microbiome, modulate the immune system, and maintain the health of cells in the body. As a result, we believe that our HiMO drug candidates will not need further optimization using medicinal chemistry.

•

Orally Bioavailable – HMOs are highly water soluble and resistant to gastric acid digestive enzymes degradation in the proximal gastrointestinal tract, or GI, and therefore, reach the colon intact where they can exert local effects with a small amount absorbed into circulation. As a result, we believe our HiMO drug candidates will be suitable for convenient oral administration.

•

Diverse Effects – Over 200 distinct, structurally similar HMOs have been identified by the scientific community to date. Individual HMOs have not only been observed to have multiple mechanisms of action, but they have also been observed to have distinct mechanisms of action from each other. HMOs may also operate synergistically when present together. Therefore, in contrast with predominant drug development practices, where potential drug candidates are screened and developed based on the modulation of a single therapeutic target, we believe development of HiMO drug candidates enables a diverse pipeline of addressable diseases, both within a single HiMO drug candidate and across multiple HiMO drug candidates. Further, while our initial focus is on the development of individual HiMO drug candidates, we believe there is an opportunity to explore the development of next-generation combination HiMOs to leverage mechanistic synergies between individual HiMOs.

We believe HMOs exert beneficial effects through multiple mechanisms of action. In particular, HMOs beneficially shift the composition of the gut microbiome, increase the microbiome’s production of beneficial metabolites, and directly modulate the immune system.

Our drug candidates are identical to HMOs that are naturally found in human milk, maternal circulation from the first trimester of pregnancy, fetal circulation in utero as well as surrounding the fetus in the amniotic fluid, and ingested by infants who continue breastfeeding. As a result, we believe the likelihood of on and/or off target toxicity is low and is supported by published toxicology data which has shown no toxicity, even at high doses. Since we believe there is a reduced risk that our drug candidates will fail due to nonclinical toxicity prior to reaching the clinic, and no optimization of our drug candidates are required, we are anticipating a more predictable preclinical development cost and timeline. Clinically, the low probability of toxicity may ultimately broaden the eligible patient population to include the full spectrum of severity of various GBA and certain inflammatory disorders, and particularly, the pediatric population where the risk-benefit ratio may not be as favorable for drugs with significant side effects or toxicities.

We prioritize our drug candidates for multi-indication potential via their mechanisms to modulate the gut microbiome, promote healing and/or health of the body’s own cells, and have local as well as systemic anti-inflammatory effects. These features have been implicated and are believed to be common drivers for numerous diseases, which we believe enables us to develop each drug for multiple indications.

We hold an exclusive, sublicensable, worldwide license to our main drug candidates, OM001, OM002 and OM003, for the therapeutic treatment of inflammatory and autoimmune disorders, including COVID-19, RA, JIA, IBD, IBS, AD, alopecia areata and pain, under our license and supply agreement, or the Glycosyn License Agreement, with Glycosyn, LLC, or Glycosyn, a small biotechnology company developing synthetic biology to produce oligosaccharide molecules equivalent to those found naturally in human milk. Certain of these therapeutic rights Glycosyn itself has acquired via an exclusive, sublicensable, worldwide in-license from the patent owners, Cincinnati Children’s Hospital Medical Center, or Cincinnati Children’s, and the other licensors thereunder. We also hold an exclusive, sublicensable, worldwide license to OM001 and OM003 as therapeutic products for the treatment of inflammatory or autoimmune disorders, including RA, juvenile arthritis, alopecia areata and AD, among many others, as well as atherosclerosis or hyperlipidemia, from the patent owner, The Regents of the University of California, through its San Diego campus, The University of California San Diego, or UC San Diego.

Pursuant to the Glycosyn License Agreement, Glycosyn has agreed to enable a contract manufacturer we select with manufacturing and analytical technology, including intellectual property rights and know-how for the manufacture of our OM drug candidates. We currently intend to rely on Royal FrieslandCampina N.V., a Dutch multinational dairy cooperative based in Amersfoort, Netherlands, and its subsidiaries, or, collectively, Friesland, to supply food grade 2’FL produced under Glycosyn’s and Friesland’s patents and know-how for our initial clinical trial of OM002. Friesland and Glycosyn hold the know-how regarding the fermentation processes for the specific Glycosyn strains that produce the HiMOs that are licensed to us. In addition, Friesland and Glycosyn hold the know-how necessary to process and purify the product of fermentation, or down-stream process, to produce our purified drug candidates. In light of existing production capacity by Friesland using Glycosyn’s synthetic biology, we believe our pipeline of drug candidates are capable of being manufactured reproducibly and at large scale and that this scalable synthetic biology platform can be readily applied to other potential HiMO drug candidates.

Our OM drug candidates are protected by a patent portfolio consisting of a combination of issued patents and pending patent applications that are owned by us or for which we have exclusively licensed therapeutic rights from third parties. Our portfolio covers therapeutic and human health supporting methods of use encompassing certain HMOs and/or combinations thereof. As of March 15, 2022, our intellectual property portfolio consisted of three U.S. patents, a European Patent Office, or EPO, patent, a Canadian patent, six Patent Cooperation Treaty, or PCT, applications, 16 non-provisional applications pending worldwide, and one pending U.S. provisional application.

We have not conducted our own research and have relied on independent, published research to arrive at our development thesis and plan our clinical trial protocol for our drug candidates. As such, we have not generated any data as of the date of this prospectus. Furthermore, none of our drug candidates have received IND approval from the FDA or similar foreign regulatory agency, but we plan to initiate a Phase 2 clinical trial under an approved protocol in Australia to test OM002 in over 400 patients with IBS-C. We do not have any products approved for sale, we have not generated any revenue from the sale of products, and our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our drug candidates. We have incurred significant operating losses since our inception in 2018 and expect to continue to incur significant and increasing operating losses for the foreseeable future. As a result of these conditions, management has concluded that substantial doubt about our ability to continue as a going concern exists as conditions and events, considered in the aggregate, indicate that it is probable that we will be unable to meet our obligations as they become due within one year after the date that the financial statements are issued. The financial information throughout this prospectus and the consolidated financial statements included elsewhere in this prospectus have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business which cannot be assured.

Management

We are led by an experienced management team with an unwavering commitment to developing OMs to treat diseases and improve human health. Our management team is comprised of Alexander Martinez, co-founder, Chairman and Chief Executive Officer, Jason Ferrone, co-founder, Chief Operating Officer and President, and Emil Chuang, M.B., B.S. (Syd) FRACP, our Chief Medical Officer. Mr. Martinez’s over 16 years of healthcare experience spans health policy, corporate law, government affairs, corporate development, competitive intelligence, investor relations and commercial launch, with most of his biopharmaceutical experience at Ionis Pharmaceuticals, Inc., or Ionis, and Akcea Therapeutics, Inc. Mr. Ferrone has been in drug discovery and development for more than 20 years, leading the Ionis patent group for nearly a decade. Also, while at Ionis, Mr. Ferrone served as a clinical lead for a program from the research phase to Phase 2 as well as heading up regulatory affairs for the organization. Dr. Chuang is a pediatric gastroenterologist who graduated medical school from the University of Sydney and has completed specialty training in three disciplines, including pediatrics, pediatric gastroenterology, and nutrition. He began his academic career at Duke University and then the University of Pennsylvania, followed by over 20 years of industry experience including Centocor Biotech, Inc. (now known as Janssen Biotech, Inc.), Nestle Health Science S.A., Takeda Pharmaceutical Company, Ltd. and Progenity, Inc.

Risks Associated with Our Business

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•

We have incurred losses in every year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, which could harm our business and future prospects.

•	We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

•

We will require substantial additional capital to finance our operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our drug development programs, commercialization efforts or other operations.

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We have concluded that we do not have sufficient cash to fund our operations through 12 months from the issuance date of our consolidated financial statements, and as a result, there is substantial doubt about our ability to continue as a going concern.

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We have recently issued senior secured convertible promissory notes and warrants that are convertible into and exercisable for our common stock and could cause substantial dilution to investors and a decline in our stock price.

•

Our obligations under the Bridge Notes are secured by security interests in substantially all of our assets and our failure to comply with the terms and covenants of the Bridge Notes could result in our loss of substantially all of our assets.

•	As an organization, we have never successfully completed any clinical trials, and we may be unable to do so for any drug candidates we may develop.

•

All of our initial drug candidates, including those targeting IBS will require significant preclinical and clinical development before we can seek regulatory approval for and launch a therapeutic drug commercially.

•

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our drug candidates, we will not be able to commercialize, or will be delayed in commercializing, our drug candidates, and our ability to generate revenue will be materially impaired.

•

Our drug candidates require specialized manufacturing capabilities. If we or any of our third-party manufacturers encounter difficulties in manufacturing our drug candidates, our ability to provide supply of our drug candidates for clinical trials or our drugs for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

•	We may depend on third parties for clinical and commercial supplies and services, including, in some instances, a single supplier or service provider.

•

We were not involved in the early development of our lead drug candidates or in the development of third-party agents used in combination with our drug candidates; therefore, we are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical studies and clinical trials for our drug candidates.

•

HMO therapies are a novel approach and negative public perception of any drug candidates that we develop could adversely affect our ability to conduct our business, obtain regulatory approvals to market for such drug candidates.

•	We face significant competition from other larger and better financed private and public healthcare companies, and our operating results will suffer if we fail to compete effectively.

•

If we are unable to obtain and maintain patent protection for any drug candidates we develop, our competitors could develop and commercialize drugs or technology similar or identical to ours, and our ability to successfully commercialize any drug candidates we may develop, and our technology may be adversely affected. For example, the EPO patent that protects our leading drug candidate for use in treating IBD and IBS in the European Union has been challenged via the EPO’s post-grant opposition procedure and revoked. Although the revocation is suspended pending the outcome of an appeal for which oral proceedings are scheduled for July 12, 2022, if the appeal is unsuccessful, we will have to rely upon the data exclusivity of ten years afforded to marketing authorization holders to prevent generic forms of OM002 from entering the market in the European Union.

•

Issued patents covering our drug candidates, and any patents that may issue covering our other technologies, have and may in the future be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or internationally.

•

Each of our OM drug candidates is intended to be a prescription-only form of a naturally occurring HMO. Patent protection for naturally occurring compounds, such as our OM drug candidates, may be limited to method of use, therefore, our OM drug candidates may be developed by competitors as drug treatments for indications outside the scope of our patented methods. Further, certain HMOs are marketed by other companies as non-prescription dietary supplements. As a result, our OM drug candidates may face non-prescription competition and consumer substitution.

•

We are highly dependent on our relationship with Glycosyn as a licensor of our main drug candidates, the rights to which Glycosyn itself has acquired via an exclusive, sublicensable, worldwide in-license from the patent owners, Cincinnati Children’s Hospital Medical Center and the other licensors thereunder, or the Glycosyn In-License, and for enabling manufacturing technology related to the synthesis of OM drug candidates.

•

We are highly dependent on our relationship with The Regents of the University of California, through its San Diego campus, The University of California San Diego, or UC San Diego, as a licensor of certain of our main drug candidates.

•	We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

•

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to identify and develop new or next generation drug candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

•	The price of our stock may be volatile, and you could lose all or part of your investment.

•

We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.

Corporate and Other Information

We were originally incorporated as Lupa Bio, Inc. in Delaware in August 2018 and subsequently changed our name to Intrinsic Medicine, Inc. in August 2020. In October 2021, we formed our wholly-owned subsidiary, Intrinsic Medicine AU Pty LTD, an Australian proprietary limited company. Our principal executive offices are located at 500 Yale Avenue North, Seattle, Washington 98109, and our telephone number is (206) 426-3624. Our corporate website address is www.intrinsicmedicine.com. Information contained on or accessible through our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	shares.

Common stock offered by the Selling Stockholders	shares.

Option to purchase additional shares	The underwriters have a 45-day option to purchase up to a total of additional shares of common stock from us.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock from us), based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, along with our existing cash, to complete our Phase 2 clinical trial and toxicology studies for OM002 in IBS-C in Australia and, following completion of our IND-enabling toxicology study, in the United States, and continue to meet our general working capital obligations. We will not receive any proceeds from the sale of the Selling Stockholder Shares by the Selling Stockholders, if any, except for the exercise price paid by the Selling Stockholders upon any exercise of the Bridge Warrants, the SOSV Warrant, the Placement Agent Warrant, and the Representative’s Warrant. See “Use of Proceeds.”

Underwriter compensation	In connection with this offering, the underwriters will receive an underwriting discount equal to eight percent (8.0%) of the offering price of the shares of common stock in the offering. In addition, we have agreed to: (i) reimburse certain accountable expenses of the representative; (ii) reimburse the representative for certain non-accountable expenses relating to this offering equal to $50,000; (iii) reimburse the representative for legal expenses incurred in connection with this offering equal to $150,000; (iv) provide the representative with “tail” financing compensation under certain circumstances; and (v) indemnify the underwriters for certain liabilities in connection with this offering. See “Underwriting”.

Representative’s Warrant	Upon the closing of this offering, we will issue to Representative the representative of the underwriters, the Representative’s Warrant to acquire shares of common stock at an exercise price of 125%

of the initial public offering price. The Representative’s Warrant and the shares of common stock exercisable thereunder are registered in the registration statement of which this prospectus is a part. The Representative’s Warrant provides for full ratchet anti-dilution protection, a $1.70 minimum exercise price, and will be exercisable for a period of five years commencing 180 days after commencement of the sales by us of our public securities in this offering.

Placement Agent Warrant	In connection with the sale and issuance of the Bridge Notes and Bridge Warrants, we issued to Representative, our exclusive placement agent with respect to the Bridge Notes and Bridge Warrants, the Placement Agent Warrant exercisable for shares of our common stock, which represents 5% of the shares of common stock (i) issuable upon conversion of the Bridge Notes (assuming full conversion in connection with the closing of this offering, and (ii) the number of shares exercisable under the Bridge Warrants, at an exercise price of 125% of the initial public offering price. The Placement Agent Warrant and shares of common stock exercisable thereunder are registered in the registration statement of which this prospectus is a part. The Placement Agent Warrant provides for full ratchet anti-dilution protection, a $1.70 minimum exercise price, and will be exercisable through August 31, 2026, commencing 180 days after the commencement of sales of the Company’s public securities.

Lock-Up Agreements	The Company has agreed with the underwriters that it will not for a period of 180 days after the effective date of the offering, without the Representative’s prior written consent, in general: (i) offer or sell or grant any option to buy or otherwise dispose of any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company. In addition, our executive officers, directors, and certain stockholders, including holder of 5.0% or more of our common stock prior to this offering, have agreed with the Representative not to sell, transfer or dispose of any shares or similar securities for a period of 180 days following the closing of this offering. See “Shares Eligible for Future Sales” and “Underwriting” for more information.

Leak-Out Agreements	Certain of the Selling Stockholders have agreed that, without the Representative’s consent, until December 31, 2023, such Selling Stockholders will not sell, transfer, or dispose of a number of shares of common stock on any given day in excess of 10% of the prior trading day’s average trading volume of our common stock. See “Shares Eligible for Future Sales” and “Underwriting” for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully, together with all the other information included in this prospectus, before deciding to purchase any shares of our common stock.

Proposed Nasdaq Capital Market symbol	“INRX”

The number of shares of our common stock to be outstanding after this offering is based on              shares of common stock outstanding as of December 31, 2021 after giving effect to the issuance of shares of our common stock in April 2022, and excludes:

•	520,500 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at an exercise price of $0.14 per share;

•	1,827,971 shares of unvested restricted common stock as of December 31, 2021;

•	shares of our common stock issuable upon the exercise of outstanding stock options subsequent to December 31, 2021, with an exercise price equal to our initial offering price per share;

•	shares of our common stock issued subsequent to December 31, 2021, to certain Selling Stockholders as consideration for entering into certain agreements with us;

•

            shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan, or the 2022 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

             shares of common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or the ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•

the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on                , 2022;

•

the conversion of approximately $                million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any), into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), the occurrence of the conversion on                , 2022, and $                 million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering. This assumption is based on (a) irrevocable elections from the holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to convert in connection with this offering and (b) irrevocable elections from the holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to not convert in connection with this offering;

•	no exercise of the Bridge Warrants, SOSV Warrant, Representative’s Warrant or Placement Agent Warrant to purchase up to a total of shares of our common stock, assuming the exercise price

is equal to the initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) multiplied by the applicable discount or premium provided for in the Bridge Warrants, SOSV Warrant, Representative’s Warrant and Placement Agent Warrant;

•

the conversion of approximately $0.6 million, the aggregate amount purchased under the 2019 SAFEs and 2020 SAFEs, or the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	no exercise by the underwriters of their option to purchase up to a total of additional shares of our common stock from us;

•	no exercise of the outstanding options referred to above;

•	no sale of the Selling Stockholder Shares by the Selling Stockholders;

•	a -for- stock split of our common stock to be effected prior to the closing of this offering; and

•

the filing of our amended and restated certificate of incorporation immediately following the closing of this offering and the adoption of our amended and restated bylaws immediately prior to the closing of this offering.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for the definitions of the SAFEs and 2020 Notes.

A $1.00 increase in the assumed initial public offering price would decrease the number of shares of our common stock issued on conversion of the 2020 Notes and Bridge Notes, or the Notes, by                shares. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our common stock issued on conversion of the Notes by                shares. If the closing date of this offering occurs after                , 2022, or the Assumed Closing Date: (i) approximately $1.4 million outstanding under certain of the Notes will continue to accrue interest at a rate of 7.0% per annum, and (ii) approximately $    million outstanding under certain other Notes will continue to accrue interest at a rate of 12.0% per annum, and, in each case,                 is the number of additional shares of our common stock that will be issuable per day following the Assumed Closing Date upon conversion of the additional accrued interest.

A $1.00 increase in the assumed initial public offering price would decrease the number of shares of our common stock issued under the SAFEs by                shares. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our common stock issued under the SAFEs by                 shares.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data for the periods and as of the dates indicated. We derived our summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2020 and 2021 and our summary consolidated balance sheet data as of December 31, 2021 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the interim periods are not necessarily indicative of the results that may be expected for any other interim periods or any future year. You should read these data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2020		2021
	(in thousands)
Consolidated Statements of Operations and Comprehensive Loss Data:
Operating expenses
Research and development		$539		$746

General and administrative		663		2,819

Total operating expenses		1,202		3,565

Loss from operations Other expense:		(1,202)		(3,565)
Interest expense		(289)		(1,410)
Change in fair value of financing derivatives		(46)		(3,502)
Change in fair value of future equity liabilities		(457)		(2,768)
Change in fair value of warrant liabilities		—		(830)
Gain on extinguishment of convertible notes payable		—		98
Gain on extinguishment of future equity liabilities		—		24

Total other expense		(792)		(8,388)

Net loss before income taxes		(1,994)		(11,953)
Provision for income taxes		—		—

Net loss and Comprehensive loss		$(1,994)		$(11,953)

Net loss per share – basic and diluted(1)		$(0.32)		$(1.41)

Weighted-average shares of common stock outstanding – basic and diluted(1)		$6,142,672		$8,497,380

Pro forma net loss per share, basic and diluted (unaudited)(1)(2)	$		$

Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)(1)(2)

(1)

See Note 9 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share and the number of shares of common stock used in the computation of the per share amounts.

(2)

The calculations for the unaudited pro forma net loss per share, basic and diluted, and the pro forma weighted average shares of common stock outstanding, basic and diluted, assume: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $            million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), the occurrence of the conversion on the Assumed Closing Date, and $        million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering (this assumption is based on (a) irrevocable elections from the holders of Bridge Notes of $             million of aggregate principal outstanding who have irrevocably elected to convert in connection with this offering and (b) irrevocable elections from the holders of Bridge Notes of $             million of aggregate principal outstanding who have irrevocably elected to not convert in connection with this offering), (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and (iv) the issuance of shares of our common stock in April 2022.

	As of December 31, 2021
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$2,774	$	$
Working capital(4)(5)	103
Total assets	3,763
Convertible notes payable, net of discount	3,914
Financing derivatives	4,618
Future equity liabilities	4,145
Warrant liabilities	2,156
Other non-current liabilities	72
Accumulated deficit	(14,349)
Total stockholders’ (deficit) equity	(14,004)

(1)

Pro forma amounts reflect: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $            million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $             million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering (this assumption is based on

(a) irrevocable elections from the holders of Bridge Notes of $ million of aggregate principal outstanding who have irrevocably elected to convert in connection with this offering and (b) irrevocable elections from the holders of Bridge Notes of $ million of aggregate principal outstanding who have irrevocably elected to not convert in connection with this offering), (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of shares of our common stock, based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and (iv) the issuance of shares of our common stock in April 2022.
(2)

Pro forma as adjusted amounts reflect the pro forma adjustments described in footnote (1) above, as well as the sale and issuance of                shares of our common stock in this offering by us based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by $            million, assuming the number of shares offered by us as stated on the cover page of this prospectus remain unchanged and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by $            million, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(5)	Included in working capital is a current liability for convertible notes payable, net of discount in the amount of $1,496,000.

RISK FACTORS

Investing in our common stock is speculative and involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have incurred losses in every year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, which could harm our business and future prospects.

Therapeutic drug development is a highly speculative undertaking and involves a substantial degree of risk. We are a preclinical-stage therapeutic company, and since our inception in August 2018, we have focused primarily on organizing and staffing our company, business planning, establishing our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. Our approach to the discovery and development of HiMO drug candidates is unproven, and we may not be able to develop any drug candidates that succeed in clinical development or commercial value. Our drug candidates are in the preclinical development stage. We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in the therapeutics industry, including an ability to file an IND with the FDA, an ability to obtain marketing approval of a drug candidate, manufacture any drug candidate at commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful drug commercialization. Consequently, any predictions about our future performance may not be as accurate as they would be if we had a history of successfully developing and commercializing therapeutic drugs.

Investment in drug development in the healthcare industry, including of therapeutic drugs, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential drug candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval, as necessary, and become commercially viable. We have no drugs approved for commercial sale, and have not generated any revenue from drug sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in August 2018. For the years ended December 31, 2020 and 2021, we reported net losses of $2.0 million and $12.0 million, respectively. As of December 31, 2021, we had an accumulated deficit of $14.3 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. All of our drug candidates will require substantial additional development time and resources before we would be able to apply for or receive marketing approvals and begin generating revenue from drug sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our research and development of, seek marketing approval for and potentially commercialize any of our drug candidates, recruit and maintain key personnel and seek to identify, assess, acquire, in-license or develop additional drug candidates.

We have concluded that we do not have sufficient cash to fund our operations through 12 months from the issuance date of our consolidated financial statements, and as a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is a result of ongoing operating losses and a lack of financing commitments to meet cash requirements. We have incurred recurring losses from operations in fiscal years 2020 and 2021, and our working capital was negative as of December 31, 2020 and low positive as of December 31, 2021. If the Company is unable to obtain funding, the Company will be required to delay, reduce or eliminate some or all of its research and development programs and efforts, which would adversely affect its business prospects, and the Company may be unable to continue operations. Although management continues to pursue plans to finance its continued operations, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, or at all. After this offering, we may not raise the funding we require such that substantial doubt about our ability to continue as a going concern continues. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

To become and remain profitable, we must succeed in developing and eventually commercializing drugs that generate significant revenue. This will require us to be successful in a range of challenging activities, including preclinical studies and clinical trials, including most imminently, conducting IND-enabling confirmatory toxicology studies of our drug candidates, obtaining marketing approval for these drug candidates and manufacturing, marketing and selling any drugs for which we may obtain marketing approval. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. Because of the numerous risks and uncertainties associated with therapeutic drug development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our drug candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional capital to finance our operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our drug development programs, commercialization efforts or other operations.

Since we commenced operations in 2018, we have principally financed our operations through private placements of our common stock, the Notes, SAFEs, and an accelerator contract for equity, or the ACE, entered into with SOSV. The development of therapeutic drug candidates is capital-intensive. We expect our expenses to increase substantially in connection with our ongoing and planned activities, particularly as we conduct preclinical studies and clinical trials, including more imminently, IND-enabling confirmatory toxicology studies of our drug candidates and any future drug candidates we may develop, and seek marketing approval for our current and any future drug candidates we may develop. Our expenses will increase substantially if our drug candidates successfully complete early clinical and other studies, and also could increase beyond expectations if the FDA, the European Medicines Agency, or EMA, the Australian Therapeutic Goods Association, or TGA, or other foreign regulatory authorities require us to perform clinical and other studies in addition to those that we currently anticipate. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our drug candidates. In addition, following the closing of this offering, we expect to incur additional costs associated with operating as a public company. Furthermore, if we obtain marketing approval for our drug candidates, we expect to incur significant expenses related to manufacturing, marketing, sales and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Based on our current operating plan, we believe that our existing cash, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirement through at least the next                months. In particular, we expect that the net proceeds from this offering, together with our existing cash, will allow us to complete our anticipated Phase 2 clinical trial and toxicology studies for OM002 in IBS-C and continue to meet our general working capital obligations. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through quasi-equity offerings (such as SAFEs), debt financings or other capital sources, including potentially, collaborations, licenses and other similar arrangements. Specifically, we have assumed that aggregate principal of $            million, plus the accrued interest thereon (including pay-in-kind interest, if any), under the Bridge Notes that we issued to investors from the end of August 2021 through April 2022, will be converted into shares of our common stock in connection with the closing of this offering, and $ million, plus accrued interest thereon (including pay-in-kind interest, if any), under the Bridge Notes, or the Outstanding Debt, will continue to remain outstanding following the closing of this offering. The Outstanding Debt will continue to incur interest at 12% per annum with a maturity date of December 31, 2023. The Outstanding Debt may be prepaid, subject to a prepayment penalty equal to 1.2 times the amount to be prepaid. Unless converted into shares of common stock at the election of the holder of Outstanding Debt, all Outstanding Debt will become due and payable in full on December 31, 2023. If we are required to repay the Outstanding Debt, based on our current operating plan, we will require additional capital resources, which may not be readily available on terms acceptable to us or at all. As a result, we could be in default under the terms of the Bridge Notes and the principal outstanding and accrued and unpaid interest (including pay-in-kind interest, if any) will automatically increase by 120%, the interest rate will increase from 12% to 15% per annum, and the holders of the Bridge Notes could foreclose on substantially all of our assets pursuant to the terms of an amended and restated security agreement, or the Security Agreement, to satisfy our payment obligations owed under the outstanding Bridge Notes. Upon the closing of this offering, (i)          shares of common stock issued upon the conversion of the Bridge Notes and exercise of the Bridge Warrants, will be freely tradable without restrictions, (ii)          shares of common stock issued upon the conversion of the Bridge Notes and exercise of the Bridge Warrants will be freely tradable, subject only to volume restrictions related to leak-out agreements entered into by certain holders of Bridge Notes and Bridge Warrants with the Representative of the several underwriters, and (iii)         shares of common stock issued upon the conversion of the Bridge Notes and exercise of the Bridge Warrants and SOSV Warrant will be freely tradable, subject to a 180 day lock-up from the closing date pursuant to the Lock-Up Agreement entered into by SOSV and certain holders of Bridge Notes and Bridge Warrants with the Representative of the several underwriters. See “Shares Eligible For Future Sale – Lock-Up Agreements, Leak-Out Agreements and Market Stand-Off Provisions”.

In any event, we will require substantial additional capital to support our business operations as we pursue preclinical and clinical activities and marketing approval of our current and any future drug candidates, and otherwise to support our continuing operations. In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution. Even if we believe we have sufficient capital for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Our future funding requirements will depend on many factors, including, but not limited to:

•

the regulatory approval pathway for our drug candidates, including whether regulatory authorities will require us to conduct Phase 1 clinical trials for our drug candidates, and the resulting clinical development plans for our drug candidates;

•

the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our drug candidates and any need to conduct additional such studies as may be required by a regulator;

•

the willingness of the FDA, the EMA, the TGA, or comparable foreign regulatory authorities to accept our clinical trials, as well as data from our planned and ongoing preclinical studies and clinical trials and other work, as the basis for review and approval of our drug candidates;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, the TGA and other comparable foreign regulatory authorities;

•	the number and characteristics of drug candidates that we develop or may in-license;

•	the costs of acquiring, licensing, or investing in businesses, drug candidates, and technologies;

•	the effect of changes in regulation or policy relating to the development and commercialization of our drug candidates by the FDA, the EMA, the TGA and other comparable foreign regulatory authorities;

•

the costs of establishing, maintaining, and overseeing a quality system compliant with current good manufacturing practice requirements, or cGMPs, and a supply chain for the development and manufacture of our drug candidates in sufficient quantities;

•

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense, and enforcement of any patents or other intellectual property rights;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	the effect of competing products and drug candidates and other market developments;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•	the costs associated with operating as a public company;

•	the costs associated with securing and establishing commercialization;

•	the timing, receipt, and amount of sales from our potential drugs, if approved;

•	the economic and other terms, timing of and success of any collaboration, licensing or other arrangements which we may enter in the future; and

•	costs associated with any delays or issues with any of the above, including the risk of each of which may be exacerbated by the ongoing COVID-19 pandemic.

Conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve drug sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if at all. Because we do not expect to generate revenue from drug candidate sales for many years, if at all, we will need to obtain substantial additional funding in connection with our continuing operations and expected increases in expenses. Until such time as we can generate significant revenue from sales of our drug candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. If we are unable to raise additional capital when needed, our ability to grow and support our business and to respond to market challenges could be significantly limited, which could have a material adverse effect on our business, financial condition and results of operations. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our current and any future drug candidates. Additional funding may not be available on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our drug candidates.

Until such time, if ever, as we can generate substantial drug revenues, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Further, for so long as the lead investor in our Bridge Notes continues to hold a Bridge Note, we are not permitted to incur additional debt that is senior to or pari passu with the Bridge Notes absent the lead investor’s prior written consent.

If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our drug candidate development process or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Attempting to secure additional financing may also divert our management from our day-to-day activities, which may impair or delay our ability to develop our proprietary pipeline. In addition, demands on our cash resources may change as a result of many factors currently unknown to us including, but not limited to, any unforeseen costs we may incur as a result of preclinical study or clinical trial delays, or disruptions in the manufacturing of our product candidates, due to the COVID-19 pandemic or other causes, and we may need to seek additional funds sooner than planned. If we are unable to obtain funding on a timely basis or at all, we may be required to significantly curtail or stop one or more of our research or development programs.

As an organization, we have never successfully completed any preclinical studies or clinical trials, and we may be unable to do so for any drug candidates we may develop.

We will need to successfully complete preclinical studies and clinical trials in order to obtain the approval of the FDA, EMA, TGA or comparable foreign regulatory authorities to market any drug candidates. Carrying out clinical trials, including later-stage registrational clinical trials, is a complicated process. As an organization, we have not previously completed any preclinical studies or clinical trials. In order to do so, we will need to build and expand our clinical development and regulatory capabilities, and we may be unable to recruit and train qualified personnel. We also expect to continue to rely on third parties to conduct our clinical trials. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA submission and approval of our drug candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approval of any drug candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our drug candidates.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Further deterioration in credit and financial markets and confidence in economic conditions may occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Further, as a result of the COVID-19 pandemic, actions taken to slow its spread and the conflict in Ukraine, the global credit and financial markets have and may continue to experience extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, and uncertainty about economic stability. Although these effects caused by the COVID-19 pandemic have largely subsided following the onset of the pandemic, if the equity and credit markets deteriorate, for example due to the impact of the spread of variant forms of the virus that are more transmissible and/or capable of causing severe disease, it will make any necessary debt or equity financing more difficult, more costly or more dilutive.

We have a limited operating history, which may make it difficult to evaluate our drug development capabilities and predict our future performance.

We are early in our development efforts and we have not initiated preclinical studies or clinical trials for any of our drug candidates. We were formed in August 2018, have no drugs approved for commercial sale and have not generated any revenue from drug sales. Our ability to generate drug revenue, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our drug candidates, which may never occur. We may never be able to develop or commercialize a marketable drug.

Our current and future therapeutic drug candidates require additional discovery research, preclinical development, clinical development, regulatory approval in multiple jurisdictions to market, manufacturing validation, obtaining cGMP manufacturing supply, capacity and expertise, building of a commercial and distribution organization, substantial investment and significant marketing efforts before we generate any revenue from drug sales.

Our limited operating history may make it difficult to evaluate our drug candidates and predict our future performance. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as an early-stage company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our drug candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.

Our obligations under the Bridge Notes are secured by security interests in substantially all of our assets and our failure to comply with the terms and covenants of the Bridge Notes could result in our loss of substantially all of our assets.

At the time of the closing of this offering, we will have a $            million principal amount loan, pursuant to the terms of the Bridge Notes outstanding, the holders of which have been granted a security interest in substantially all of our assets pursuant to the terms of the Security Agreement. If we fail to comply with the covenants contained in such agreements or if we fail to repay the outstanding portion of the principal and accrued interest that the holders elect not to convert into shares of our common stock in connection with the closing of this offering when due, the holders could declare us in default, in which event the holders would have the right to seize our assets that secure the indebtedness, which would force us to suspend all operations. The Security Agreement terminates automatically upon the conversion of all principal and accrued interest thereon (including pay-in-kind interest, if any) into shares of our common stock or when no further amounts are owed under the Bridge Notes held by the lead investor in our Bridge Note financing.

We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.

In March 2022, in connection with the preparation of our 2021 financial statements, included elsewhere in this registration statement, we identified a material weakness in our internal control over financial reporting, primarily related to a review of the valuations for certain of our financial instruments, including the ACE, SAFEs, Convertible notes, Bridge Notes, Bridge Warrants, and Placement Agent Warrant.

Specifically, our controls were not properly designed to provide reasonable assurance that we performed a detailed and precise review of the valuation reports prepared by management’s third-party experts. We believe the errors identified are due to deficiencies in our internal control environment resulting from insufficient accounting resources with appropriate technical expertise and experience or not leveraging our external accounting experts as appropriate to perform the necessary reviews to effectively execute controls over reviews of financial instrument valuations prepared by management’s external valuation experts.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. To address our material weakness, we will, in connection with the closing of our initial public offering, seek to hire a chief financial officer and accounting personnel, and have already begun to implement new processes with the assistance of our third-party service providers.

Our compliance with Section 404 of Sarbanes-Oxley Act requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The measures we have taken to date, and actions we may take in the future, may not be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or to prevent or avoid potential future material weaknesses. We may not have identified all material weaknesses. Moreover, our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods, which could cause the price of our common stock to decline. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our business and the business or operations of third parties with whom we conduct business have and could continue to be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have business operations.

Our business has and could continue to be adversely affected by health pandemics or epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of potential clinical trial sites or other business operations. Specifically, the effect COVID-19 has had on the global supply chain has adversely affected the development timeline of OM001. It is, however, not possible at this time to estimate the overall impact that the COVID-19 pandemic has had and could have on our business. We continue to evaluate the impact COVID-19 may have on our ability to effectively conduct our business operations as planned, and we may not be able to avoid part or all of any impact from the spread of COVID-19 or its consequences.

The COVID-19 pandemic outbreak has and continues to have the potential to cause a disruption in our supply chain and may adversely impact economic conditions in North America, Europe and elsewhere. As a result of supply chain disruptions, we may experience delays in initiating or conducting any planned or future clinical trials if product material is delayed. Additionally, toxicology studies may be delayed as a result of supply chain disruptions as third-party contract research organizations, or CROs, experience potential backlogs in slotting.

In addition, the COVID-19 pandemic initially disrupted global financial markets and may limit our ability to access capital in the future. A recession or market correction resulting from the spread of COVID-19 could adversely affect our business and the value of our common stock.

As a result of the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease, we may experience disruptions that could severely impact our business and our planned preclinical studies and clinical trials, including:

•	interruption or delays in the operations of the FDA, EMA, TGA or other regulatory authorities, which may impact review and approval timelines;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	delays or difficulties in enrolling patients in our clinical trials;

•

interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in manufacturing operations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	the need for additional contract manufacturing resources and personnel;

•

delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials; some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services;

•	interruptions in any of our planned preclinical studies or clinical trials due to restricted or limited operations at our laboratory facilities; or

•

limitations on employee resources that would otherwise be focused on the conduct of our planned preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and interruption or delays to our discovery and clinical activities.

If any of our clinical trials are delayed or suspended as a result of COVID-19 or for other reasons, they might not reinitiate or commence enrollment and their enrollment may not be reinitiated at all. COVID-19 may also require us to delay or pause dosing or data collection in our clinical trials as a result of negative impacts to site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, trial monitoring or data analysis. Even if we are able to collect clinical data while the pandemic is ongoing, COVID-19 may negatively affect the quality, completeness or interpretability of that clinical data as a result of deviations from clinical study protocols, disruptions in patient screening or dosing (for instance, as a result of delays in manufacturing) or disruptions in patient evaluations (for instance, as a result of inabilities to conduct study visits while following local public health requirements or inabilities to conduct remote assessments). Any of these effects could adversely affect our ability to obtain regulatory approval for and to commercialize our drug candidates, increase our operating expenses and have an adverse effect on our business and financial results.

The ultimate impact of the COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and will depend on future developments. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole, but these delays could have a material impact on our operations.

We rely on a set of cloud-based software services and access these services via the Internet for the vast majority of our computing, storage, bandwidth, and other services. Any disruption of or interference with our use of our cloud-based services would negatively affect our operations and could seriously harm our business.

We use several distributed computing infrastructure platforms for business operations, or what is commonly referred to as “cloud” computing services and we access these services via the Internet. Any transition of the cloud services currently provided by an existing vendor to another cloud provider would be difficult to implement and will cause us to incur significant time and expense. Given this, any significant disruption of or interference with our use of these cloud computing services would negatively impact our operations and our business would be seriously harmed. If our employees or partners are not able to access our cloud computing services or encounter difficulties in doing so, we may experience business disruption. The level of service provided by our cloud computing vendors, including the ability to secure our confidential information and the confidential information of third parties that is shared with us, may also impact the perception of our company and could seriously harm our business and reputation and create liability for us. If a cloud computing service that we use experiences interruptions in service regularly or for a prolonged basis, or other similar issues, our business could be seriously harmed. We are especially susceptible to this risk as we do not have any physical office locations other than subscriptions to WeWork office space and operate almost entirely remotely. We are reliant on third-party software services in a variety of locations throughout the country which could separately or simultaneously experience disruptions.

In addition, a cloud computing service may take actions beyond our control that could seriously harm our business, including:

•	discounting or limiting access to our platform;

•	increasing pricing terms;

•	terminating or seeking to terminate our contractual relationship altogether;

•	establishing more favorable relationships with one or more of our competitors; or

•	modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Our cloud computing services have broad discretion to change and interpret its terms of service and other policies with respect to us, and those actions may be unfavorable to us. Our cloud computing services may also alter how we are able to process data on the platform. If a cloud computing service makes changes or interpretations that are unfavorable to us, our business could be seriously harmed.

Our efforts to protect the information shared with us may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or third-party data entrusted to us. If any of these events occur, our or third party information could be accessed or disclosed improperly. Some partners or collaborators may store information that we share with them on their own computing system. If these third parties fail to implement adequate data-security practices or fail to comply with our policies, our data may be improperly accessed or disclosed. Even if these third parties take all these steps, their networks may still suffer a breach, which could compromise our data.

Any incidents where our information is accessed without authorization, or is improperly used, or incidents that violate our policies, could damage our reputation and our brand and diminish our competitive position. In addition, affected parties or government authorities could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Concerns over our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services. Any of these occurrences could seriously harm our business.

We are also subject to many federal, state, and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could seriously harm our business.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 15, 2022, we had eight full-time employees, two of whom were primarily engaged in research and development activities. We also engage various consultants that are primarily engaged in research and development. As we advance our research and development programs, we may be required to further increase the number of our employees, particularly in the areas of clinical development, quality, regulatory affairs and, if any of our drug candidates receive marketing approval, sales, marketing and distribution. To manage any future growth, we must:

•	identify, recruit, integrate, maintain and motivate additional qualified personnel;

•	manage our development efforts effectively, including the initiation and conduct of clinical trials for our drug candidates and navigating the clinical and FDA review process for our drug candidates;

•	improve our operational, financial and management controls, reporting systems and procedures;

•

discover new drug candidates, develop the process and analytical methods for IND-enabling studies and regulatory submissions, complete the required IND-enabling studies for each, and receive approval from the FDA and other regulatory authorities to initiate clinical trials for such drug candidates;

•	manage any future clinical trials effectively;

•	identify, recruit, retain, incentivize and integrate additional employees;

•

maintain sufficient quantities of a drug product for clinical supply and establish manufacturing capabilities or arrangements with third-party manufacturers for commercial supply, if and when approved; and

•	continue to improve our operational, financial and management controls, reports systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our drug candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain organizations, advisors and consultants to provide certain services, including many aspects of regulatory affairs, clinical management and manufacturing. The services of these organizations, advisors and consultants may not continue to be available to us on a timely basis when needed or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our drug candidates or otherwise advance our business. We may not be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug candidates and, accordingly, may not achieve our research, development and commercialization goals. While the impact of the COVID-19 pandemic initially resulted in significant unemployment, more recently, unemployment rates have decreased. The United States is currently experiencing an increasingly competitive labor market and we are uncertain as to the employment environment in the future, or how that environment will impact our workforce, including our ability to hire or retain qualified employees, consultants, contractors or other key personnel to facilitate our growth.

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to identify and develop new or next generation drug candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

Our ability to compete in the highly competitive therapeutics industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including Alexander Martinez, our Chief Executive Officer, Jason Ferrone, our President and Chief Operating Officer, Emil Chuang, M.B.B.S. (Syd) FRACP, our Chief Medical Officer, and Dustin Crawford, our General Counsel and Vice President, Legal and Corporate Development. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in drug development and harm our business. Additionally, we currently have a small management team with no succession plan in place. While we intend to grow our management team, we may be unable to identify, recruit and hire the necessary personnel.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted common stock and stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Employment of our key employees is at-will, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of any of our current or future CROs, contract manufacturing organizations, or CMOs, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. For materials to be used in our clinical trials, we plan to rely on an external contract manufacturing organization for the entire manufacturing supply chain. Our ability to obtain clinical supplies of our drug candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Our computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer cybersecurity incidents and other disruptions, including the theft of our intellectual property.

In the course of our business, we collect, store and transmit proprietary, confidential and sensitive information, including personal information. The information and data processed and stored in our technology systems, and those of our research collaborators, CROs, contractors, consultants and other third parties on which we depend to operate our business, may be vulnerable to security breaches, loss, damage, corruption, unauthorized access, use or disclosure or misappropriation. Such incidents may also result from errors or malfeasance by our personnel or the personnel of the third parties with which we work, malware, viruses, software vulnerabilities, hacking, denial of service attacks, social engineering (including phishing), ransomware, credential stuffing or other cyberattacks, including attacks by state-sponsored organizations or sophisticated groups of hackers.

While we have developed systems and processes designed to protect the integrity, confidentiality and security of the confidential and personal information under our control, our security measures or those of the third parties we depend on may not be effective in preventing cybersecurity incidents. There are many different and rapidly evolving cybercrime and hacking techniques, and we may be unable to anticipate attempted security breaches, identify them before our information is exploited, or react in a timely manner.

Additionally, our workforce operates substantially remotely or in shared working locations, which may impose additional risks to our business, including increased risk of industrial espionage, phishing and other cybersecurity attacks and unauthorized dissemination of proprietary or confidential information, any of which could have a material adverse effect on our business.

Although, to our knowledge, we have not experienced a material system failure or cybersecurity incident to date, if such an event were to occur, it could result in a material disruption of our development programs and our business operations, whether due to a loss of trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third-party research institution collaborators, CROs, other contractors and consultants for many aspects of our business, including research and development activities and manufacturing of our drug candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. Cybersecurity incidents and any unauthorized access or disclosure of our information or intellectual property could also compromise our intellectual property and patent portfolio, expose sensitive business information, expose the personal information of our employees, require us to incur significant remediation costs, disrupt key business operations and divert attention of management and key information technology resources. Such incidents could also subject us to significant liability, harm our competitive position and delay the further development and commercialization of our drug candidates.

Our insurance coverage may not be adequate for cybersecurity liabilities, may not continue to be available to us on economically reasonable terms, or at all, and any insurer may deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances, including proposals made by the current or a future presidential administration, could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of our net deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses under the Tax Cuts and Jobs Act of 2017, as amended by the Coronavirus Aid, Relief, and Economic Security Act or any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income or tax liabilities may be subject to certain limitations.

As of December 31, 2021, we had $4.6 million of net operating loss, or NOL, carryforwards for U.S. federal tax purposes for U.S. federal income tax purposes. Such NOL carryforwards may be carried forward indefinitely and offset up to 80% of our taxable income in each future taxable year, if we attain profitability and generate taxable income in the future. We have incurred significant net losses since our inception, anticipate that we will continue to incur significant net losses for the foreseeable future, and do not know whether or when we will generate the taxable income necessary to utilize our NOL carryforwards. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOL carryforwards and certain other tax attributes to offset its future taxable income or tax liabilities. For U.S. federal income tax purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders that own at least 5% of a corporation’s stock increases by more than 50 percentage points over their lowest aggregate ownership percentage within a specified testing period. In addition, it is uncertain whether various states will conform to current federal law, and there may be periods during which the use of NOL carryforwards is suspended or otherwise limited at the state level, which could accelerate or permanently increase state taxes owed. Our NOL carryforwards and certain other tax attributes may be subject to limitations under Sections 382 and 383 of the Code arising from previous ownership changes. If we undergo an ownership change in connection with or after this offering or as a result of future changes in our stock ownership, which may be outside of our control, our NOL carryforwards and certain other tax attributes could be further limited by Sections 382 and 383 of the Code.

We conduct certain research and development operations through our Australian wholly-owned subsidiary. If we lose our ability to operate in Australia, or if our subsidiary is unable to receive the research and development incentive payment allowed by Australian regulations, our business and results of operations could suffer.

In October 2021, we formed a wholly-owned Australian subsidiary, Intrinsic Medicine AU Pty LTD, to conduct various preclinical studies and clinical trials for our product candidates in Australia. Due to the geographical distance and lack of employees currently in Australia, as well as our lack of experience operating in Australia, we may not be able to efficiently or successfully monitor our clinical activities in Australia, including conducting preclinical studies and clinical trials. Furthermore, we have no assurance that the results of any clinical trials that we conduct for our product candidate in Australia will be accepted by the FDA or comparable foreign regulatory authorities for development and commercialization approvals.

In addition, current Australian tax regulations provide for a refundable research and development incentive payment equal to 43.5% of qualified expenditures. If our subsidiary loses its ability to operate in Australia, or if we are ineligible or unable to receive the research and development incentive payment, or the Australian government significantly reduces or eliminates the incentive program, our business and results of operation may be adversely affected.

Our HiMO drug candidates rely on the availability of specialty raw materials, which may not be available to us or our vendors on acceptable terms or at all.

Our drug candidates require certain specialty raw materials, some of which we obtain from small companies with limited resources and experience to support a commercial drug. Glycosyn, for example, has developed the bacterial strains which enable the production of our drug products to supply our clinical studies and, eventually, our commercial products. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We do not currently have contracts in place with all of the suppliers that we may need at any point in time, and if needed, may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

Our drug candidates will require specialized manufacturing capabilities. If we or any of our third-party manufacturers encounter difficulties in manufacturing our drug candidates, our ability to provide supply of our drug candidates for clinical trials or our drugs for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The manufacturing process used to produce our drug candidates is complex and novel and it has not yet been validated for clinical and commercial production. As a result of these complexities, the cost to manufacture our drug candidates is higher than traditional small molecule chemical compounds and the manufacturing process is less reliable and is more difficult to reproduce. Furthermore, our cGMP manufacturing process development and scale-up is at an early stage. The actual cost to manufacture and process our drug candidates could be greater than we expect and could materially and adversely affect the commercial viability of our drug candidates.

Our manufacturing process may be susceptible to manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, and variability in drug characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims and other supply disruptions. If microbial, viral or other contaminations are discovered in our drug candidates or in the manufacturing facilities in which our drug candidates are made, production at such manufacturing facilities may be interrupted for an extended period of time to investigate and remedy the contamination. Further, as drug candidates are developed through preclinical to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our drug candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Neither we, nor any third-party contract manufacturer, have yet commenced manufacturing of our drug candidate on a meaningful level. We will need to optimize our manufacturing process for our drug candidates, and doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency, and timely availability of reagents and/or raw materials. We ultimately may not be successful in transferring our production system from our contract manufacturer to any manufacturing facilities we establish ourselves, or our contract manufacturer may not have the necessary capabilities to complete the implementation and development process. If we are unable to adequately validate or scale-up the manufacturing process for our drug candidates with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our drug candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us. As a result, we may ultimately be unable to reduce the cost of goods for our drug candidates to levels that will allow for an attractive return on investment if and when those drug candidates are commercialized.

The manufacturing process for any drugs that we may develop is subject to the FDA and other foreign regulatory bodies approval process, and we will need to contract with manufacturers who can meet all applicable FDA and other foreign regulatory bodies requirements on an ongoing basis. If we or our CMOs are unable to reliably produce drugs to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such drugs. Even if we obtain regulatory approval for any of our drug candidates, either we or our CMOs may not be able to manufacture the approved drug to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the drug, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our drug candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. Our future success depends on our ability to manufacture our drugs on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures. Specifically, because our drug candidates may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

We may depend on third parties for clinical and commercial supplies, including, in some instances, a single supplier.

We depend on third-party suppliers for clinical and commercial supplies, including the active ingredients which are used in our drug candidates. These supplies may not always be available to us at the standards we require or on terms acceptable to us, or at all, and we may not be able to locate alternative suppliers in a timely manner, or at all. If we are unable to obtain necessary clinical or commercial supplies, our manufacturing operations and clinical trials and the clinical trials of our collaborators may be delayed or disrupted and our business and prospects may be materially and adversely affected as a result.

We currently rely on a sole supplier, Friesland, for certain of our supplies, and we intend to continue relying on Friesland. If this sole supplier is unable to supply to us in the quantities we require, or at all, or otherwise defaults on its supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all. Additionally, Friesland and Glycosyn holds the know-how regarding the fermentation processes for the specific Glycosyn strains that produce the HiMOs that are licensed to us. In addition, Friesland and Glycosyn hold the know-how necessary to process and purify the product of fermentation, or down-stream process, to produce our purified drug candidates. Given that we currently rely on purchase orders for our supply needs, should we have to change our supplier or should Friesland decline to fill a purchase order, we would experience a time and cost disruption while attempting to locate alternate supplies and either elucidate the fermentation process for the Glycosyn strains or negotiate and enter into a technology transfer agreement with Friesland.

For example, we are currently aware of only two other suppliers with the 2’FL manufacturing capacity and know-how sufficient to meet our anticipated clinical and commercial supply needs, and, if necessary, we may not reach an agreement to purchase supplies from them under economically feasible conditions or at all.

Risks Related to the Development and Marketing Approval of Our Drug Candidates

The successful development of our drug candidates is highly uncertain.

Successful development of drug candidates is highly uncertain and is dependent on numerous factors, many of which are beyond our control. The success of our drug candidates will depend on several factors, including the following:

•	sufficiency of our financial and other resources to initiate and complete the necessary preclinical studies and clinical trials;

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successfully conducting IND-enabling studies with favorable results, submitting INDs as applicable, and the successful enrollment in clinical trials and completion of preclinical studies and clinical trials with favorable results;

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clearance of INDs by the FDA or similar regulatory filings by comparable foreign regulatory authorities for the conduct of clinical trials of our drug candidates and our proposed design of future clinical trials;

•	demonstrating the safety and efficacy of our drug candidates to the satisfaction of applicable regulatory authorities;

•	receipt of regulatory and marketing approvals from applicable regulatory authorities, including new drug applications, or NDAs, from the FDA and maintaining such approvals;

•	making arrangements with third-party manufacturers for, or establishing, clinical and commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our drugs, if and when approved, whether alone or in collaboration with others;

•	establishing and maintaining of patent and trade secret protection or regulatory exclusivity for our drug candidates;

•	acceptance of any drugs we develop and their benefits and uses, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors;

•	maintaining an acceptable safety profile of our drugs following approval; and

•	building and maintaining an organization of people who can successfully develop our drug candidates.

The length of time necessary to complete clinical trials and to submit an application for marketing approval of a drug candidate for a final decision by a regulatory authority may be difficult to predict for our therapeutic drug candidates, in large part because of their limited regulatory history. Given our early stage of development, it will take several years before we can demonstrate the safety and efficacy of a treatment sufficient to warrant approval for commercialization, if we can do so at all. If we are unable to develop, or obtain marketing approval for, or, if approved, successfully commercialize our drug candidates, we may not be able to generate sufficient revenue to continue our business.

In addition, if any of our drug candidates is approved for marketing, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration. If approved, our drug candidates would be subject to restrictions on our drugs’ labels and other conditions of regulatory approval that may limit our ability to market our drugs. We will also need to comply (and ensure that our third-party contractors comply) with current cGMPs and Good Clinical Practice, or GCP, as we (and our third-party contractors) will be required to comply with cGMPs for drugs used in our clinical trials for any clinical trials that we conduct post-approval with current cGMPs for drug candidates.

HMO therapies are a novel approach and negative perception of any drug candidates that we develop could adversely affect our ability to conduct our business, obtain regulatory approvals to market for such drug candidates.

While other companies are developing drug candidates that target the microbiome and address similar indications as our drug candidates, our mechanistic approach, which relies on the gut brain axis, is a relatively new and novel approach. In the United States, the European Union, or EU, and Australia, no drugs to date have been approved specifically demonstrating an impact on the gut brain axis through both the microbiome and immune system as part of their therapeutic effect. OM and microbiome therapies in general may not be successfully developed or commercialized or gain the acceptance of the public or the medical community. Our success will depend upon physicians who specialize in the treatment of diseases targeted by our drug candidates that we pursue as drugs, prescribing potential treatments that involve the use of our drug candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Our access will also depend on consumer acceptance and adoption of our drugs that we commercialize. Adverse events in preclinical studies and clinical trials, including more imminently, conducting IND-enabling confirmatory toxicology studies of our drug candidates or in clinical trials of others developing similar drugs and the resulting publicity, as well as any other adverse events in the field of the microbiome, could result in a decrease in demand for any drug that we may develop. In addition, responses by the U.S., state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our ability to develop or commercialize any drug candidates, obtain or maintain regulatory approval, market or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our drug candidates or demand for any drugs we may develop.

Our drug candidates are based on HMO therapies, which are an unproven approach to therapeutic intervention.

All of our current drug candidates are based on HMO therapies, a novel potential class of therapeutic drug candidates, which are being developed to treat gut brain axis disorders, in part, by modulating the microbiome through key compositional and functional changes relevant to disease outcomes. We have not, nor to our knowledge has any other company, received regulatory approval for, or manufactured on a commercial scale, a therapeutic based on this approach. Our approach may not lead to the development of approvable or marketable drugs, and we may not be able to manufacture at commercial scale, if approved. In addition, our drug candidates may have different effectiveness rates in various indications and in different geographical areas. Finally, approaching gut brain axis disorders and the microbiome with our HiMO drug candidates are a new approach to therapeutic intervention, therefore the FDA, EMA, TGA or other regulatory authorities may require additional time to evaluate the safety and efficacy of our drugs upon filing of new drug applications for the approval of our drug candidates. This could result in a longer than expected regulatory review process, increase our expected development costs and delay or prevent commercialization of our drug candidates.

All of our drug candidates will require significant preclinical and clinical development before we can seek regulatory approval for and launch a therapeutic drug commercially.

Our business and future success depends on our ability to obtain regulatory approval of and then successfully launch and commercialize our drug candidates, including OM002. We have not yet filed an IND for our any of our drug candidates. In a pre-IND interaction with the FDA’s Division of Gastroenterology, the FDA advised us that we should undertake an IND-enabling toxicology study before proceeding with our planned Phase 2 clinical trial. If such IND-enabling toxicology studies do not confirm the published preclinical toxicology studies that we intend to rely upon for OM002, we may not be able to conduct our intended IBS-C trial in both Australia and the United States and would need to conduct additional nonclinical development work and incur additional expense and delay prior to the expansion and initiation of clinical trials in the United States, if at all. Further, our business plan assumes, that if our IND is cleared for our leading drug candidate that we will be able to commence a Phase 2 clinical trial for therapeutic applications without the need for a phase 1 clinical trial. We have previously indicated to the FDA through pre-IND interactions and responses that we intended to rely on published clinical and nonclinical data to support our planned clinical trial. The FDA has advised that subject to certain duration restrictions and the IND-enabling toxicology study detailed above, we will be able to proceed directly to Phase 2. Our assumption may prove to be incorrect, which would delay our timeline to potential commercialization of our leading drug candidate and result in additional costs and expenses. Our clinical trials may experience preliminary complications in trial execution, such as complexities surrounding regulatory clearance of our IND, the need for additional preclinical data to support our IND, trial design and establishing trial protocols, bioanalytical assay method development, dose level and regimen selection, patient recruitment and enrollment, quality and supply of clinical doses or safety issues.

All of our drug candidates are in the early stages of development and will require significant additional preclinical and clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient validated and cGMP compliant commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from drug sales. In addition, because OM002 is our most advanced drug candidate, if OM002 encounters safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, our development plans, including for other drug candidates, and business would be significantly harmed.

Clinical development is a lengthy, complex and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any drug candidates.

To obtain the requisite regulatory approvals to commercialize any drug candidates for therapeutic uses, we must demonstrate through extensive preclinical studies and clinical trials, including more imminently, IND-enabling confirmatory toxicology studies that our drug candidates are safe and effective in humans for their intended use. Clinical testing is expensive, difficult to design and implement and can take many years to complete, and its outcome is inherently uncertain. We may be unable to establish clinical endpoints, dose levels and regimens or bioanalytical assay methods that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. The outcome of preclinical studies and early clinical trials, including more imminently, IND-enabling confirmatory toxicology studies, may not be predictive of the success of later preclinical studies and clinical trials, and interim results of these studies or trials do not necessarily predict final results. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drug candidates.

Successful completion of clinical trials is a prerequisite to submitting an NDA to the FDA, a Marketing Authorisation Application to the EMA, a Marketing Authorisation Application to the TGA and similar marketing applications to comparable foreign regulatory authorities, for each drug candidate and, consequently, the ultimate approval and commercial marketing of any drug candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We may experience delays in initiating or completing preclinical studies and clinical trials, including more imminently, IND-enabling confirmatory toxicology studies. We also may experience numerous unforeseen events during, or as a result of, any future preclinical studies or clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our drug candidates, including:

•	we may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials or the marketing of our drugs;

•	regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trials of any drug candidates may fail to show safety, purity or potency, or produce negative or inconclusive results and we may decide, or regulators may require us, to conduct preclinical studies or clinical trials or we may decide to abandon drug development programs;

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the number of patients required for clinical trials of any drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	we may need to add new or additional clinical trial sites;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•	the cost of preclinical studies and clinical trials of any drug candidates may be more than we anticipate or more than our available financial resources;

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the supply or quality of our drug candidates or other materials necessary to conduct preclinical studies and clinical trials of our drug candidates may be insufficient or inadequate and may not achieve compliance with applicable cGMPs;

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our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate preclinical studies and clinical trials, or reports may arise from preclinical or clinical testing of our drug candidates that raise safety or efficacy concerns about our drug candidates;

•

preclinical studies or clinical trials of our drug candidates may produce negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon drug development programs; and

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the FDA or other regulatory authorities may disagree with the design, implementation or results of our preclinical studies or clinical trials, or require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial.

We could also encounter delays if preclinical studies and clinical trials, including more imminently, IND-enabling confirmatory toxicology studies are suspended or terminated for any reason. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our planned preclinical studies or clinical trials.

Further, our planned preclinical studies and clinical trials do or will contain and rely upon endpoints that require subjective assessments from trial participants and subject us to a substantial risk of “placebo effect” which is a well-known risk in clinical trials evaluating therapeutics for pain as well as IBS. While a drug candidate may show clinical activity or therapeutic benefit, a high placebo effect in a clinical trial will make it difficult to ascertain that benefit or to show a statistically significant effect of the drug candidate as compared to the control arm and may ultimately cause a clinical trial to fail.

Our drug development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our planned preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical studies or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates and may allow our competitors to bring drugs to market before we do, potentially impairing our ability to successfully commercialize our drug candidates and harming our business and results of operations. Any delays in our planned preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

Our planned clinical trials or those of our future collaborators may reveal significant adverse events not seen in our or other’s preclinical studies or other clinical trials and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our drug candidates.

Before obtaining regulatory approvals for the commercial sale of any drugs, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our drug candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical or clinical trial process. The results of preclinical studies as well as early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such clinical trials are completed. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. We believe that our drug candidates will be well tolerated by participants in our clinical trials, but we are not certain that we will be able to dose trial participants at a high enough dose that will demonstrate efficacy without unacceptable safety risk. We believe that our drug candidates have limited systemic exposure after oral administration but if the drug candidates we use in our clinical trials are absorbed by the body, participants may suffer adverse effects. There is also a concern that the microbiome will re-configure itself, leading to a limited time window of effectiveness and subsequent tolerability of our drug candidates or unanticipated short or long-term effects.

Drug candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the healthcare industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier clinical trials. Most drug candidates that commence clinical trials are never approved as drugs and any of our current or future clinical trials might not ultimately be successful or support further clinical development of any of our drug candidates.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our clinical trials or we may be required to significantly redesign or abandon trials or our development efforts of one or more drug candidates altogether. We, the FDA or other applicable regulatory authorities or an IRB may suspend clinical trials of a drug candidate at any time for various reasons, including a belief that patients in such trials are being exposed to unacceptable health risks or adverse side effects. Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our drug candidates may only be uncovered with a significantly larger number of patients exposed to the drug candidate. If our drug candidates receive marketing approval and we or others identify undesirable side effects caused by such drug candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such drug candidates;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way such drug candidates are distributed or administered, conduct additional clinical trials or change the labeling of the drug candidates;

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regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we may decide to remove such drug candidates from the marketplace;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our drug candidates; and

•	our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected drug candidates and could substantially increase the costs of commercializing our drug candidates, if approved, and significantly impact our ability to successfully commercialize our drug candidates and generate revenues.

We were not involved in the early development of our lead drug candidates or in the development of third-party agents used in combination with our drug candidates; therefore, we are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical studies and clinical trials for our drug candidates.

We had no involvement with or control over the preclinical and clinical development of any of our lead drug candidates. We are dependent on third parties having conducted their research and development in accordance with the applicable protocols and legal, regulatory and scientific standards; having accurately reported the results of all preclinical studies and clinical trials conducted with respect to such drug candidates; and having correctly collected and interpreted the data from these trials. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of our drug candidates will be adversely affected. Additionally, there is currently an ongoing Phase 1/2 clinical trial of our lead drug candidate, OM002, in pediatric patients for IBD, Crohn Disease and Ulcerative Colitis sponsored by Children’s Hospital Medical Center, Cincinnati under an investigator sponsored trial, or IST, in which we are not involved. As of March 15, 2022, we are not aware of any safety data having been published with respect to the third-party trial, which is scheduled for completion in March 2023. Pursuant to the Glycosyn In-License, to which we are not a party, we may be granted access or rights to use the data collected under the IST, subject to certain conditions. The patients involved in the clinical trial are high risk and taking medications which may affect the safety and efficacy results from this clinical trial. Further, any negative results of that study, whether related to OM002 or otherwise, may have an adverse effect on our ability to obtain regulatory approval and/or market and sell our drug candidates.

Positive results from early preclinical studies and clinical trials of our drug candidates, whether conducted by us or third parties, are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our drug candidates. If we cannot replicate the positive results from preclinical studies of our drug candidates, whether conducted by us or third parties, in our later and future preclinical studies and clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our drug candidates.

Any positive results from our planned preclinical studies and clinical trials of our drug candidates, whether conducted by us or third parties, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete any future preclinical studies or clinical trials of our drug candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our drug candidates may not be replicated in subsequent preclinical studies or clinical trial results. We have not conducted our own research and have relied on independent, published research to arrive at our development thesis and plan our clinical trial protocol. As such, we have not generated any data as of the date of this prospectus.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we may face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA, EMA, TGA or comparable foreign regulatory authority approval. Furthermore, the approval policies or regulations of the FDA, EMA, TGA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval, which may lead to the FDA, EMA, TGA or comparable foreign regulatory authorities delaying, limiting or denying approval of our drug candidates.

If we encounter delays or difficulties enrolling patients in future clinical trials, our research and development efforts, business, financial condition, and results of operation could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Any future clinical trials may be subject to delays for a variety of reasons, including as a result of patient enrollment taking longer than anticipated, patient withdrawal or adverse events affecting patient candidates. These types of developments could cause us to delay a trial or halt further development. Our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our drug candidates, and this competition will reduce the number and types of patients available to us, as some patients who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors. Because the number of qualified-clinical investigators and clinical trials sites is limited, some of our clinical trials may be conducted at the same clinical trial sites that some of our competitors use, which could reduce the number of patients who are available for our clinical trials at such clinical trial sites. In addition, there may be limited patient pools from which to draw for clinical trials or to assure their diseases is either severe enough or not too advanced to include them in a clinical trial.

Patient enrollment depends on many factors, including:

•	the severity of the disease or condition under investigation;

•	the patient eligibility and exclusion criteria defined in the protocol;

•	the size and nature of the study patient population required for analysis of the primary endpoint(s) of the clinical trial;

•	the proximity of patients to trial sites;

•	the design of the clinical protocol;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	the availability of competing clinical trials;

•	the efforts to facilitate timely enrollment in clinical studies or trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	the state of the COVID-19 pandemic and patients’ perceptions of risk in traveling to clinical sites;

•	the ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion.

Moreover, because our drug candidates represent a departure from more commonly used methods for our targeted therapeutic areas, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in any future clinical study or trial. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our drug candidates will increase our costs, slow down our drug candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Because we have multiple drug candidates in our clinical pipeline and are considering a variety of target indications, we may expend our limited resources to pursue a particular drug candidate and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific drug candidates, indications and development programs. We also plan to conduct several preclinical studies and clinical trials, over the next several years, including more imminently, conducting IND-enabling confirmatory toxicology studies, which may make our decision as to which drug candidates to focus on more difficult. As a result, we may forego or delay pursuit of opportunities with other drug candidates or other indications that could have had greater commercial potential or likelihood of success. We may focus on or pursue one or more indications over other potential indications and such development efforts may not be successful, which would cause us to delay the clinical development and approval of our drug candidates. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield and commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to the product candidate through future collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

Additionally, we may pursue additional in-licenses or acquisitions of development-stage assets or programs, which entails additional risk to us. Identifying, selecting and acquiring promising drug candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a particular drug candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. For example, if we are unable to identify programs that ultimately result in approved products, we may spend material amounts of our capital and other resources evaluating, acquiring and developing drugs that ultimately do not provide a return on our investment.

Interim top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, once we commence conducting clinical trials, we may decide to conduct interim analyses of data from our clinical studies, publish interim top-line or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change as patient enrollment and treatment continues and more patient data become available. Data from additional patients can have a significant impact on the overall data viewed as a whole. Adverse differences between previous preliminary or interim data and future interim or final data could significantly harm our business prospects and adversely affect our stock price. We may also announce topline data following a more comprehensive review of the data related to a particular preclinical study or clinical trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine to be material or otherwise appropriate information to include in our disclosure. If the interim, top line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our drug candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our drug candidates.

We face an inherent risk of product liability as a result of testing our drug candidates in clinical trials and will face an even greater risk if we commercialize any drugs. For example, we may be sued if our drug candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	inability to bring a drug candidate to the market;

•	decreased demand for our drugs;

•	damage to our reputation;

•	withdrawal of clinical trial participants and patients and inability to enroll future participants or continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	diversion of management’s time and our resources;

•	substantial monetary awards to clinical trial participants or patients;

•	drug recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any drug candidate via any regulatory pathway; and

•	decline in our share price.

We do not currently maintain clinical trial insurance and are currently in the process of evaluating potential providers for clinical trial insurance. We may not be able to obtain clinical trial insurance at an acceptable cost in the future, which could prevent or inhibit the ongoing development of our drugs. Since we have not yet commenced marketing of any drugs, we do not yet hold product liability insurance for commercialization of our drugs. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of drugs we develop, alone or with collaborators. If and when coverage is secured, our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

The market opportunities for our drug candidates may be limited and our estimates of the incidence and prevalence of our target patient populations may be inaccurate.

Our projections of both the number of people who have the diseases we are targeting, as well as the subset of people with these diseases in a position to receive our therapies, if approved, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, input from key opinion leaders, patient foundations or secondary market research databases, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases or regulatory approvals may include limitations for use or contraindications that decrease the addressable patient population. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our drug candidates may be limited or may not be amenable to treatment with our drug candidates. For instance, we estimate that, based on the estimated population reported in the 2020 U.S. Census and a 5% prevalence rate, there are approximately 16.5 million patients with IBS of which approximately 33% have IBS-C in the United States. It has been estimated that only 50% of patients with IBS have been diagnosed. Even if we obtain significant market share for our drug candidates, we may never achieve profitability without obtaining regulatory approval for additional indications.

We are early in our development efforts and may not be successful in our efforts to use HMOs to build a pipeline of drug candidates and develop marketable drugs.

We are developing our initial drug candidates and additional drug candidates that we intend to use in a number of areas of health and disease, including GBA associated disorders, certain inflammatory disorders and central nervous disorders which affect the microbiome as well as other cells in the body. We may have problems applying our technologies to these areas, and our drug candidates may not demonstrate a comparable ability in treating disease as existing drug therapies for such indications. Even if we are successful in identifying additional drug candidates, they may not be suitable for clinical development as a result of our inability to manufacture more complex proprietary compounds, limited efficacy, unacceptable safety profiles or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval and achieve market acceptance. The success of our drug candidates will depend on several factors, including the following:

•	initiation and completion of preclinical studies and clinical trials with positive results;

•	receipt of marketing approvals from applicable regulatory authorities, if necessary;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our drug candidates;

•	making arrangements with third-party manufacturers for, or establishing our own, commercial manufacturing capabilities;

•	launching commercial sales of our drugs, if and when approved, whether alone or in collaboration with others;

•	entering into new collaborations throughout the development process as appropriate, from preclinical studies through to commercialization;

•	acceptance of our drugs, if and when approved, by patients, consumers, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for our drugs, if approved;

•	protecting our rights in our intellectual property portfolio;

•	operating without infringing or violating the valid and enforceable patents or other intellectual property of third parties;

•	maintaining a continued acceptable safety profile of the drugs following approval or commercialization; and

•	maintaining and growing an organization of scientists and businesspeople who can develop and commercialize our drugs and technology.

If we do not successfully develop and commercialize drug candidates, we will not be able to obtain drug revenue in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

We face significant competition from other healthcare companies, and our operating results will suffer if we fail to compete effectively.

The healthcare industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical, nutritional foods and supplement companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the drug candidates that we develop obsolete. Mergers and acquisitions in the therapeutics industry may result in even more resources being concentrated amongst our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis microbiome therapies that are more effective, safer, more easily commercialized (including through medical foods and supplements that may not be subject to same degree of regulatory scrutiny as our drug candidates) or less costly than our drug candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and drugs. We believe the key competitive factors that will affect the development and commercial success of our drug candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

We anticipate competing with the largest healthcare companies in the world, many of which have greater financial and human resources than we currently have. In addition to these fully integrated healthcare companies, we also compete with those companies whose drugs target the same indications as our drug candidates. They include pharmaceutical companies, biotechnology companies, health and wellness companies (including manufacturers of medical foods and supplements), academic institutions and other research organizations. Any treatments developed by our competitors could be superior to our drug candidates. It is possible that these competitors will succeed in developing technologies that are more effective than our drugs or that would render our drug candidates obsolete or noncompetitive. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other therapies targeted at the microbiome continue to accelerate.

In addition, we have identified several companies that are targeting the microbiome, such as Synlogic, Inc., Finch Therapeutics Group, Inc., 4D Pharma PLC, Seres Therapeutics, Inc., Kaleido Biosciences Inc., and Evelo Biosciences, Inc.

Even if we obtain regulatory approval to market our drug candidates, the availability and price of our competitors’ drugs could limit the demand and the price we are able to charge for our drug candidates. We may not be able to implement our business plan if the acceptance of our drug candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our drug candidates, or if physicians switch to other new drug or biologic products or choose to reserve our drug candidates for use in limited circumstances. For additional information regarding our competition, see “Business—Competition.”

We expect to face generic, over-the-counter, or medical food competition for our drug candidates, which could adversely affect our business, financial condition, operating results and prospects.

Upon the expiration or loss of any patent protection for any of our drug candidates that are approved, or upon the “at-risk” launch, despite pending patent infringement litigation against the generic product, by a generic competitor of a generic version of any of our product candidates that are approved, which may be sold at significantly lower prices than our approved product candidates, we could lose a significant portion of sales of that product in a short period of time, which would adversely affect our business, financial condition, operating results and prospects.

In addition, we expect to face competition from over-the-counter and medical food products. In particular, our OM002 product candidate faces competition in certain indications from currently marketed oral over-the-counter products designed to treat the IBS symptoms. Additionally, we expect to face competition from currently marketed medical foods which include 2’FL in low concentrations. Even if a generic product or an over-the-counter product is less effective than our product candidates, a less effective generic or over-the-counter product may be more quickly adopted by health insurers, physicians and patients than our competing product candidates based upon cost or convenience.

Even if a drug candidate we develop as a therapeutic receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors, consumers and others in the medical or healthcare community necessary for commercial success.

If any drug candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, consumers and others in the medical community. If the drug candidates we develop do not achieve an adequate level of acceptance, we may not generate significant drug revenues and we may not become profitable. The degree of market acceptance of any drug candidate, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy, safety and potential advantages compared to alternative treatments;

•	the labeled uses or limitations for use, including age limitations or contraindications, for our drug candidates compared to alternative treatments;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	public perception of new therapies, including HMOs;

•	the strength of marketing and distribution support;

•	the ability to offer our drugs, if approved, for sale at competitive prices;

•	the ability to obtain sufficient third-party insurance coverage and adequate reimbursement; and

•	the prevalence and severity of any side effects.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other foreign regulatory bodies, provide true, complete and accurate information to the FDA and other foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our drug candidates and begin commercializing those drugs in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

A variety of risks associated with testing and developing our drug candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our drug candidates for therapeutic and other uses outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act, or FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

Additionally, we intend to contract with third parties to conduct some of our clinical trials outside the United States, which will subject us to additional risks and regulations. These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We currently have no marketing and sales organization and have no experience in marketing drugs for therapeutic uses. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our drug candidates, we may not be able to generate drug revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing drugs for therapeutic or other uses. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other healthcare companies to recruit, hire, train and retain experienced marketing and sales personnel.

In addition to establishing internal sales, marketing and distribution capabilities, we may optimistically pursue collaborative arrangements regarding the sales and marketing of our drugs, however, we may not be able to establish or maintain such collaborative arrangements, or if we are able to do so, they may not have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from drug sales may be lower than if we had commercialized our drug candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our drug candidates.

We may not be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any drug in the United States or overseas.

The FDA, the EMA, TGA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of drugs which act on the microbiome, which may be difficult to predict.

The FDA, EMA, TGA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products and drug candidates, such as microbiome therapeutics. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our drug candidates. Adverse developments in clinical trials of HiMO drugs conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our drug candidates. Similarly, the EMA governs the development of microbiome therapeutics as drugs in the European Union and member state regulatory bodies govern the development of microbiome therapeutics under food regulations and may issue new guidelines concerning the development and marketing authorization for microbiome therapeutics drugs and require that we comply with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our drug candidates or lead to significant post-approval limitations or restrictions. As we advance our drug candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such drug candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected, delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our drug candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future drug candidates in a timely manner, if at all.

Risks Related to Government Regulation

Changes in the legal and regulatory environment could limit our future business activities, increase our operating or regulatory costs, reduce demand for our drug candidates or result in litigation.

The conduct of our business, including the development, testing, production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, and possible regulatory classification and approval (where necessary) use of many of our drug candidates, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our drug candidates and components thereof (such as packaging) may be manufactured or sold.

These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such changes may include changes in:

•	food and drug laws (including FDA regulations);

•	laws related to drug candidate labeling;

•	advertising and marketing laws and practices;

•	laws and programs restricting the sale and advertising of certain of drug candidates;

•	laws and programs aimed at regulating, restricting or eliminating ingredients present in certain of our drug candidates;

•	changes in laws and programs that would allow for Medicare or similar programs to negotiate drug prices;

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increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the actual or possible effects or side effects of ingredients in, or attributes of, certain of our drug candidates; and

•	state and federal consumer protection and disclosure laws.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new drugs and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new drugs can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including most recently from December 22, 2018 to January 25, 2019, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of manufacturing facilities and products and resumed on-site inspections of manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The results of clinical trials conducted at clinical trial sites outside the United States might not be accepted by the FDA, and data developed outside of a foreign jurisdiction similarly might not be accepted by such foreign regulatory authority.

We intend to conduct some clinical trials outside the United States. Although the FDA, EMA, TGA or comparable foreign regulatory authorities may accept data from clinical trials conducted outside the relevant jurisdiction, acceptance of these data is subject to certain conditions. For example, the FDA requires that the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent, the trial population must adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. The FDA may not accept data from trials conducted outside of the United States as adequate support of a marketing application. Similarly, we must also ensure that any data submitted to foreign regulatory authorities adheres to their standards and requirements for clinical trials and a comparable foreign regulatory authority may not accept data from trials conducted outside of its jurisdiction.

We may rely on academic and private non-academic institutions to conduct investigator-sponsored clinical trials of our drug candidates. Any failure by the investigator-sponsor to meet its obligations with respect to the clinical development of our drug candidates may delay or impair our ability to obtain regulatory approval or commercialize for other drug candidates.

We may rely on academic and private non-academic institutions to conduct and sponsor clinical studies or trials relating to our drug candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored studies or trials as providing adequate support for future clinical trials, whether controlled by us or independent investigators, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide us certain information rights with respect to the investigator-sponsored studies or trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored studies or trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored studies or trials. If we are unable to confirm or replicate the results from the investigator-sponsored studies or trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our drug candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our drug candidates, or if the data proves to be inadequate compared to the first-hand knowledge, we might have gained had the investigator-sponsored studies or trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

Additionally, the FDA or non-U.S. regulatory authorities may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored studies or trials or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored studies or trials. If so, the FDA or other non-U.S. regulatory authorities may require us to obtain and submit additional preclinical, manufacturing or clinical data before we may initiate our planned clinical trials and/or may not accept such additional data as adequate to initiate our planned clinical trials. In addition, it could limit or prevent our ability to commercialize drug candidates for non-therapeutic uses.

Even if we obtain FDA, EMA or TGA approval for any of our drug candidates in the United States, European Union or Australia, we may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any drugs in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.

Approval by the FDA in the United States, the EMA in the European Union or the TGA in Australia does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional drug testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our drugs in those countries. We do not have any drug candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any drug we develop will be unrealized.

Even if we receive regulatory approval for any drug candidates, we will be subject to ongoing regulatory compliance obligations and continued regulatory review, which may result in significant additional expense. Additionally, any of our drug candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

If any of our drug candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, distribution, advertising, promotion, sampling, record-keeping, export, import, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

The FDA has significant post-marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post-marketing studies or clinical trials to evaluate serious safety risks related to the use of a drug. Any regulatory approvals that we receive for our drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug candidate. The FDA may also require a REMS program as a condition of approval of our drug candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our drug candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with our drug candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our drugs, withdrawal of the drug from the market or voluntary or mandatory drug recalls;

•	fines, warning or untitled enforcement letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	drug seizure or detention or refusal to permit the import or export of our drug candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of drugs that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label or other regulatory marketing pathway. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current administration may impact our business and industry. Namely, the current administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions, including any executive orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance requirements, can also result in significant financial penalties.

Healthcare insurance coverage and reimbursement may be limited or unavailable in certain market segments for our drug candidates, if approved, which could make it difficult for us to sell any drug candidates or therapies profitably.

The success of our drug candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our drug candidates represent new approaches to the treatment of the diseases they target, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our drug candidates or assure that coverage and reimbursement will be available for any drug that we may develop.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new drug acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a drug is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for drugs exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a drug from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our drugs on a payor-by-payor basis, coverage and adequate reimbursement may not be obtained. Even if we obtain coverage for a given drug, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of drug candidates. Patients are unlikely to use our drug candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our drug candidates. Because our drug candidates may have a higher cost than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved drugs. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our drug candidates. Further, coverage policies and third-party reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved drugs and, as a result, they may not cover or provide adequate payment for our drug candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent presidential executive orders, U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. We expect to experience pricing pressures in connection with the sale of any of our drug candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Healthcare legislative or regulatory reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things: (i) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs; (ii) expanded the entities eligible for discounts under the 340B drug pricing program; (iii) increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price, or AMP, for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP; (iv) expanded the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new eligibility categories for individuals with income at or below 133% (as calculated, it constitutes 138%) of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (v) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected; (vi) introduced a new Medicare Part D coverage gap discount program in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D (increased from 50%, effective January 1, 2019, pursuant to the Bipartisan Budget Act of 2018); (vii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (viii) established the Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug.

There have been judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021,

President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act, will remain in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. Another sequester, the PAYGO Sequester, effective with the passage of the American Rescue Plan, will add another 4% reduction in Medicare spending in 2022, unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s AMP, for single source and innovator multiple source drugs, beginning January 1, 2024. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on customers for our drug candidates, if approved, and, accordingly, our financial operations. In addition, Congress is considering additional health reform measures as part of the budget reconciliation process.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries, presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023, in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed to January 1, 2023. Further, in November 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. As a result of litigation challenging the MFN Model, on August 10, 2021, CMS published a proposed rule that seeks to rescind the MFN Model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs. It is also possible that additional governmental action is taken to address the COVID-19 pandemic.

European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our therapeutic drugs in the European Member States.

We intend to seek approval to market our drug candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our drug candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of pharmaceutical drugs is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our drug candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a drug candidate. In addition, market acceptance and sales of our drug candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our drug candidates and may be affected by existing and future healthcare reform measures. Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our drug candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Any country that has price controls or reimbursement limitations for pharmaceutical drugs may not allow favorable reimbursement and pricing arrangements for any of our drugs. Historically, drugs launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our drugs is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our drug candidates in those countries would be negatively affected.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain drugs outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain drugs and technical data relating to those drugs. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain drugs and drug candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of any current or future collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health

Information Technology for Economic and Clinical Health Act of 2009, HITECH. Depending on the facts and circumstances, we could be subject to significant penalties if violate HIPAA.

Additionally, new privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. For example, the California Consumer Privacy Act, or CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA has been amended several times, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may harm our business, financial condition and results of operations. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework that may also apply to health-related and other personal information obtained outside of the United States, including but not limited to the European Union.

Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, breach reporting requirements and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, including the FCPA (collectively, Trade Laws), prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Our relationships with customers, healthcare providers, including physicians and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, including physicians, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and the law commonly referred to as the Physician Payments Sunshine Act and regulations promulgated under such laws. These laws will impact, among other things, our clinical research, proposed sales, marketing and educational programs, and other interactions with healthcare professionals. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct or may conduct our business. The laws that will affect our operations include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, individuals or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, either the referral of an individual, or the purchase, lease, order or arrangement for any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

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the federal civil and criminal false claims laws, including, without limitation, the federal False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from the federal government, including Medicare, Medicaid and other government payors, that are false or fraudulent or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. federal government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free drugs to customers with the expectation that the customers would bill federal programs for the drug. Companies also have been prosecuted for causing false claims to be submitted because of the companies’ marketing of drugs for unapproved, and thus non-reimbursable, uses. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statutes constitutes a false or fraudulent claim for the purposes of the federal False Claims Act;

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HIPAA, which created additional federal criminal statutes which prohibit, among other things, a person or entity from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statues or specific intent to violate it in order to have committed a violation;

•	HITECH, and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of such individually identifiable health information;

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the federal transparency laws, including the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, with specific exceptions, to report annually to CMS, information related to: (i) payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and (ii) ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives; and

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analogous state and foreign laws and regulations; state laws that require manufacturers to report information relate to payment and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or that otherwise restrict payments that may be made to healthcare providers; and state and local laws that require the registration of pharmaceutical sales representatives.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of our operations, any of which could harm our business.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any drug candidates we develop, our competitors could develop and commercialize drugs or technology similar or identical to ours, and our ability to successfully commercialize any drug candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our drug candidates and other technologies we may develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad relating to our drug candidates, as well as other technologies that are important to our business. Given that the development of our technology and drug candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and drug candidates is also at an early stage. We have filed or intend to file patent applications on these aspects of our technology and our drug candidates; however, any such patent applications may not issue as granted patents. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and drug candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application or other foreign patent application under the Paris Convention, including a PCT application, within this timeline could cause us to lose the ability to obtain patent protection in one or all jurisdictions for the inventions disclosed in the associated provisional patent applications. All PCT applications must be filed in desired national jurisdictions prior to that country’s national phase deadline. Most countries require that these applications be filed at least 30 months from the original provisional patent application filing date to maintain continuity of priority to that date. Any failure to meet the national phase filing requirements and deadlines for each jurisdiction may cause us to lose the ability to obtain patent protection in such jurisdiction.

Any such patent applications may not issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our drug candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Each of our OM drug candidates is intended to be a prescription-only form of a naturally occurring HMO. Patent protection for naturally occurring compounds, such as our OM drug candidates, may be limited to method of use, therefore, our OM drug candidates may be developed by competitors as drug treatments for indications outside the scope of our patented methods. Further, certain HMOs are marketed by other companies as non-prescription dietary supplements. As a result, our OM drug candidates may face non-prescription competition and consumer substitution.

The patent positions of our OM drug candidates, including the scope and extent of patent protection, are complex and uncertain. Our OM drug candidates are synthetic biology-manufactured HiMOs. We anticipate that the products we develop in the future will continue to include or be based on HMOs or other naturally occurring compounds. Patent protection for naturally occurring compounds may be difficult to obtain, defend and enforce. While we intend to seek patent protection, where appropriate, directed to, among other things, composition-of-matter for specific formulations which we may develop, their methods of use, and methods of manufacture, we do not expect to obtain composition of matter protection on HMOs per se. Composition of matter patents for biological and pharmaceutical drugs are generally considered to be the strongest form of intellectual property protection for those types of drugs, as such patents provide protection without regard to any method of use. As of the date of this prospectus, we have not been able to obtain issued claims covering compositions of matter relating to our drug candidates, and instead rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect, inter alia, the use of a drug for the specified method of treating specific therapeutic indications.

This type of method patent does not prevent a competitor from making and marketing a drug that is identical to our drug for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their drugs for our targeted indications, physicians may prescribe these drugs “off-label” for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Further, although each of our OM drug candidates is intended to be a prescription-only form of an HMO, HMOs are marketed by others as non-prescription dietary supplements. Even if we can obtain marketing approval of our

OMs, we cannot be sure physicians or patients will view the pharmaceutical grade purity and clinically-demonstrated efficacy and safety profiles of our OM drug candidates as having a superior therapeutic profile to unproven and loosely regulated HMO dietary supplements.

In addition, although current regulations of the FDA and the Federal Trade Commission, or FTC, forbid certain claims regarding the medical efficacy of a non-prescription product, there is no guarantee that FDA or FTC will enforce its regulations against third-parties marketing non-prescription products that compete with our products. These certain forbidden claims include claims that a medical food or supplement is for the treatment of a disease or condition which does not fall within the FDA-permitted general health claims or indicating that a product is “clinically proven” without substantial placebo-controlled data.

These factors may enable prescription drugs and non-prescription dietary supplements to compete with our drug candidates to a certain degree. Although we have taken steps to address these competitive issues, and plan to continue to do so vigorously, we may not be successful in such efforts.

If any of our owned patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned patents. As of March 15, 2022, our intellectual property portfolio consisted of three U.S. patents, an EPO patent, a Canadian patent, six PCT applications, 16 non-provisional applications pending worldwide, and one pending U.S. provisional application. With respect to owned intellectual property, patent applications we are currently pursuing may not issue as patents in any particular jurisdiction and the claims of any issued patents may not provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. It is also possible that we may fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we may not be the first to make the inventions claimed in any of our owned or pending patent applications, and we may not be the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and drug candidates would be adversely affected.

The patent position of healthcare companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our owned pending and future patent applications may not result in patents being issued which protect our drug candidates or other technologies or which effectively prevent others from commercializing competitive technologies and drug candidates.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing drugs that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. With respect to company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our drugs and the methods used to manufacture those drugs. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our drugs. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented drug candidates and practicing our proprietary technology. Our issued patent and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related drugs or limit the length of the term of patent protection that we may have for our drug candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our drug candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential drug, it is possible that, before any particular drug candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether our drug candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or drugs in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and patents that we own may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or to foreign patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned patent rights, allow third parties to commercialize our drug candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our owned patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, or limit the duration of the patent protection of our drug candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing, and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

We may in the future co-own patent rights relating to future drug candidates with third parties. We may need the cooperation of any such co-owners of our patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our rights to develop and commercialize our drug candidates may be subject, in part, to the terms and conditions of future licenses granted to us by others.

We are heavily reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our drug candidates. Additionally, patent rights that we in-license in the future may be subject to a reservation of rights by one or more third parties. As a result, any such third parties may have certain rights to such intellectual property.

Our agreements with Glycosyn and UC San Diego and other agreements we enter into in the future may not provide exclusive rights to use certain intellectual property and technology retained by the collaborator in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and drugs in the future. For example, we have a limited scope license under our license and supply agreement with Glycosyn, or Glycosyn License Agreement for our lead program OM002, limited to only the therapeutic treatment of inflammatory and autoimmune disorders, including COVID-19, RA, juvenile idiopathic arthritis, IBS, AD, alopecia areata and pain. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive drugs that utilize technology retained by such collaborators to the extent such drugs are not also covered by our intellectual property. Additionally, Glycosyn has acquired certain of their therapeutic patent rights through an exclusive, sublicensable, worldwide in-license, the Glycosyn In-License, from the patent owners, Cincinnati Children’s Hospital Medical Center, or Cincinnati Children’s, and the other licensors thereunder. We have entered into an acknowledgement letter with Cincinnati Children’s on behalf of itself and the other licensors under the Glycosyn In-License, or the Acknowledgment Letter, pursuant to which Cincinnati Children’s consented to the terms of the Glycosyn License Agreement and confirmed that the Glycosyn License Agreement is a valid sublicense of rights granted to Glycosyn under the Glycosyn In-License.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution and maintenance, and we may not have the right to control the enforcement, and defense of patents and patent applications retained by the collaborator and provided to us under a limited license. Our in-licensed patent applications (and any patents issuing therefrom) that are controlled by our licensors may not be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents rights, or lose rights to those patent applications (or any patents issuing therefrom), the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our drug candidates that are the subjects of such licensed rights could be adversely affected, and we may not be able to prevent competitors from making, using and selling competing products. Moreover, such activities by our potential future licensors may not be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. In addition, even where we may have the right to control patent prosecution of patents and patent applications that we may license to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our potential future licensees, licensors and their counsel that took place prior to the date of assumption of control over patent prosecution.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our drug candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing drugs made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we have patent protection but enforcement is not as strong as that in the United States. These drugs may compete with our drugs, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology drugs, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical drugs or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future patents.

Our ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the

United States. Furthermore, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific, and factual issues. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

For example, on September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These included provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective in March 2013. The Leahy-Smith Act has also introduced procedures making it easier for third parties to challenge issued patents, as well as to intervene in the prosecution of patent applications. Finally, the Leahy-Smith Act contained new statutory provisions that require the USPTO to issue new regulations for their implementation, and it may take the courts years to interpret the provisions of the new statute. It is too early to tell what, if any, impact the Leahy-Smith Act will have on the operation of our business and the protection and enforcement of our intellectual property. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future patents. Further, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have owned or licensed or that we might obtain in the future. An inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

Similarly, changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims or the written description or enablement, in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection.

Issued patents covering our drug candidates, and any patents that may issue covering our other technologies, have and may in the future be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or internationally.

The EPO patent (EP2451462), which protects our leading drug candidate (2’FL) for use in treating IBD and IBS, has been challenged via the EPO’s post-grant opposition procedure. This EPO patent was revoked by a decision issued November 28, 2019 from the EPO, during opposition proceedings. Opposition proceedings are the first instance of the EPO’s system for challenging the validity of a patent after grant. EPO appeal proceedings were initiated on December 31, 2019 with the aim of overturning the revocation of this patent. The first instance decision to revoke the patent is suspended pending the outcome of the appeal. The Technical Board of Appeal who will hear the appeal has the power to allow the granted claims, allow amended claims, remit the case back to first instance for substantive review or to confirm the revocation decision. The oral proceedings for the appeal have been scheduled for 12th July 2022, and during those proceedings a decision is likely to be handed down by the Technical Board of Appeal (although this date could be rescheduled). Before the oral proceedings, the Technical Board of Appeal may issue a public non-binding preliminary opinion in connection with the validity of EP2451462. A divisional application has been filed (European patent application No.: 17181077.3) which remains in examination. This decision is currently under appeal and we might not be successful in obtaining a decision which reinstates this patent right in the European Union. Even though we have one or more divisional patent applications pending claiming priority to this opposed patent, there is no guarantee we will be able to successfully obtain claims which would be meaningful to protect our OM002 product for the treatment of IBS in the European Union. If we have no patent protection in the European Union to cover OM002 for the treatment of IBS, we will have to rely upon the data exclusivity of ten years afforded to marketing authorization holders to prevent generic forms of OM002 from entering the market.

In addition to the above-described challenge, if we or any of our third-party licensees initiated legal proceedings against a third party to enforce a patent covering our drug candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. For example, we believe that some of our in-licensed patents respecting our OM002 drug candidate are currently being infringed by one or more third-parties through their use of a formulation of 2’FL as a supplement or medical food wherein such product includes health claims related to ameliorating signs and symptoms of IBS. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our owned patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our drug candidates or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, there may be invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug candidates or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our drugs for an adequate amount of time, and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our drug candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any drug candidates we may develop, one or more of our owned U.S. patents or issuing from our U.S patent applications may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension, or PTE, of up to five years as compensation for patent term lost during the FDA regulatory review process. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under a Supplementary Patent Certificate. If we encounter delays in our development efforts, including our preclinical studies or clinical trials, the period of time during which we could market our current and any future drug candidates under patent protection would be reduced. Additionally, we may not receive an extension if we fail to apply within the applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain PTE or restoration, or the term of any such extension is less than what we request, the period during which we will have the right to exclusively market our drug will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. For example, we may have inventorship disputes arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our drug candidates or other technologies or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or our ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our drug candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

We currently, and may in the future continue to, rely on third parties to assist us in developing and manufacturing our drug candidates. Accordingly, we must, at times, share know-how and trade secrets with them. We may in the future also enter into research and development collaborations with third parties that may require us to share know-how and trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our know-how, trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements, and including in our vendor and service agreements terms protecting our confidential information, know-how and trade secrets, with parties who have access to such information, such as our employees, scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants as well as train our employees not to bring or use proprietary information or technology from former employers to us or in their work, and we remind former employees when they leave their employment of their confidentiality obligations. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Despite our efforts, any of the aforementioned parties may breach the agreements and disclose our proprietary information, including our trade secrets, or there may be lapses or failures in our physical and electronic security systems which lead to our proprietary information being disclosed, and we may not be able to obtain adequate remedies in the event of any such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of our scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to our drug candidates or other technologies.

We currently have rights to certain intellectual property, through licenses from third parties, to develop our drug candidates. Some healthcare companies and academic institutions are competing with us in the field of microbiome therapies and may have patents and have filed and are likely filing patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. We may also require licenses from third parties for certain technologies that we may evaluate for use with our current or future drug candidates. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for our current or future drug candidates at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all.

In the event that we try to obtain rights to required third-party intellectual property rights, and are ultimately unsuccessful, we may be required to expend significant time and resources to redesign our technology, drug candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

Where we obtain licenses from or collaborate with third parties, we may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties, or such activities, if controlled by us, may require the input of such third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business, or in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such application. Moreover, if we do obtain necessary licenses, we will likely have obligations under those licenses, including making royalty and milestone payments, and any failure to satisfy those obligations could give our licensor the right to terminate the license. Termination of a necessary license, or expiration of licensed patents or patent applications, could have a material adverse impact on our business. Our business would suffer if any such licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Furthermore, if any licenses terminate, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain the freedom to seek regulatory approval of, and to market, drugs identical or similar to ours. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future drugs, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in drugs that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize drugs, we may be unable to achieve or maintain profitability.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

We employ individuals who were previously employed at other healthcare companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. We may not be successful in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us or our collaborators may prevent or delay the development and commercialization of our drug candidates and other technologies.

The field of developing therapeutics that target the microbiome is competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, there may be significant intellectual property related litigation and proceedings relating to our owned, and other third-party owned, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our and our collaborators’ ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist relating to glycan technologies and in the fields in which we are developing our drug candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that our drug candidates and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our drug candidates and other technologies, might assert are infringed by our current or future drug candidates or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our drug candidates or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our drug candidates or other technologies, could be found to be infringed by our drug candidates, or other technologies. In addition, because patent applications can take many years for a patent to issue, there may be currently pending patent applications that may later result in issued patents that our drug candidates or other technologies may infringe. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our manufacturing methods, drug candidates, or future methods or drugs resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our drug candidates or other technologies infringes upon these patents. In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by our drug candidates or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable drug candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our drug candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing drug candidates or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing drug candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our drug candidates or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We are involved in, and may in the future become involved in, lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our issued patents or any patents issued as a result of our pending or future patent applications. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party in such infringement proceeding from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent applications at risk of not yielding an issued patent.

The EPO patent (EP2451462), which protects 2’FL for use in treating IBD and IBS, has been challenged via the EPO’s post-grant opposition procedure by two opponents, Nutricia NV and a European law firm. This EPO patent was revoked by a decision issued November 28, 2019 from the EPO, during opposition proceedings. Opposition proceedings are the first instance of the EPO’s system for challenging the validity of a patent after grant. EPO appeal proceedings were initiated on December 31, 2019 with the aim of overturning the revocation of this patent. The first instance decision to revoke the patent is suspended pending the outcome of the appeal. The Technical Board of Appeal who will hear the appeal has the power to allow the granted claims, allow amended claims, remit the case back to first instance for substantive review or to confirm the revocation decision. The oral proceedings for the appeal have been scheduled for July 12, 2022, and during those proceedings a decision is likely to be handed down by the Technical Board of Appeal (although this date could be rearranged). Before the oral proceedings, the Technical Board of Appeal may issue a public non-binding preliminary opinion in connection with the validity of EP2451462. A divisional application has been filed (European patent application No.: 17181077.3) which remains in examination.

If we initiate legal proceedings against a third party to enforce a patent covering one of our drug candidates, the defendant could counterclaim that the patent covering our product or drug candidate is invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings, nullity proceedings or litigation or invalidation trials or invalidation proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our drug candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, there may be invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug candidates. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse impact on our business.

Interference or derivation proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions or inventorship (and possibly also ownership) of inventions with respect to our patent applications or resulting patents, or patent applications or resulting patents of third parties. An unfavorable outcome could require us to cease using the related technology or force us to take a license under the patent rights of the prevailing party, if available. Furthermore, our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current and future registered or unregistered trademarks or trade names may be unable to be obtained, challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributor. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Moreover, any name we have proposed to use with our drug candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed drug names, including an evaluation of potential for confusion with other drug names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary drug names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA. Similar requirements exist in the European Union. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our drug candidates or utilize similar technology but that are not covered by the claims of the patents that we may own;

•

we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own now or in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned intellectual property rights;

•	it is possible that our current or future pending owned patent applications will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on drug candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our drugs in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Reliance on Third Parties

We are highly dependent on our relationship with Glycosyn as a licensor of our main drug candidates, the rights to which Glycosyn itself has acquired via an exclusive, sublicensable, worldwide in-license from the patent owners, Cincinnati Children’s and the other licensors thereunder and for enabling manufacturing technology related to the synthesis of OM drug candidates.

In 2020, we entered into the Glycosyn License Agreement, pursuant to which we were granted an exclusive, sublicensable, worldwide license under Glycosyn’s licensed intellectual property rights to use, sell, have sold, offer for sale, import and otherwise manufacture, obtain pricing and reimbursement approvals, market, promote, distribute, import or sell 2’FL, 3’SL and/or 6’SL therapeutic products for the therapeutic treatment of inflammatory and autoimmune disorders, including COVID-19, RA, juvenile idiopathic arthritis, IBD, IBS, AD, alopecia areata and pain. Additionally, Glycosyn also agreed to enable a contact manufacturer we select with manufacturing and analytical technology, including intellectual property rights and know-how for the manufacture of our OM drug candidates. Glycosyn has acquired certain of the therapeutic patent rights through the Glycosyn In-License from the patent owners, Cincinnati Children’s and the other licensors thereunder. We entered into the Acknowledgment Letter pursuant to which Cincinnati Children’s consented to the terms of the Glycosyn License Agreement and confirmed that the Glycosyn License Agreement is a valid sublicense of rights granted to Glycosyn under the Glycosyn In-License.

Although the Glycosyn License Agreement requires Glycosyn to obtain our prior written approval for any amendment, modification or termination of the Glycosyn In-License and imposes other covenants on Glycosyn, if Glycosyn fails to comply with its obligations under the in-license, it may lose its intellectual property rights upon termination of the in-license. Our rights under the Glycosyn License Agreement will terminate if Glycosyn loses its rights under the in-license. Pursuant to the Acknowledgement Letter, if the Glycosyn In-License is terminated for any reason and we are not in material breach of the Glycosyn License Agreement, the patent owners will negotiate in good faith and enter into a license agreement with us as promptly as reasonably possible following the termination of the Glycosyn In-License that grants us a direct exclusive, worldwide, royalty-bearing license consistent in scope with the license granted to us under the Glycosyn License Agreement and that otherwise, to the greatest extent possible, puts us in the same position as we were prior to the Glycosyn In-License being terminated. We may not be able to negotiate such a license on terms acceptable to us or the patent owners in a timely manner or at all. Any such failure to negotiate a license on acceptable terms could materially and adversely affect our business, financial condition and operations.

In addition, we are obligated to pay Glycosyn royalties in the low- to mid-single-digit percentages of net sales of the licensed products, which vary on a product-to-product basis and which increase to high-single digit and low double-digit percentages of net sales of the licensed products if such sales are made by sublicensees. Further, we are obligated to pay Glycosyn milestone payments up to approximately $1.0 million in the aggregate upon the first occurrence of certain regulatory, intellectual property and development milestones. Additionally, we are obligated to pay a minimum annual royalty in the mid-five figures commencing in the second calendar quarter following the first commercial sale of a licensed product by us, an affiliate or a sublicensee. If we fail to timely make any necessary royalty or milestone payments, Glycosyn may terminate the Glycosyn License Agreement for material breach.

Under the Glycosyn License Agreement, we are obligated to use commercially reasonable efforts to carry out the development, regulatory, manufacturing work necessary to develop and commercialize the licensed products. Further, pursuant to such development plan, we are obligated to use commercially reasonable efforts to achieve certain specified development milestones by specified dates. If we fail to use commercially reasonable efforts to timely achieve specified development milestones or commercialize the licensed products within a reasonable time frame, provided that in certain circumstances such termination will not be effective until we, along with Glycosyn, have discussed and sought to resolve the matter pursuant to a cure plan, Glycosyn may terminate the Glycosyn License Agreement with notice.

We are highly dependent on our relationship with The Regents of the University of California, through its San Diego campus, The University of California San Diego, or UC San Diego, as a licensor of our OM001 drug candidate.

In October 2018, we entered into a license agreement with UC San Diego, which was amended in October 2019, November 2020 and February 2022, or the UC San Diego License Agreement, pursuant to which we were granted an exclusive, sublicensable, worldwide license under certain of UC San Diego’s intellectual property rights to make, use, sell, offer for sale and import licensed products in the field of therapeutic products considered drugs pursuant to federal regulation or comprises a formulation, prodrug or derivative of 3’SL or 6’SL that would be considered a drug pursuant to federal regulation, excluding a product considered medical food pursuant to federal regulation. The foregoing license is subject to UC San Diego’s retained rights: (i) to use the inventions, technology and patent rights for educational and research purposes, (ii) to publish or otherwise disseminate any information about the inventions, technology and patent rights at any time, and (iii) to allow other nonprofit institutions to use, publish, or otherwise disseminate any information about inventions, technology and patent rights for education and research purposes.

We are obligated to reimburse UC San Diego for future patent costs and pay UC San Diego an annual license maintenance fee that increases overtime and is capped in the low five figures until the first commercial sale of a licensed product. We are also obligated to pay UC San Diego royalties in a low single-digit percentage of: (i) net sales of the licensed products or the Company terminates the agreement with 90 days’ written notice, and (ii) sales of licensed products that utilize technology, but not patent rights, in each case, sold by us or any sublicensee or affiliate. We are also obligated to pay UC San Diego a sublicense fee for any non-royalty consideration we receive for any sublicense. Under the amended UC San Diego License Agreement, we are obligated to pay UC San Diego milestone payments up to an additional $2.4 million in the aggregate upon the first occurrence of certain regulatory, development and sales milestones. If we fail to timely make any necessary royalty or milestone payments, UC San Diego may terminate the UC San Diego License for material breach.

We may assign the UC San Diego License only with the written consent of UC San Diego, subject to certain conditions. In the event of such assignment, we are obligated to pay UC San Diego an assignment fee based on the total acquisition price. If UC San Diego does not provide its written consent, we may be unable to pursue certain collaborations or strategic agreements.

Under the UC San Diego License Agreement, we are obligated to use commercially reasonable efforts to diligently develop, manufacture, and sell licensed products. Further, pursuant to a due diligence milestone plan, we are obligated to use commercially reasonable efforts to achieve specified development milestones by specified dates. If we fail to use commercially reasonable efforts to timely achieve specified development milestones or commercialize the licensed products within a reasonable time frame, UC San Diego has the right to terminate the UC San Diego License Agreement with notice, subject to certain conditions. UC San Diego also has the right to terminate the UC San Diego License Agreement if we, directly or indirectly, challenge the validity, enforceability, or scope of the licensed patent rights, subject to certain conditions. We have the right to terminate the UC San Diego License Agreement for convenience upon notice to UC San Diego, but such termination shall not terminate or rescind any of our payment obligations prior to the termination of the UC San Diego License Agreement.

We will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential drug candidates.

We will depend upon third parties, including independent investigators, to conduct our clinical trials under agreements with universities, medicinal institutions, CROs, strategic partners and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

We will rely heavily on third parties over the course of our clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and other foreign regulatory bodies for drug candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. Upon inspection, such regulatory authorities may determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with a drug candidate produced under cGMP requirements and may require a large number of patients.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval or commercialization process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our future clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our drug candidates. As a result, our financial results and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, we may encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We currently rely on a sole supplier, Friesland, for certain of our supplies, and we intend to continue relying on Friesland.

We currently rely on a sole supplier, Friesland, for certain of our supplies, and we intend to continue relying on Friesland. If this sole supplier is unable to supply to us in the quantities we require, or at all, or otherwise defaults on its supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all. We have not yet caused any drug candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our drug candidates. We may have to enter into new supply agreements with Friesland or other third-party suppliers in order to manufacture our drug candidates on a commercial scale, and we may be unable to do some on economically feasible terms, if at all.

Currently, we rely solely on a purchase order basis with Friesland, which purchase orders are subject to the parties’ mutual agreement, combined with customary terms and conditions and are not party to any long-term contracts containing purchase obligations. The ability and willingness of Friesland to supply and provide services to us may be affected by competing orders placed by other clients and the demands of those clients. If we experience significant increases in demand, or need to replace Friesland, additional supply and manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements.

We expect to rely on third parties to manufacture our preclinical supply of drug candidates, and we intend to rely on third parties to produce and process our drugs, if approved.

The facilities used to manufacture our drug candidates must be approved by the FDA or other foreign regulatory agencies pursuant to inspections that will be conducted after we submit a marketing application to the FDA or other foreign regulatory agencies. Additionally, any facilities used for the manufacture of drug candidates commercialized for non-therapeutic uses will be subject to inspection by the FDA and other foreign regulatory bodies. We do not currently control all aspects of the manufacturing process of, and are currently largely dependent on, our contract manufacturing partners for compliance with regulatory requirements, known as cGMP requirements, for manufacture of our drug candidates. If and when our manufacturing facility becomes operational, we will be responsible for compliance with cGMP requirements. If we or our contract manufacturers cannot successfully manufacture in conformance with our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, we and they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities with respect to the manufacture of our drug candidates. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our drug candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved.

Third-party relationships are important to our business. If we are unable to maintain our collaborations, enter into new relationships or if these relationships are not successful, our business could be adversely affected.

We have limited capabilities for drug development and do not yet have any capability for sales, marketing or distribution. Accordingly, we enter into relationships with other companies to provide us with important technologies, and we may receive additional technologies and funding under these and other collaborations in the future. Relationships we enter into, may pose a number of risks, including the following:

•	third parties have, and future third-party collaborators may have, significant discretion in determining the efforts and resources that they will apply;

•	current and future third parties may not perform their obligations as expected;

•

current and future third parties may not pursue development and commercialization of any drug candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the third parties’ strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

•

third parties may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

•

current and future third parties could independently develop, or develop with third parties, products that compete directly or indirectly with our products and drug candidates if the third parties believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

drug candidates discovered in collaboration with us may be viewed by our current or future third parties as competitive with their own drug candidates or products, which may cause such third parties to cease to devote resources to the commercialization of our drug candidates;

•	current and future third parties may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a drug candidate or product;

•

current and future third parties with marketing and distribution rights to one or more of our drug candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such drug or drugs;

•

disagreements with current or future third parties, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of drug candidates, might lead to additional responsibilities for us with respect to drug candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

current and future third parties may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	current and future third parties may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•

if a current or future third parties of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any drug candidate licensed to it by us; and

•

current and future relationships may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable drug candidates.

If our relationships do not result in the successful discovery, development and commercialization of drugs or if one of our third parties terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our technology and drug candidates could be delayed and we may need additional resources to develop drug candidates and our technology. All of the risks relating to drug development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic collaborators.

Additionally, if any of our current or future third parties terminates their agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

Relationships are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable third parties on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into relationships or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected.

Risks Related to Our Common Stock and This Offering

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we are applying to list our common stock on the Nasdaq Capital Market, or Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•

the commencement, enrollment or results of any planned and future preclinical studies and clinical trials of our drug candidates we may conduct, or changes in the development status of our drug candidates;

•	any delay in our regulatory filings for our drug candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings;

•

adverse results from or delays in preclinical studies and clinical trials of our drug candidates, including as a result of clinical holds, safety events, enrollment difficulties, or study protocol amendments;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	adverse regulatory decisions, including failure to receive regulatory approval of our drug to market for our drug candidates;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved drug or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	our failure to commercialize our drug candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our drug candidates;

•	introduction of new drugs by our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth of our initial target markets;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or microbiome therapies in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders, including the Selling Stockholders, in the future;

•

sales of our common stock by certain stockholders pursuant to, and following the termination of a leak-out agreement, lock-up agreement or any similar agreement restricting our securityholders’ ability to sell our common stock;

•	trading volume of our common stock;

•	adoption of new accounting standards;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the structure of healthcare payments systems;

•	an event of default under the Bridge Notes and any foreclosure action that may result;

•	the obligation to repay all principal outstanding under the Bridge Notes and the interest (including pay-in-kind interest) accrued thereon if not converted into shares of our common stock;

•	issuance of additional shares of our common stock to comply with the full ratchet antidilution rights contained in our outstanding warrants;

•	failure to raise additional funds on acceptable terms, or at all;

•	loss or termination of any rights under the Glycosyn License Agreement, Glycosyn In-License or the Acknowledgment Letter;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for healthcare companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We have recently issued senior secured convertible promissory notes and warrants that are convertible into and exercisable for our common stock and could cause substantial dilution to investors and a decline in our stock price.

From the end of August 2021 to April 2022, we entered into a securities purchase agreement, as amended, with various investors, pursuant to which we issued to each investor a Bridge Note and a Bridge Warrant. We issued and sold Bridge Notes with an aggregate principal amount of approximately $                 million. The Bridge Notes accrue interest annually at a rate of 12% per annum provided that if this offering is not closed on or before June 3, 2022, interest will accrue at a rate of 15% per annum until this offering has closed. The maturity date of the Bridge Notes is December 31, 2023. If we default under the Bridge Notes, the principal outstanding and accrued interest thereon (including pay-in-kind interest, if any) will increase by 20% and interest will accrue at a rate of 15% per annum until all outstanding payment obligations under the applicable Bridge Note are repaid or converted in full. If we enter into a merger or consolidation, effect any sale or other disposition of all or substantially all of our assets, or 50% or more of the ownership of our common stock is acquired, or a Fundamental Transaction, the holders have the right to receive shares of common stock of the successor or acquiring corporation or of us if we are the surviving corporation. In the event such transactions is for at least $10 million which is not a public offering, the holder may, in its sole discretion, choose to have the Bridge Note repaid at 120% of the principal amount due, plus accrued interest. Pursuant to the Bridge Warrants, holders may exercise their Bridge Warrants for shares of common stock up to 50% of the number of shares of common stock issued upon conversion of the Bridge Notes, assuming full conversion of all Bridge Notes in connection with the closing of this offering, at an exercise price equal to 81.25% of the initial public offering price of a share of our common stock. The Bridge Notes and Bridge Warrants are currently convertible into or exercisable for                shares of our common stock, assuming full conversion of the principal under the Bridge Notes and accrued interest thereon (including pay-in-kind interest, if any) in connection with the closing, at conversion and exercise prices that are 35% and 18.75% less than the offering price in this initial public offering. Furthermore, if this offering is not closed on or before June 3, 2022, the Bridge Warrants will automatically become exercisable for up to 75% of the number of shares of common stock issued upon conversion of the Bridge Notes, assuming full conversion of all Bridge Notes in connection with the closing of this offering, at an exercise price equal to 81.25% of the initial public offering price of a share of our common stock. The Bridge Warrants also contain full ratchet anti-dilution rights subject to customary exceptions, including but not limited to, shares issued in connection with the conversion or exercise of convertible securities issued prior to the date of issuance of the Bridge Warrants, issuances of shares pursuant to approved equity plans, in connection with transactions or licenses, and to vendors and suppliers. Notwithstanding the full ratchet antidilution, in no event shall the exercise price of the Bridge Warrants be less than $1.70 per share. If a Fundamental Transaction occurs, then, upon exercise of a Bridge Warrant, the holder shall have the right to receive, for each share of common stock that would have been issuable upon such exercise, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, we or any successor entity shall, at the holder’s option, be required to purchase the Bridge Warrant from the holder by paying an amount of cash equal to the fair value of the Bridge Warrant on the date of the consummation of such Fundamental Transaction. The Bridge Warrants provide the holder a right to participate up to the holders pro rata ownership in any future issuance of our securities for so long as the Bridge Warrant is outstanding. If the holders of the Bridge Notes and Bridge Warrants decide to exercise their conversion and exercise rights in full, you may experience substantial dilution and a decline in the value of your common stock, which could result in you suffering a loss. Any prepayment of the outstanding amounts owed under the Bridge Notes would be subject to a prepayment penalty equal to 1.2 times the amount to be prepaid. Additionally, if any holder of a Bridge Note elects not to convert all or a portion of the principal and accrued interest thereon (including pay-in-kind interest, if any) in connection with the closing of this offering or any time thereafter on or prior to the maturity date of the Bridge Notes, we will be obligated to repay the remaining portion of the outstanding principal and interest accrued thereon.

In connection with the issuance and sale of the Bridge Notes, we issued the Placement Agent Warrant to Representative. The Placement Agent Warrant is exercisable for    shares of our common stock, which represents 5% of the shares of common stock (i) issuable upon conversion of the Bridge Notes (assuming full conversion in connection with the closing of this offering), and (ii) the number of shares exercisable under the Bridge Warrants, at an exercise price of 125% of the initial public offering price. The Placement Agent Warrant and shares of common stock exercisable thereunder are registered in the registration statement of which this prospectus is a part. The Placement Agent Warrant provides for full ratchet anti-dilution protection, a $1.70 minimum exercise price, and will be exercisable through August 31, 2026, commencing 180 days after the colosing of this offering.

Additionally, in April 2022, we entered into a common stock issuance agreement with SOSV, or the ACE Termination and Issuance Agreement, to convert and terminate the ACE we issued to SOSV in September 2019. Pursuant to the terms of the ACE Termination and Issuance Agreement, we issued SOSV 2,180,292 shares of common stock and the SOSV Warrant in exchange for SOSV agreeing to terminate the ACE. The SOSV Warrant contains the same terms as those contained in the Bridge Warrants, except the SOSV Warrant expressly sets that it is exercisable for 1,090,146 shares of common stock, which will automatically increase to 1,635,219 shares of common stock if this offering is not closed on or before June 3, 2022. The SOSV Warrant in combination with the Placement Agent Warrant, Bridge Notes and Bridge Warrants, if converted or exercised, as applicable, could result in substantial dilution to you. Based on our operating plans, we may need to raise additional capital, which could result in additional dilution to you, or we may have to use our available capital, which may delay or prevent our achievement of our business objectives, or cause a decline in our stock price.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited in the foreseeable future to the appreciation of the market price (if any) of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Immediately following the closing of this offering, our executive officers, directors and their affiliates and 5% or greater stockholders will beneficially hold, in the aggregate, approximately    % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no sale of the Selling Stockholders Shares by the Selling Stockholders). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval, which may not be consistent with the priorities of our other stockholders. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that stockholders may feel are otherwise in their best interests.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of $            per share, based on the assumed initial public offering price of $            per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock or securities exercisable or convertible for shares of our common stock in the future, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

We are an emerging growth company and a smaller reporting company, and the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various public company reporting requirements that are applicable to other public companies that are not emerging growth companies, including being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until the last day of the fiscal year ending after the fifth anniversary of this offering or until we are no longer an emerging growth company, whichever is earlier. We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, our annual gross revenues equal or exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period prior to such time. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company, and we may elect to take advantage of other reduced reporting requirements in future filings. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If and when the Selling Stockholders and our other existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up, leak-out and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. The number of shares of our common stock to be outstanding after this offering is based on              shares of common stock outstanding as of December 31, 2021, excluding              shares of restricted common stock which are subject to a right of repurchase by us as of December 31, 2021 and after giving effect to: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of convertible promissory notes, or the Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock, and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $            million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $            million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering (this assumption is based on (a) irrevocable elections from the holders of Bridge Notes of $             million of aggregate principal outstanding who have irrevocably elected to convert in connection with this offering and (b) irrevocable elections from the holders of Bridge Notes of $             million of aggregate principal outstanding who have irrevocably elected to not convert in connection with this offering), (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock, and (iv) the issuance of shares of our common stock in April 2022.

Pursuant to the Bridge Warrants, holders may exercise their Bridge Warrants for shares of common stock up to 50% of the number of shares of common stock issued upon conversion of the Bridge Notes (assuming full conversion of the Bridge Notes at the closing of this offering) at an exercise price equal to 81.25% of the initial public offering price of our common stock. Additionally, the SOSV Warrant may be exercised for 1,090,146 shares of common stock and 1,635,219 shares of common stock if we have not consummated a liquidity event, including this offering, by June 3, 2022, at an exercise price equal to 81.25% of the initial public offering price of our common stock. Assuming full conversion of the Bridge Notes and exercise of the Bridge Warrants and SOSV Warrant at the closing of this offering, in aggregate such instruments are convertible into and exercisable for                  shares of our common stock at conversion and exercise prices that are 35% and 18.75% less than the offering price in this initial public offering. If any portion of the outstanding debt under the Bridge Notes is converted after the closing of this offering, the holder may receive a greater number of shares because (i) interest will continue to accrue on the outstanding principal under the Bridge Notes, and (ii) the Bridge Notes, following the closing of this offering, are convertible at a price per share equal to the lower of (1) 65% of the initial public offering price of our common stock, or (2) the greater of (A) 65% of the closing price per share of our common stock as reported by Nasdaq on the trading day immediately prior to the holder’s election to convert the Bridge Note, in part or in full, or (B) $1.105. We also issued or will issue the Placement Agent Warrant and Representative’s Warrant to Representative, each of which is exercisable at a price per share equal to 125% of the offering price per share in this offering. The shares of common stock sold in this offering by us and the shares sold upon exercise of the underwriters’ option to purchase additional shares from us will be freely tradable without restriction in the public market immediately following this offering. The shares: (i) issuable upon conversion of the Bridge Notes, (ii) issuable upon exercise of the Bridge Warrants, SOSV Warrant, Placement Agent Warrant, and/or Representative’s Warrant, will also (subject in certain circumstance to lock up or other restrictions), be freely tradable without restriction in the public market immediately following this offering except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sale of these securities could have a material adverse effect on the trading price of our common stock. See “Selling Stockholders”.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by Representative in its sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of December 31, 2021, up to an additional                shares of common stock will be eligible for sale in the public market. Approximately     % of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

The leak-out agreements pertaining to this offering will expire December 31, 2023, subject to earlier release of all or a portion of the shares subject to such agreement by Representative in its sole discretion. After the leak-out agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of December 31, 2021, up to an additional         shares of common stock will be eligible for sale in the public market. None of these additional shares are held by directors, executive officers or other affiliates.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1, 2023 and each January 1st thereafter by     % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by our compensation committee. On the date of each annual meeting of our stockholders following the closing of this offering, each continuing non-employee director will receive an option to purchase shares of our common stock under the 2022 Plan representing 0.05% of our common stock on the date of grant and at a per share exercise price equal to the per share fair market value of the underlying common stock on the date of grant. The shares subject to this option will vest upon the earlier of the one year anniversary of the grant date or immediately prior to the next annual meeting. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

After this offering, other than the Selling Stockholders and Spartan Capital Securities, LLC (with respect to the Representative’s Warrant and Placement Warrant) who hold our common stock or securities convertible or exercisable for our common stock and that are being registered in the registration statement of which this prospectus is a part, no holders of our common stock or any securities convertible into or exercisable for our common stock have the right to have their shares registered under the Securities Act. Should any such shares be registered under the Securities Act, such registration would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sale of securities by such securityholders, the Selling Stockholders or Spartan Capital Securities, LLC, could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash and the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of our existing cash and the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our drugs, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees, directors and non-employee consultants based on the fair value of the award on either the grant date or service completion date, and we recognize the cost as an expense over the recipient’s service period. Because the variables that we use as a basis for valuing stock-based awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict. The cumulative effect of such factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

Anti-takeover provisions under our organizational documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation, which will be filed immediately following the closing of this offering, and our amended and restated bylaws, which will be adopted immediately prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the chairman of our board of directors, our chief executive officer, our president, or by a majority of the total number of authorized directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or drug candidates and marketing approvals; and

•

our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or the underwriters.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, financial condition, results of operations, and prospects. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Stock Market LLC to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, there are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt rules and regulations in these areas such as “say on pay” and proxy access. Emerging growth companies and smaller reporting companies are exempted from certain of these requirements, but we may be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business, financial condition, results of operations and prospects. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our drug candidates or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Commencing five years after the closing of this offering, we will be required to comply with auditor attestation requirements, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may identify weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum share price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. As a newly public company, we have only limited research coverage by Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	the success, cost and timing of our drug development activities, including preclinical studies and clinical trials;

•	our expectations about the timing of achieving regulatory approval and the cost of our development programs;

•	sales of our common stock by us or our stockholders, including the Selling Stockholders, which may result in increased volatility in our stock price;

•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our drug candidates;

•	the impact of the COVID-19 pandemic on our operations;

•	the commercialization of our drug candidates, if approved;

•	our plans to research, develop and commercialize our drug candidates;

•	our ability to obtain, maintain, expand, protect and enforce our intellectual property rights;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	future agreements with third parties in connection with the commercialization of our drug candidates;

•	the size and growth potential of the markets for our drug candidates, and our ability to serve those markets;

•	our ability to avoid an event of default under the Bridge Notes and any foreclosure action that may result;

•	our obligation to repay all principal outstanding under the Bridge Notes and the interest (including pay-in-kind interest) accrued thereon if not converted into shares of our common stock;

•	the loss or termination of any rights under the Glycosyn License Agreement, Glycosyn In-License or the Acknowledgment Letter;

•	the rate and degree of market acceptance of our drug candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	the success of competing drugs, therapies or other products that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	our ability to maintain proper and effective internal controls;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act and as a smaller reporting company under the federal securities laws; and

•	our use of the net proceeds from this offering.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry and our business, including estimated market size, projected growth rates and the incidence of certain medical conditions. Unless otherwise expressly stated, we obtained this industry, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this information is derived. In that regard, when we refer to one or more sources of this type of information in any paragraph, you should assume that other information of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

This industry, business, market, medical and other information involves a number of assumptions and limitations. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. Although we are responsible for all of the disclosures contained in this prospectus and we believe the market position, market opportunity, market size and medical information included in this prospectus is reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $            million (or approximately $                million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders. However, upon any exercise of the Bridge Warrants, SOSV Warrant, the Representative’s Warrant or Placement Agent Warrant, we will receive cash proceeds per share equal to the exercise price of the Bridge Warrants, SOSV Warrant, Representative’s Warrant and Placement Agent’s Warrant, respectively. The Bridge Warrants and SOSV Warrant have a per share exercise price equal to 81.25% of the initial offering price ($            per share based on an assumed initial offering price of $            (the midpoint of the price range set forth on the cover page of this prospectus)). If all                shares of common stock exercisable under Bridge Warrants and SOSV Warrant are exercised, the aggregate gross proceeds from the Bridge Warrant and SOSV Warrant exercise price would be approximately $            . The Representative’s Warrant and Placement Agent Warrant have a per share exercise price equal to 125% of the initial offering price of $            (the midpoint of the price range set forth on the cover page of this prospectus). If all                shares of common stock exercisable under the Representative’s Warrant and Placement Agent Warrant are exercised, the aggregate gross proceeds from the Representative’s Warrant and Placement Agent Warrant exercise price would be approximately $            . We will not receive any proceeds from the sale of common stock issued upon exercise of the Bridge Warrant, SOSV Warrant, Placement Agent Warrant or Representative’s Warrant.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $            , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate potential future access to the public equity markets. We anticipate that we will use the net proceeds of this offering, along with our existing cash, as follows:

•

approximately $            to advance the development of OM002, including initiating our planned Phase 2 clinical trial in patients with IBS-C in Australia and, upon completion of our planned confirmatory, IND-enabling toxicology study, initiating our planned Phase 2 clinical trial in the United States;

•	approximately $ to complete our planned confirmatory, IND-enabling toxicology study to support our IND filing for OM002; and

•

the remainder for clinical development of our drug candidates and other research and development activities, working capital and other general corporate purposes, including the additional costs associated with being a public company.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

We believe, based on our current operating plan, that the net proceeds from this offering and our existing cash will be sufficient to fund our currently planned operations for at least the next                months; provided that

there can be no assurance in that regard; and provided further that for each $            of principal and interest under the Bridge Notes that does not convert into shares of our common stock in connection with the closing of this offering and has to be repaid, the number of months for which the net proceeds from this offering and our existing cash will be sufficient to fund our currently planned operations will be reduced by one month. In addition, if any or all of the Bridge Notes are not converted into shares of our common stock in connection with the closing of this offering and have to be repaid, we may be required to raise additional capital to pay off these Bridge Notes when they come due.

Following the closing of this offering, the                  shares issued and sold in this offering by us will represent         % of our outstanding shares of common stock immediately following the closing of this offering, assuming (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                  shares of our common stock based on the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on                  2022, or the Assumed Closing Date, (ii) (a) the conversion of approximately $         million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any), or the Converting Obligation, into an aggregate of                  shares of our common stock, based on the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and (b) $         million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any), or the Outstanding Obligation, continuing to remain outstanding following the closing of this offering, and (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                  shares of our common stock, based on the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus).

We have based the assumptions set forth in (ii)(a) on the receipt of irrevocable elections from the holders of the Converting Obligation who have irrevocably elected to convert the Converting Obligation in connection with this offering, and we have based the assumptions set forth in (ii)(b) on the receipt of irrevocable elections from the holders of the Outstanding Obligation who have irrevocably elected to not convert the Outstanding Obligation in connection with this offering.

If, after giving effect to items (i) through (iii) above, the Bridge Warrants, SOSV Warrant, Placement Agent Warrant and Representative’s Warrant are exercised in full,                  shares will be issued and outstanding and the shares sold in this offering will represent         % of our outstanding shares of common stock. Each Holder of the Bridge Note representing a portion of the Outstanding Obligation may elect to convert any portion of such Outstanding Obligation at any time following the closing of this offering until December 31, 2023. The minimum number of shares issuable upon conversion of the Outstanding Obligation, assuming full conversion of the Outstanding Obligation as of December 31, 2023, is                  shares of common stock.

A $1.00 decrease in the conversion price relative to the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would result in the issuance of                  shares, assuming full conversion of the Outstanding Obligation as of December 31, 2023. We will be required to issue                  shares of common stock if the Outstanding Obligation, is converted on December 31, 2023 at the minimum conversion price of $1.105 per share, or the Floor Price. Any conversion of all or a portion of the Outstanding Obligation prior to December 31, 2023 may affect this analysis as the amount of accrued but unpaid interest will decrease, but, in no event will the number of shares issued upon conversion of the Outstanding Obligation, exceed                  shares of common stock, assuming full conversion of the Outstanding Obligation as of December 31, 2023 at the Floor Price and assuming we are not in breach of the Bridge Note.

A $1.00 decrease in the assumed initial public offering price below the midpoint of the price range set forth on the cover page of this prospectus would, immediately following the closing of this offering, result in the

                 shares issued and sold by us in this offering representing         % of our outstanding shares of common stock, assuming (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                  shares of our common stock assuming the occurrence of the conversion on the Assumed Closing Date based on the assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus, (ii) (a) the conversion of the Converting Obligation into an aggregate of                  shares of our common stock, based on the assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus, assuming the occurrence of the conversion on the Assumed Closing Date, and (b) Outstanding Obligation continuing to remain outstanding following the closing of this offering, and (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                  shares of our common stock, based on the assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus.

If, after giving effect to items (i) through (iii) above and based on an assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus, the Bridge Warrants, SOSV Warrant, Placement Agent Warrant and Representative’s Warrant are exercised in full,              shares will be issued and outstanding, and the shares sold in this offering will represent % of our outstanding shares of common stock immediately following the closing of this offering. The minimum number of shares issuable upon conversion of the Outstanding Obligation, assuming full conversion of the Outstanding Obligation as of December 31, 2023, is                  shares of common stock based on the assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 decrease in the conversion price relative to the assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus would result in the issuance of                  shares, assuming full conversion of the Outstanding Obligation as of December 31, 2023. We will be required to issue                  shares of common stock if the Outstanding Obligation, is converted on December 31, 2023 at the Floor Price based on the assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus. Any conversion of all or a portion of the Outstanding Obligation prior to December 31, 2023 may affect this analysis as the amount of accrued but unpaid interest will decrease, but, in no event will the number of shares issued upon conversion of the Outstanding Obligation, exceed                  shares of common stock, based on the assumed initial public offering price of $1.00 below the midpoint of the price range set forth on the cover page of this prospectus and assuming full conversion of the Outstanding Obligation as of December 31, 2023 at the Floor Price and we are not in breach of the Bridge Note.

A $1.00 increase in the assumed initial public offering price above the midpoint of the price range set forth on the cover page of this prospectus would, immediately following the closing of this offering, result in                  shares issued and sold by us in this offering representing         % of our outstanding shares of common stock, assuming (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                  shares of our common stock assuming the occurrence of the conversion on the Assumed Closing Date based on the assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus, (ii) (a) the conversion of the Converting Obligation based on the assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus, assuming the occurrence of the conversion on the Assumed Closing Date, and (b) the Outstanding Obligation continuing to remain outstanding following the closing of this offering, and (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                  shares of our common stock, based on the assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus. If, after giving effect to items (i) through (iii) above and based on an assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus, the Bridge Warrants, SOSV Warrant, Placement Agent Warrant and Representative’s Warrant are exercised in full, shares will be issued and outstanding, and the shares sold in this offering will represent % of our outstanding shares of common stock immediately following the closing of this offering. The minimum number of shares issuable upon conversion of the Outstanding Obligation, assuming full conversion of the Outstanding Obligation as of December 31, 2023, is                  shares of common stock based on the assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 decrease in the conversion price relative to the assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus would result in the issuance of                  shares, assuming full conversion of the Outstanding Obligation as of December 31, 2023. We will be required to issue                  shares of common stock if the Outstanding Obligation is converted on December 31, 2023 at the Floor Price based on the assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus. Any conversion of all or a portion of the Outstanding Obligation prior to December 31, 2023 may affect this analysis as the amount of accrued but unpaid interest will decrease, but, in no event will the number of shares issued upon conversion of the Outstanding Obligation, exceed                  shares of common stock, based on the assumed initial public offering price of $1.00 above the midpoint of the price range set forth on the cover page of this prospectus and assuming full conversion of the Outstanding Obligation as of December 31, 2023 at the Floor Price and we are not in breach of the Bridge Note.

We expect that the net proceeds from this offering will allow us to complete our anticipated Phase 2 clinical trial and toxicology studies for OM002 in IBS-C and continue to meet our general working capital obligations. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above. The net proceeds from this offering, together with our cash, will not be sufficient for us to fund all three of our drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of all three of our drug candidates.

The amounts and timing of our actual expenditures will depend on numerous factors, including the time and cost necessary to conduct our planned clinical trials, the results of our planned clinical trials and other factors described in the section entitled “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant, and subject to the restrictions contained in any future financing instruments.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of December 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $            million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $             million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering, (iii) the conversion of approximately $0.6 million outstanding under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus)            shares of common stock issued subsequent to December 31, 2021, and (v) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately following the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                shares of common stock in this offering at the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2021
	Actual	Pro Forma	Pro Forma as Adjusted(1)
		(unaudited)
	(in thousands, except per share data and par value data)
Cash	$2,774
Convertible notes payable, net of discount, including current portion	$5,410
Financing derivatives liabilities	$4,618
Future equity liabilities	$4,145
Warrant liabilities	$2,156
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; no shares authorized, issued, and outstanding, actual, and 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.0001 par value; 35,000,000 shares authorized, 9,725,187 shares issued and outstanding, which excludes 1,827,971 shares of restricted common stock subject to a right of repurchase, actual; 200,000,000 shares authorized, shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	344
Accumulated deficit	(14,349)
Total stockholders’ (deficit) equity	(14,004)
Total capitalization	$2,325

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares in the table above is based on                  shares of common stock outstanding as of December 31, 2021, after giving effect to the issuance of shares of our common stock in April 2022, and excludes:

•	520,500 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at an exercise price of $0.14 per share;

•	1,827,971 shares of unvested restricted common stock as of December 31, 2021;

•	shares of our common stock issuable upon the exercise of outstanding stock options subsequent to December 31, 2021, with an exercise price equal to our initial offering price per share;

•	shares of our common stock issued subsequent to December 31, 2021, to certain Selling Stockholders as consideration for entering into certain agreements with us;

•

            shares of our common stock reserved for future issuance under the 2022 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

             shares of common stock reserved for future issuance under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2021, we had a historical net tangible book value (deficit) of $(18.2) million, or $(1.57) per share of common stock. Our historical net tangible book deficit per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding, including 1,827,971 shares of restricted common stock which are subject to a right of repurchase by us, as of December 31, 2021.

After giving effect to the: (i) conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the Notes, which will automatically convert upon the closing of this offering into an aggregate of shares of our common stock based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $            million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $             million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering, and (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), our pro forma net tangible book value as of December 31, 2021 was $            million, or $            per share.

After giving further effect to the issuance and sale of                shares of common stock that we are offering at the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been $            million, or approximately $            per share. This amount represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $            per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of December 31, 2021		$(1.57)
Pro forma increase in historical net tangible book value per share as of December 31, 2021
Pro forma net tangible book value per share as of December 31, 2021	$
Increase in pro forma net tangible book value per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering			$

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $            million, and

dilution in pro forma net tangible book value per share to new investors by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $            million and decrease the dilution to investors participating in this offering by approximately $            per share, assuming that the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $            million and increase the dilution to investors participating in this offering by approximately $            per share, assuming that the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $            per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $            per share and the dilution per share to new investors purchasing common stock in this offering would be $            per share based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commission and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

•	520,500 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at an exercise price of $0.14 per share;

•	1,827,971 shares of unvested restricted common stock as of December 31, 2021;

•	shares of our common stock issuable upon the exercise of outstanding stock options subsequent to December 31, 2021, with an exercise price equal to our initial public offering per share price;

•	shares of our common stock issued subsequent to December 31, 2021, to certain Selling Stockholders as consideration for entering into certain agreements with us;

•

            shares of our common stock reserved for future issuance under the 2022 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

             shares of common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

To the extent the Bridge Warrants, SOSV Warrant, Representative’s Warrant or Placement Agent Warrant are exercised, there will be further dilution to investors participating in this offering. We may choose to raise additional capital through the sale of equity or convertible debt securities due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. Further, to the extent that any outstanding options are exercised, or new options or other equity awards issued under our equity incentive plans, you will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, strategies for our business and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a preclinical-stage therapeutics company leveraging synthetic biology-manufactured HiMO molecules as new medicines to treat large patient populations underserved by current treatment options. In the first half of 2023, we plan to initiate a Phase 2 clinical trial under an approved protocol in Australia to test our lead drug candidate in over 400 patients with IBS-C, which is estimated to affect approximately five million patients in the United States alone. On this basis, we anticipate disclosing top-line data from this study in the first half of 2024. Our initial drug candidates are based on HMOs which modulate both the bacteria in the gut, or the gut microbiome, and human cells. We believe HMOs exert beneficial effects through multiple mechanisms of action. In particular, HMOs beneficially shift the composition of the gut microbiome, increase the microbiome’s production of beneficial metabolites, and directly modulate the immune system. HMOs are the third most abundant solid component of human milk after fats and lactose, and over 200 distinct HMOs have been identified by the scientific community to date. Because HMOs have been selected and conserved over millions of years of mammalian evolution, with all human beings exposed before birth and during early life development, we believe HiMO drugs can have a favorable toxicity and tolerability profile in the therapeutic context. Our pipeline currently consists of drug candidates we call OMs, based on some of the most abundant and well-characterized HMOs, including OM001, OM002, and OM003, each of which we believe has the potential to treat the GBA disorders and certain inflammatory disorders. We selected these drug candidates based on preclinical, clinical and toxicology third-party published data indicating the potential for disease-modifying HMO bioactivity combined with a low risk of dose-limiting toxicity.

The following chart summarizes our current drug pipeline:

Since our inception in 2018, our operations have focused on identifying and developing potential drug candidates, organizing and staffing the company, business planning, establishing our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. We do not have any drug candidates approved for sale and have not generated any revenue. We have funded our operations primarily through the issuance of the Notes and SAFEs. Since inception, we have raised an aggregate of approximately $            million of gross proceeds from these issuances.

We believe, based on our current operating plan, that the net proceeds from this offering and our existing cash will be sufficient to fund our currently planned operations for at least the next        months, although there can be no assurance in that regard. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We have incurred significant operating losses since our inception in 2018 and expect to continue to incur significant and increasing operating losses for the foreseeable future. We do not have any products approved for sale, we have not generated any revenue from the sale of products, and our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our drug candidates. Our net losses were $2.0 million and $12.0 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $14.3 million.

As a result of these conditions, management has concluded that substantial doubt about our ability to continue as a going concern exists as conditions and events, considered in the aggregate, indicate that it is probable that we will be unable to meet our obligations as they become due within one year after the date that the financial statements are issued. The financial information throughout this prospectus and the consolidated financial statements included elsewhere in this prospectus have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. This financial information and these consolidated financial statements do not include any adjustments that may result from an unfavorable outcome of this uncertainty. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish our business plans and secure sources of financing and ultimately attain profitable operations.

We anticipate that our expenses will increase substantially for the foreseeable future, particularly if and as we continue to invest in our research and development activities, including conducting preclinical studies, submit INDs and conduct clinical trials for our current and future drug candidates, seek marketing approvals for any drug candidates that successfully complete clinical trials, expand our product pipeline, hire additional personnel and invest in and grow our business, obtain, expand, maintain, enforce and protect our intellectual property portfolio, seek regulatory approvals for our drug candidates, establish a sales, marketing and distribution infrastructure and establish manufacturing capabilities, whether alone or with third parties, to commercialize drug candidates for which we may obtain regulatory approval, if any, begin to commercialize any approved products, and experience any delays or encounter any issues with any of the above, including but not limited to failed studies, negative or mixed clinical trial results, safety issues or other regulatory challenges, the risk of which in each case may be exacerbated by the ongoing COVID-19 pandemic. In addition, following the closing of this offering, we expect to incur additional expenses associated with operating as a public company, including those related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums and investor and public relations costs. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on a variety of factors. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from drug sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our drug candidates. Insufficient liquidity may also require us to relinquish rights to drug candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from drug sales, we may not become profitable.

We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical studies and clinical trials, as well as for commercial manufacture if our drug candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to manufacture, package, label, store, and distribute our drug candidates, if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment, and personnel while also enabling us to focus our expertise and resources on the development of our drug candidates.

The global COVID-19 pandemic continues to rapidly evolve. We continue to evaluate the impact COVID-19 has had on the global supply chain, which has adversely affected the development timeline for OM001, and may continue to have an adverse effect on our ability to effectively conduct our business operations as planned, and we may not be able to avoid part or all of any further impact from the spread of COVID-19 or its consequences. The COVID-19 pandemic outbreak has the potential to continue to cause a disruption in our supply chain and may adversely impact economic conditions in North America, Europe and elsewhere. As a result of supply chain disruptions, we may experience delays in initiating or conducting any planned or future clinical trials if product material is delayed. Additionally, toxicology studies may be delayed as a result of supply chain disruptions as third-party CROs experience potential backlogs in slotting. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and with our employees working remotely. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. The ultimate impact of the COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and will depend on future developments. We do not yet know the full extent of potential delays or impacts on our business, our planned or future clinical trials, healthcare systems or the global economy as a whole, but these delays could have a material impact on our operations.

License Agreements

Below is a summary of the key terms for our license agreements. For a more detailed description of these agreements, see the sections of this prospectus entitled “Business—License Agreements” and Note 10 to our consolidated financial statements included elsewhere in this prospectus.

License and Supply Agreement with Glycosyn

In July 2020, we entered into the Glycosyn License Agreement with Glycosyn, which was amended in January 2021, pursuant to which Glycosyn granted to us an exclusive, sublicensable, worldwide license under Glycosyn’s intellectual property rights to use, sell, have sold, offer for sale, import and otherwise manufacture, obtain pricing and reimbursement approvals, market, promote, distribute, import or sell 2’FL, 3’SL and/or 6’SL therapeutic products for the therapeutic treatment of inflammatory and autoimmune disorders, including COVID-19, RA, juvenile idiopathic arthritis, IBD, IBS, AD, alopecia areata and pain. Pursuant to the Glycosyn License Agreement, Glycosyn also agreed to enable a contract manufacturer we select with manufacturing and analytical technology, including intellectual property rights and know-how for the manufacture of our OM drug candidates.

In consideration for licenses and other rights granted under the Glycosyn License Agreement, we issued a 7% convertible promissory note in the principal amount of $325,000, which will automatically convert into                shares of our common stock in connection with the closing of this offering, based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the closing occurs on the Assumed Closing Date. In addition, we are obligated to pay Glycosyn royalties in the low- to mid-single-digit percentages of net sales of the licensed products, which vary on a product-to-product basis and which increase to high-single digit and low double digit percentages of net sales of the licensed products if such sales are made by sublicensees. If we create a combination product using 3’SL, 6’SL and/or 2’FL, we are obligated to pay Glycosyn a royalty calculated based on the weighted-average of the respective royalties for of 3’SL, 6’SL and/or 2’FL based on their proportion in the combination product. Further, we are obligated to pay Glycosyn milestone payments up to approximately $1.0 million in the aggregate upon the first occurrence of certain regulatory, intellectual property and development milestones. Additionally, we are obligated to pay a minimum annual royalty in the mid-five figures commencing in the second calendar quarter following the first commercial sale of a licensed product by us, an affiliate or a sublicensee.

License Agreement with University of California San Diego

In October 2018, we entered into the UC San Diego License Agreement with UC San Diego, which was amended in October 2019, November 2020 and February 2022 pursuant to which UC San Diego granted us an exclusive, sublicensable, worldwide license under certain of UC San Diego’s intellectual property rights to make, use, sell, offer for sale and import licensed products in the field of therapeutic products considered drugs pursuant to federal regulation or comprises a formulation, prodrug or derivative of 3’SL or 6’SL that would be considered a drug pursuant to federal regulation, excluding a product considered medical food pursuant to federal regulation. The foregoing license is subject to UC San Diego’s retained rights: (i) to use the inventions, technology and patent rights for educational and research purposes, (ii) to publish or otherwise disseminate any information about the inventions, technology and patent rights at any time, and (iii) to allow other nonprofit institutions to use, publish, or otherwise disseminate any information about inventions, technology and patent rights for education and research purposes. In consideration for the license granted under the UC San Diego License Agreement, we paid UC San Diego an upfront license fee of $10,000, together with past patent costs of approximately $2,300, and in connection with the second and third amendments to the UC San Diego License Agreement the Company paid UC San Diego an amendment fee of $3,000 and $20,000, respectively. The Company can terminate the agreement for convenience with 90 days’ written notice. For as long as the agreement remains in effect, we are obligated to reimburse UC San Diego for future patent costs and pay UC San Diego an annual license maintenance fee that increases overtime and is capped in the low five figures until the first commercial sale of a licensed product. We are also obligated to pay UC San Diego royalties in a low single-digit percentage of: (i) net sales of the licensed products, and (ii) sales of licensed products that utilize technology, but not patent rights, in each case, sold by us or any sublicensee or affiliate. We are also obligated to pay UC San Diego a low double-digit percentage sublicense fee for any non-royalty consideration we receive for any sublicense. Under the amended UC San Diego License Agreement, we are obligated to pay UC San Diego milestone payments up to an additional $2.4 million in the aggregate upon the first occurrence of certain regulatory, development and sales milestones. As of December 31, 2021, we have paid additional patent costs of approximately $28,000. No royalties, sublicense fees or milestone payments have been paid to UC San Diego.

Arpeggio Research and Development Collaboration Agreement

In December 2020, we entered into a Research and Development Collaboration Agreement, or the Arpeggio Agreement, with Arpeggio Biosciences, Inc., or Arpeggio, to design, conduct and interpret mechanistic research on certain MOs using Arpeggio’s sequencing and analysis technology to determine therapeutic uses for such MOs for clinical development by us. Pursuant to the Arpeggio Agreement, the parties granted each other a non-exclusive, non-royalty bearing, non-commercial research license, solely to perform each party’s obligations under a defined research plan. Arpeggio granted us a perpetual, worldwide, sublicensable license to use the collaboration data for all purposes related to the research, development or commercialization of products. Under the Arpeggio Agreement, Arpeggio will not use any of its licensed technology to research, develop or commercialize, for itself, or on behalf of any third party, any MO during the term of the Arpeggio Agreement. Pursuant to the Arpeggio Agreement, we will not use any third party to conduct such mechanistic research for any MO for ourselves, or on behalf of any third party.

Under the Arpeggio Agreement, Arpeggio is responsible for costs associated with the studies which are delineated in a research plan agreed by the Parties. We are responsible for all costs related to the research, development and commercialization of MOs for the therapeutic uses discovered under the research plan as well as all costs outside the scope of such plan. Further, we are responsible for leading all development and commercialization strategy and activities related to the use of the MO therapeutic products.

Upon the execution of studies conducted by Arpeggio, we are obliged to make upfront payments of approximately $15,000 for the first three MOs and are obligated to make an additional $15,000 payment upon notice from Arpeggio that it has initiated performance under the research plan. If the mutually agreed upon budget for a given MO exceeds $10,000, we will be responsible for the overage upon commencing the applicable study. We are further required to make aggregate milestone payments up to $1.2 million, based upon achievement of certain development and regulatory milestones. We will also pay royalties on an MO therapeutic product-by-MO therapeutic product basis of a low single digit percentage on net sales of MO therapeutic products made by us, our affiliates or sublicensees. For each additional MO added to the research plan, we are required to pay an upfront payment of $10,000. As of December 31, 2021, we have paid Arpeggio approximately $46,000 associated with studies under the Arpeggio Agreement. No royalties or milestone payments have been paid to Arpeggio.

Although we have conducted studies under an in initial research plan with Arpeggio, we are not currently advancing any development programs that are subject to the Arpeggio Agreement and the associated royalty and milestone payments.

The Arpeggio Agreement will terminate upon the expiration of all existing or anticipated payment obligations with respect to the last product in all countries. The Parties have the right to terminate the Arpeggio Agreement with notice in the event of an uncured material breach or for insolvency or bankruptcy.

Components of Results of Operations

Operating Expenses

We classify operating expenses into two main categories: (i) research and development expenses, and (ii) general and administrative expenses.

Research and Development

Our research and development expenses consist of direct and indirect expenses incurred in connection with our research activities and development programs.

These expenses include:

•	direct expenses, consisting of:

•	external research and development expenses incurred under our license agreements, expenses resulting from payments to CROs, investigative sites, consultants to conduct our planned preclinical studies;

•	other expenses associated with contract manufacturing, labeling, packaging and distribution of clinical trial supplies; and

•	fees paid for consulting services related to our drug development and regulatory efforts.

•	indirect expenses, consisting of personnel, including expenses for salaries, bonuses, benefits, stock-based compensation, and allocation of certain management expenses.

To date, most of these expenses have been incurred to advance our drug candidates. We expect that significant additional spending will be required to progress our drug candidates through clinical development and regulatory approval. These expenses will primarily consist of expenses for the administration of clinical trials as well as manufacturing costs for clinical material supply.

We expense research and development costs as incurred. Costs for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid expenses and other current assets or accrued liabilities and other current liabilities.

At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, our drug candidates or any of our future drug candidates. We expect our research and development expenses to increase significantly in the foreseeable future as we continue to invest in research and development activities related to developing our drug candidates, as our drug candidates continue to advance into later stages of development, as we conduct clinical trials of our drug candidates, as we seek regulatory approvals for our drug candidates, and incur expenses associated with hiring additional personnel to support our research and development efforts. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, the successful development of our drug candidates is highly uncertain, and we may never succeed in achieving regulatory approval for our drug candidates.

General and Administrative

General and administrative expenses consist primarily of management fees and other related costs, including payroll and stock-based compensation, for personnel in our executive and administrative functions; professional fees for legal, accounting, auditing, tax and consulting services, and travel expenses. We expense general and administrative costs as incurred.

We expect that our general and administrative expenses will increase in the near-term as we continue to build a team to support our administrative, accounting and finance, communications, legal and business development efforts. Following this offering, we expect to incur increased expenses associated with being a public company, including those related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums and investor and public relations costs.

Other Expense

Change in fair value of financing derivatives

The conversion discount upon a qualified financing and mandatory redemption upon a change of control features of the Bridge Notes are bifurcated as embedded derivatives and recorded at fair value. The conversion discount upon a liquidity event, redemption upon a fundamental transaction, redemption upon an event of default, and interest rate reset upon an event of default or maturity date extension features of the Bridge Notes are bifurcated as embedded derivatives and recorded at fair value. Changes in the fair value of these derivatives are recognized as a component of other expense. Changes in the assumptions used to derive these fair values are updated at each reporting period and at settlement.

Change in fair value of future equity liabilities

The SAFEs are financial instruments requiring liability classification and are carried at fair value. Changes in the fair value of the SAFEs are recognized as a component of other expense. The Accelerator Contract for Equity by and between the Company and SOSV IV LLC entered into in September 2019, or the ACE, is a financial instrument requiring liability classification and is carried at fair value. Changes in the fair value of the ACE are recognized as a component of other expense.

Change in fair value of warrant liabilities

Outstanding warrants issued to investors and placement agent are classified as liabilities and recorded at fair value. Changes in the fair value of these warrants are recognized as a component of other expense. The assumptions used to derive these fair values are updated at each reporting period.

Interest expense

Interest expense relates to non-cash interest incurred in relation to outstanding convertible notes, as well as amortization of the original issuance discount for all convertible notes using the effective interest method.

Gain on extinguishment of convertible notes payable

Gain on extinguishment of convertible notes payable relates to the settlement of existing convertible notes that were modified to extend the maturity date. The carrying value of the convertible notes and related derivative liabilities are compared to the fair value of the newly issued debt instruments, with the difference recognized as a gain on extinguishment.

Gain on extinguishment of future equity liability

Gain on extinguishment of future equity liability relates to the conversion of the 2021 SAFEs into Bridge Notes and related Bridge Warrants. The 2021 SAFEs are carried at fair value immediately prior to conversion, and the difference between the fair value of the 2021 SAFEs and Bridge Notes is recognized as a gain on extinguishment.

Income taxes

We account for income taxes under the asset and liability method pursuant to Accounting Standards Codification 740, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent we believe that these assets are more likely than not to be realized in the future. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

We provide reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit previously taken on filed tax returns or a position expected to be taken on future tax returns is more likely than not sustaining a challenge from the local tax authorities. The tax benefit recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2021

The following table summarizes our results of operations for the years ended December 31, 2020 and 2021 (in thousands):

	2020	2021
Operating expenses
Research and development	$539	$746
General and administrative	663	2,819

Total operating expenses	1,202	3,565

Loss from operations	(1,202)	(3,565)
Other expense:
Interest expense	(289)	(1,410)
Change in fair value of financing derivatives	(46)	(3,502)
Change in fair value of future equity liabilities	(457)	(2,768)
Change in fair value of warrant liabilities	—	(830)
Gain on extinguishment of convertible notes payable	—	98
Gain on extinguishment of future equity liabilities	—	24

Total other expense	(792)	(8,388)

Net loss before income taxes	(1,994)	(11,953)
Provision for income taxes	—	—

Net loss and comprehensive loss	$(1,994)	(11,953)

Research and Development

The following table summarizes our research and development expenses for the years ended December 31, 2020 and 2021 (in thousands):

	2020	2021	Increase/ (Decrease)
License fees	$328	$13	$(315)
Pre-clinical development	55	167	112
Professional and consulting fees	153	275	122
Employee compensation	3	291	288

	$539	$746	$207

Research and development expenses were $0.5 million for the year ended December 31, 2020 and $0.7 million for the year ended December 31, 2021. The $0.2 million increase was primarily driven by us beginning substantive operations during the current year. Employee compensation costs, which include payroll-related expenses and stock-based compensation expense, increased year-over-year as we had no employees in 2020 and began expanding our research staff during 2021. The decrease in license fees relates to the Glycosyn license purchased in 2020, which does not have recurring license costs, and the fact that no additional licenses were purchased in the current year. The increases in pre-clinical development and professional and consulting fees relate to us expanding our research efforts in 2021.

General and Administrative

General and administrative expenses were $0.7 million for the year ended December 31, 2020 and $2.8 million for the year ended December 31, 2021, an increase of $2.1 million from the prior year. The increase in general and administrative expenses was primarily driven by a $1.4 million increase to professional and consulting fees and a $0.7 million increase in employee compensation costs. The increases relate to our expanded operations in 2021 through the hiring of administrative employees and accounting and legal expenses incurred.

Other Expense

Other expenses were $0.8 million for the year ended December 31, 2020 and $8.4 million for the year ended December 31, 2021, an increase of $7.6 million from the prior year. The increase is primarily due to the $5.8 million increase in change in fair value of our outstanding financing derivatives and future equity liabilities as well as a $0.8 million increase in fair value of outstanding warrant liabilities, offset by a $0.1 million gain on extinguishment of 2020 Notes that were modified during 2021 and future equity liabilities converted into Bridge Notes. An additional increase of $1.1 million is driven by increased interest expense related to outstanding convertible notes.

Liquidity and Capital Resources

Liquidity

Since our inception, we have not generated any revenue from drug sales and have incurred significant operating losses and negative cash flows from operations. We anticipate that we will continue to incur net losses for the foreseeable future. As of December 31, 2021, we had an accumulated deficit of $14.3 million. As of December 31, 2021, we had cash of $2.8 million. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next two months.

We have funded our operations primarily through the issuance of the 2019 SAFEs, ACE, 2020 Notes, 2020 SAFEs, 2021 SAFEs, and Bridge Notes. Since inception, we have raised an aggregate of approximately $9.5 million of gross proceeds from these issuances.

2019 SAFEs

In September 2019, we entered into the 2019 SAFEs, for an aggregate principal amount of approximately $0.1 million with Mr. Martinez, our Chief Executive Officer and a member of our board of directors, Mr. Ferrone, our President, Chief Operating Officer and a member of our board of directors, and a co-founder and former Vice President of our company. In January 2022, the 2019 SAFEs were amended to require that they automatically convert upon an initial public offering. The 2019 SAFEs will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock, based on an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus).

ACE Liability

We entered into the ACE with SOSV for an aggregate principal amount of approximately $0.3 million. In April 2022, we entered into the ACE Termination and Issuance Agreement, pursuant to which we issued 2,180,292 shares of common stock and the SOSV Warrant to terminate the ACE and all rights thereunder. The terms of the warrant are consistent with the terms of the Warrants issued to the holders of the Bridge Notes. Under the SOSV Warrant, the holder has the right to purchase up to 1,090,146 shares of common stock and 1,635,219 shares of common stock if we have not consummated a liquidity event by June 3, 2022.

2020 Convertible Notes

From February 2020 to July 2020, we entered into a convertible note purchase agreement with new and existing investors under which we issued and sold to investors convertible promissory notes in the aggregate principal amount of approximately $1.4 million, or the 2020 Notes, through multiple closings. The 2020 Notes accrue interest at a rate of 7% per annum. The 2020 Notes were amended in February 2021 and February 2022 to extend the maturity date to August 20, 2022, and in April 2022 to clarify the definition of “fully-diluted number of shares”, which is used in the calculation of the conversion price. The 2020 Notes will automatically convert upon the closing of this offering into an aggregate of                 shares of our common stock, based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date.

2020 SAFEs

In October and December 2020, we entered into the 2020 SAFEs with investors in the aggregate amount of $0.5 million. In January 2022, the 2020 SAFEs were amended to state that if the Liquidity Event is an IPO, the purchase amount will automatically convert into shares of common stock at the conversion ratio defined by the agreement. The 2020 SAFEs will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock, based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus).

2021 SAFEs

In June and July 2021, we entered into the 2021 SAFEs with investors in the aggregate amount of $250,000, including a SAFE with SOSV in the amount of $100,000. The holders of the 2021 SAFEs elected to convert each of their respective 2021 SAFEs into a Bridge Note (described below) and related Bridge Warrant, resulting in a gain on extinguishment of $24,000.

Bridge Financing

From August 2021 to September 2021, we entered into a securities purchase agreement with various investors, pursuant to which we issued to each investor a Bridge Note and a Bridge Warrant. We issued and sold Bridge Notes with an aggregate principal amount of approximately $5.2 million. The Bridge Notes accrue interest annually at a rate of 12% per annum. In March 2022, we amended and restated the Bridge Warrants and the Bridge Notes and issued additional Bridge Notes and Bridge Warrants with an aggregate principal amount of approximately $2.2 million. Pursuant to the Bridge Warrants, holders may exercise their Bridge Warrants for shares of common stock up to 50% of the number of shares of common stock issued upon the conversion of the Bridge Notes, assuming full conversion of the Bridge Notes as of the closing of this offering, at an exercise price equal to 81.25% of the initial public offering price of our common stock.

In addition to the Bridge Warrants, we issued a warrant to the placement agent of the Bridge Notes, or Placement Agent Warrant. The Placement Agent Warrant may be exercised for shares of common stock up to 5% of the number of shares of common stock (i) issued upon conversion of the Bridge Notes in connection with this offering (assuming full conversion of the Bridge Notes as of the closing of this offering), and (ii) exercisable under the Bridge Warrants. The Placement Agent Warrant has an exercise price equal to 125% of our common stock offered hereby.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our research and development programs. In addition, upon closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating and capital expenditures will depend on many factors, including:

•

the regulatory approval pathway for our drug candidates, including whether regulatory authorities will require us to conduct Phase 1 clinical trials for our drug candidates, and the resulting clinical development plans for our drug candidates;

•

the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our drug candidates and any need to conduct additional such studies as may be required by a regulator;

•

the willingness of the FDA, the EMA, the TGA or comparable foreign regulatory authorities to accept our clinical trials, as well as data from our planned and ongoing preclinical studies and clinical trials and other work, as the basis for review and approval of our drug candidates;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, the TGA and other comparable foreign regulatory authorities;

•	the number and characteristics of drug candidates that we develop or may in-license;

•	the costs of acquiring, licensing, or investing in businesses, drug candidates, and technologies;

•	the effect of changes in regulation or policy relating to the development and commercialization of our drug candidates by the FDA, the EMA, the TGA and other comparable foreign regulatory authorities;

•

the costs of establishing, maintaining, and overseeing a quality system compliant with current good manufacturing practice requirements, or cGMPs, and a supply chain for the development and manufacture of our drug candidates in sufficient quantities;

•

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense, and enforcement of any patents or other intellectual property rights;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	the effect of competing products and drug candidates and other market developments;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•	the costs associated with operating as a public company;

•	the costs associated with securing and establishing commercialization;

•	the timing, receipt, and amount of sales from our potential drugs, if approved;

•	the economic and other terms, timing of and success of any collaboration, licensing or other arrangements which we may enter in the future; and

•	costs associated with any delays or issues with any of the above, including the risk of each of which may be exacerbated by the ongoing COVID-19 pandemic.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval for any drug candidates or generate revenue from the sale of any drug candidate for which we may obtain marketing approval. In addition, our drug candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for at least several years, if ever. As a result, we will need substantial additional financing to support our continuing operations and further the development of and commercialize our drug candidates.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic and otherwise. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that may adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce, or terminate our research programs, or license the rights to develop and market drug candidates that we would otherwise prefer to develop ourselves.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2020 and 2021 (in thousands):

	2020	2021	Increase/ (Decrease)
Net cash used in operating activities	$(874)	$(3,042)	$(2,168)
Cash used in investing activities	—	—	—
Net cash (used in)/provided by financing activities	1,574	4,996	3,422

Net increase in cash	$700	$1,954	$1,254

Operating Activities

During the year ended December 31, 2020, we used $0.9 million of cash in operations, primarily driven by professional and consulting fees in connection with our research and development activities and general administrative support.

During the year ended December 31, 2021, we used $3.0 million of cash in operations, primarily driven by increased compensation costs, professional fees, and consulting fees in connection with our research and development activities and general and administrative expenses related to our efforts in becoming a public company.

Investing Activities

During the years ended December 31, 2020 and 2021, we had no investing activities.

Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $1.6 million, consisting of $1.1 million of proceeds from issuance of the 2020 Notes and $0.5 million from the issuance of the 2020 SAFEs.

During the year ended December 31, 2021, net cash provided by financing activities was $5.0 million, consisting of $4.9 million from the issuance of the Bridge Notes, net of issuance costs of $0.2 million, $0.3 million of proceeds from the issuance of the 2021 SAFEs, and $0.1 million of proceeds from the exercise of common stock options. These cash inflows were offset by $0.3 million paid for offering costs that have been capitalized and deferred in anticipation of this offering.

Critical Accounting Policies and Significant Judgement and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reported periods. We based our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates considering changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the consolidated financial statements prospectively from the date of change in our estimates.

While our accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of the consolidated financial statements require the most significant judgments and estimates. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

Stock-Based Compensation

We measure all stock-based awards granted to employees, nonemployees, and directors based on the fair value on the date of the grant. For awards with both performance and service conditions, we recognize expense based on the fair value of the performance awards over the estimated service period to the extent the achievement of the related performance criteria is estimated to be probable. At each reporting date, we evaluate whether any performance conditions related to a performance-based award have changed. The effect of any change in performance conditions would be recognized as a cumulative catch-up adjustment in the period such change occurs, and any remaining unrecognized compensation expense would be recognized over the remaining requisite service period. Our policy is to account for forfeitures when they occur. To date, none of the criteria underlying awards determined to have performance criteria have been considered probable; as such, no compensation expense has been recognized for performance-based awards as of December 31, 2021.

We classify stock-based compensation expense in our consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs and service payments are classified.

For restricted stock awards, we estimate the grant-date fair value using the difference between the purchase price per share and the fair value of common stock. For awards with service conditions only, we use the straight-line method to recognize compensation cost over each award’s requisite service period, which is generally the vesting period. For awards with both performance and service conditions, we recognize expense based on the fair value of the performance awards over the estimated service period to the extent the achievement of the related performance criteria is estimated to be probable. At each reporting date, we evaluate whether any performance conditions related to a performance-based award have changed. The effect of any change in performance conditions is recognized as a cumulative catch-up adjustment in the period such change occurs, and any remaining unrecognized compensation expense would be recognized using the accelerated attribution method over the remaining requisite service period.

The fair value of each stock option grant is estimated on the date of grant using the Black- Scholes option-pricing model. Prior to this offering, we were a private company and lack company-specific historical and implied volatility information. Therefore, we estimated our expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. For any awards that are not “plain-vanilla” options, we estimate the expected term based on our best estimate at the date of grant. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero because we have never paid cash dividends our common stock and do not expect to pay any cash dividends in the foreseeable future.

In determining the exercise prices for options granted, we have considered the estimated fair value of the underlying common stock as of the measurement date. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Historically, these independent third-party valuations of our equity instruments were performed contemporaneously with identified value inflection points. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid identifies various available methods for allocating the enterprise value across classes of series of capital stock in determining the fair value of our common stock at each valuation date.

We determined the current value method, or CVM, was the most appropriate method for determining the fair value of our common stock based on our stage of development and other relevant factors. Under the CVM, the enterprise value is calculated based on an assumed forced asset sale at a future date and the corresponding allocation of proceeds based on the rights and preferences of each class of equity.

Beginning in August 2021, we determined the fair value of common stock by utilizing the probability-weighted expected return method, or PWERM, determined by a third-party valuation expert. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of our future values, assuming we consummate an IPO or an alternative financing or we liquidate. The future value of common stock under each scenario is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an estimate of the value for common stock. A discount for lack of marketability is then applied to estimate the fair value of the common stock at the valuation date.

In addition to considering the results of these independent third party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	our stage of development and commercialization and our business strategy;

•	the progress of our research and development drug candidates, including the status of planned preclinical studies for our drug candidates;

•	our business conditions and projections;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock;

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions;

•	the hiring of key personnel and the experience of management;

•	trends and developments in the biopharmaceutical industry; and

•	external market conditions affecting the biopharmaceutical industry.

Following the closing of this offering, our board of directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

As of December 31, 2021, the unrecognized stock-based compensation expense related to employee stock options was $             million and is expected to be recognized as expense over a weighted-average period of approximately years. The intrinsic value of all outstanding stock options as of December 31, 2021 was approximately $             million, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), of which approximately $             million related to exercisable options and approximately $             million related to unexercisable options.

Financing Derivatives

We issued the 2020 Notes with multiple investors at various closing dates. The 2020 Notes contain a conversion discount upon a qualified financing feature that is bifurcated as an embedded derivative and accounted for separately at fair value. The 2020 Notes also contain a mandatory redemption upon a change of control feature that is bifurcated as an embedded derivative and accounted for separately at fair value. We issued Bridge Notes that contain a conversion discount upon a liquidity event that is bifurcated as an embedded derivative and accounted for separately at fair value. The Bridge Notes also contain an optional redemption feature upon a fundamental transaction, an optional prepayment feature and an interest reset upon an event of default or maturity date extension feature. These features are bifurcated as embedded derivatives and accounted for separately at fair value. We recorded the fair value of the embedded derivatives on the date of issuance and subsequently remeasured the derivatives to fair value at each reporting date. The fair value of the financing derivatives is determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of these derivatives are recognized as a component of other expense in the consolidated statements of operations and comprehensive loss. We used a with and without bond model to determine the fair value of the financing. derivatives, which requires us to estimate the timing and probability of each of the various settlement provisions within the outstanding convertible notes such as an equity financing, change of control, liquidation, or payoff at maturity. These estimates are subject to uncertainty as significant differences between our estimates and the ultimate settlement method of these derivatives could materially impact our financial condition or results of operations.

Future Equity Liabilities

SAFE Liabilities

We classify SAFEs as liabilities on the consolidated balance sheets as the SAFEs may require cash settlement and the SAFEs have preference to common stockholders in the case of a dissolution or liquidity event. We recorded the SAFEs at fair value on the date of issuance and subsequently remeasured the liabilities to fair value at each reporting date. The fair value of the SAFEs is determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of the SAFEs were recognized as a component of other expense in the consolidated statements of operations and comprehensive loss. We used a probability weighted expected return method to determine the fair value of our SAFE liabilities, which requires us to estimate the timing and probability of each of the various settlement provisions within the outstanding SAFEs such as an equity financing, liquidity event, or dissolution. These estimates are subject to uncertainty as significant differences between our estimates and the ultimate settlement method of the SAFEs could materially impact our financial condition or results of operations.

ACE Liability

We entered into an agreement with SOSV to provide funding under an ACE. We recorded the ACE at fair value on the date of issuance and subsequently remeasured the liability to fair value at each reporting date. The ACE contains a provision whereby the investor is entitled to acquire more favorable terms or benefit from more favorable terms under financing instruments we may issue. Upon the issuance of the 2020 SAFEs, the discount percentage of the conversion price was updated to 75%. Upon the issuance of the convertible notes in February 2020, the ACE began accruing interest at a rate of 7% and acquired the right to a 300% premium upon redemption due to a change of control. Upon the issuance of the Bridge Notes, the ACE obtained the more favorable discount percentage to the conversion price of 65%, began accruing interest at 12% per year, and acquired warrant rights to purchase up to 50% of the number of shares of common stock issuable upon the full conversion of the ACE, and 75% in an event of default or extension of the Bridge Notes. These additional rights are included in the measurement of fair value of the ACE when they are acquired.

The fair value of the ACE is determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value was estimated based on results of third-party valuations using a probability-weighted present value model. In determining the fair value of the liability, estimates and assumptions impacting fair value included the estimated future value of our business, discount rates, and estimated timing of future equity events as well as any rights of the holders from specific contractual features in relation to the more favorable nation feature. We determined that the valuations represented fair value of the liabilities at issuance and each reporting date. We used a Monte Carlo Simulation model to determine the fair value of the ACE liability, which requires us to estimate the timing and probability of each of the various settlement provisions within the outstanding ACE such as an equity financing, liquidity event, or dissolution. These estimates are subject to uncertainty as significant differences between our estimates and the ultimate settlement method of the ACE could materially impact our financial condition or results of operations.

Warrants

Concurrently with the issuance of the Bridge Notes, we issued warrants to each investor and in April 2022 the Placement Agent Warrant to Representative. The fair value of the warrants is determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of the warrants are recognized as a component of other expense in the consolidated statement of operations and comprehensive loss. We used a Monte Carlo Simulation model to determine the fair value of the warrant liabilities, which requires us to estimate the timing to exercise, equity volatility and risk-free rate. These estimates are subject to uncertainty as significant differences between our estimates and the ultimate settlement of the warrants could materially impact our financial condition or results of operations.

Concentrations

We are dependent on third-party CROs, contract development and manufacturing organizations, and contract manufacturing organizations to supply certain intellectual property and services for research activities in its drug candidates. In particular, we rely and expect to continue to rely on a small number of these organizations to supply us with our requirements for key raw materials related to these programs. These drug candidates could be adversely affected by a significant interruption in the supply of key raw materials.

Contractual Obligations and Commitments

Pursuant to the Glycosyn License Agreement, UC San Diego License Agreement and Arpeggio Agreement, we are obligated to make certain milestone and royalty payments. These payment obligations are contingent upon future events, such as our generating drug sales. We are currently unable to estimate the timing or likelihood of generating future product sales. See the subsection entitled “License Agreements” above.

In addition, we enter into contracts in the normal course of business with CROs, clinical supply manufacturers and with vendors for preclinical studies and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments and generally provide for termination after a notice period, and, therefore, are not considered long-term contractual obligations. Payments due upon cancellation consist only of payments for services provided and expenses incurred up to the date of cancellation.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” under the JOBS Act, and as such, we can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company, and we may elect to take advantage of other reduced reporting requirements in future filings.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

BUSINESS

Overview

We are a preclinical-stage therapeutics company leveraging synthetic biology-manufactured HiMO molecules as new medicines to treat large patient populations underserved by current treatment options. In the first half of 2023, we plan to initiate a Phase 2 clinical trial under an approved protocol in Australia to test our lead drug candidate in over 400 patients with the constipation dominant form of irritable bowel syndrome, or IBS-C, which is estimated to affect approximately five million patients in the United States alone. On this basis, we anticipate disclosing top-line data from this study in the first half of 2024. Our initial drug candidates are based on bioactive oligosaccharides naturally produced in human milk, called human milk oligosaccharides, or HMOs, which modulate both the bacteria in the gut, or the gut microbiome, and human cells. We believe HMOs exert beneficial effects through multiple mechanisms of action. In particular, HMOs beneficially shift the composition of the gut microbiome, increase the microbiome’s production of beneficial metabolites, and directly modulate the immune system. HMOs are the third most abundant solid component of human milk after fats and lactose, and over 200 distinct HMOs have been identified by the scientific community to date. Because HMOs have been selected and conserved over millions of years of mammalian evolution, with all human beings exposed before birth and during early life development, we believe HiMO drugs can have a favorable toxicity and tolerability profile in the therapeutic context. Our pipeline currently consists of drug candidates we call Oligosaccharide Medicines, or OMs, based on some of the most abundant and well-characterized HMOs, including OM001 (HiMO 3’sialyllactose), or 3’SL, OM002 (HiMO 2’-fucosyllactose), or 2’FL, and OM003 (HiMO 6’-sialyllactose), or 6’SL, each of which we believe has the potential to treat gut-brain axis disorders, or GBA, and certain inflammatory disorders. We selected these drug candidates based on published third-party clinical, preclinical and toxicology data indicating the potential for disease-modifying HMO bioactivity combined with a low risk of dose-limiting toxicity.

Our OMs are produced via synthetic biology and are identical in chemical structure to their equivalent HMOs. Therefore, we believe our OMs will reproduce the multiple beneficial effects observed with HMOs and have the potential to affect multiple pathways implicated in GBA disorders and certain inflammatory disorders. These disorders are complex and often implicate multiple pathways involving the central nervous system, or CNS, and the enteric nervous system controlling the gut, or ENS, as well as other organ systems including the immune, endocrine and autonomic systems. We initially intend to target GBA disorders and certain inflammatory disorders, such as irritable bowel syndrome, or IBS, inflammatory bowel disease, or IBD, rheumatoid arthritis, or RA, oligoarticular juvenile idiopathic arthritis, or oJIA, atopic dermatitis, or AD, and autism spectrum disorder, or ASD. We plan to prioritize the development of our drug candidates for disorders where available treatment options are inadequately serving patients due to safety or tolerability issues, where regulators have indicated that medical foods and supplements cannot be legally marketed for disease or symptom treatment, and where we have the potential to redefine the standard of care. We continuously evaluate expansion opportunities for our pipeline including new indications and new HiMO drug candidates.

We believe HiMO-based medicines are a novel treatment approach to diseases which are being more frequently classified as GBA disorders by the scientific and medical communities because they operate via diverse mechanisms affecting gut somatic cells, the microbiome and the human immune system. To our knowledge, there have been no therapeutic compounds to date that have been approved to treat GBA through this multifaceted mechanistic approach.

In addition to our plans to initiate our first clinical trial in Australia, in accordance with the feedback we received during a pre-investigational new drug, or IND, interaction with the U.S. Food and Drug Administration, or the FDA, Division of Gastroenterology, we plan to undertake a confirmatory, IND-enabling toxicology study, to be commenced following the closing of this offering, prior to expanding this clinical trial under an IND from the FDA in the United States. The FDA provided us guidance related to the third-party published toxicology studies, suggesting that we must conduct our own confirmatory toxicology studies under Good Laboratory Practices, or GLP, to include in our IND, which indicates that they consider HiMOs as new molecular entities, or NMEs, when being developed as therapeutics. Subsequently, we plan to evaluate OM002 for the treatment of the diarrhea predominant form of IBS, or IBS-D. We believe the clinical, preclinical and toxicology third-party published data on 2’FL, which reports both preclinical and exploratory clinical data in infants, healthy volunteers and IBS patients, support our therapeutic rationale for the clinical development of OM002 as a potential new medicine for the treatment of both IBS-C and IBS-D. To date, there has been no reported toxicities in human and animal studies of 2’FL. We believe OM002 has the potential to be the first drug, if approved, to treat both IBS-C and IBS-D, which, based on the estimated adult population reported in the 2020 U.S. Census and an approximately 5.0% prevalence rate among adults, is estimated to affect over 10 million patients in the United States, alone.

The following chart summarizes our current drug pipeline:

Unlike other glycans in development, our OM drug candidates are based on HMOs that all humans have been exposed to in utero and, if breastfed, through mother’s milk. Through natural selection, these compounds have survived the evolutionary process so that they are available for the infant to help populate a healthy gut microbiome, and determine tolerance for the developing immune system. As such they are resistant to degradation by stomach acid and digestive enzymes found in the upper GI tract, and thus are not utilized for nutrition or energy by the human body. OM molecules, while synthetic, are identical to their HMO counterpart and share the same characteristics and, therefore, are already optimized and bioavailable in the colon. In summary, the key characteristics of our drug candidates are described below:

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Optimized by Nature—HMOs have been conserved through millions of years of mammalian evolution to benefit human health through their prebiotic effects that shift the microbiome, modulate the immune system, and maintain the health of cells in the body. As a result, we believe that our HiMO OM drug candidates will not need further optimization using medicinal chemistry.

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Orally Bioavailable—HMOs are highly water soluble and resistant to gastric acid, digestive enzymes degradation in the proximal gastrointestinal tract, or GI, and therefore, reach the colon intact where they can exert local effects with a small amount absorbed into circulation. As a result, we believe our OM drug candidates will be suitable for convenient oral administration.

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Diverse Effects—Over 200 distinct, structurally similar, HMOs have been identified by the scientific community to date. Individual HMOs have not only been observed to have multiple mechanisms of action, but they have also been observed to have distinct mechanisms of action from each other. HMOs may also operate synergistically when present together. Therefore, in contrast with predominant drug development practices, where potential drug candidates are screened and developed based on the modulation of a single therapeutic target, we believe development of HiMO drug candidates enables a diverse pipeline of addressable diseases, both within a single HiMO drug candidate and across multiple HiMO drug candidates. Further, while our initial focus is on the development of individual HiMO drug candidates, we believe there is an opportunity to explore the development of next-generation combination HiMOs to leverage mechanistic synergies between individual HiMOs.

We believe HiMOs exert beneficial effects through multiple mechanisms of action. In particular, HiMOs beneficially shift the composition of the gut microbiome, increase the microbiome’s production of beneficial metabolites, and directly modulate the immune system.

Our drug candidates are identical to HMOs that are naturally found in human milk, maternal circulation from the first trimester of pregnancy, fetal circulation in utero as well as surrounding the fetus in the amniotic fluid, and ingested by infants who continue breastfeeding. As a result, we believe the likelihood of on and/or off target toxicity is low and is supported by published toxicology data which has shown no toxicity, even at high doses. Since we believe there is a reduced risk that our drug candidates will fail due to nonclinical toxicity prior to reaching the clinic, and no optimization of our drug candidates are required, we are anticipating a more predictable preclinical development cost and timeline. Clinically, the low probability of toxicity may ultimately broaden the eligible patient population to include the full spectrum of severity of various GBA and certain inflammatory disorders, and particularly, the pediatric population where the risk-benefit ratio may not be as favorable for drugs with significant side effects or toxicities.

We prioritize our drug candidates for multi-indication potential via their mechanisms to modulate the gut microbiome, promote healing and/or health of the body’s own cells, and have local as well as systemic anti- inflammatory effects. These features have been implicated and are believed to be common drivers for numerous diseases, which we believe enables us to develop each drug for multiple indications.

We hold an exclusive, sublicensable, worldwide license to our main drug candidates, OM001, OM002 and OM003, for the therapeutic treatment of inflammatory and autoimmune disorders, including COVID-19, RA, JIA, IBD, IBS, AD, alopecia areata and pain, under our license and supply agreement, or the Glycosyn License Agreement, with Glycosyn, LLC, or Glycosyn, a small biotechnology company developing synthetic biology to produce oligosaccharide molecules equivalent to those found naturally in human milk. Certain of these therapeutic rights Glycosyn itself has acquired via an exclusive, sublicensable, worldwide in-license from the patent owners, Cincinnati Children’s Hospital Medical Center, or Cincinnati Children’s, and the other licensors thereunder. We also hold an exclusive, sublicensable, worldwide license to OM001 and OM003 as therapeutic products for the treatment of inflammatory or autoimmune disorders, including RA, juvenile arthritis, alopecia areata and AD, among many others, as well as atherosclerosis or hyperlipidemia, from the patent owner, The Regents of the University of California, through its San Diego campus, The University of California San Diego, or UC San Diego.

Pursuant to the Glycosyn License Agreement, Glycosyn has agreed to enable a contract manufacturer we select with manufacturing and analytical technology, including intellectual property rights and know-how for the manufacture of our OM drug candidates. We currently intend to rely on Royal FrieslandCampina N.V., a Dutch multinational dairy cooperative based in Amersfoort, Netherlands, and its subsidiaries, or, collectively, Friesland, to supply food grade 2’FL produced under Glycosyn’s and Friesland’s patents and know-how for our initial clinical trial of OM002. Friesland and Glycosyn hold the know-how regarding the fermentation processes for the specific Glycosyn strains that produce the HiMOs that are licensed to us. In addition, Friesland and Glycosyn hold the know-how necessary to process and purify the product of fermentation, or down-stream process, to produce our purified drug candidates. In light of existing production capacity by Friesland using Glycosyn’s synthetic biology, we believe our pipeline of drug candidates are capable of being manufactured reproducibly and at large scale and that this scalable synthetic biology platform can be readily applied to other potential HiMO drug candidates.

Our OM drug candidates are protected by a patent portfolio consisting of a combination of issued and allowed patents and pending patent applications that are owned by us or licensed to us from third parties. Our portfolio covers therapeutic and human health supporting methods of use encompassing certain HMOs and/or combinations thereof. As of March 15, 2022, our intellectual property portfolio, consisted of three U.S. patents, a European Patent Office, or EPO, patent, a Canadian patent, six Patent Cooperation Treaty, or PCT applications, 16 non-provisional applications pending worldwide, and one pending U.S. provisional applications.

Overview of GBA and Certain Inflammatory Disorders

The GBA is a complex bi-directional communication between the CNS (brain) and the ENS controlling the gut, also known as the little brain. These complex interactions involve the cognitive and emotional centers of the brain as well as other organ systems including the immune, endocrine and autonomic systems. The pathogenic role of the gut microbiome in GBA disorders and certain inflammatory disorders are gaining much attention in the therapeutic arena, as there are approximately 1014 microorganisms in the gut, roughly 10 times more than cells in the entire human body. These organisms are highly biologically active and interact locally with intestinal cells and ENS, as well as directly with CNS through neuroendocrine and metabolic pathways. In clinical practice, a disruption of the gut microbiota (dysbiosis) and the presence of a leaky gut have been associated with a number of disorders, such as autism, Parkinson’s disease, and anxiety-depressive behaviors, functional gastrointestinal disorders such as IBS, and those previously considered solely autoimmune disorders such as IBD and AD. Expanding understanding of causal pathways from dysbiosis to disease informs novel targets and approaches to treat GBA disorders and certain inflammatory disorders.

Since most GBA disorders and certain inflammatory disorders are complex and involve multiple pathways, our company was built on the belief that human-identical drug candidates, like our drug candidates, have properties that could provide potentially transformational benefits to patients. Because OMs have multiple mechanisms of action on the gut microbes and direct effects on the body’s cells, we believe our drug candidates could offer a more complete therapeutic solution to tradition drug options that have a single target or pathway. As a result, we believe OMs have potential to represent a new class of drugs with differentiated therapeutic potential for numerous disorders which are not well-treated by approved and investigational drugs that approach disease intervention from a single target or linear pathway.

Our Strategy

We are driven by our mission to revolutionize the treatment of GBA disorders and certain inflammatory disorders by developing drugs based on the differentiated profile of HMOs. Key elements of our strategies are to:

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Prioritize advancing drug candidates based on a combination of market-need insights and available clinical and nonclinical data. We believe we are well-positioned to advance and expand our product pipeline quickly, and prioritize drug candidates that have the most supportive published data available. Our drug candidates are already optimized through evolution, with no further modification in chemistry needed, and for the reasons noted earlier, we believe there is a lower risk for toxicity. This could give us an advantage in both speed and cost as compared to traditional drug development from the discovery stage to the commencement of a Phase 2 clinical trial where toxicities, safety, and tolerability issues are the primary reasons for program failure in drug development. We plan to continue to identify new drug candidates and targets and new indications to expand out pipeline.

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Develop institutional expertise around HMOs. We are leveraging our differentiated drug development approach, knowledge and expertise to lead efforts to expand and translate the scientific understanding of HMOs and their impact on human health. Therefore, we believe we are well positioned to advance our understanding about HMOs and to use that knowledge in pursuit of our mission. We believe we have the ability to establish relationships with key opinion leaders as a result of our management team’s industry experience and engagement in the field and the favorable profiles and promise of HMOs as drug candidates. Further, we believe our drug development capabilities and differentiated approach, along with the expertise of our senior management, medical and scientific advisors, will further help us establish our leadership position to advance the previously untapped therapeutic potential of these compounds and will be significantly more cost efficient than traditional drug development from the discovery stage to the commencement of a clinical trial.

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Further strengthen and expand our intellectual property portfolio. We believe we have a robust intellectual property portfolio to support our pipeline programs. As of March 15, 2022, our patent portfolio, both in-licensed and wholly-owned, comprised of three U.S. patents, one EPO patent, six PCT applications, and 16 non-provisional applications pending worldwide, including method of use patents. We also rely on partnerships, regulatory frameworks, trademarks, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We are continually expanding our intellectual property portfolio to protect our biological findings from our exploration of HMO transcriptomic effects in the context of inflammation as well as our deepening understanding of GBA and certain inflammatory disorders.

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Retain commercialization optionality to maximize the value of our pipeline. We plan to retain commercialization optionality to maximize the economic value we receive around certain drug candidates or in disease areas where we can advance independently. We intend to retain significant economic and commercial rights to our drug candidates in key geographic areas that are core to our long-term strategy.

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Explore strategic collaborations to expand our pipeline of drug candidates with additional human bioactive compounds. We plan to explore collaborations to expand our pipeline of drug candidates to other naturally occurring bioactive compounds that meet our criteria of having the potential to redefine the standard of care in diseases where available treatment options are inadequately serving patients due to safety or tolerability issues.

Our Team and Investors

We are led by an experienced management team with an unwavering commitment to developing OMs to treat diseases and improve human health. Our management team is comprised of Alexander Martinez, co-founder, Chairman and Chief Executive Officer, Jason Ferrone, co-founder, Chief Operating Officer and President, and Emil Chuang, M.B., B.S. (Syd) FRACP, our Chief Medical Officer. Mr. Martinez’s over 16 years of healthcare experience spans health policy, corporate law, government affairs, corporate development, competitive intelligence, investor relations and commercial launch, with most of his biopharmaceutical experience at Ionis Pharmaceuticals, Inc., or Ionis, and Akcea Therapeutics, Inc. Mr. Ferrone has been in drug discovery and development for more than 20 years, leading the Ionis patent group for nearly a decade. Also, while at Ionis, Mr. Ferrone served as a clinical lead for a program from the research phase to Phase 2 as well as leading regulatory affairs for the organization. Dr. Chuang is a pediatric gastroenterologist who graduated medical school from the University of Sydney and has completed specialty training in three disciplines, including pediatrics, pediatric gastroenterology, and nutrition. He began his academic career at Duke University and then the University of Pennsylvania, followed by over 20 years of industry experience including Centocor Biotech, Inc. (now known as Janssen Biotech, Inc.) Nestle Health Science S.A., Takeda Pharmaceutical Company, Ltd., and Progenity, Inc.

Our institutional investors include SOSV IV, LLC, or SOSV, CRCM Opportunity Fund III, L.P., and Washington Research Foundation Capital. We are an alumnus of SOSV’s IndieBio Venture Accelerator program.

Our Drug Candidates

The advantages of human milk over formula milk have been known since the 1960s, but it was not until two decades ago that the clinical benefits observed for human milk were largely attributed to HMOs, and only in the last decade that nutrition companies began studying and fortifying infant formula with HMOs. Clinical benefits observed in infants include a reduction in respiratory and gastrointestinal infections, allergies, and inflammation. HMOs are nutrients and serve as an energy source for the beneficial intestinal bacteria while at the same time preventing the growth of harmful bacteria. Additional benefits include the modulation of the intestinal epithelial cell response and the development of the immune system. These benefits do not appear to be limited to infant and juvenile pre-clinical models. For these reasons, the potential benefits of HMOs in treating adult diseases have gained interest in recent years.

We believe the FDA will consider each of our current HiMO drug candidates as a new molecular entity, small molecule, based on their molecular weight and chemical class. As such, we plan to develop our drug candidates and submit for marketing authorization via NDAs as opposed to biologic license applications.

About Our Lead Candidate: OM002

OM002 is a synthetic biology-produced HiMO 2’FL. HMOs are the most abundant non-caloric solid component of human milk, of which over 200 distinct HMOs have been identified to date. The single most abundant HMO is 2’FL, which constitutes nearly 30% of the total HMO proportion in human milk.

Published, Independent Studies Support Exploration of 2’FL in GBA and Certain Inflammatory Disorders

2’FL has been shown to have direct effects on the microbiome composition, direct anti-inflammatory effects as well as supporting intestinal epithelial health and epithelial barrier integrity. In terms of the effect on the microbiome, 2’FL has a trifold effect, namely prebiotic effects leading to the selective proliferation of beneficial bacteria, inhibition of pathogenic, or disease-causing bacteria, and finally, increase short-chain fatty acid production which is important to maintain the health of the colon cell lining. This suggests that 2’FL has the potential to treat the underlying causes for conditions such as IBS, rather than treating just the major symptoms as in the currently approved therapy.

2’FL Appears to Promote Microbial Homeostasis, Reversing or Improving Dysbiosis

There is a growing body of evidence that dysbiosis, or disruption of the normal bacterial composition, in the colon is a key driver of a number of conditions, including many GBA and certain inflammatory disorders. The ability to reverse or improve this dysbiosis may be beneficial to treating these disorders.

This body of evidence suggests the potential of 2’FL to reverse or improve dysbiosis has been validated in vivo in experimental models. For example, using a murine, or rodent model of intestinal adaptation, Mezoff et al, studied the effects of 2’FL following intestinal resection to assess the adaptive response after intestinal resection. The results showed that after 56 days, treated animals had greater weight gain and intestinal crypt depth. In other words, 2’FL supported the growth of the intestinal cells leading to better weight gain. Additionally, 2’FL increased small bowel luminal content microbial alpha diversity following resection. A greater alpha diversity signifies a great richness in the number of species and desirable. Finally, transcriptional analysis of the intestine revealed enriched ontologies and pathways related to antimicrobial peptides, metabolism, and energy processing, suggesting a healthier ecosystem for the bacteria. The conclusion from the study was that 2’FL supplementation following ileocecal resection increases weight gain, energy availability through microbial community modulation, and histological changes consistent with improved adaptation.

Bifidobacterium are one of the major genera of bacteria that make up the gastrointestinal tract microbiota in mammals. In a disease state, there is often a relative depletion of these bacteria. The mechanism for the bifidogenic effects, or increase the proliferation of bifidogenic bacteria, of 2’FL occurs through the presence of specific glycosidases, which are enzymes to break down HMOs and utilize them as nutrients, in these bacteria to utilize 2’FL as a source of energy. This contrasts with most pathogenic, or disease causing, Enterobacteriaceae that do not have these enzymes and thus, their growth is inhibited. Moreover, HMOs such as 2’FL also have a carbohydrate structure and they can act as soluble receptor decoys to prevent pathogens from infecting the host.

These animal findings have since been confirmed in several human studies:

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In a study of adult healthy volunteers given 2’FL to doses up to 20g per day for two weeks, Elison et al showed an increase in relative abundance of bifidobacteria, and a reduction in relative abundance of two phyla, firmicutes and proteobacteria, were observed.

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Ryan et al gave 12 adults with a diverse history of gastrointestinal disorders (including IBS and IBD) a pre-biotic mixture containing four grams of 2’FL for six weeks. At the end of the study, there was a 19-fold increase in Bifidobacterium spp, and a 17-fold increase in the species Bifidobacterium longum. These shifts in the microbiome were associated with improved symptoms. At the same time, potentially harmful bacteria were eliminated in seven of eight subjects at the end of treatment. Short-chain fatty acids, or SCFA, which serve to maintain health of intestinal cells were also increased.

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Finally, Iribarren et al treated IBS patients with two doses of a 4:1 mix of 2’FL and Lacto-N-neotetraose, a neutral HMO, (2’FL/LNnT) and compared it against placebo. The results showed 63% of patients in the higher dose group (10g) had a greater than 50% increase in the stool bifidobacteria abundance, versus 26% in the placebo group.

2’FL Appears to Modulate Inflammation

Inflammation is adaptive, or a normal healthy function, of the immune system, when it responds to the threat represented by pathogens or tissue damage and once the threat is eliminated or cleared from the body, the inflammation resolves. However, when inflammation is unresolved, it becomes maladaptive, causing abnormal biological effects and damage to healthy tissues. Unresolved or maladaptive inflammation is a central component of many of the GBA and certain inflammatory disorders we are exploring to treat with our OMs. We believe OM002’s ability to treat GBA and certain inflammatory disorders and reduce local inflammation is an important attribute.

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2’FL reduces inflammation caused by cow’s milk in infants. Cow’s milk has been shown to cause low-grade inflammation in infants and occasionally result in an allergic response. In an infant study, Geohring, et al showed that by supplementing infants being fed with a cow milk-based formula with 2’FL, the plasma inflammatory cytokines, including interleukin or IL receptor antagonist, or IL-1ra, IL-1a, IL-1b, IL-6, and tumor necrosis factor a, or TNF-a, were reduced to levels similar to infants who were fed with human milk.

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2’FL reduces intestinal inflammation and shows benefit in a colitis model. IL-10 is an immunoregulatory cytokine that plays a central role in regulating intestinal inflammation in humans and mice. Mice deficient that are deficient IL-10 receptor develop spontaneous colitis early in life and are one of the most widely used animal models for studying the pathogenesis of human IBD. Grabinger et al studied the potential of several HMOs in alleviating intestinal inflammation in a mice (IL10 -/-) model of colitis. The results showed that 2’FL increased Ruminococcus gnavus, a bacteria belonging to the clostridia family and is responsible for decreasing activation of immune cells. This was associated with a significant decrease in the severity of colitis as displayed by reduced inflammatory marker expression, histological and diarrhea scores, increased epithelial integrity, and less pronounced colon shortening.

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2’FL can prevent intestinal inflammation caused by harmful bacteria. Gram-negative pathogenic bacteria such as E. coli are a major cause of enteric infection and activate mucosal inflammation through lipopolysaccharide, or LPS. He et al studied the effects of 2’FL on susceptible mice infected with toxigenic E. coli. The results showed that 2’FL was able to directly inhibit the inflammation and attenuated LPS-dependent induction of IL-8 of inflammation, through the modulation CD14 expression in human enterocytes.

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2’FL protects the intestinal lining against damage from cancer drug. In a mice model, Zhao, et al. studied 2’FL and its ability to prevent mucositis by protecting small intestinal epithelial cells against apoptosis, or cell death, stimulated by 5-fluorouracil, or 5-FU, a potent drug to treat cancer. The study showed that treatment with 2’FL provided protection of the intestinal epithelial cells against apoptosis and prevented 5-FU-induced intestinal mucositis.

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2’FL reduces allergic response to food allergens in mice. In an allergic mouse model, Li et al showed that 2’FL reduced ß²-lactoglobulin, a milk allergen–induced serum-specific immunoglobulin E, or IgE, secretion and mast cell degranulation, while reducing the inflammatory cytokines, TNF-α±, IL -4, and

IL-6 production and promoting the miR-146a expression, which is shown to be an anti-allergen. This suggests that 2’Fl can regulate intestinal immunity and may reduce allergic response to certain foods and potentially other antigens.

In summary, multiple third-party studies in different animal models and in infants have shown the beneficial effects of 2’FL in reducing inflammation and/or reduce damage to the intestinal mucosa.

2’FL Appears to Improve Gut Barrier Function

Maintaining the integrity of the intestinal barrier is essential to prevent inflammation caused by bacteria and/or antigens, or toxins / other foreign substance from entering the body where it can induce inflammation. The ability to protect this integrity and prevent a “leaky gut” is important in the prevention of a number of inflammatory and allergic disorders.

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2’FL promotes the production of beneficial bacteria and increases the production of proteins that help maintain the gut barrier. In a Simulator of the Human Intestinal Microbial Ecosystem model to assess the impact of HMOs on adult gut microbiota and gut barrier function, Suligoj et al confirmed the bifidogenic effects of 2’FL noted earlier and in doing so, it was accompanied by an increase in SCFA, and in particular butyrate, an important source of nutrient for the colonic epithelial cells. At the same time, there was a significant reduction in paracellular permeability and an increase in claudin-8 and claudin-5 gene expression, a measure of tight junction proteins that promote gut barrier integrity.

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2’FL reduces the leakiness of the intestinal barrier. In another model of gut barrier function, Lee et al assessed the effects of 2’FL supplementation in a high-fat fed mouse model. The results showed that mice supplemented with 2’FL had significantly reduced intestinal permeability and increased expression of IL-22, a cytokine known for its protective role in the intestine. In addition, 2’FL supplementation improved the metabolic profiles, lipid metabolism and signaling in the vagal afferent pathway, the pathway that is the direct connection between the gut and the brain.

2’FL Toxicity and Tolerability Profile

Independently generated nonclinical data, both in vitro and in vivo, support our belief that 2’FL will have a favorable toxicity and tolerability profile in the therapeutic context. The potential toxicity of 2’FL was evaluated in repeat-dose studies in rats and pigs, including juveniles, and in genotoxicity studies.

Toxicological studies with 2’FL have demonstrated that it is well tolerated when administered and consumed by rats at dietary fortification levels of up to 10%, or 7.7 g/kg/day, for 90 days and was well tolerated by neonatal pigs at dietary fortification levels of up to 2.0 g/l/day (291.74 mg/kg/day in male piglets and 298.99 mg/kg/day in female piglets for 21 days). In separate 90-day toxicological studies, no observed adverse effect level, or NOAEL, commonly defined as the highest experimental point that is without adverse effect, of 5,000 mg/kg body weight/day for both male and female rats was established for 2’FL administered by oral gavage and at an oral dietary level of 10%.

2’FL was also tested in genotoxicity studies to determine its mutagenic and clastogenic potential, indications of carcinogenicity potential. The studies included a bacterial reverse mutation assay, in vitro rat micronucleus assay, and in vivo micronucleus assay. In each of these tests, 2’FL yielded non-mutagenic and non-clastogenic responses.

Furthermore, clinical trials have been conducted in pediatric populations to evaluate the safety of 2’FL as a nutritional supplement. Trials in which approximately 400 total infants were exposed to 2’FL with a duration of exposure up to six months reported that 2’FL is well tolerated, with no significant adverse effects noted. Due to its demonstrated low toxicity profile, 2’FL has received a generally recognized as safe, or GRAS, designation under FDA regulations for the inclusion in infant and toddler nutritional products in the United States and

Therapeutic Goods Administration, or TGA, approval as a food supplement in Australia. The infant nutrition commercial experience indicates that its use in these infant and toddler nutritional products is regarded as well tolerated.

Moreover, trials in which over 400 total adult subjects were administered 2’FL at a maximum dose of 20 g/day and a maximum exposure of 12 weeks indicated that 2’FL was well tolerated, with no significant adverse effects reported among healthy adults. We are not aware of any trials reporting dose limiting toxicities or trial discontinuations attributed to 2’FL.

Considering the GRAS designation and TGA approval, as well as the results of nonclinical and clinical studies, both in terms of tolerability and positive benefits associated with 2’FL, we intend to evaluate the safety and efficacy of OM002 in the treatment of IBS and believe there is low risk of new toxicology findings in our confirmatory, IND-enabling toxicology studies or our planned initial Phase 2 clinical trial, in which we plan to administer dosages below those administered in the above studies.

About IBS

IBS is a prototypic GBA disorder. As of 2016, the prevalence of IBS is approximately 5% of the U.S. population. IBS is a chronic functional gastrointestinal disorder characterized by abdominal pain and discomfort associated with altered bowel habits. Patients often experience additional symptoms such as bloating, sensation of incomplete evacuation, and straining. The symptoms of IBS adversely affect a person’s health-related quality of life, or QOL. To illustrate, on average, respondents to an international survey of IBS patients published in the Journal of Clinical Gastroenterology in 2009 indicated they would be willing to give up 15.1 years of their remaining life (or about 25% of their remaining life) to receive a treatment that would make them symptom free. The symptoms of IBS not only adversely affect a person’s health-related QOL, but also place a significant financial burden on society because of reduced work productivity and a significant increase (over approximately 50%) in the use of health-related resources. IBS comprises three distinct subtypes, which are categorized based on predominant bowel symptoms (i.e., constipation, diarrhea, or mixed).

There are emerging data to suggest that intestinal epithelial barrier dysfunction is a common element of many GBA disorders such as IBS. A leaky gut may allow translocation of foreign antigens from the gut lumen and this, in turn, lead to the initiation and progression of immune activation.

Published, Independent Studies Support Rationale of Treating IBS with 2’FL

We believe the preclinical findings described above support 2’FL as a potential ideal drug candidate for IBS. Further, the therapeutic potential benefit in adult disease is supported by a recent publication by Palsson et al. This study was conducted at 17 sites in the United States and recruited 317 subjects with IBS based on the Rome IV criteria, which requires patients to recurrent abdominal pain on average at least one day per week during the previous three months that is associated with two or more of the following: pain related to defecation (may be increased or unchanged by defecation), associated with a change in stool frequency, and/or associated with a change in stool form or appearance. In addition, IBS patients who have constipation must also have two or more of the following: fewer than three spontaneous bowel movements per week, straining for more than 25% of defecation attempts, and/or lumpy or hard stools for at least 25% of defecation attempts. This was an open-label study with eligible subjects given five grams of HMOs for a duration of 12 weeks. This is a mixture containing four grams of 2’FL and one gram of LNnT (lacto-N-neotetrose, a neutral HMO). All subtypes of IBS were included in the study. An overall improvement in the overall IBS Symptom Severity Score and health-related QOL score were observed. A similar magnitude of improvement was seen across IBS subtypes. Specifically, there was a shift towards a normal stool consistency irrespective of the IBS subtype. In terms of pain, a reduction in pain, both on the intensity scale and number of days with pain was noted, with benefits observed from as early as four weeks of treatment and benefits sustained for the duration of the treatment period. The limitations of the study were that it was an open-label study, and the FDA approval endpoints were not used. Nonetheless, we believe the magnitude of change observed and reported in this exploratory study supports investigation in a properly powered and designed studies testing therapeutic effects of OM002 in the distinct subtypes of IBS.

IBS-C Market Overview

IBS-C accounts for approximately one-third of all IBS cases and occurs more commonly in women than men. As of December 2021, there are approximately five to six million people with IBS-C in the United States based on the Rome IV diagnostic criteria. Pharmacotherapy for the treatment of IBS-C is limited, and all the approved medications in the United States are designed to treat the predominant symptoms and not the underlying causes of IBS. These include linaclotide (Linzess) and lubiprostone (Amitiza). Linaclotide works by increasing fluid secretion in the small intestine by activating the guanylate cyclase 2C receptor in the small intestine. In clinical trials, diarrhea (20% vs 3% placebo) and abdominal pain (7% vs 5%) were the most commonly observed side effects and this may limit both use and adherence. In nonclinical studies in neonatal mice, administration of a single, clinically relevant adult oral dose of linaclotide caused deaths due to dehydration. As a result, there is a black box warning and is contraindicated in children under two years of age, and the safety and effectiveness in patients less than 18 years of age have not been established. Pediatric IBS is a common condition, particularly in adolescents with an estimated prevalence of approximately 12% in this age group but because of the lack of supporting clinical data and the black box warning, these drugs approved for use in adults are not suitable for use in the pediatric population. Due to the safety concerns and the frequency of diarrhea as a side effect of treatment, there remains a significant unmet medical need for therapeutics that can be used for a broader population without the side effect burden. Lubiprostone activates the chloride channel in the apical region of the epithelial surface of the small intestine to increase fluid secretion in the small intestine to help with the passage of stool. It is approved for use in adult women with IBS-C and adult patients who have chronic idiopathic constipation, or CIC. Efficacy has not been demonstrated for the pediatric population and is contraindicated for use in children under six years of age.

Planned Clinical Trial for IBS-C

In the first half of 2023, we plan to initiate a Phase 2 clinical trial under an approved protocol in Australia to test OM002 in over 400 patients with IBS-C, which is estimated to affect approximately five million patients in the United States alone. We have also had a pre-IND meeting with the FDA, and, after taking into consideration FDA comments, are planning to undertake a confirmatory, IND-enabling toxicology study, to be commenced following the closing of this offering to support our anticipated IND filing in the first half of 2023. As an NME, the FDA requested a toxicology plan that supports our duration of dosing in the Phase 2 clinical trial. The current plan is to conduct the initial Phase 2 IBS-C clinical trial in Australia and, following completion of our anticipated IND-enabling toxicology study, in the United States. In this upcoming clinical trial, we plan to enroll approximately 400 patients with IBS-C based on the Rome IV IBS criteria. The Rome Foundation which created the criteria is an independent not for profit organization that provides support for activities designed to create scientific data and educational information to assist in the diagnosis and treatment of Disorders of Gut Brain Interactions. Patient eligibility will be confirmed during a two-week run-in period. They will then be randomized into one of two doses of 2’FL or placebo and treated for 12 weeks. The primary comparison will be a clinical response based on the FDA recommended criteria for response based on the 2012 IBS guideline and is also consistent with the European Medicines Agency, or EMA, guidelines, namely, patients who meet the following weekly response criteria in at least six of the 12 weeks of treatment: improvement from baseline in the weekly average of daily worst abdominal pain by 30% and increase from baseline of ≥ one complete spontaneous bowel movement, or complete SBM, per week. In addition, we will be collecting data for other key IBS assessments including the IBS-symptom severity score, and IBS-QOL questionnaire. With over 130 subjects per study arm, the clinical trial will be powered at 80% to demonstrate a p=0.05 difference between the active treatment group versus placebo. We anticipate disclosing top-line data from this study in the first half of 2024.

Statistical Significance

In the description of the preclinical studies and clinical trials discussed throughout this prospectus, n represents the number of animal subjects or patients in a particular group and p or p-values represent the probability that random chance caused the result (e.g., a p-value of 0.001 means that there is a 0.1% probability that the difference between the placebo group and the treatment group is purely due to random chance). A p-value of less than or equal to 0.05 is a commonly used criterion for statistical significance, and may be supportive of a finding of efficacy by regulatory authorities.

Potential Development for Other Related Constipation Indications

The data generated by our initial IBS-C clinical trial will inform future clinical trials, if any, in other related constipation indications as our IBS-C clinical trial we will be measuring safety and efficacy endpoints clinically relevant to these other indications.

Chronic Idiopathic Constipation

Chronic idiopathic constipation, or CIC, is a common disorder and affects approximately 9% of the general population in the United States as of 2016. CIC shares many of the characteristics of IBS-C and patients must have two or more of the following features to be diagnosed with CIC: straining during more than 25% of defecations, lumpy or hard stools (Bristol Stool Form Scale 1-2) more than 25% of defecations, sensation of incomplete evacuation more than 25% of defecations, sensation of anorectal obstruction/blockage more than 25% of defecations, require manual maneuvers to facilitate more than 25% of defecations (e.g., digital evacuation, support of the pelvic floor), and/or fewer than three SBM per week. Unlike IBS-C, pain is not typically a feature of CIC.

As in IBS-C pharmacotherapy is limited, and all the approved medications in the United States are designed to treat the symptoms and not the condition. These include linaclotide (Linzess) and lubiprostone (Amitiza).

About IBS-D

IBS-D is another subtype of IBS, but in this case, the predominant symptoms are frequent bowel movements, loose stools, and feelings of urgency. Other common symptoms may include abdominal pain, gas, and bloating. IBS-D is sometimes confused with small intestinal bacterial overgrowth and bile salt diarrhea. Non-drug management for IBS-D is similar to that of IBS-C with supportive treatment as the mainstay of therapy. As with the symptom polarization effect of drug treatment for IBS-C, the side effects of treatment for IBS-D can be serious and patients on treatment may be hospitalized for severe constipation or worse, and the side-effects may be worse than the original IBS-D symptoms. Alosetron (Lotronex) is designed to relax the colon and slow the movement of waste through the lower bowel. Due to the potential for rare but potentially life-threatening side effects, it can be prescribed only by doctors enrolled in a special Risk Evaluation and Mitigation Strategy, or REMS, program, is intended for severe cases of diarrhea-predominant IBS in women who have not responded to other treatments. Eluxadoline (Viberzi) can ease diarrhea by reducing muscle contractions and fluid secretion in the intestine and increasing muscle tone in the rectum. Side effects can include nausea, abdominal pain, and mild constipation. Eluxadoline has also been associated with pancreatitis, which can be serious. Rifaximin (Xifaxin) is a nonabsorbable antibacterial drug that was originally developed for travelers’ diarrhea. It has since been developed for the treatment of IBS-D. As a non-selective antibacterial agent, it reduces the bacterial load in the colon which in turn may reduce the gas production by the colonic bacteria. Treatment is for 14 days and is not designed for chronic use because of the concerns for the development of bacterial antibiotic resistance and Clostridioides difficile infection. Most patients relapse after several months and retreatment is permitted. With the increasing awareness of the importance of the gut microbiome in promoting homeostasis, a non-selective reduction in colonic bacteria may not be the ideal treatment strategy for IBS-D.

Due to the significant limitations of the approved medications for IBS outlined above, their use in clinical practice is limited and the management of IBS is left largely to naturopathic health care providers practicing complementary and alternative medicine. This is not surprising considering none of the drugs approved for IBS today are first-line therapy because of their poor side effect profile. Moreover, the approved drugs today are only treating the symptoms of constipation or diarrhea, and the most common side effect of these drugs is the other end of the spectrum, that is, patients with constipation may develop diarrhea as a side effect and vice versa. With increased awareness of the importance of the gut microbiome in GBA and certain inflammatory disorders, the development of drugs that positively influence the gut microbiome is critical. For new drugs to become a viable first-line therapy, a favorable safety profile, and is suitable for use in the pediatric IBS population is essential.

Future Clinical Trial for IBS-D

The Palsson study demonstrated an efficacy signal not only in IBS-C, but also IBS-D. Therefore, we are in the planning stages of a Phase 2 clinical trial in IBS-D patients and plan to initiate the trial after the start of the IBS-C trial. In this clinical trial, we plan to recruit IBS-D patients based on Rome IV criteria. Unlike the IBS-C clinical trial, this will be a 12-week dose-finding clinical trial. We believe patients with IBS-D may benefit from dose titration, and therefore, we are planning a dose titration clinical trial to explore a dosing paradigm for these patients. Since this is a dose-finding clinical trial, it will not be powered to demonstrate a statistically significant difference in the primary endpoint. However, we will incorporate secondary and exploratory endpoints to aid in the identification and evaluation of positive treatment effects.

OM001 (3’SL)

As discussed above, human milk contains three major HMO types: neutral, neutral N-containing, and acid. 3’SL is an acid type HMO and represents a form of HMO bound to sialic acid, or sialylated HMO, and similar to 2’FL is also found naturally in human milk in significant quantities. In human milk, approximately 73% of sialic acid, or SA, is bound to HMOs and 3% is present in free form.

The immunomodulatory effects of HMOs in early life have been of interest to researchers for decades. HMOs can bind to cell surface receptors expressed on epithelial cells and cells of the immune system and thus modulate neonatal immunity in the infant’s gut, and possibly also sites throughout the body. In recent years, 3’SL has been identified as the primary, directly anti-inflammatory HMO in preclinical studies.

Modulation of the GBA and Certain Inflammatory Diseases and Microbiome

3’SL is important in normal brain development, learning and memory

In addition to benefits common to most HMOs in infants, namely support resistance to pathogens, gut maturation, and immune function, the sialylated HMO represent an important source of SA, and together are important in brain development and function for cognitive development. Preclinical studies have demonstrated strong gut-brain interactions, and the putative role of 3’SL in normal brain development. The gut microbiota can be altered by stress. In a study in mice, it was shown the mice supplemented with 3’SL resulted in diminished stress effects on gut microbiota. In addition, the stress did not induce anxiety-like behavior in mice given 3’SL. Similarly, 3’SL has been shown to improve learning and memory in rats and pigs. The association between brain development, and the influence of 3’SL on the gut microbiota is not limited to preclinical models. In a human observational study in infants, it was shown that infants who received human milk that contained higher levels of 3’SL were associated with better cognition, particularly language functions.

As noted above, patients with ASDs often have gastrointestinal dysfunction as a comorbidity. Abnormal gut-brain signaling has been implicated in ASD, which has been mainly associated with altered microbiota composition and proinflammatory processes. In one study, children with ASD were found to have low levels of salivary SA compared with controls. Within the group with ASD, the SA level was associated with stereotypes and hyperactivity/noncompliance but not ASD severity.

Modulation of Inflammation

3’SL reduces inflammation and promotes healing in animal models of arthritis

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In addition to brain development and cognition, 3’SL has been studied extensively in preclinical models of arthritis. In a collagen-inducted arthritis, or CIA, mouse model, intervention with 500 mg/kg of oral 3’SL given every other day produced statistically significant reductions in synovitis and pannus formation, suppressed cartilage destruction, reduced chemokines, pro-inflammatory cytokines, matrix metalloproteinases, and osteoclastogenesis. The markers are suggested of reduced in inflammation and destruction of the joints and promotion of healing. The improvements in biomarkers, clinical endpoints and histology in the 3’SL treated mice were similar to those improvements observed in mice treated with 1 mg/kg methotrexate every other day. Prophylactic or preventive dosing of 3’SL in the same CIA mouse model, at oral dosages of both 100 mg/kg and 500 mg/kg every other day showed dose-dependent improvements in these same biomarkers, clinical endpoints and histology.

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In the collagen antibody-induced arthritis, or CAIA, mouse model, approximately 2,000 mg/kg/day (90 mg three times per day) oral doses caused significant reductions in clinical scores of disease and pro-inflammatory cytokines. In human Jurkat T cells and THP-1 monocytes in vitro incubated with LPS, 3’SL caused significant reductions in IL-1b, IL-6 and TNF-a in a dose-dependent manner. This confirms the results in the previous study and confirmed the potential for 3’SL to modulate joint damage.

3’SL inhibits or reduces the inflammation in an animal model of AD

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In a preclinical study, Kang et al, demonstrated in a mouse model of AD, 3’SL directly induced transforming growth factor-b or TGF-b-mediated Treg differentiation regulatory in AD mouse models to prevent inflammation. It also inhibited immunoglobulin-E or IgE, Interleukin or IL, IL-1b, IL-6, and tumor necrosis factor or TNF-a secretion and markedly downregulated AD-related cytokines including IL-4, IL-5, IL-6, IL-13, IL-17, IFN-g, TNF-a, and Tslp through regulation of NF-kB pathway. These finding are consistent with the potential for 3’SL to be beneficial in atopic or allergic conditions such as eczema or AD.

Modulation of Cardiometabolic Risk

It has been shown that exercise in maternal mice increases 3’SL in maternal milk and when the milk is given to 3’SL knock-out mice results in an improvement in metabolic health and cardiac function in offspring during adulthood. This infers the therapeutic potential for 3’SL for obesity, type 2 diabetes, and cardiovascular disease.

3’SL Nonclinical Toxicology Data

A number of independent, third-party published nonclinical studies have shown that 3’SL is, when administered orally, well-tolerated, across multiple species in juvenile and adult animals at dosages up to and including 5,000 mg/kg/day for 90 days of administration. These data supported a successful application for GRAS certification for the inclusion of 3’SL in infant formula and other food products intended for the general population as a food additive (GRAS Notice No. GRN 000766). Although the GRAS applicant relied upon scientific procedures (through independent, third-party published literature) to certify 3’SL as GRAS; it is noteworthy that human infants are chronically exposed to 3’SL in human milk (GRAS Notice No. GRN 000766). The level of systemic absorption of 3’SL in rodents and humans are different, where about 50% of an oral dose in mice is excreted intact in urine and total HMOs found in human infant urine is about 10% of the estimated daily intake of HMOs.

3’SL Exploratory Clinical Safety and Tolerability Data

3’SL has been studied in three clinical studies in adults with H. pylori infection with doses up to 20 g per day and for a duration of 4 weeks of treatment. In the first study by Opekun et al (2003), six subjects with confirmed H. pylori infection but were otherwise healthy received 7.6g of 3’SL for two days. No adverse events were reported for these subjects. In a second study by Parente et al (2009) 65 dyspeptic patients with H. pylori infection documented by histology and 13C-Urea Breath Test were randomized to receive two different dosages of 3’SL (10 g or 20 g/day) in three daily administrations before meals or placebo for four weeks. No serious adverse events were observed during therapy in any of the study groups. Moreover, no significant differences were found between the placebo and the aggregated treatment groups in terms of overall adverse events. Finally, Gurung et al (2018), conducted a randomized placebo-controlled study to assess the safety of 3’SL in patients who were positive for H. pylori infection. Forty-eight subjects were randomized to receive either 12g of 3’SL or placebo for four weeks. From the safety perspective, no changes in clinical chemistry tests, hematology tests, or urinalyses were observed post-treatment. Observed adverse events included nausea, loose stools, diarrhea, abdominal pain, and epigastric pain. All were classified as mild with no moderate or severe AEs reported. There were no significant differences in adverse events between the treated and placebo groups.

Based on the above findings, and the anti-inflammatory properties of 3’SL, we are prioritizing the development to GBA and certain inflammatory disorders where inflammation is a central feature of the disease pathophysiology.

Oligoarticular Juvenile Idiopathic Arthritis

oJIA is the most common subtype of juvenile idiopathic arthritis, or JIA, among patients of European descent, making up about 40-50% of children with JIA from independent, third-party published cohorts of patients as of August 2021. Polyarticular JIA, or pJIA, is the second most common subtype of JIA where the primary differentiation from oJIA is the number of joints affected within first six months of onset. For oJIA, the number of joints affected is four or less, whereas in polyarticular JIA, which is typically more severe than oJIA, the patients present with five or more affected joints. In both types of JIAs, the knee is the most commonly affected joint although both large and small joints are commonly involved. Approximately 50% of patients presenting with oligoarticular JIA will develop arthritis in additional joints over time. There are no currently approved biologic disease-modifying anti-rheumatic drugs, or bDMARDs for oJIA. The current treatment paradigm involves a stepwise treatment, escalating from NSAIDs to disease-modifying treatments. Methotrexate and a majority of NSAIDs are not specifically approved for oJIA but are approved for polyarticular JIA which includes oJIA patients that have additional joints affected over time. Methotrexate is used commonly as the next step after NSAIDs in both forms, but for oJIA no biologic DMARDs are approved, whereas for pJIA a number of such drugs are approved for moderately and severely active disease: abatacept, etanercept, adalimumab (TNF-a mAb), and tocilizumab (IL-6 mAb). Despite NSAID and DMARD treatment, a significant fraction of patients fails to achieve disease control. Additionally, the currently available treatments have considerable toxicities such as gastrointestinal bleeding risks and hepatotoxicity for NSAIDs, several severe toxicities associated with methotrexate, and risk of infections in the case of bDMARDs. The risk of infections and the development of lymphomas are constant concerns of chronic immunosuppression, particularly in children. Therefore, there remains a considerable unmet medical need for effective treatment with a more benign safety profile.

In light of the pre-clinical observations for 3’SL in models of RA, we intend to explore development of OM001 for this indication in the future.

ASD, Behavior and Cognition

ASD is a developmental disability that can cause significant social, communication and behavioral challenges. In 2020, the U.S. Centers for Disease Control and Prevention reported that approximately 1 in 54 children in the United States is diagnosed with a form of ASD. People with ASD may communicate, interact, behave, and learn in ways that are different from most other people. The learning, thinking, and problem-solving abilities of people with ASD can range from gifted to severely challenged. Some people with ASD need a lot of help in their daily lives; others need less. ASD can sometimes be detected at 18 months or younger. By age two, a diagnosis by an experienced professional can be considered very reliable. However, many children do not receive a final diagnosis until much older. Currently, the etiology of ASD is unknown, but there may be many different factors that make a child more likely to have an ASD, including environmental, biological, and genetic factors. There is currently no known cure for ASD. However, research shows that early intervention treatment services can improve a child’s development. Apart from the challenges of cognitive deficits in some patients with ASD, behavioral issues such as wander or bolt from safety, self-injurious behaviors, headbanging, arm biting, and skin scratching are major issues faced by the caregiver.

In light of the pre-clinical observations for 3’SL in models of cognition and anxiety, we intend to explore development of OM001 for ASD in the future.

Atopic Dermatitis

AD is the most common type of eczema, affecting more than 9.6 million children and about 16.5 million adults in the United States as of December 2021. Like other immune mediated conditions, the prevalence of childhood AD has steadily increased from 8% to ~12% in decades to 2017. It is a chronic condition that can come and go for years or throughout life and can overlap with other types of eczema. Atopic dermatitis typically begins in childhood, usually in the first six months of a baby’s life. Even though it’s a common form of eczema, it’s also severe and long-lasting.AD typically waxes and wanes over time. In some children, symptoms may improve over time, while other children will continue to have AD flares into adulthood. Treatment for mild AD usually consists of general supportive care, but for more severe cases, topical corticosteroids and non-steroidals may be required. Occasionally, biologics may be required for severe cases.

In light of the pre-clinical observations for 3’SL in models of AD, we intend to explore development of OM001 for AD in the future.

OM001 Clinical Development Plan

We are in the planning stage of clinical development to explore the pharmacokinetics of 3’SL in a multiple dose-escalation study to confirm a safe and potentially effective dose range in patients with an inflammatory disease. We anticipate that this will be followed by longer-term dosing in a Phase 2 clinical trial in the potential indications we have identified as development paths for OM001.

OM003 (6’SL)

OM003 is another HMO with a sialyllactose backbone and as such shares similar characteristics with 3’SL. Like 3’SL, it is found naturally in human milk, but in greater quantities. While the effects of 2’FL is largely through interactions at and adjacent to the intestinal epithelium, sialyllatose such as 6’SL and 3’SL may cross the blood brain barrier and have direct action in the central nervous system. Based on the available data, our initial target indication for OM003 is visceral pain that is of GI origin. Visceral pain occurs when pain receptors in the pelvis, abdomen, chest, or intestines are activated. It is often vague, generally poorly localized, and characterized by hypersensitivity to a stimulus such as organ distension. It often feels like a deep squeeze, pressure, or aching. Consistent with disorders of the GBA, it has been suggested that in concert with chronic visceral pain, there is high comorbidity with stress-related psychiatric disorders including anxiety and depression. Evidence suggests that long-term stress facilitates pain perception and sensitizes pain pathways, leading to a feed-forward cycle promoting chronic visceral pain disorders such as IBS.

In addition to visceral pain, we believe OM003 has potential for ASD and inflammatory conditions in the GI tract and we believe these indications may be developed as monotherapy or in combination with another OM products.

Preclinical Data:

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Tarr et. al. has shown that in the mouse model of stress 6’SL as well as 3’SL ameliorates the stress response without affecting the composition of the gut microbiota, suggesting it has a direct effect on the neuronal cells.

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6’SL has been shown by Foata et. al. to be a direct agonist of G protein-coupled receptors 35 (GPR35). GPR35 functions as a receptor for the kynurenine pathway. Expression of GPR35 is predominantly detected in immune cells and the gastrointestinal tract and is a potential target for immune-mediated disorders and inflammatory pain of the GI tract. These data suggest that 6’SL may have a local and central action to combat visceral pain arising from the GI tract, as well as a potential to treat some immune-mediated inflammatory disorders of the GI tract.

Toxicology Data:

A series of toxicology studies to assess the safety of 6’SL were performed by Gurung et. al. With dosing up to 13 weeks, no significant toxicology findings were identified. The highlights of the results are as follows:

•	The mean oral lethal dose (LD50) of 6’-SL sodium salt is above 20 g/kg by weight in rats.

•	The NOAEL of 6’-SL sodium salt is higher than 2000 mg/kg in Sprague-Dawley rats.

•	6’-SL sodium salt is non-mutagenic and non-clastogenic.

•	6’-SL sodium salt showed toxicity profiles comparable to other carbohydrates and HMOs.

Human Data:

A first in human study with 6’SL has been published by Kim et. al. Thirty healthy adults were given 3g of 6’SL orally twice a day for 12 weeks and compared with 30 subjects who received a placebo. There were no serious adverse reactions, and no laboratory abnormalities were noted. There were no significant differences in the proportions between placebo and 6’SL groups, and the most common side effects were gastrointestinal symptoms such as diarrhea, abdominal discomfort, and bloating.

Our Regulatory Strategy

We believe a differentiating factor with our current OM candidates is that substantial toxicology packages exist which support their designation as GRAS for inclusion in infant formula, which show that they have no toxicities at established doses, far above any therapeutic dose, and have been shown not to produce side effects in subchronic dosing. From our interactions with the FDA, as well as guidance documents from the FDA, we must treat our OM candidates as new molecular entities, or NMEs, and not solely on the GRAS designation of our OM candidates to satisfy the pre-clinical regulatory requirements. This means that we must perform the necessary pre-clinical toxicology studies to have our OM candidates approved as therapeutics.

To understand the regulatory requirements for each of our OM candidates in the context of the target disease, we have conducted, and plan to conduct, interactions with FDA and other regulatory authorities to ensure alignment on the pre-clinical and clinical development paths. A part of each of these interactions, we look to gain an understanding of the path to approval of our OM candidates to pediatric patients. Our OM candidates have the history of human exposure in early life and do not carry the liabilities that we believe prevent most other therapeutics from being used in pediatric patients. In fact, the current standard of care medications used to treat IBS carry black box warnings because of the risks they pose to pediatric patients. We believe that our OM002 lead program has the potential to be used in pediatric patients that are not served by the current approved medications.

HMO Synthesis

HMOs for the purposes of therapeutic development are produced using synthetic biology. Synthetic biology is where the enzymatic machinery of a bacterial or yeast cell is programmed to concentrate the cell’s energy and use of certain building molecular building blocks (called feed stock) to produce a compound of interest, in our case, oligosaccharides found in human milk. This reprogramming is a combination of shutting off the enzymes that make different molecules from the feedstock that are not the intended HMO product and including human enzymes which take the feedstock to make the intended HMO product. This is done with genetic engineering technology and the resulting genetically-engineered bacteria or yeast cell can then be optimized to increase yields which are necessary to make metric tons of HMOs using the genetically-engineered cells.

We have access to one of the foundational synthetic biology technologies which has enabled the scaled production of HMOs for the infant formula market, through Glycosyn. Through Glycosyn, we have access to large scale manufacturing suitable for use in early to mid-stage human clinical studies with good manufacturing process, or GMP, analytical characterization of the material.

License Agreements

License and Supply Agreement with Glycosyn

In July 2020, we entered into the Glycosyn License Agreement, which was amended in January 2021, pursuant to which Glycosyn granted to us an exclusive, sublicensable, worldwide license under Glycosyn’s intellectual property rights to use, sell, have sold, offer for sale, import and otherwise manufacture, obtain pricing and reimbursement approvals, market, promote, distribute, import or sell 2’FL, 3’SL and/or 6’SL therapeutic products for the therapeutic treatment of inflammatory and autoimmune disorders, including COVID-19, RA, JIA, IBD, IBS, AD, alopecia areata and pain. Glycosyn acquired certain of these therapeutics intellectual property rights through an exclusive, sublicensable, worldwide in-license, or the Glycosyn In-License¸ from the patent owners, Cincinnati Children’s and the other licensors thereunder. In March 2022, we entered an Acknowledgement Letter with Cincinnati Children’s on behalf of itself and the other licensors under the Glycosyn In-License consenting to the terms of the Glycosyn License Agreement and confirming that the Glycosyn License Agreement is a valid sublicense of rights granted to Glycosyn under the Glycosyn In-License in accordance with its terms, notwithstanding anything in the Glycosyn In-License to the contrary. Pursuant to the Acknowledgement Letter, Cincinnati Children’s further agreed that we may grant sublicenses under the rights licensed pursuant to the Glycosyn In-License through multiple tiers in accordance with the terms of the Glycosyn License Agreement. Pursuant to the Glycosyn License Agreement, Glycosyn also agreed to enable a contract manufacturer we select with manufacturing and analytical technology, including intellectual property rights and know-how for the manufacture of our OM drug candidates.

Under the Glycosyn License Agreement, Glycosyn covenants not to amend, modify or terminate the Glycosyn In-License and other in-licensed agreements in a manner that would adversely affect our rights without first obtaining our written consent, which may be withheld in our sole discretion. Further, Glycosyn covenants not to enter into any new agreement or other obligation with any third party, or amend an existing agreement with a third party, in a way that restricts, limits or encumbers the rights granted to us under the Glycosyn License Agreement.

In consideration for licenses and other rights granted under the Glycosyn License Agreement, we issued a 7% convertible promissory note in the principal amount of $325,000, which will automatically convert into                 shares of our common stock in connection with the closing of this offering, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming the closing occurs on                , 2022. In addition, we are obligated to pay Glycosyn royalties in the low- to mid-single-digit percentages of net sales of the licensed products, which vary on a product-to-product basis and which increase to high-single digit and low double-digit percentages of net sales of the licensed products if such sales are made by sublicensees. If we create a combination product using 3’SL, 6’SL and/or 2’FL, we are obligated to pay Glycosyn a royalty calculated based on the weighted-average of the respective royalties for of 3’SL, 6’SL and/or 2’FL based on their proportion in the combination product. Further, we are obligated to pay Glycosyn milestone payments up to approximately $1.0 million in the aggregate upon the first occurrence of certain regulatory, intellectual property and development milestones. Additionally, we are obligated to pay a minimum annual royalty in the mid-five figures commencing in the second calendar quarter following the first commercial sale of a licensed product by us, an affiliate or a sublicensee.

Under the Glycosyn License Agreement, we are obligated to use commercially reasonable efforts to carry out the development, regulatory, manufacturing work necessary to develop and commercialize the licensed products. Further, pursuant to such development plan, we are obligated to use commercially reasonable efforts to achieve certain specified development milestones by specified dates. Glycosyn is primarily responsible for the development and implementation of the clinical and commercial supply plan in consultation with us and our consultants in the area of pharmaceutical manufacturing of drug product and chemistry, manufacturing and controls requirements needed to ensure successful submissions to the regulatory agencies.

Subject to certain reserved rights of the patent owner under the Glycosyn In-License, the Glycosyn License Agreement provides us the right to lead enforcement of the licensed patents against a third party marketing a therapeutic product for the therapeutic treatment of the above indications, or a medical food or supplement product making health claims or dosing recommendations to achieve therapeutic effects for the above indications. Further, we may enforce the licensed patents against a third party commercializing a drug, medical food or supplement containing 2’FL, 3’SL and/or 6’SL subject to reserved rights of both the patent owner under the Glycosyn In-License and Glycosyn under the Glycosyn License Agreement.

The license granted under the Glycosyn License Agreement will continue in full force and effect until the expiration of all payment obligations thereunder, which is determined on a licensed product-by-licensed product and country-by-country basis. Glycosyn has the right to terminate the Glycosyn License Agreement with notice, subject to certain conditions, if we fail to use commercially reasonable efforts to timely achieve specified development milestones or commercialize the licensed products within a reasonable time frame; provided that in certain circumstances such termination will not be effective until we, along with Glycosyn, have discussed and sought to resolve the matter pursuant to a cure plan. Additionally, each party may terminate the Glycosyn License Agreement by written notice to the other party for the other party’s uncured material breach and for the other party’s bankruptcy or insolvency.

Pursuant to the Acknowledgement Letter, Cincinnati Children’s agreed that if the Glycosyn In-License is terminated for any reason and we are not in material breach of the Glycosyn License Agreement, then at our request, Cincinnati Children’s and the other patent owners will negotiate in good faith and enter into a license agreement with us as promptly as possible following the termination of the Glycosyn In-License. The new license would grant us a direct exclusive, worldwide, royalty-bearing license consistent in scope with the license granted to us by Glycosyn under the Glycosyn License Agreement that otherwise, to the greatest extent possible, puts Cincinnati Children’s and the other patent owners and us in the same position as the parties were prior to the Glycosyn In-License being terminated.

License Agreement with University of California San Diego

In October 2018, we entered into a license agreement with The Regents of the University of California, through its San Diego campus, The University of California San Diego, or UC San Diego, which was amended in October 2019, November 2020 and February 2022, or the UC San Diego License Agreement, pursuant to which UC San Diego granted us an exclusive, sublicensable, worldwide license under certain of UC San Diego’s intellectual property rights to make, use, sell, offer for sale and import licensed products in the field of therapeutic products considered drugs pursuant to federal regulation or comprises a formulation, prodrug or derivative of 3’SL or 6’SL that would be considered a drug pursuant to federal regulation, excluding a product considered medical food pursuant to federal regulation. The foregoing license is subject to UC San Diego’s retained rights: (i) to use the inventions, technology and patent rights for educational and research purposes, (ii) to publish or otherwise disseminate any information about the inventions, technology and patent rights at any time, and (iii) to allow other nonprofit institutions to use, publish, or otherwise disseminate any information about inventions, technology and patent rights for education and research purposes.

In consideration for the license granted under the UC San Diego License Agreement, we paid UC San Diego an upfront license fee of $10,000, together with past patent costs of approximately $2,300, and in connection with the second and third amendments to the UC San Diego License Agreement the Company paid UC San Diego an amendment fee of $3,000 and $20,000, respectively. The Company can terminate the agreement for convenience with 90 days’ written notice. For as long as the agreement remains in effect, we are obligated to reimburse UC San Diego for future patent costs and pay UC San Diego an annual license maintenance fee that increases overtime and is capped in the low five figures until the first commercial sale of a licensed product. We are also obligated to pay UC San Diego royalties in a low single-digit percentage of: (i) net sales of the licensed products, and (ii) sales of licensed products that utilize technology, but not patent rights, in each case, sold by us or any sublicensee or affiliate. We are also obligated to pay UC San Diego a low double-digit percentage sublicense fee for any non-royalty consideration we receive for any sublicense. Under the amended UC San Diego License Agreement, we are obligated to pay UC San Diego milestone payments up to an additional $2.4 million in the aggregate upon the first occurrence of certain regulatory, development and sales milestones. As of December 31, 2021, we have paid additional patent costs of $28,000. No royalties, sublicense fees or milestone payments have been paid to UC San Diego.

We may assign the UC San Diego License only with the written consent of UC San Diego, subject to certain conditions. In the event of such assignment, we are obligated to pay UC San Diego an assignment fee based on the total acquisition price.

Under the UC San Diego License Agreement, we are obligated to use commercially reasonable efforts to diligently develop, manufacture, and sell licensed products. Further, pursuant to a due diligence milestone plan, we are obligated to use commercially reasonable efforts to achieve specified development milestones by specified dates.

UC San Diego has the right to terminate the UC San Diego License Agreement with notice, subject to certain conditions, if we fail to use commercially reasonable efforts to timely achieve specified development milestones or commercialize the licensed products within a reasonable time frame. UC San Diego also has the right to terminate the UC San Diego License Agreement if we, directly or indirectly, challenge the validity, enforceability, or scope of the licensed patent rights, subject to certain conditions. UC San Diego can also terminate the UC San Diego License Agreement upon written notice if we fail to perform or violate any term of the UC San Diego License Agreement. We have the right to terminate the UC San Diego License Agreement for convenience upon notice to UC San Diego, but such termination shall not terminate or rescind any of our payment obligations prior to the termination of the UC San Diego License Agreement. The UC San Diego License Agreement will expire upon the expiration of the last royalty term, on a product-by-product and country-for-country basis.

Arpeggio Research and Development Collaboration Agreement

In December 2020, we entered into a Research and Development Collaboration Agreement, or the Arpeggio Agreement, with Arpeggio Biosciences, Inc., or Arpeggio, to design, conduct and interpret mechanistic research on certain milk oligosaccharides, or MOs, using Arpeggio’s sequencing and analysis technology to determine therapeutic uses for such MOs for clinical development by us. Pursuant to the Arpeggio Agreement, the parties granted each other a non-exclusive, non-royalty bearing, non-commercial research license, solely to perform each party’s obligations under a defined research plan. Arpeggio granted us a perpetual, worldwide, sublicensable license to use the collaboration data for all purposes related to the research, development or commercialization of products. Under the Arpeggio Agreement, Arpeggio will not use any of its licensed technology to research, develop or commercialize, for itself, or on behalf of any third party, any MO during the term of the Arpeggio Agreement. Pursuant to the Arpeggio Agreement, we will not use any third party to conduct such mechanistic research for any MO for ourselves, or on behalf of any third party.

Under the Arpeggio Agreement, Arpeggio is responsible for costs associated with the studies which are delineated in a research plan agreed by the Parties. We are responsible for all costs related to the research, development and commercialization of MOs for the therapeutic uses discovered under the research plan as well as all costs outside the scope of such plan. Further, we are responsible for leading all development and commercialization strategy and activities related to the use of the MO therapeutic products.

Upon the execution of studies conducted by Arpeggio, we are obliged to make upfront payments of approximately $15,000 for the first three MOs and are obligated to make an additional $15,000 payment upon notice from Arpeggio that it has initiated performance under the research plan. If the mutually agreed upon budget for a given MO exceeds $10,000, we will be responsible for the overage upon commencing the applicable study. We are further required to make aggregate milestone payments up to $1.2 million, based upon achievement of certain development and regulatory milestones. We will also pay royalties on an MO therapeutic product-by-MO therapeutic product basis of a low single digit percentage on net sales of MO therapeutic products made by us, our affiliates or sublicensees. For each additional MO added to the research plan, we are required to pay an upfront payment of $10,000. As of December 31, 2021, we have paid Arpeggio approximately $46,000 for our share of costs associated with studies under the Arpeggio Agreement. No royalties or milestone payments have been paid to Arpeggio.

Although we have conducted studies under an in initial research plan with Arpeggio, we are not currently advancing any development programs that are subject to the Arpeggio Agreement and the associated royalty and milestone payments.

The Arpeggio Agreement will terminate upon the expiration of all existing or anticipated payment obligations with respect to the last product in all countries. The Parties have the right to terminate the Arpeggio Agreement with notice in the event of an uncured material breach or for insolvency or bankruptcy.

Intellectual Property

Our intellectual property portfolio is comprised of in-licensed patent rights and know-how, contractual rights to manufacturing patent rights and know-how and our wholly-owned patent rights invented by the founders of the company. Our in-licensed therapeutic intellectual property is exclusively in-licensed from the University of California, San Diego and from Glycosyn for therapeutic uses (described in the Material Agreements section). As of March 15, 2022, our intellectual property portfolio, consisted of three U.S. patents, a European Patent Office, or EPO, patent, a Canadian patent, six PCT applications, 16 non-provisional applications pending worldwide, and one pending U.S. provisional applications.

Our intellectual property that covers the therapeutic use of our lead OM002 program in IBS is licensed from Cincinnati Children’s Hospital and certain other licensors through a sublicense from Glycosyn. This portfolio comprises the following issued patents, wherein the expiration data noted does not include patent term extension (PTE) provided at the time of FDA approval:

Country	Patent No.	Grant Date	Expiration Date	Title	Claims
US	9,034,847	May 19, 2015	July 14, 2031 without PTE	Inhibiting Inflammation with Milk Oligosaccharides	Methods of treating ulcerative colitis, Crohn’s disease and irritable bowel syndrome with 2’FL.

US	10,098,903	October 16, 2018	May 31, 2031 without PTE	Inhibiting Inflammation with Milk Oligosaccharides	Methods of treating ulcerative colitis, Crohn’s disease and irritable bowel including LnNT

US	11,058,697	July 13, 2021	July 2, 2030 without PTE	Inhibiting Inflammation with Milk Oligosaccharides	Methods of treating ulcerative colitis, Crohn’s disease and irritable bowel syndrome with fucosyl- containing milk oligosaccharides, including 2’FL.

Country	Patent No.	Grant Date	Expiration Date	Title	Claims

Canada	2767043	July 14, 2020	July 2, 2030	Inhibiting Inflammation with Milk Oligosaccharides	Methods of treating ulcerative colitis, Crohn’s disease and irritable bowel syndrome with 2’FL.

EP(UK, Italy, Spain, France, Denmark, Germany, Switzerland, Netherlands)	2451462 (opposed and under appeal)*	September 6, 2017	If reinstated by the Appeals Board, the Expiration Date is July 2, 2030	Inhibiting Inflammation with Milk Oligosaccharides	2’FL for use in treating ulcerative colitis, Crohn’s disease or irritable bowel syndrome.

*

The EPO patent (EP2451462), which protects 2’-fucosyllactose (2’FL) for use in treating IBD and IBS, has been challenged via the EPO’s post-grant opposition procedure. This EPO patent was revoked by a decision issued November 28, 2019 from the EPO, during opposition proceedings. Opposition proceedings are the first instance of the EPO’s system for challenging the validity of a patent after grant. EPO appeal proceedings were initiated on December 31, 2019 with the aim of overturning the revocation of this patent. The first instance decision to revoke the patent is suspended pending the outcome of the appeal. The Technical Board of Appeal who will hear the appeal has the power to allow the granted claims, allow amended claims, remit the case back to first instance for substantive review or to confirm the revocation decision. The oral proceedings for the appeal have been scheduled for July 12, 2022, and during those proceedings a decision is likely to be handed down by the Technical Board of Appeal (although this date could be rearranged). Before the oral proceedings, the Technical Board of Appeal may issue a public non-binding preliminary opinion in connection with the validity of EP2451462. A divisional application has been filed (European patent application No.: 17181077.3) which remains in examination.

Our intellectual property that covers our lead OM001 program is licensed from UC San Diego. This portfolio comprises two patent families with pending patent applications in the United States, Europe, Canada, Australia, Singapore, China, and South Korea. One family of applications is drawn to the therapeutic use of 3’SL (OM001) and/or 6’SL to treat inflammatory or autoimmune disorders, including RA, juvenile arthritis, alopecia areata and AD (eczema) among many others. The other family of patent applications is pending in the United States and is drawn to the therapeutic use of 3’SL (OM001) and/or 6’SL to treat atherosclerosis or hyperlipidemia.

Our wholly-owned patent portfolio contains 8 patent families drawn to the therapeutic use of certain HMOs to treat pain, viral respiratory infections, ASD, cancer, muscle weakness and long COVID-19 among others.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, strong competition and an emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from many different sources, including larger pharmaceutical companies with more resources. Specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive drug candidates and technologies. We believe that the key competitive factors affecting the success of any of our drug candidates will include efficacy, safety, tolerability, dose, method of administration, cost, promotional activity, intellectual property protection, and pricing. We are also aware of various companies that manufacture HMOs with a view to supplying nonpharmaceutical HMO-based products to patients. These activities have not been approved by the FDA.

Although there are currently many bacterial product candidates in development by companies that target the microbiome (e.g., Finch Therapeutics Group, Inc., 4D Pharma PLC, Seres Therapeutics Inc., Synlogic Inc.,

Kaleido Biosciences Inc., and Evelo Biosciences, Inc.), we believe that we have a differentiated approach and do not consider ourselves to be in competition with these bacterial microbiome approaches. Our closest competitor developing oligosaccharides as medicines is Kaleido Biosciences, Inc. which is focusing on developing novel (i.e., not found in nature) synthetic glycans, which are polysaccharide molecules of greater than 10 monosaccharides in length, to modulate the gut microbiome to treat disease. We believe our approach is differentiated due to our HiMO drug candidates being human-identical and having multiple mechanisms of action, including direct effects and modulation of the microbiome, having originated as a result of evolution.

Although we believe our OM drug candidates are differentiated from most other existing or investigational therapies across the disease areas where our development is focused, we will need to compete with all currently or imminently available therapies in these areas. We are aware of several marketed and investigational products in our leading disease areas, including but not limited to:

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IBS-C: The currently approved treatments for IBS-C are largely prescription laxatives that are either chlorine channel or guanylate cyclase activators with the market leader being linaclotide (Linzess) being commercialized by Ironwood Pharmaceuticals, Inc., and AbbVie Inc. In February 2022, Ironwood announced linaclotide achieved more than $1.0 billion in U.S. net sales in 2021. Investigational therapies are being developed by several specialty pharmaceutical and biotechnology companies, including Arena Pharmaceuticals, Inc., 4D Pharma PLC and Xiling Lab Pharmaceutical Co. Ltd.

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IBS-D: The currently approved treatments for IBS-D are largely prescription antibiotics, opioid receptor antagonists, or serotonin receptor antagonists such as those being currently marketed by Salix Pharmaceuticals, Inc., AbbVie Inc., and Sebella Pharmaceuticals Inc., respectively. In February 2022, Bausch Health Companies Inc., parent company of Salix, announced rifaximin (Xifaxan) achieved more than $1.6 billion in U.S. revenue in 2021. Investigational therapies are being developed by several specialty pharmaceutical and biotechnology companies, including Arena Pharmaceuticals, Inc., 4D Pharma PLC, and Boston Pharmaceuticals.

In addition, for any HMO candidate that we commercialize, we will compete with dietary supplement manufacturers marketing HMO products as nutritional supplements. Such products are classified as food, not as prescription drugs or as over-the-counter drugs, by the FDA in the United States. Most regulatory regimes outside the United States are similar in this regard. Some of the promoters of such products have greater resources than us and are not restricted to the same standards as are prescription drugs with respect to promotional claims or manufacturing quality, consistency, and subsequent product stability. We believe that these products cannot be legally marketed as medical foods or as supplements with health claims to treat our intended indications, still, we cannot be sure physicians and pharmacists will view the FDA-approved, prescription-only status, and purity and stability of OM002 or FDA’s stringent regulatory oversight, as significant advantages versus dietary supplements regardless of clinical study results and other scientific data.

We have consistently maintained that only HiMO drug candidates that are standardized in composition, formulation and dose, administered by means of an appropriate delivery system, and tested in properly controlled pre-clinical studies and clinical trials, can meet the standards of regulatory authorities around the world, including those of the FDA. We have also repeatedly stressed that these regulatory processes provide important protections for patients, and we believe that any HMO medicine must be subjected to, and satisfy, such rigorous scrutiny.

Manufacturing

For our initial clinical trial of OM002, we plan to use food grade 2’FL produced under Glycosyn’s and Friesland’s patents and know-how with analytical characterization under pharma GMP. For late stage development and commercialization, we plan to develop a GMP process to produce OM002 (2’FL) with Glycosyn and Friesland in advance of the initiation of our anticipated Phase 3 program for IBS-C. This will include process development that will enable us to establish the full-scale commercial manufacturing needed to support the projected commercial potential of the compound for these patients. Currently, OM002 and OM001 have been scaled to metric ton scale by Friesland using Glycosyn’s synthetic biology with what we believe to be favorable cost of goods for planned indications.

Sales and Marketing

Given the current developmental stage of our drug candidates, we have not yet established commercial operations. We intend to commercialize our drug candidates, if approved, in the United States and Australia. We intend to do this both through selectively building our own sales and marketing team and partnering or collaborating with third parties.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, post-approval monitoring and reporting, and export and import of products such as those we are developing. A new drug must be approved by the FDA through the new drug application, or NDA, process before it may be legally marketed in the United States.

US Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable US requirements at any time during the drug development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with Good Laboratory Practice, or GLP, regulations and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	a potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA;

•	FDA review and approval of the NDA to permit commercial marketing of the drug for particular indications for use in the United States; and

•	Compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. They must be conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND as well as any subsequent protocol amendments, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The drug candidate is initially introduced into healthy human volunteers and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Sponsors sometimes designate their Phase 1 clinical trials as Phase 1a or Phase 1b. Phase 1b clinical trials are typically aimed at confirming dosing, pharmacokinetics and safety in a larger number of patients. Some Phase 1b studies evaluate biomarkers or surrogate markers that may be associated with efficacy in patients with specific types of diseases.

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Phase 2: This phase involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

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Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, generally at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the drug candidate and provide, if appropriate, an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 clinical trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

There are also requirements governing the reporting of ongoing clinical trials and completed trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, Information related to the drug, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new drug or new indication being studied has been approved.

NDA Review and Approval Process

The results of drug development, preclinical and other nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the drug. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the drug’s identity, strength, quality and purity. Under the Prescription Drug

User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will inspect the facility or facilities where the drug is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If a drug receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the drug. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved drugs which have been commercialized. The FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy, or REMS, to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of drugs. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

The Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Expedited Development and Review Programs

A sponsor may seek approval of its drug candidate under programs designed to accelerate the FDA’s review and approval of new drugs that meet certain criteria. The FDA has a Fast Track Designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track Designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a Fast Track Designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a drug candidate as a “breakthrough therapy” if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. The designation includes all of the Fast Track program features, which means that the sponsor may file sections of the NDA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The Breakthrough Therapy Designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a drug is designated as Breakthrough Therapy, the FDA will work to expedite the development and review of such drug.

Fast Track Designation, priority review and Breakthrough Therapy Designation do not change the standards for approval but may expedite the development or approval process. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our drug candidates as appropriate.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approval are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Often times, even after a drug has been approved by the FDA for sale, the FDA may require that certain post-approval requirements be satisfied, including conducting additional clinical trials. If such post-approval requirements are not satisfied, the FDA may withdraw its approval of the drug. In addition, holders of a drug approval are required to report certain adverse reactions to the FDA, comply with certain requirements concerning advertising and promotional labeling for their products, and continue to have quality control and manufacturing procedures conform to cGMP after approval. In addition, drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements and other aspects of regulatory compliance. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Among the conditions for drug approval is the requirement that the manufacturing operations conform on an ongoing basis with cGMPs. In complying with cGMPs, we must expend time, money and effort in the areas of training, production and quality control within our own organization and at our contract manufacturing facilities. A successful inspection of the manufacturing facility by the FDA is usually a prerequisite for final approval of a drug. Following approval of an NDA, we and our manufacturers will remain subject to periodic inspections by the FDA to assess continued compliance with cGMP requirements and the conditions of approval. We will also face similar inspections coordinated by foreign regulatory authorities. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once approval is granted, the FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, including total or partial suspension of production, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements, or suspension or revocation of product approval;

•	Product seizure or detention, or refusal to permit the import or export of products;

•	Consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	Mandated modification of promotional materials and labeling and the issuance of corrective information;

•	The issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	Injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates marketing, labeling, advertising and promotion of products that are placed on the market. New drugs may be promoted only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

In addition, the distribution of prescription drug products, including most drugs that require a prescription, are subject to Drug Supply Chain Security Act and state laws that limit the distribution of prescription drug product samples and impose requirements to ensure accountability in distribution.

Marketing Exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving NDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation, or ODD, to a drug intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States of that drug. ODD must be requested before submitting an NDA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has received ODD and subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years from the approval of the NDA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the NDA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Australia

Our first trial of OM002 is being conducted in Australia. The TGA and the National Health and Medical Research Council set the GCP requirements for clinical research in Australia, and compliance with these codes is mandatory. Australia has also adopted international codes, such as those promulgated by the International Council for Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or the ICH. The ICH guidelines must be complied with across all fields of clinical research, including those related to pharmaceutical quality, nonclinical and clinical data requirements and trial designs. The basic requirements for preclinical data to support a first-in-human trial under ICH guidelines are applicable in Australia. Requirements related to adverse event reporting in Australia are similar to those required in other major jurisdictions.

Clinical trials conducted using “unapproved therapeutic goods” in Australia, being those which have not yet been evaluated by the TGA for quality, safety and efficacy, must occur pursuant to either the Clinical Trial

Notification Scheme, or the CTN Scheme, or the Clinical Trial Exemption Scheme, or the CTX Scheme. In each case, the trial is supervised by a HREC, an independent review committee set up under guidelines of the Australian National Health and Medical Research Council that ensures the protection of rights, safety and well-being of human subjects involved in a clinical trial. A HREC does this by reviewing, approving and providing continuing examination of trial protocols and amendments, and of the methods and material to be used in obtaining and documenting informed consent of the trial subjects.

The CTN Scheme broadly involves:

•	completion of preclinical laboratory and animal testing;

•	submission to a HREC, of all material relating to the proposed clinical trial, including the trial protocol;

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the institution or organization at which the trial will be conducted, referred to as the “Approving Authority”, giving final approval for the conduct of the trial at the site, having regard to the advice from the HREC; and

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the investigator submitting a ‘Notification of Intent to Conduct a Clinical Trial’ form, or CTN Form, to the TGA. The CTN form must be signed by the sponsor, the principal investigator, the chairman of the HREC and a person responsible from the Approving Authority. The TGA does not review any data relating to the clinical trial however CTN trials cannot commence until the trial has been notified to the TGA.

Under the CTX Scheme:

•	a sponsor submits an application to conduct a clinical trial to the TGA for evaluation and comment; and

•	a sponsor must forward any comments made by the TGA Delegate to the HREC(s) at the sites where the trial will be conducted.

A sponsor cannot commence a trial under the CTX Scheme until written advice has been received from the TGA regarding the application and approval for the conduct of the trial has been obtained from an ethics committee and the institution at which the trial will be conducted.

Approval for inclusion in the Australian Register of Therapeutic Goods, or ARTG, is required before a pharmaceutical product may be marketed (or imported, exported or manufactured) in Australia. In order to obtain registration of the product on the ARTG, it is required that:

•	adequate and well-controlled clinical trials demonstrate the quality, safety and efficacy of the therapeutic product;

•	evidence is compiled which demonstrates that the manufacture of the therapeutic product complies with the principles of cGMP;

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manufacturing and clinical data is derived to submit to the Advisory Committee on Prescription Medicines, which makes recommendations to the TGA as to whether or not to grant approval to include the therapeutic product in the ARTG; and

•	an ultimate decision is made by the TGA whether to include the therapeutic product in the ARTG.

Other Healthcare Laws and Regulations and Legislative Reform

Healthcare and Privacy Laws and Regulations

Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse, transparency, privacy, and other healthcare laws that may affect the business or financial arrangements and relationships through which we conduct our research and through which we would market, sell and distribute our products upon commercialization. The healthcare laws that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. In addition, a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Further, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or FCA;

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Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws, such as the Civil Monetary Penalties Law, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and covered subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives;

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State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers;

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State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and

Federal, state and foreign laws that govern the privacy and security of personally identifiable information—including health-related information—such as state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information (many of which differ from each other in significant ways and often are not pre-empted by HIPAA) may apply to us and require compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Moreover, a new privacy law, the California Privacy Rights Act, or CPRA, was recently approved by California voters. The CCPA and CPRA may increase our compliance costs and potential liability. Other states have passed or proposed similar laws.

If our operations are found to be in violation of any of these laws or any other current or future healthcare and other laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as

Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Legislative Reform

We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the ACA, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increasing the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;

•	establishing a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;

•	expanding the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

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establishing a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extending manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expanding eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

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creating a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our drug candidates, that are inhaled, infused, instilled, implanted or injected;

•	establishing a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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establishing a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•	creating a licensure framework for follow-on biologic products.

There have been executive, judicial and congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA Marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

In addition, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 absent additional congressional action. However, COVID-19 relief legislation suspended the 2% Medicare sequester reductions under the Budget Control Act from May 1, 2020 through December 31, 2021. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, Congress is considering additional health reform measures.

If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any drug candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, congressional inquiries and enacted and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, U.S. Department of Health and Human Services released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

Environmental, Health and Safety Laws and Regulations

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Pharmaceutical Coverage, Pricing and Reimbursement

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our drug candidates will depend substantially on the extent to which the costs of our drug candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our drug candidates, even if such drug candidates obtain regulatory approval.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, private payors often, but not always, follow Medicare coverage and reimbursement policies. It is difficult to predict what third- party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our drug candidates. There can be no assurance that our drug candidates will be considered medically necessary or cost-effective.

Reimbursement agencies in Europe may be more restrictive than payors in the United States. For example, a number of cancer products have been approved for reimbursement in the United States but not in certain European countries. In Europe, pricing and reimbursement schemes vary widely from country to country. For example, some countries provide that products may be marketed only after an agreement on reimbursement price has been reached. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Other countries require the completion of additional health technology assessments that compare the cost-

effectiveness of a particular drug candidate to currently available therapies. In addition, the EU provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product, may adopt a system of direct or indirect controls on the profitability of the company placing the product on the market or monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Furthermore, many countries in the European Union have increased the amount of discounts required on pharmaceutical products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense. As a result, there are increasingly higher barriers to entry for new products. There can be no assurance that any country that has reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Accordingly, the reimbursement for any products in Europe may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our drug candidates profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our drug candidates in those countries would be negatively affected.

Employees

As of March 15, 2022, we had eight full-time employees. Of these employees, two held Ph.D., M.D. or foreign equivalent degrees, and were engaged in research, development and technical operations. Our employees are not represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees and external consultants to be good.

Properties

We have membership agreements with WeWork for offices in Seattle and San Diego. We believe our facilities are currently adequate for us to conduct our business. Additionally, a number of our employees work remotely from home across the United States.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Other than the matter described below, there are currently no material claims, actions or proceedings pending against us or our assets.

EPO Patent (EP2451462) Opposition

We have an in-licensed EPO patent (EP2451462), which protects 2’FL for use in treating IBD and IBS, through the Glycosyn License Agreement. On June 5, 2018, Grunecker Patent- und Rechtsanwailte Part G-mbB, Nutricia

N.V. commenced a post-grant opposition of EPO patent (EP2451462). On November 28, 2019, the EPO issued a decision in the opposition proceeding revoking EPO patent (EP2451462). Opposition proceedings are the first instance of the EPO’s system for challenging the validity of a patent after grant. On December 31, 2019, Children’s Hospital Medical Center and the other patentees initiated the appeal proceeding with the EPO with the aim of overturning the revocation of this patent. The first instance decision to revoke the patent is suspended pending the outcome of the appeal. The Technical Board of Appeal who will hear the appeal has the power to allow the granted claims, allow amended claims, remit the case back to first instance for substantive review or to confirm the revocation decision. The oral proceedings for the appeal have been scheduled for July 12, 2022, and during those proceedings a decision is likely to be handed down by the Technical Board of Appeal (although this date could be rescheduled). Before the oral proceedings, the Technical Board of Appeal may issue a public non-binding preliminary opinion in connection with the validity of EP2451462. In the initial opposition proceeding, the opposing party successfully asserted the granted claims did not meet the written basis and inventive step requirements of the European Patent Convention. A divisional application has been filed (European patent application No.: 17181077.3) which remains in examination to address the issues raised by the opponents in the previously granted claims that led to the revocation.

For more information, please see “Risk Factors — Risks Related to Our Intellectual Property.”

MANAGEMENT

The following table sets forth information about our executive officers, directors, and director nominees as of March 31, 2022.

Name	Age	Position(s)
Executive Officers and Directors
Alexander Martinez	38	Chief Executive Officer and Chairman of the Board of Directors
Jason Ferrone(4)	48	President, Chief Operating Officer, and Director
Emil Chuang, M.B.B.S. FRACP	62	Chief Medical Officer
Dustin Crawford	40	General Counsel, Vice President, Legal and Corporate Development, and Secretary

Non-Employee Directors and Director Nominees
Patrick M. Gray(1)(3)(4)	73	Director Nominee
Joan Stafslien(2)(3)(4)(5)	57	Director Nominee and Lead Independent Director

(1)

Mr. Gray has been appointed to serve as a member of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

(2)

Ms. Stafslien has been appointed to serve as a member of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

(3)	Member of the compensation committee.
(4)	Member of the audit committee.
(5)	Member of the nominating and corporate governance committee.

Executive Officers and Directors

Alexander Martinez is one of our co-founders and has served as our Chief Executive Officer and as a member of our board of directors since August 2018 and as the Chairman of our board of directors since March 2021. From February 2018 until December 2018, he provided commercialization and corporate development consulting services to several drug development companies. Mr. Martinez served as Director, Corporate Development of Ionis, a biotechnology company specializing in developing RNA-targeted therapeutics, and in similar roles of increasing responsibilities where his contributions guided strategic planning, corporate development and research and development decision making from May 2011 to February 2018. Previously, he co-founded and served as Director of Business Development and Legal Affairs and as a member of the board of directors of Engineered Care, a clinical-stage digital health company, and was an associate attorney with Wilson Sonsini Goodrich & Rosati, a U.S. law firm headquartered in Palo Alto specializing in business, securities and corporate law. He received his J.D. from the University of Michigan Law School and his B.A. in Health & Societies from the University of Pennsylvania, College of Arts & Sciences.

We believe that Mr. Martinez’s extensive leadership experience in companies in the biotechnology industries provide him with the qualifications and skills to serve on our board of directors.

Jason Ferrone is one of our co-founders and has served as our President and Chief Operating Officer and a member of our board of directors since August 2018. From April 2018 until March 2020, Mr. Ferrone provided intellectual property consulting services to early-stage drug development companies. Mr. Ferrone served in diverse management roles with Ionis, including as Vice President, Regulatory Affairs and Corporate Development of Ionis from May 2016 until April 2018, Vice President, Patents and Corporate Development from March 2012 to May 2016 and Vice President, Patents and Senior Patent Counsel from January 2009 until March 2012, as well as in various positions within the patent department from June 2004 until January 2009, including leading the department beginning in 2007. Before joining Ionis, Mr. Ferrone served as patent counsel for Enanta Pharmaceuticals, Inc. and patent manager for the Dana-Farber Cancer Institute. Prior to becoming an attorney, Mr. Ferrone was a research medicinal chemist. Mr. Ferrone received his J.D., cum laude, from Suffolk University Law School, with an Intellectual Property Concentration, his M.A. in Chemistry from San Diego State University, and his B.S. in Biochemistry with an emphasis in Chemistry from the University of California, Riverside.

We believe that Mr. Ferrone’s extensive scientific, legal and leadership experience in companies in the biotechnology and pharmaceutical industries provide him with the qualifications and skills to serve on our board of directors.

Emil Chuang, M.B.B.S. FRACP has served as our Chief Medical Officer since September 2021. Dr. Chuang has worked as consultant for Chuang Global Consulting, providing consulting services to companies in the life science industry since August 2016. Prior to joining Intrinsic Medicine, Dr. Chuang served as Vice President, Precision Medicine for Progenity, Inc., a biotechnology company developing molecular testing products and novel therapeutics, from July 2018 until December 2020, where he led the Clinical Translational and Clinical Operations departments, and was also an Officer of the company. Prior to that he served as Global Head of Translational Research and Early Clinical, Gastroenterology for Takeda Pharmaceuticals, a global biopharmaceutical company, from October 2016 until June 2018, where he was responsible for advancing early clinical assets to proof-of-concept stage of development. Dr. Chuang has served in numerous other leadership roles, including as Head of GI Clinical Development and Medical Affairs at Prometheus, where he worked on diagnostic and therapeutic products for patients with IBS and IBD. He joined Nestle Health Science in Switzerland following its acquisition of Prometheus in 2012, where for almost four years he helped develop Nestle’s strategy to bridge medical foods with therapeutics to deliver safer and efficacious products and was responsible for filing the first IND ever for a medical food.

Dr. Chuang is a pediatric gastroenterologist and completed his GI and Nutrition training at Children’s Hospital of Philadelphia. He then joined the faculty at Duke University and the University of Pennsylvania before transitioning to the pharmaceuticals industry. He has authored over 70 peer-reviewed publications, abstracts and book chapters. Dr. Chuang received his medical degree at the University of Sydney and completed his pediatric specialty training in Australia before moving to the United States.

Dustin Crawford has served as our General Counsel, Vice President, Legal & Corporate Development and Secretary since September 2021, prior to which he consulted for the Company as the external head of Corporate Development since October 2020. Mr. Crawford practiced as an attorney in the mergers & acquisitions practice of Davis, Polk and Wardwell, an international law firm headquartered in New York City, from July 2021 until September 2021 and in the corporate and transactional practice of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. a regional law firm headquartered in Tulsa, Oklahoma, from February 2020 until July 2021. Prior to joining Hall Estill, Mr. Crawford served as Senior Counsel and Assistant Corporate Secretary of SandRidge Energy, Inc., an energy company headquartered in Oklahoma City, Oklahoma, from July 2014 to February 2020 and, previously, in similar roles of increasing responsibilities with Chesapeake Energy Corporation. Prior to joining Chesapeake, Mr. Crawford began his legal career as an attorney in the finance practice in the New York office of Bracewell LLP (formerly Bracewell & Giuliani LLP) an international law firm headquartered in Houston, Texas. He received his J.D. from Columbia Law School, where he was President and Editor-in-Chief of the Columbia Journal of Environmental Law, and his B.S. in Biochemistry, magna cum laude, from the University of Nevada, Las Vegas.

Director Nominees

Patrick M. Gray is one of our director nominees. Mr. Gray has been appointed to serve as a member of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Mr. Gray currently serves as a member of the Board of Directors and as

Chairperson of the Audit Committee of Tmunity Therapeutics, Inc. Mr. Gray previously served as a member of the Board of Directors and as the Chairperson of the Audit Committee of Dicerna Pharmaceuticals, Inc., from September 2019 to December 2021, Civitas Solutions, Inc., from September 2014 to March 2019, Sancilio Pharmaceuticals Company, Inc., from February 2012 through August 2018, and Datto, Inc., from May 2015 through December 2017. Mr. Gray spent over 37 years with PricewaterhouseCoopers LLP, or PwC, until his retirement in 2009. Mr. Gray is a Certified Public Accountant who spent 25 years as an Audit Partner at PwC. At the time of his retirement, he served as the lead partner for the PwC U.S. firm Corporate Governance Group. Prior to that time, Mr. Gray held various other leadership positions within the firm, including leadership of the Price Waterhouse U.S. High Technology Group. Mr. Gray holds a B.S. in Economics from The Wharton School, University of Pennsylvania.

We believe that Mr. Gray’s accounting and financial reporting experience in companies in the industry in which we operate provide him with the qualifications and skills to serve as a member of our Board of Directors.

Joan Stafslien is our other director nominee and will serve as our lead independent director. Ms. Stafslien has been appointed to serve as a member of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Ms. Stafslien has served as a director of Ra Medical Systems Inc. (NYSEAMERICAN: RMED) since April 2020 and Millennium Health, LLC since July. 2016. Prior to that, she served as Executive Vice President, General Counsel and Corporate Secretary of Nuvasive, Inc. from October 2016 through June 2018, and then as an Executive Consultant from June 2018 through October 2019. Previously, Ms. Stafslien served as General Counsel, Corporate Secretary and Chief Compliance Officer of CareFusion Corporation, where she led the legal team through the spin-off from Cardinal Health, Inc. in 2009 until its acquisition by Becton, Dickinson and Company in March 2015. Prior to that, Ms. Stafslien was the segment general counsel of Cardinal Health’s Clinical Technologies and Services from 2004 to 2009, joining Cardinal Health through the acquisition of Alaris Medical Systems in 2004, where she served as deputy general counsel and assistant secretary. Prior to joining Alaris, she was in private practice with Brobeck, Phleger & Harrison. Ms. Stafslien received her Juris Doctor from the University of Wisconsin Law School and her Bachelor of Science in Chemical Engineering from Northwestern University.

We believe that Ms. Stafslien is qualified to serve as or lead independent director because of her leadership experience in the health care industry and extensive knowledge of legal and regulatory issues.

Family Relationships

There are no family relationships among any of the directors, director nominees or executive officers.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of two members and, contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part, will consist of four directors. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our amended and restated certificate of incorporation, which will be filed and effective immediately following the closing of this offering, will provide that the authorized number of directors may be changed only by a resolution approved by a majority of our board of directors. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, we will divide our board of directors into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Patrick M. Gray, whose term will expire at our annual meeting of stockholders to be held in 2023;

•	Class II, which will consist of Joan Stafslien, whose term will expire at our annual meeting of stockholders to be held in 2024; and

•	Class III, which will consist of Alexander Martinez and Jason Ferrone, whose terms will expire at our annual meeting of stockholders to be held in 2025.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Leadership Structure

Our board of directors is currently chaired by Mr. Martinez. Our chair has the authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the chair has substantial ability to shape the work of the board of directors.

Contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part, our board of directors has appointed Ms. Stafslien to serve as our lead independent director. As lead independent director, Ms. Stafslien will preside over periodic meetings of our independent directors, serve as a liaison between the chair of our board of directors and the independent directors, and perform such additional duties as set forth in our bylaws and as our board of directors may otherwise determine and delegate.

In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Director Independence

Under the listing requirements and rules of the Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director and director nominee. Based upon information requested from and provided by each director and director nominee concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of Patrick M. Gray and Joan Stafslien do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these director nominees is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director nominee has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director nominee.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition, contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part, and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee will consist of Patrick M. Gray, Joan Stafslien and Jason Ferrone. Mr. Gray has been appointed to serve as a member of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Our board of directors has determined that each member of the audit committee satisfies the independence requirements under the Nasdaq listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The chairperson of our audit committee will be Patrick M. Gray. Our board of directors has determined that Patrick M. Gray is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

We are relying on the phase-in exemption provided under Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. While we believe Mr. Ferrone may own in excess of 10% of our voting power immediately following the closing of this offering, which would leave him outside the safe harbor provision of SEC Rule 10A-3, Mr. Ferrone will serve on the Audit Committee under the phase-in exemption referenced above. In accordance with the phase-in exemption, Mr. Ferrone will step off of the audit committee within one year following the effectiveness of this registration statement of which this prospectus is a part.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures;

•	assisting with design and implementation of our risk assessment functions;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the Nasdaq.

Compensation Committee

Our compensation committee will consist of Patrick M. Gray and Joan Stafslien. Mr. Gray and Ms. Stafslien have been appointed to serve as members of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part. The chairperson of our compensation committee will be Joan Stafslien. Our board of directors has determined that each member of the compensation committee is independent under the listing standards of the Nasdaq, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy; and

•	reviewing and evaluating with the chief executive officer the succession plans for our executive officers.

Our compensation committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Joan Stafslien. Ms. Stafslien has been appointed to serve as a member of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part. The chairperson of our nominating and corporate governance committee will be Joan Stafslien. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the listing standards of the Nasdaq.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•

reviewing with our chief executive officer the plans for succession to the offices of our executive officers and make recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the Nasdaq.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, director nominees, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.intrinsicmedicine.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Except as indicated below, we have historically not paid cash, equity or other compensation to any of our directors who are also our employees for service on our board of directors, nor have we paid cash or equity compensation to our non-employee directors, and no such compensation was paid to any of our directors in the year ended December 31, 2021. We have reimbursed, and will continue to reimburse, all of our directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. Alexander Martinez, our Chairman and Chief Executive Officer, and Jason Ferrone, our President and Chief Operating Officer, are also directors but did not receive any additional compensation for their service as directors. See the section titled “Executive Compensation” for more information regarding the compensation earned by Messrs. Martinez and Ferrone.

In March 2022, Patrick M. Gray and Joan Stafslien were appointed as members of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part. In connection with their commencement of services, our board of directors expects to grant to each of Patrick M. Gray and Joan Stafslien an option to purchase a number of shares of our common stock equal to 0.05% of the number of shares of our common stock outstanding as of immediately following the closing of this offering with an exercise price equal to the initial public offering price of our common stock.

In connection with this offering, our board of directors approved a policy for setting annual non-employee director compensation, which will take effect following the closing of this offering. Commencing with the first calendar quarter following the closing of this offering, each non-employee director will receive an annual cash retainer of $36,000 for serving on our board of directors, and the non-employee director who serves as independent chairperson or lead independent director of our board of directors, as applicable, will receive an additional annual cash retainer of $30,000. The chairperson of the audit committee of our board of directors will be entitled to an annual service retainer of $15,000, and each other non-employee member of the audit committee will be entitled to an annual service retainer of $7,500. The chairperson of the compensation committee of our board of directors will be entitled to an annual service retainer of $10,000, and each other member of the compensation committee will be entitled to an annual service retainer of $5,000. The chairperson of the nominating and corporate governance committee of our board of directors will be entitled to an annual service retainer of $8,000, and each other member of the nominating and corporate governance committee will be entitled to an annual service retainer of $4,000. All annual cash compensation amounts will be payable in equal quarterly installments in arrears, on the last day of each fiscal quarter for which the service occurred, pro-rated for any partial months of service.

Each new non-employee director who joins our board of directors upon or following the closing of this offering will receive an option to purchase a number of shares of our common stock equal to 0.05% of the number of shares of our common stock outstanding as of the date of such director’s election or appointment under the 2022

Plan having an exercise price per share equal to the per share fair market value of the underlying common stock on the date of grant. One-third of the shares subject to the option will vest on the one year anniversary of the grant date, and thereafter one-thirty-sixth of the shares subject to the option will vest on a monthly basis, subject to the non-employee director’s continuous service with us on each applicable vesting date.

On the closing of this offering and on the date of each annual meeting of our stockholders following the closing of this offering, each continuing non-employee director will receive an option to purchase shares of our common stock equal to 0.05% of the number of shares of our common stock outstanding as of such date under the 2022 Plan having a per share exercise price equal to the per share fair market value of the underlying common stock on the date of grant. A director appointed or elected after the closing date of this offering and not in connection with an annual meeting of our stockholders will receive a prorated option grant based on the number of months completed since the closing date of this offering or the last annual meeting of our stockholders. The shares subject to this option will vest upon the earlier of the one year anniversary of the grant date or immediately prior to the next annual meeting. All then outstanding non-employee director options will vest upon a change in control of us, subject to the non-employee director’s continuous service with us through the date of our change in control.

We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be filed and effective immediately following the closing of this offering, and our amended and restated bylaws, which will be adopted and effective immediately prior to the closing of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law, or DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with some of our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2021, consisting of our principal executive officer and the next two most highly compensated executive offers, were:

•	Alexander Martinez, our Chief Executive Officer;

•	Jason Ferrone, our President, Chief Operating Officer; and

•	Emil Chuang, M.B.B.S., FRACP, our Chief Medical Officer.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended December 31, 2021.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Alexander Martinez	$361,333	$53,168	$138	$414,639
Chief Executive Officer(3)
Jason Ferrone	$348,000	$39,876	$138	$388,014
President and Chief Operating Officer(4)
Emil Chuang, M.B.B.S. FRACP	$236,438	$29,242	$138	$265,818
Chief Medical Officer(5)

(1)

The amounts disclosed represent the aggregate grant date fair value of the stock options granted to our named executive officers during fiscal year 2021 under our 2021 Plan, as computed in accordance with Financial Accounting Standard Board, or FASB, Accounting Standards Codification, or ASC, Topic 718 for stock-based compensation transactions. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 8 to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)	The amounts disclosed represent $138 for life insurance premiums paid by us.
(3)

The amounts reflected in this column includes $161,333 of base salary paid in 2021 and $200,000 of consulting compensation paid to Grayman Ventures, LLC, or Grayman Ventures, an entity controlled by Mr. Martinez, pursuant to a consulting agreement between the Company and Grayman Ventures, and in consideration for Mr. Martinez’s services through August 2021. For more information, see the section titled “Certain Relationships and Related Party Transactions.” In September 2021, Mr. Martinez was hired as an employee and continued to serve as our Chief Executive Officer.

(4)

The amounts reflected in this column includes $148,000 of base salary paid in 2021 and $200,000 of consulting compensation paid to 4444 Enterprises, LLC, or 4444 Enterprises, an entity controlled by Mr. Ferrone, pursuant to a consulting agreement between the Company and 4444 Enterprises, and in consideration for Mr. Ferrone’s services through August 2021. For more information, see the section titled “Certain Relationships and Related Party Transactions.” In September 2021, Mr. Ferrone was hired as an employee and continued to serve as our President and Chief Operating Officer.

(5)

The amounts reflected in this column includes $150,000 of base salary paid in 2021 and $86,438 of consulting compensation paid to Chuang Global Consulting, an entity controlled by Dr. Chuang, pursuant to a consulting agreement between the Company and Chuang Global Consulting, and in consideration for Dr. Chuang’s services through August 2021. For more information, see the section titled “Certain Relationships and Related Party Transactions.” In September, 2021, Dr. Chuang was hired as an employee and continued to serve as our Chief Medical Officer.

Annual Base Salary

The 2021 annual base salaries for our named executive officers are set forth in the table below.

Name	2021 Annual Base Salary
Alexander Martinez(1)	$484,000
Jason Ferrone(2)	$444,000
Emil Chuang, M.B.B.S. FRACP(3)	$450,000

(1)	Mr. Martinez began his employment with us in September 2021 with an annualized base salary of $484,000.
(2)	Mr. Ferrone began his employment with us in September 2021 with an annualized base salary of $444,000.
(3)	Dr. Chuang began his employment with us in September 2021 with an annualized base salary of $450,000.

Bonus Compensation

In addition to base salaries, beginning in 2022 our named executive officers will be eligible to receive discretionary annual bonuses based on individual performance, company performance or as otherwise determined appropriate, as determined by our board of directors. For more information, see the section below titled “Employment Agreements.”

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our board of directors or an authorized committee thereof is responsible for approving equity grants.

Prior to this offering, we granted stock options to each of our named executive officers pursuant to our 2021 Plan, the terms of which are described below under “—Employee Benefit Plans—2021 Equity Incentive Plan.” All of the stock options granted to our named executive officers under the 2021 Plan will permit “early exercise,” whereby the executive officer can purchase shares subject to the stock option prior to vesting, subject to our right of repurchase which lapses in accordance with the vesting schedule of the stock option. Following the completion of this offering, we may grant additional equity awards to our executive officers pursuant to our 2022 Plan, the terms of which are described below under “—Employee Benefit Plans—2022 Equity Incentive Plan.”

In April 2021, we granted options to each of Mr. Martinez, Mr. Ferrone, and Dr. Chuang to purchase 500,000 shares, 375,000 shares, and 275,000 shares, respectively, of our common stock at an exercise price of $0.14 per share. Each of the options vests as follows: 25% of the shares vest on April 22, 2022, and the balance vests in equal monthly installments over the three years thereafter, subject to each of such grantee’s continued service to us. The options each include an early exercise feature. Each of Mr. Martinez and Dr. Chuang exercised their options and purchased all of the shares underlying their respective options. The purchased shares remain subject to the vesting provisions of the underlying option and can be repurchased by the Company if they fail to vest. In addition, each of the options granted in April 2021 is subject to potential vesting acceleration, as described below under the table titled “—Outstanding Equity Awards at Fiscal Year-End” and the section titled “—Potential Payments and Benefits upon Termination or Change in Control.”

Outstanding Equity Awards

The following table presents the outstanding equity awards held by each named executive officer as of

December 31, 2021.

				Option Awards(1)					Stock Awards
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(2)	Option Expiration Date	Number of shares of stock that have not vested		Market value of shares of stock that have not vested(10)
Alex Martinez	05/22/2019		05/20/2019	—		—	—	—	655,026	(6)	786,031
Alex Martinez	09/20/2019		09/18/2019	—		—	—	—	12,050	(7)	14,460
Alex Martinez	04/22/2021	(4)	04/22/2021			—	0.14	04/21/2031	500,000	(5)	600,000
Jason Ferrone	05/24/2019		05/20/2019				—		280,726	(8)	336,871
Jason Ferrone	09/22/2019		09/18/2019	—		—	—	—	5,169	(9)	6,203
Jason Ferrone	04/22/2021	(4)	04/22/2021	375,000	(3)	—	0.14	04/21/2031	—		—
Emil Chuang, M.B.B.S. FRACP	04/22/2021	(4)	04/22/2021	—		—	0.14	04/21/2031	275,000	(5)	330,000

(1)	All of the option awards were granted under the 2021 Plan, the terms of which are described below under “—Employee Benefit Plans—2021 Equity Incentive Plan.”
(2)

All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors.

(3)

This option is immediately exercisable, but if exercised the underlying shares would be subject to a repurchase right in favor of the company that lapses over the vesting schedule. The option vests over four years, with one-fourth (1/4th) of the shares vesting on the one year anniversary of April 22, 2021; the balance of the shares vest in a series of 36 successive equal monthly installments thereafter, subject to optionholder’s continuous service as of each such vesting date.

(4)

In the event of a change in control, the stock option will vest as to 100% of the then unvested shares, subject to the optionholder’s continuous service as of the date of such change in control. Additionally, in the event the optionholder is terminated for any reason other than for cause during the 12-month period following a corporate transaction, the stock option will vest as to 100% of the then unvested shares.

(5)

This amount represents the options early exercised that had not yet vested as of December 31, 2021. The option vests over four years, with one-fourth (1/4th) of the shares vesting on the one year anniversary of April 22, 2021; the balance of the shares vest in a series of 36 successive equal monthly installments thereafter, subject to optionholder’s continuous service as of each such vesting date.

(6)

The amounts reported in this column represent outstanding unvested shares pursuant to a stock restriction agreement under which Mr. Martinez purchased 6,348,708 shares of restricted common stock in May 2019. The shares vest in 36 equal monthly installments, subject to Mr. Martinez’s continuous service with us. In addition, upon the consummation of an acquisition, the then unvested shares of restricted stock will immediately vest in full, so long as Mr. Martinez’s business relationship does not terminate prior to such acquisition. For more information, see the section titled “Certain Relationships and Related Party Transactions—Founder Subscription Agreements.”

(7)

The amounts reported in this column represent outstanding unvested shares pursuant to a stock restricted agreement under which Mr. Martinez purchased 64,127 shares of restricted common stock in September 2019. The shares vest in 36 equal monthly installments, subject to Mr. Martinez’s continuous service with us. In addition, upon the consummation of an acquisition, the then unvested shares of restricted stock will immediately vest in full, so long as Mr. Martinez’s business relationship does not terminate prior to such acquisition. For more information, see the section titled “Certain Relationships and Related Party Transactions—Founder Subscription Agreements.”

(8)

The amounts reported in this column represent outstanding unvested shares pursuant to a stock restriction agreement under which Mr. Ferrone purchased 2,720,875 shares of restricted common stock in May 2019. The shares vest in 36 equal monthly installments, subject to Mr. Ferrone’s continuous service with us. In addition, upon the consummation of an acquisition, the then unvested shares of restricted stock will immediately vest in full, so long as Mr. Ferrone’s business relationship does not terminate prior to such acquisition. For more information, see the section titled “Certain Relationships and Related Party Transactions—Founder Subscription Agreements.”

(9)

The amounts reported in this column represent outstanding unvested shares pursuant to a stock restriction agreement under which Mr. Ferrone purchased 27,485 shares of restricted common stock purchased by Mr. Ferrone in September 2019. The shares vest in 36 equal monthly installments, subject to Mr. Ferrone’s continuous service with us. In addition, upon the consummation of an acquisition, the then unvested shares of restricted stock will immediately vest in full, so long as Mr. Ferrone’s business relationship does not terminate prior to such acquisition. For more information, see the section titled “Certain Relationships and Related Party Transactions—Founder Subscription Agreements.”

(10)

This amount reflects the fair market value of our common stock of $1.20 per share as of December 31, 2021 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares that have not vested.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, any nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2021. Our board of directors may elect to provide our officers and other employees with nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Health and Welfare Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for the life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.

401(k) Plan

We do not currently maintain a 401(k) retirement savings plan for our employees.

Employment, Severance, and Change in Control Agreements

Employment Agreements

Below are descriptions of our employment offer letters with our named executive officers. The employment of each of our named executive officers is at will. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, see the subsection titled “—Potential Payments upon Termination or Change in Control” below.

Alex Martinez. We entered into an offer letter with Mr. Martinez dated April 19, 2021, and on April 3, 2022, in connection with this offering, we amended the terms of Mr. Martinez’s employment pursuant to an employment agreement with Mr. Martinez which supersedes his offer letter, and which will become effective upon the closing of this offering. Pursuant to the agreement, Mr. Martinez is entitled to an initial annual base salary of $580,000 and is eligible to receive an annual performance bonus of up to 50% of his annual base salary, based upon the achievement of certain corporate and individual objectives as determined by our board of directors. The agreement also provides that Mr. Martinez may become entitled to severance payments and benefits upon his termination, as described below in the section titled “—Potential Payments Upon Termination or Change in Control.”

Jason Ferrone. We entered into an offer letter with Mr. Ferrone dated April 19, 2021, and on April 3, 2022, in connection with this offering, we amended the terms of Mr. Ferrone’s employment pursuant to an employment agreement with Mr. Ferrone which supersedes his offer letter and which will become effective upon the closing of this offering. Pursuant to the agreement, Mr. Ferrone is entitled to an initial annual base salary of $505,000 and is eligible to receive an annual performance bonus of up to 50% of his annual base salary, based upon the achievement of certain corporate and individual objectives as determined by our board of directors. The agreement also provides that Mr. Ferrone may become entitled to severance payments and benefits upon his termination, as described below in the section titled “—Potential Payments Upon Termination or Change in Control.”

Emil Chuang, M.B.B.S., FRACP. We entered into an offer letter with Dr. Chuang dated April 19, 2021, and on April 4, 2022, in connection with this offering, we amended the terms of Dr. Chuang’s employment pursuant to an employment agreement with Dr. Chuang which supersedes his offer letter and which will become effective upon the closing of this offering. Pursuant to the agreement, Dr. Chuang is entitled to an initial annual base salary of $450,000 and is eligible to receive an annual performance bonus of up to 40% of his annual base salary, based upon the achievement of certain corporate and individual objectives as determined by our board of directors. The agreement also provides that Dr. Chuang may become entitled to severance payments and benefits upon his termination, as described below in the section titled “—Potential Payments Upon Termination or Change in Control.”

Retention Agreement

In April 2022, we entered into a retention agreement with Jason Ferrone. Pursuant to the retention agreement, upon the completion of this offering, and subject to Mr. Ferrone’s continued employment through this offering, we will pay Mr. Ferrone upon the closing of this offering a one-time cash bonus of $150,000, subject to a right of repayment in the event his employment is terminated on or prior to the second anniversary of the completion of this offering, or the earn date, and which will be earned if he remains continuously employed by us on a full-time basis through and including the earn date. However, in the event Mr. Ferrone incurs a “qualifying termination” (as defined in the retention agreement) on or prior to the earn date, and subject to his execution and non-revocation of a general release and waiver in favor of the Company, Mr. Ferrone will be entitled to be paid or entitled to retain, as applicable, the full amount of the $150,000 retention bonus.

Potential Payments Upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and unused paid time off, as applicable. In addition, each are entitled to certain severance benefits under their employment offer letters, subject to their execution of a release of claims, return of all company property, and compliance with post-termination obligations.

In the event of a “change in control” (as defined in the 2021 Plan), each of the stock options that have been granted to our named executive officers under the 2021 Plan provide that the shares will vest as to 100% of the then unvested shares subject to each stock option, subject to the named-executive officer’s “continuous service” (as defined in the 2021 Plan) as of the date of such change in control. Additionally, in the event of a “corporate transaction” (as defined in the 2021 Plan) 100% of the then unvested shares subject to each stock option will vest in the event a named-executive officer is terminated for any reason other than for “cause” (as defined in the 2021 Plan) during the 12-month period following such corporate transaction. In addition, upon the consummation of an “acquisition” (as defined in each stock restriction agreement), certain of the restricted stock purchased by our named executive officers will immediately vest in full, so long as the named executive officers “business relationship” (as defined in each stock restriction agreement) does not terminate prior to such acquisition, as described further above in the footnotes to the table titled “—Outstanding Equity Awards.”

Upon and following this offering, each of our named executive officer’s may become entitled to severance payments and benefits upon their termination, pursuant to the terms of their employment agreements. In the event a named executive officer’s employment is terminated by us without “cause” (other than as a result of death or disability) or he resigns for “good reason” (each, as defined in the agreement), the named executive officer will be entitled to receive (i) continued payment of his then-current base salary for 12 months, (ii) a lump sum payment of his full target annual bonus for the year in which his involuntary termination occurs, (iii) payment of COBRA premiums for up to 12 months, and (iv) full acceleration of all time-based equity awards granted on or prior to December 31, 2022, and 12 months of equity acceleration of all time-based equity awards granted after December 31, 2022. If such termination or resignation occurs within three months prior to or 18 months immediately following the consummation of a “change in control” (as defined in the 2022 Plan), each of our named executive officer’s will receive (i) lump sum payment of his then-current base salary, (ii) lump sum payment of his full target annual bonus for the year in which his involuntary termination occurs, (iii) payment of COBRA premiums for up to 12 months, and (iv) all of the outstanding and unvested time-based equity awards then held by the named executive officer as of the date of his termination will become fully vested and immediately exercisable. In addition, in the event the named executive officer’s employment is terminated as a result of his “disability” (as defined in the agreement), he will be entitled to receive (i) payment of COBRA premiums for up to 12 months, and (ii) full acceleration of all time-based equity awards granted on or prior to December 31, 2022, and 12 months of equity acceleration of all time-based equity awards granted after December 31, 2022. In the event the named executive officer’s employment terminates as a result of his death, the vesting and exercisability of all time-based equity awards granted on or prior to December 31, 2022 will accelerate and full, and all time-based equity awards granted after December 31, 2022 will receive 12 months of acceleration.

Equity Benefit Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2022 Equity Incentive Plan

Our board of directors adopted the 2022 Equity Incentive Plan, or 2022 Plan, in                2022 and our stockholders approved our 2022 Plan in              2022. Our 2022 Plan provides for the grant of incentive stock options, or ISOs, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates. Our 2022 Plan is a successor to and continuation of our 2021 Plan (referred to in the 2022 Plan as our Prior Plan) and will become effective on the execution of the underwriting agreement related to this offering.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2022 Plan after it becomes effective will be                shares. In addition, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2023 (assuming the 2022 Plan becomes effective in 2022) through January 1, 2032, in an amount equal to     % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of incentive stock options under our 2022 Plan is                .

Shares subject to stock awards granted under our 2022 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2022 Plan. Additionally, shares become available for future grant under our 2022 Plan if they were issued under stock awards under our 2022 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2022 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares subject to such stock awards. Under our 2022 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any; the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2022 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless: (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2022 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise: (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the board during such calendar year, $1,250,000 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to: (i) the class and maximum number of shares reserved for issuance under the 2022 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2022 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of: (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Change in Control. In the event of a change in control, as defined under our 2022 Plan, awards granted under our 2022 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under our 2022 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder. Under the 2022 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (3) the approval by the stockholders or the board of directors of a plan of our complete dissolution or liquidation, or the occurrence of our complete dissolution or liquidation, except for a liquidation into a parent corporation; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (5) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under our 2022 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2022 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

2021 Equity Incentive Plan

Our board of directors adopted the 2021 Plan, and our stockholders approved the 2021 Plan in April 2021 and amended the plan in October 2021. As of December 31, 2021, there were 2,099,500 shares remaining available for the future grant of stock awards under our 2021 Plan. As of December 31, 2021, there were outstanding stock options covering a total of 520,500 shares of our common stock that were granted under our 2021 Plan. Once our 2022 Plan becomes effective, no further grants will be made under our 2021 Plan. Any outstanding awards granted under our 2021 Plan will remain subject to the terms and applicable award agreements.

Types of Awards. Our 2021 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2021 Plan will not exceed 3,500,000 shares. The maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under our 2021 Plan is 9,000,000 shares. Any shares subject to outstanding stock awards granted under the 2021 Plan that: (i) expire or terminate prior to exercise or settlement, (ii) are settled in cash, (iii) are forfeited back to or repurchased because of the failure to meet a contingency or condition required to vest or (iv) are reacquired, withheld to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award will again become available for issuance under the 2021 Plan.

Plan Administration. Our board, or a duly authorized committee of our board, may administer our 2021 Plan. We sometimes refer to the board, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards and (2) determine the number of shares subject to such awards.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2021 Plan.

In addition, subject to the terms of the 2021 Plan, the administrator also has the power, with the written consent of the affected participant, to modify outstanding awards under our 2021 Plan, including the authority to: (i) reduce the exercise, purchase, or strike price of any outstanding award; (ii) cancel any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; and (iii) take any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of common stock on the date of grant (or 110% of the fair market value for ISOs granted to 10% stockholders as required by the Code). Options granted under the 2021 Plan vest at the rate specified in the stock option agreement by the administrator.

The administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft, electronic funds transfer or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the option holder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment or similar arrangement, and (6) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate and proportionate adjustments will be made to: (i) the class and maximum number of shares reserved for issuance under the 2021 Plan; (ii) the class and maximum number of shares that may be issued upon the exercise of ISOs; and (iii) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. Under the 2021 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

In the event of a corporate transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards: (i) arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation; (iii) accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction; (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (v) cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised before the effective time of the transaction, in exchange for such cash payment, if any as the plan administrator deems appropriate; and (vi) make a payment equal to the excess, if any of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

Change in Control. A stock award under the 2021 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the award agreement or other written agreement between us and the participant, but in the absence of such provision, no such acceleration will occur, except as described above. Under the 2021 Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, or (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.

Transferability. A participant may not transfer awards under our 2021 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2021 Plan.

Plan Amendment or Termination. Our board has the authority to amend, suspend or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2021 Plan will automatically terminate on April 21, 2031. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2022 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2022 Employee Stock Purchase Plan, or the ESPP, in March 2022. The ESPP will become effective immediately prior to and contingent upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve. Following this offering, the ESPP authorizes the issuance of shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2023 (assuming the ESPP becomes effective in 2022) through January 1, 2032, by the lesser of: (i)     % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase; and (ii) shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board may delegate concurrent authority to administer the ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to    % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of: (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may automatically increase each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2019, to which we have been a party in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average our total assets as of December 31, 2020 and 2021, and in which any of our directors, nominees for election as a director, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under the section titled “Executive Compensation” and “Management—Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Founder Subscription Agreements

In May 2019, we entered into a subscription letter with each of Alexander Martinez, our Chief Executive Officer, Chairman and member of our board of directors, Jason Ferrone, our President, Chief Operating Officer and member of our board of directors, and our co-founder and former Vice President, pursuant to which we issued shares of restricted common stock in an amount and for the consideration set forth below.

Participants	Shares of Restricted Common Stock Purchased	Aggregate Purchase Price
Alexander Martinez	6,348,708	$634.87
Jason Ferrone	2,720,875	$272.09
Co-founder and former Vice President(1)	750,000	$75.00

(1)	The co-founder and former Vice President ceased providing services to us in December 2019.

From September through October 2019, we entered into a subscription letter with each of Alexander Martinez, our Chief Executive Officer, Chairman and member of our board of directors, Jason Ferrone, our President, Chief Operating Officer and member of our board of directors, and our co-founder and former Vice President, pursuant to which we issued shares of restricted common stock in an amount and for the consideration set forth below.

Participants	Shares of Restricted Common Stock Purchased	Aggregate Purchase Price
Alexander Martinez	64,127	$6.41
Jason Ferrone	27,485	$2.75
Co-founder and former Vice President(1)	8,388	$0.84

(1)	The co-founder and former Vice President ceased providing services to us in December 2019.

2019 Simple Agreement for Future Equity Financing

In September 2019, we entered into a series of simple agreements for future equity, or 2019 SAFEs, for an aggregate principal amount of approximately $0.1 million with Mr. Martinez, our Chief Executive Officer and a member of our board of directors, Mr. Ferrone, our President, Chief Operating Officer and a member of our board of directors and the co-founder and former Vice President of our company. In January 2022, the 2019 SAFEs were amended. The 2019 SAFEs will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock, based on an assumed initial public offering price of $            per share.

The participants in the 2019 SAFEs included the following executive officers.

Participants	Aggregate Principal Amount of 2019 SAFEs
Alexander Martinez	$118,000
Jason Ferrone	$1,095
Co-founder and former Vice President(1)	$18,000

(1)	The co-founder and former Vice President ceased providing services to us in December 2019.

Common Stock Purchase Agreement

In September 2019, we entered into a stock purchase agreement with SOSV pursuant to which we issued and sold 869,566 shares of our common stock to SOSV at a purchase price of $0.0001 per share for an aggregate purchase price of $86.96.

As of December 31, 2021, SOSV held 869,566 shares of our common stock, which is more than 5% of our outstanding capital stock.

Accelerator Contract for Equity

In September 2019, we entered into the ACE with SOSV. The ACE was issued in the amount of $250,000, and contained mandatory and voluntary conversion features in connection with an equity financing. The ACE also contained a most favored nation provision that automatically incorporated superior terms contained in any financing instrument the Company issued while the ACE was outstanding. In April 2022, SOSV elected to voluntarily convert the ACE, and, in connection therewith, we entered into the ACE Termination and Issuance Agreement. Pursuant to the ACE Termination and Issuance Agreement, SOSV agreed to terminate the ACE, and we agreed to issue to SOSV 2,180,292 shares of our common stock and the SOSV Warrant on the same terms as the Bridge Warrant, exercisable for 1,090,146 shares of our common stock and 1,635,219 shares of common stock if we have not consummated a liquidity event, including this offering, by June 3, 2022.

Convertible Promissory Note Financing

From February 2020 to July 2020, we issued and sold the 2020 Notes for an aggregate principal amount of approximately $1.4 million through multiple closings. The convertible note purchase agreement was amended in April 2020 and July 2020 to allow for additional closings. The 2020 Notes accrue interest at a rate of 7% per annum. The 2020 Notes were amended in February 2021 and February 2022 to extend the maturity date, and in April 2022 to clarify the definition of “fully-diluted number of shares”, which is used in the calculation of the conversion price. In connection with the 2020 Note financing, we issued to SOSV, a beneficial owner of more than 5% of our capital stock: (i) a 2020 Note in the aggregate principal amount of $160,000 at the February 2020 closing, and (ii) a 2020 Note in the aggregate principal amount of $95,000 at the July 2020 closing.

The 2020 Notes will automatically convert upon the closing of this offering into an aggregate of                 shares of our common stock, based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date.

June and July 2021 SAFE Financing

In June and July 2021, we entered into the 2021 SAFEs with investors in the aggregate amount of $250,000. We entered into a 2021 SAFE with SOSV in the amount of $100,000. Pursuant to the 2021 SAFE, SOSV elected to convert its 2021 SAFE into a 2021 Note in the amount of $100,000 in connection with the bridge financing described below.

Bridge Financing

From August 2021 to April 2022, we entered into a securities purchase agreement (as amended by the Omnibus Amendment No. 1 entered into in March 2022) with various investors, pursuant to which we issued to each investor a Bridge Note and a Bridge warrant. We issued and sold Bridge Notes with an aggregate principal amount of approximately $        million. The Bridge Notes accrue interest annually at a rate of 12% per annum. Pursuant to the Bridge Warrants, holders may exercise their Bridge Warrants for shares of common stock up to 50% of the number of shares of common stock issued upon the conversion of the Bridge Notes (assuming conversion in full in connection with the closing of this offering) at an exercise price equal to 81.25% of our initial public issuance price per share, subject to adjustment.

The participants in this bridge financing included the following executive officers and beneficial owners of more than 5% of our capital stock.

Participants	Aggregate Principal Amount of Bridge Notes
Executive Officers
Dustin Crawford	$150,000	(1)
5% Holders
SOSV IV, LLC	$100,000	(2)

(1)

Mr. Crawford is our General Counsel, Vice President, Legal and Corporate Development, and Secretary. In September 2021, Mr. Crawford acquired a Bridge Note with a principal amount of $50,000 and was issued a corresponding Bridge Warrant. In March 2022, Mr. Crawford acquired another Bridge Note with a principal amount of $100,000, and was issued a corresponding Bridge Warrant.

(2)	Including a 2021 Note issued to SOSV in connection with the conversion of its 2021 SAFE.

The Bridge Notes held by Mr. Crawford will convert upon the closing of this offering into an aggregate of shares of our common stock, based on the assumed initial public offering of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date. Assuming SOSV elects to convert its Bridge Note upon the closing of this offering, the Bridge Note will convert into an aggregate of         shares of our common stock, based on the assumed initial public offering of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date.

Consulting Agreements

On September 23, 2019, we entered into a consulting agreement with Grayman Ventures, or the Grayman Consulting Agreement, as amended February 2020, September 2020 and June 2021. Alexander Martinez is our Chief Executive Officer, Chairman and a member of our board of directors, and controls Grayman Ventures. The Grayman Consulting Agreement terminated on September 1, 2021 when Mr. Martinez became a full time employee of our company. Pursuant to this arrangement we made aggregate payments to Grayman Ventures of approximately $15,000, $259,000 and $200,000 in respect of each of 2019, 2020 and 2021, respectively.

On October 1, 2019, we entered into a consulting agreement with 4444 Enterprises, LLC, or the 4444 Enterprises Consulting Agreement, as amended February 2020, September 2020 and June 2021. Mr. Ferrone is our President, Chief Operating Officer and a member of our board of directors and controls 4444 Enterprises, LLC. The 4444 Enterprises Consulting Agreement terminated on September 1, 2021 when Mr. Ferrone became a full time employee of our company. Pursuant to this arrangement we made aggregate payments to 4444 Enterprises, LLC of approximately $30,000, $264,000 and $200,000 in respect of each of 2019, 2020 and 2021, respectively.

On January 25, 2021, we entered into a consulting agreement with Chuang Global Consulting, or the Chuang Consulting Agreement. Dr. Chuang is our Chief Medical Officer and controls Chuang Global Consulting. The

Chuang Consulting Agreement terminated on September 1, 2021 when Dr. Chuang became a full time employee of our company. Pursuant to this arrangement we made aggregate payments to Chuang Global Consulting of approximately $86,438 in 2021.

On October 12, 2020, we entered into a consulting agreement with Mr. Crawford, or the Crawford Consulting Agreement, as amended January 2021. Mr. Crawford is our General Counsel, Vice President, Legal and Corporate Development, and Secretary. The Crawford Consulting Agreement was terminated pursuant to a separation and release of claims agreement effective August 2, 2021, or the Crawford Separation Agreement. Pursuant to the terms the Crawford Separation Agreement, we agreed to accelerate the vesting of 2,500 shares of restricted common stock issued to Mr. Crawford and extend the vesting of the remaining 100,000 shares of restricted common stock issued to Mr. Crawford such that the vesting tolled until he resumed providing services to us, which was determined to be two months pursuant to his offer letter from the Company. Pursuant to the Crawford Consulting Agreement and his offer letter, we made aggregate payments to Mr. Crawford of approximately $18,000 and $61,000 in respect of each of 2020 and 2021, respectively.

Co-founder and Former Vice President Separation

On December 11, 2019, we entered into a separation agreement with our co-founder and former Vice President, or the Separation Agreement, whereby we agreed: (i) that a 2019 SAFE issued to our co-founder and former Vice President in the amount of $18,000 represented the consulting fees owed to such person, (ii) to not repurchase 23,821 shares of our common stock that were subject to repurchase, and (iii) to repurchase 470,229 for an aggregate purchase price of $47.02.

Founders’ Agreement

In September 2019, we entered into a founders’ agreement with Mr. Martinez, Mr. Ferrone, and our co-founder and former Vice President containing, among other things, requirements for approval of certain matters by Mr. Martinez, Mr. Ferrone, and our co-founder and former Vice President. Our co-founder and former Vice President’s rights under the agreement terminated in connection with the Separation Agreement. In January 2022, we entered into a termination agreement, which terminates the Founders’ Agreement, which will be effective upon the closing of this offering.

Employment Arrangements

We have entered into amended and restated offer letters with certain of our executive officers. For more information regarding these agreements with our executive officers, see “Executive Compensation—Employment, Severance, and Change in Control Agreements.”

Director Nominee Arrangements

Each of Patrick M. Gray and Joan Stafslien have accepted offers to serve as members of our board of directors contingent and effective as of immediately prior to the effectiveness of the registration statement of which this prospectus is a part. For more information regarding the consideration payable to Mr. Gray and Ms. Stafslien, see “Management—Director Compensation.”

Equity Grants

We have granted options to our executive officers. For more information regarding the options granted to our executive officers, see “Executive Compensation.”

Retention Arrangement

We have entered into a retention agreement with Mr. Ferrone. For more information regarding this agreement, see “Executive Compensation—Employment, Severance, and Change in Control Agreements.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be filed and effective immediately following the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be adopted and effective immediately prior to the closing of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board.

In addition, we have entered into an indemnification agreement with each of Alexander Martinez, Jason Ferrone, Emil Chuang, and Dustin Crawford, which requires us to indemnify them. For more information regarding these agreements, see “Management—Limitations of Liability and Indemnification.”

Policies and Procedures for Transactions with Related Persons

Our board of directors adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000 or 1% of the average of our total assets as of the end of our last two completed fiscal years, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction and the extent of the related person’s interest in the transaction.

All of the transactions described in this section were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of March 15, 2022, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all of our current executive officers, directors and director nominees as a group.

The percentage ownership information under the column titled “Before Offering” is based on 11,553,158 shares of common stock outstanding as of March 15, 2022, which includes 1,449,857 shares of restricted common stock which are subject to a right of repurchase by us as of March 15, 2022. The percentage ownership information under the column titled “After Offering” is based on the sale of shares of common stock in this offering and takes into account: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $                million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $                 million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering (this assumption is based on (a) irrevocable elections from the holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to convert in connection with this offering and (b) irrevocable elections from the holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to not convert in connection with this offering), and (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under 2019 SAFEs and 2020 SAFEs, or the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus).

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days after March 15, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Notwithstanding the foregoing, the number of shares for which: (i) the Bridge Warrants are exercisable is subject to conversion of the Bridge Notes into shares of our common stock pursuant to their terms, (ii) the Placement Agent Warrant is exercisable is subject to the number of shares for which the Bridge notes are convertible into in connection with this offering and the number of shares of common stock for which the Bridge Warrants are exercisable for, in each case subject to their terms, and (iii) the Representative’s Warrant is exercisable is subject to the number of shares of common stock offered by us in this offering. As a result, the below table assumes that the Bridge Warrants, SOSV Warrant, Placement Agent Warrant and Representative’s Warrant are not immediately exercisable or exercisable within 60 days after March 15, 2022 for purposes of determining the beneficial ownership before the offering.

The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Intrinsic Medicine, Inc., 500 Yale Avenue North, Seattle, Washington 98109.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering		After Offering
5% or Greater Stockholders
SOSV IV, LLC (1)			%		%
Directors, Director Nominees and Named Executive Officers
Alexander Martinez(2)			%		%
Jason Ferrone(3)			%		%
Emil Chuang, M.B.B.S. FRACP 4)	275,000	2.38%			%
Patrick M. Gray	—	—		—
Joan Stafslien	—	—		—
All directors, directors nominees and executive officers as a group (6 persons)(5)			%		%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of 869,566 shares of common stock held by SOSV. The number of shares beneficially owned after the offering includes: (i) 2,180,292 shares of common stock issued in connection with ACE Termination and Issuance Agreement, (ii)                shares of common stock issuable upon the conversion of the 2020 Notes held by SOSV in the aggregate principal amount of $255,000; (ii)                shares of common stock issuable upon the conversion of the Bridge Notes held by SOSV in the aggregate principal amount of $100,000, assuming full conversion in connection with the offering, and (iv)                shares of common stock issuable upon exercise of the Bridge Warrant and SOSV Warrant held by SOSV. Sean O’Sullivan, in his capacity as the Managing Partner of SOSV, has the power to vote and the power to direct the disposition of all securities held by SOSV. The address of SOSV is 479 Jessie Street, San Francisco, CA 94103.

(2)

Consists of: (i) 6,912,835 shares of common stock held by Mr. Martinez, 902,396 of which are subject to a right of repurchase by us as of March 15, 2022, and (ii)                shares of common stock issuable upon conversion of the 2019 SAFE in the amount of $118,000.

(3)

Consists of: (i) 2,748,360 shares of common stock held by Mr. Ferrone, 172,461 of which are subject to a right of repurchase by us as of March 15, 2022, (ii) 375,000 shares of our common stock that Mr. Ferrone has the right to acquire from us within 60 days of December 1, 2021 pursuant to the exercise of stock options, and (iii)                shares of common stock issuable upon conversion of the 2019 SAFE in the amount of $1,095.

(4)	Consists of 275,000 shares held by Dr. Chuang, all of which were subject to a right of repurchase by us as of March 15, 2022.
(5)

Consists of: (i) 105,000 shares held by Dustin Crawford, 100,000 of which were subject to a right of repurchase by us as of March 15, 2022, (ii)                shares of common stock issuable upon the conversion of the Bridge Notes held by Mr. Crawford in the aggregate principal amount of $150,000; (iii)                shares of common stock issuable upon exercise of the Bridge Warrants held by Mr. Crawford; and (iv) the shares of common stock held by executive officers, directors and director nominees described in footnotes 3 through 4 above.

SELLING STOCKHOLDERS

Selling Stockholder Sales

This prospectus covers the possible resale by the Selling Stockholders identified in the table below of up to                 shares of our common stock. The Selling Stockholder Shares include: (i)                 shares of common stock issued to one Selling Stockholder; (ii)                shares of common stock issuable upon the conversion of the Bridge Notes held by certain Selling Stockholders, assuming a conversion price of $1.105 per share and conversion as of December 31, 2023; (iii)                shares of common stock issuable upon exercise of the Bridge Warrants held by certain Selling Stockholders, assuming an exercise price of $1.70 per share and conversion of all Bridge Notes in connection with the closing of this offering; (iv) 1,090,146 shares of common stock issuable upon exercise of the SOSV Warrant, assuming an exercise price of $1.70 per share; (v)                 shares of common stock issuable upon exercise of the Placement Agent Warrant, assuming an exercise price of $1.70 per share; and (vi)                 shares of common stock issuable upon exercise of the Representative’s Warrant, assuming an exercise price of $1.70 per share. Certain Selling Stockholders acquired the Bridge Notes pursuant to a private placement of securities. See “Description of Capital Stock—Bridge Notes” for a more detailed description of the private placement and the Bridge Notes. The Representative was issued the Representative’s Warrant and Placement Agent Warrant in connection with (1) acting as the representative of the several underwriters in connection with this offering and (2) acting as the exclusive placement agent of the Bridge Notes and Bridge Warrant. Alchemy Advisory LLC, or Alchemy, is the only Selling Stockholder that currently holds issued and outstanding Selling Stockholder Shares. The Selling Stockholder Shares held by Alchemy were issued pursuant to a Consulting Agreement dated August 25, 2021, as amended in March 2022, or the Alchemy Consulting Agreement, pursuant to which Alchemy was engaged as a strategy business consultant. Alchemy’s duties under the Alchemy Consultant Agreement included (a) building and maintaining a financial model for the Company, (b) helping draft marketing materials and presentations, (c) reviewing the Company’s business requirements and discussing financing and business opportunities, (d) looking for potential investors and ways of growing the Company’s business, and (e) anything else the Company reasonably required from Alchemy.

The Selling Stockholders may sell some, all or none of their Selling Stockholder Shares. We do not know whether any Selling Stockholder will exercise the Bridge Warrants, SOSV Warrant, Representative’s Warrant or Placement Agent Warrant, and upon such exercise, how long such Selling Stockholders will hold the Selling Stockholder Shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the Selling Stockholder Shares. Notwithstanding the foregoing, certain Selling Stockholders have entered into a lock-up agreement or leak-out agreement, each of which is further described in “Shares Eligible for Future Sale — Lock-Up Agreements, Leak-Out Agreements and Market Stand-Off Provisions” and Representative is subject to further restrictions with respect to the Representative’s Warrant and Placement Agent Warrant, which is further described in “Description of Capital Stock — Placement Agent Warrant” and “Underwriting — Representative’s Warrant.” Unless otherwise indicated in the footnotes to the below table, no Selling Stockholder has had any material relationship with us or any of our affiliates within the past three years other than as a securityholder of our company.

We have prepared the following table based on written representations and information furnished to us by or on behalf of the Selling Stockholders. Since the date on which the Selling Stockholders provided this information, the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of the Bridge Warrants, SOSV Warrant, Placement Agent Warrant or Representative’s Warrant in a transaction exempt from the registration requirements of the Securities Act. Unless otherwise indicated in the footnotes below, we believe that: (i) other than the Representative, none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers, and (ii) no Selling Stockholder has direct or indirect agreements or understandings with any person to distribute their Selling Stockholder Shares. To the extent any Selling Stockholder identified below is, or is affiliated with, a broker-dealer, it could be deemed to be an “underwriter” within the meaning of the Securities Act. Information about the Selling Stockholders may change over time.

The following table presents information regarding the Selling Stockholders and the Selling Stockholder Shares that each may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the Selling Stockholders, and reflects their respective holdings as of             , 2022, unless otherwise noted in the footnotes to the table. Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after the date of this table. To our knowledge and subject to applicable community property rules, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned. Notwithstanding the foregoing: (i) the number of shares for which the Bridge Warrants are exercisable is subject to determining the number of shares of our common stock the Bridge Notes may convert into as of the closing of this offering, (ii) the number of shares for which the Placement Agent Warrant is exercisable is subject to the number of shares for which the Bridge Notes are convertible into in connection with this offering and the number of shares of common stock for which the Bridge Warrants are exercisable for, in each case subject to their terms, and (iii) the number of shares for which the Representative’s Warrant is exercisable is subject to the number of shares of common stock offered by us in this offering. As a result, the below table assumes that the Bridge Warrants, SOSV Warrant, Placement Agent Warrant and Representative’s Warrant are not immediately exercisable or exercisable within 60 days after             , 2022 for purposes of determining the beneficial ownership before the offering. The percentage of shares beneficially owned before and after the offering is based on                  shares of our common stock issued and outstanding on             , 2022, and     shares issued and outstanding after the offering, including shares following: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of the 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $                million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $                 million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering (this assumption is based on (a) an irrevocable election from holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to convert in connection with this offering and (b) an irrevocable election from holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to not convert in connection with this offering), and (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus).

Selling Stockholder	Number of shares of common stock owned by selling stockholder	Number of shares being registered	Number of shares owned after the offering	Percentage owned after the offering
Dustin Crawford	(1)	(2)	(3)	*
SOSV IV, LLC (4)	(5)	(6)	(7)%
Alchemy Advisory LLC (8)				%
Spartan Capital Securities, LLC (9)	(10)	(11)	(12)	*
Target Capital 4, LLC (13)	(14)	(15)	(16)	*
Group 10 Holdings (17)	(18)	(19)	(20)	*
Quick Capital, LLC (21)	(22)	(23)	(24)	*
Adam B. Shane	(25)	(26)	(27)	*

Selling Stockholder	Number of shares of common stock owned by selling stockholder	Number of shares being registered	Number of shares owned after the offering	Percentage owned after the offering
Sean Bentinck & Megan Mackey	(28)	(29)	(30)	*
Francisco M.T. Bram	(31)	(32)	(33)	*
Astor Management AG (34)	(35)	(36)	(37)	*
Crystal Bridge, LLC (38)	(39)	(40)	(41)	*

*	represents ownership of less than 1%.
(1)

Includes                 shares held by Mr. Crawford, but excludes (i)             shares issuable upon conversion of $150,000 of principal plus accrued interest outstanding under his Bridge Notes and (ii)             shares exercisable under the Bridge Warrants held by Mr. Crawford.

(2)

Includes only (i)             shares issuable upon conversion of $150,000 of principal plus accrued interest outstanding under the Bridge Notes held by Mr. Crawford assuming conversion on the date of the closing of this offering and (ii)             shares exercisable under the Bridge Warrants held by Mr. Crawford.

(3)

Includes (i)             shares held by Mr. Crawford and (ii)             shares issuable upon conversion of $150,000 of principal plus accrued interest outstanding under his Bridge Notes, but excludes shares exercisable under the Bridge Warrants held by Mr. Crawford. Mr. Crawford has irrevocably elected to convert the principal and accrued interest outstanding under his Bridge Notes in connection with the closing of this offering.

(4)	SOSV is controlled by Sean O’Sullivan in his capacity as the Managing Partner of SOSV.
(5)

Includes             shares held by SOSV, but excludes (i)             shares issuable upon exercise of the SOSV Warrant, (ii)             shares issuable upon conversion of $255,000 of principal plus accrued interest outstanding under the 2020 Notes held by SOSV, (iii) the shares issuable upon conversion of $100,000 of principal plus accrued interest outstanding under the Bridge Note held by SOSV, and (iv)             shares exercisable under the Bridge Warrant held by SOSV.

(6)

Includes (i)             shares issuable upon exercise of the SOSV Warrant, (ii)             shares issuable upon conversion of $100,000 of principal plus accrued interest outstanding under the Bridge Note held by SOSV assuming conversion on the date of the closing of this offering, and (iii)             shares issuable upon exercise of the Bridge Warrant held by SOSV. SOSV has irrevocably elected to convert the principal and accrued interest outstanding under its Bridge Note in connection with the closing of this offering.

(7)

Includes (i)             shares held by SOSV, (ii)             shares issuable upon conversion of $255,000 of principal plus accrued interest outstanding under the 2020 Notes held by SOSV, and (iii) the shares issuable upon conversion of $100,000 of principal plus accrued interest outstanding under the Bridge Note held by SOSV, but excludes (a)             shares exercisable under the SOSV Warrant, and (b)             shares exercisable under the Bridge Warrant held by SOSV.

(8)	Alchemy Advisory LLC is controlled by Dmitriy Shapiro, its managing member.
(9)	Representative is controlled by John Lowry.
(10)	Representative does not beneficially own shares of our common stock except for shares issuable upon exercise of the Placement Agent Warrant and Representative’s Warrant.
(11)	Includes (i) shares issuable upon exercise of the Placement Agent Warrant, and (ii) shares issuable upon exercise of the Representative’s Warrant.
(12)	Representative will not own any shares of common stock immediately following the closing of this offering.
(13)	Target Capital is controlled by Dmitriy Shapiro in his capacity as Managing Partner of Target Capital 4 LLC.
(14)

Target Capital does not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Notes in the aggregate principal amount of $5.425 million and exercise of the corresponding Bridge Warrants.

(15)

Includes (i)             shares issuable upon conversion of $5.425 million of principal plus accrued interest outstanding under the Bridge Notes held by Target Capital assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii)             shares issuable upon exercise of the Bridge Warrants held by Target Capital, assuming full conversion of the Bridge Notes held by Target Capital on the date of the closing of this offering.

(16)

Target Capital has irrevocably elected to not convert its Bridge Notes at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

(17)	Group 10 Holdings is controlled by Adam Wasserman, its manager.
(18)

Group 10 Holdings does not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Note in the principal amount of $700,000 and exercise of the corresponding Bridge Warrant.

(19)

Includes (i)             shares issuable upon conversion of $700,000 of principal plus accrued interest outstanding under the Bridge Note held by Group 10 Holdings assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii)             shares issuable upon exercise of the Bridge Warrant held by Group 10 Holdings, assuming full conversion of the Bridge Note held by Group10 Holdings on the date of the closing of this offering.

(20)

Group 10 Holdings has irrevocably elected to not convert its Bridge Note at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

(21)	Quick Capital, LLC is controlled by Eilon D. Natan, its managing member.
(22)

Quick Capital, LLC does not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Note held by Quick Capital in the principal amount of $75,000 and exercise of the corresponding Bridge Warrant.

(23)

Includes (i)             shares issuable upon conversion of $75,000 of principal plus accrued interest outstanding under the Bridge Note held by Quick Capital, LLC assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii)             shares issuable upon exercise of the Bridge Warrant held by Quick Capital, LLC, assuming full conversion of the Bridge Note held by Quick Capital, LLC on the date of the closing of this offering.

(24)

Quick Capital, LLC has irrevocably elected to not convert its Bridge Note at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

(25)

Adam B. Shane does not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Note in the principal amount of $50,000 and exercise of the corresponding Bridge Warrant.

(26)

Includes (i)             shares issuable upon conversion of $50,000 of principal plus accrued interest outstanding under the Bridge Note held by Adam B. Shane, assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii)             shares issuable upon exercise of the Bridge Warrant held by Adam B. Shane, assuming full conversion of the Bridge Note held by Adam B. Shane on the date of the closing of this offering.

(27)

Adam B. Shane has irrevocably elected to not convert his Bridge Note at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

(28)

Sean Bentinck & Megan Mackey do not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Note in the principal amount of $60,000 and exercise of the corresponding Bridge Warrant.

(29)

Includes (i)            shares issuable upon conversion of $60,000 of principal plus accrued interest outstanding under the Bridge Note held by Sean Bentinck and Megan Mackey, assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii)             shares issuable upon exercise of the Bridge Warrant held by Sean Bentinck and Megan Mackey, assuming full conversion of the Bridge Note held by Sean Bentinck and Megan Mackey on the date of the closing of this offering.

(30)

Sean Bentinck & Megan Mackey have irrevocably elected to not convert their Bridge Note at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

(31)

Francisco M.T. Bram does not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Note in the principal amount of $50,000 and exercise of the corresponding Bridge Warrant.

(32)

Includes (i)             shares issuable upon conversion of $50,000 of principal plus accrued interest outstanding under the Bridge Note held by Francisco M.T. Bram, assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii) shares issuable upon exercise of the Bridge Warrant held by Francisco M.T. Bram, assuming full conversion of the Bridge Note held by Francisco M.T. Bram on the date of the closing of this offering.

(33)

Francisco M.T. Bram has irrevocably elected to not convert his Bridge Note at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

(34)	Astor Management AG is controlled by Ashwath Mehra, its Chief Executive Officer and Chairman.
(35)

Astor Management AG does not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Note in the principal amount of $100,000 and exercise of the corresponding Bridge Warrant.

(36)

Includes (i)             shares issuable upon conversion of $100,000 of principal plus accrued interest outstanding under the Bridge Note held by Astor Management AG assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii)             shares issuable upon exercise of the Bridge Warrant held by Astor Management AG, assuming full conversion of the Bridge Note held by Astor Management AG on the date of the closing of this offering.

(37)

Astor Management AG has irrevocably elected to not convert its Bridge Note at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

(38)	Crystal Bridge, LLC is controlled by Hartley Wasko, its manager.
(39)

Crystal Bridge, LLC does not beneficially own any shares of our common stock except for shares issuable upon conversion of the Bridge Note in the principal amount of $800,000 and exercise of the corresponding Bridge Warrant.

(40)

Includes (i)             shares issuable upon conversion of $800,000 of principal plus accrued interest outstanding under the Bridge Note held by Crystal Bridge, LLC assuming conversion on December 31, 2023 at a price per share of $1.105, and (ii)             shares issuable upon exercise of the Bridge Warrant held by Crystal Bridge, LLC, assuming full conversion of the Bridge Note held by Crystal Bridge, LLC on the date of the closing of this offering.

(41)

Crystal Bridge, LLC has irrevocably elected to not convert its Bridge Note at or in connection with the closing of this offering, and, as a result, will not own any shares of common stock immediately following the closing of this offering.

Plan of Distribution

We are registering the Selling Stockholder Shares: (i) issued (in the case of the                  shares owned by one Selling Stockholder); (ii) issuable upon the conversion of the Bridge Notes; (iii) exercisable upon exercise of the Bridge Warrants; (iv) exercisable upon exercise of the SOSV Warrant; (v) exercisable upon the Representative’s Warrant; and (vi) exercisable upon exercise of the Placement Agent Warrant, to permit the resale of the Selling Stockholder Shares by the Selling Stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Selling Stockholder Shares. We will bear all fees and expenses incident to the registration of the Selling Stockholder Shares in the registration statement of which this prospectus forms a part. The Selling Stockholder Shares will not be sold through Spartan Capital Securities, LLC or Revere Securities, LLC in this initial public offering, except Spartan Capital Securities, LLC may sell the shares issuable upon its exercise of the Representative’s Warrant or the Placement Agent Warrant.

The Selling Stockholders may sell all or a portion of the Selling Stockholder Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Selling Stockholder Shares are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Selling Stockholder Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. However, the Selling Stockholders will not sell any Selling Stockholder Shares until after the closing of this offering.

If the Selling Stockholders effect such transactions by Selling Stockholder Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the Selling Stockholder Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Selling Stockholder Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Selling Stockholder Shares in the course of hedging in positions they assume. The Selling Stockholders may also sell Selling Stockholder Shares short and deliver Selling Stockholder Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge Selling Stockholder Shares to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the warrants or Selling Stockholder Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Selling Stockholder Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the Selling Stockholder Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealer participating in the distribution of the Selling Stockholder Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Selling Stockholder Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Selling Stockholder Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Selling Stockholder Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Selling Stockholder Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the Selling Stockholder Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Selling Stockholder Shares by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Selling Stockholder Shares to engage in market-making activities with respect to the Selling Stockholder Shares. All of the foregoing may affect the marketability of the Selling Stockholder Shares and the ability of any person or entity to engage in market-making activities with respect to the Selling Stockholder Shares.

Once sold under the registration statement, of which this prospectus forms a part, the Selling Stockholder Shares will be freely tradeable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation that will be filed and effective immediately following the closing of this offering and the amended and restated bylaws that will be adopted and effective immediately prior to the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 200,000,000 shares of our common stock, $0.0001 par value per share, and 10,000,000 shares of our preferred stock, par value $0.0001 per share.

As of December 31, 2021, there were 11,553,158 shares of common stock issued and outstanding (including 1,827,971 shares of restricted common stock which are subject to a right of repurchase by us as of December 31, 2021) held of record by stockholders. Based on the number of shares of common stock outstanding as of December 31, 2021, and assuming: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of 2020 Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $                million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $                 million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering (this assumption is based on (a) irrevocable elections from the holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to convert in connection with this offering and (b) irrevocable elections from the holders of Bridge Notes of $                 million of aggregate principal outstanding who have irrevocably elected to not convert in connection with this offering), (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                 shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and (iv) the issuance by us of                shares of common stock in this offering, there will be                 shares of common stock outstanding upon the closing of this offering.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may apply to any then-outstanding preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We do not anticipate paying any cash dividends in the foreseeable future.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.

Preemptive or Similar Rights

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

The holders of Bridge Warrants and the SOSV Warrant have the right to participate in any future offerings of equity securities by us to our then-current record holders, for so long as such holder’s Bridge Warrant or SOSV Warrant, as applicable, is outstanding. The participation right is limited to permitting the holder of the Bridge Warrant or SOSV Warrant, as applicable, to purchase only the amount the holder would have been entitled to purchase if the Bridge Warrant or SOSV Warrant, as applicable, had been exercised in full.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Stock Options

As of December 31, 2021, options to purchase an aggregate of 520,500 shares of our common stock were outstanding under our 2021 Plan. As of December 31, 2021, 2,099,500 shares of our common stock were reserved for future issuance under our 2021 Plan. All reserved shares will cease to be available for issuance at the time our 2022 Plan becomes effective upon the execution of the underwriting agreement for this offering. For additional information regarding the terms of these plans, see “Executive Compensation—Equity Benefit Plans.”

Bridge Notes

On August 31, 2021, we entered into Securities Purchase Agreement, as amended in March 2022, with investors to raise capital through the sale of Bridge Notes and Bridge Warrants. From August 31, 2021, through April 2022, accredited investors had become a party to the Securities Purchase Agreement pursuant to which we issued Bridge Notes in an aggregate principal amount of $            million and the Bridge Warrants. Each Bridge Note accrues interest at a rate of 12% per annum. The maturity date of the Bridge Notes is December 31, 2023.

The Bridge Notes are convertible in whole or in part, at the option of the holder. The total number of shares that any Bridge Note may be converted into in connection with this offering is calculated by dividing (x) the outstanding principal amount of such Bridge Note plus any unpaid accrued interest (including any pay-in-kind interest) and any fees and any and all other outstanding amounts owing thereon by (y) a conversion price equal to 65% of the offering price of the common stock in this offering. If the Bridge Note is converted at any time following the closing of the offering, the number of shares the Bridge Note may be converted into is calculated by dividing (x) the outstanding principal amount of such Bridge Note plus any accrued interest (including any pay-in-kind interest) and any fees and any and all other outstanding amounts owing thereon by the greater of (A) the lesser of (i) 65% of the closing price per share of common stock as reported by Nasdaq Capital Market on the date we receive the holder’s conversion notice, and (ii) 65% of the initial public offering price of our common stock, and (B) $1.105 per share of common stock. Assuming we do not default under the terms of the Bridge Notes, the maximum number of shares of our common stock underlying the Bridge Notes is             ,

which is calculated based on a conversion price of $1.105 per share and assuming the occurrence of the conversion on December 31, 2023. The number of shares of common stock that the Bridge Notes are convertible into is subject to certain customary adjustments in the event of stock dividends and splits, issuance of options, subsequent rights offerings, and pro rata distributions.

If we enter into a merger or consolidation, effect any sale or other disposition of all or substantially all of our assets, or 50% or more of the ownership of our common stock is acquired, or a Fundamental Transaction, the holders of our Bridge Notes have the right to receive shares of common stock of the successor or acquiring corporation or of us if we are the surviving corporation. In the event such transaction is for at least $10 million which is not a public offering, the holder may, in its sole discretion, choose to have the Bridge Note repaid at 120% of the principal amount due, plus accrued interest.

As long as any portion of the Bridge Notes remain outstanding, unless the holders of at least 67% in principal amount of the then outstanding Bridge Notes shall have otherwise given prior written consent, we shall not, and shall not permit any of our subsidiaries to, directly or indirectly enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money senior in preference to or pari passu with the Bridge Notes.

The occurrence of any of the following events with respect to us is an “Event of Default” under the Bridge Notes: (i) any default in the payment under the Bridge Note when due that is not cured within 5 trading days; provided, however, there is no cure period for a default on the payment of principal; (ii) breaches of covenants or agreements contained in the Bridge Notes or the related transaction documents that exist after the expiration of certain cure periods; (iii) a default or event of default under the transaction documents related to the Bridge Notes or any of our material agreements; (iv) material untrue statements contained in material representations or warranties made in the Bridge Notes or related transaction documents or materially untrue statements as of the date they were made contained in financial statements, reports or certificates delivered to a holder of a Bridge Note contained in any documents delivered to the a Bridge Note holder; (v) the bankruptcy or insolvency of the Company or any significant subsidiary; (vi) the Company shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $200,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; (vii) the Company is subject to a change of control transaction or shall agree to sell or dispose of all or in excess of 33% of its assets in one transaction or a series of related transactions; (viii) the Company shall fail for any reason to deliver the conversion shares pursuant to a conversion under the Bridge Note within the time frame set forth in the Bridge Note; and (ix) a final non-appealable judgment by any competent court in the United States for the payment of money in an amount of at least $250,000 is rendered against us, and the same remains undischarged and unpaid for a period of 45 days during which execution of such judgment is not effectively stayed.

If any Event of Default occurs, the outstanding principal amount of the Bridge Notes, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Bridge Note holder’s election, immediately due and payable in cash at 120% of the aggregate of such amounts and the interest rate on the Bridge Notes shall accrue at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

Additionally, if this offering has not closed by June 3, 2022, the interest on the Bridge Notes shall accrue interest at 15% per annum. After the closing of this offering, the interest rate on the Bridge Notes shall accrue at an interest rate of 12% per annum.

The shares of common stock issuable upon conversion of the Bridge Notes are being registered pursuant to this prospectus.

Bridge Warrants

As of December 31, 2021, only the Bridge Warrants were outstanding. The Bridge Warrants provide the respective holder the right to purchase an aggregate of 50% of the number of shares of our common stock issued upon conversion of the Bridge Notes held by such holder at an exercise price of 81.25% of the initial public offering price of our common stock. The Bridge Warrants provide for full-ratchet anti-dilution, but have a minimum exercise price of $1.70 per share. Additionally, the Bridge Warrants provide for (i) the adjustment of the number of shares issuable upon the exercise of the warrants in the event of stock splits, recapitalizations, reclassifications and consolidations, (ii) pro rata distribution rights while the Bridge Warrants are outstanding, and (iii) participation rights as described above in “—Preemptive and Similar Rights”. The Bridge Warrant holders have “piggyback” registration rights and the shares of common stock underlying the Bridge Warrants are required to be registered in this offering. Similarly, if this offering does not close on or before June 3, 2022, the number of shares exercisable under the Bridge Warrant would increase to 75% of the number of shares of our common stock issued upon conversion of the Bridge Notes, assuming full conversion at the closing of this offering. If a Fundamental Transaction occurs, then, upon exercise of the Bridge Warrants, the holders have the right to receive, for each share of common stock that would have been issuable upon such exercise, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, we or any successor entity shall, at the holder’s option, be required to purchase the Bridge Warrant from the holder by paying an amount of cash equal to the fair value of the Bridge Warrant on the date of the consummation of such Fundamental Transaction. The Bridge Warrants and the underlying shares of common stock that may be issued upon exercise are being registered pursuant to this prospectus.

Placement Agent Warrant

In connection with the sale of the Bridge Notes and issuance of the Bridge Warrants, we issued, the Placement Agent Warrant in April 2022 to Spartan Capital Securities, LLC, the exclusive placement agent for the Bridge Notes and the Bridge Warrants, to purchase an amount of common stock equal to 5% of the aggregate number of shares of common stock: (i) issued upon conversion of the Bridge Notes in connection with this offering (assuming full conversion of the Bridge Notes as of the closing of this offering), and (ii) exercisable under the Bridge Warrants. The exercise price of the Placement Agent Warrant is equal to 125% of the price of our common stock offered hereby. The Placement Agent Warrant is exercisable through August 31, 2026. Based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), the Placement Agent Warrant will be exercisable for                shares of common stock. The Placement Agent’s Warrant contains the same adjustment provisions as the Bridge Warrants. The Placement Agent’s Warrant contains a minimum exercise price of $1.70 per share. If a Fundamental Transaction occurs, then, upon exercise of the Placement Agent Warrant, the holder shall have the right to receive, for each share of common stock that would have been issuable upon such exercise, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, we or any successor entity shall, at the holder’s option, be required to purchase the Placement Agent Warrant from the holder by paying an amount of cash equal to the fair value of the Placement Agent Warrant on the date of the consummation of such Fundamental Transaction. The Placement Agent’s Warrant and the underlying shares of common stock that may be issued upon exercise are being registered pursuant to this prospectus and has the same piggy-back registration rights as the Bridge Warrants. The Placement Agent Warrant is non-exercisable for 180 days following the commencement of the sales of the public securities in this offering.

Representative’s Warrant

Spartan Capital Securities, LLC will receive the Representative’s Warrant which will have an exercise price of 125% of the public offering price and will be non-exercisable for 180 days following the commencement of sales of common stock in connection with this offering (except as provided for in FINRA Rule 5110(e)(2)) and will expire five (5) years following the date of the commencement of the sale of our common stock in this offering in compliance with FINRA Rule 5110(g)(8)(A). Based on the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), the Representative’s Warrant will be exercisable for shares of common stock (5% of the number of shares sold in this offering by us including any shares sold if the underwriters exercise their overallotment option). The Representative’s Warrant will contain the same adjustment provisions as the Bridge Warrants and a minimum exercise price of $1.70 per share. If a Fundamental Transaction occurs, then, upon exercise of the Representative’s Warrant, the holder shall have the right to receive, for each share of common stock that would have been issuable upon such exercise, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, we or any successor entity shall, at the holder’s option, be required to purchase the Representative’s Warrant from the holder by paying an amount of cash equal to the fair value of the Representative’s Warrant on the date of the consummation of such Fundamental Transaction. The Representative’s Warrant and the underlying shares of common stock that may be issued upon exercise are being registered pursuant to this prospectus. For more information see “Underwriting—Representative’s Warrant.”

SOSV Warrant

In connection with the ACE Termination and Issuance Agreement, we issued SOSV the SOSV Warrant in April 2022. The SOSV Warrants provides SOSV the right to purchase 1,090,146 shares of our common stock at an exercise price of 81.25% of the initial public offering price of our common stock. The SOSV Warrant provides for full-ratchet anti-dilution, but has a minimum exercise price of $1.70 per share. Additionally, the SOSV Warrant provides for (i) the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, recapitalizations, reclassifications and consolidations, (ii) pro rata distribution rights while the SOSV Warrant is outstanding, and (iii) participation rights as described above in “—Preemptive and Similar Rights”. If a Fundamental Transaction occurs, then, upon exercise of the SOSV Warrant, the holder shall have the right to receive, for each share of common stock that would have been issuable upon such exercise, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, we or any successor entity shall, at the holder’s option, be required to purchase the SOSV Warrant from the holder by paying an amount of cash equal to the fair value of the SOSV Warrant on the date of the consummation of such Fundamental Transaction. The shares of common stock underlying the SOSV Warrant are required to be registered in this offering.

If this offering does not close on or before June 3, 2022, the number of shares exercisable under the SOSV Warrant would increase to 1,635,219 shares of our common stock. The SOSV Warrant and the underlying shares of common stock that may be issued upon exercise are being registered pursuant to this prospectus.

Registration Rights

We are party to a registration rights agreement dated August 31, 2021, among us and the investors set forth on the signature pages thereto, or the Rights Agreement, which provides various rights to certain holders of shares of our common stock, including those shares of our common stock that will be issued upon exercise of any other securities of our company including shares of our common stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of our convertible preferred stock or those issued upon exercise or conversion of any other security of our company. Subject to limited exceptions, these shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the Rights Agreement and are described in additional detail below. The following summary discusses certain material provisions of the Rights Agreement and is qualified by the full text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Certain holders of our securities who are party to the Rights Agreement have elected to invoke their registration rights to have the shares of common stock issuable upon conversion of the Bridge Notes, the Bridge Warrants, the SOSV Warrant, the Placement Agent Warrant, and the shares issuable upon exercise of the Bridge Warrants, the SOSV Warrant, and the Placement Agent Warrant be registered in connection with this offering.

Additionally, we are party to a consulting agreement, as amended, and common stock issuance agreements with Alchemy Advisory LLC, pursuant to which we issued Alchemy Advisory LLC              shares of our common stock with piggyback registration rights. Alchemy Advisory LLC has elected to register all              shares of our common stock held in its name in connection with this offering.

The registration of shares of our common stock pursuant to the exercise of registration rights described below enables the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the piggyback registration described below.

Generally, in an underwritten offering, if we determine in good faith in consultation with the underwriters, we have the right, subject to specified conditions, to limit the number of shares the holders may include. If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. We, based on consultation with the underwriters of any underwritten offering, will have the right to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation to Be in Filed and Effective Immediately Following the Closing of This Offering and Amended and Restated Bylaws to Be Adopted and Effective Immediately Prior to the Closing of This Offering

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to 10,000,000 shares of our preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairperson of our board of directors, our chief executive officer, or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Choice of Forum

Our amended and restated certificate of incorporation, to be filed and effective immediately following the closing of this offering, and amended and restated bylaws to be adopted and effective immediately prior to the closing of this offering, will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees, arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation and our amended and restated bylaws will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying this offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits.

Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitations of Liability and Indemnification

See “Management—Limitations of Liability and Indemnification”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “INRX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, or the perception that such sales or issuances may occur, could adversely impact the market price of our common stock and impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, based on the number of shares of our common stock outstanding as of December 31, 2021, after giving effect to: (i) the conversion of approximately $1.4 million of aggregate principal amount, plus accrued interest thereon, of Notes, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and assuming the occurrence of the conversion on the Assumed Closing Date, (ii) the conversion of approximately $                million of aggregate principal amount outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) into an aggregate of                shares of our common stock, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), assuming the occurrence of the conversion on the Assumed Closing Date, and $                million of aggregate principal outstanding under the Bridge Notes, plus accrued interest thereon (including pay-in-kind interest, if any) continuing to remain outstanding following the closing of this offering, (iii) the conversion of approximately $0.6 million, the aggregate amount purchased under the SAFEs, which will automatically convert upon the closing of this offering into an aggregate of                shares of our common stock based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and (iv) the issuance by us of shares of common stock in this offering, there will be                shares of common stock outstanding upon the closing of this offering. Of these shares, all shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or subject to lock-up agreements with the underwriters or market stand-off provisions in agreements with us. Shares purchased by our affiliates will be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below.

We may issue shares of our common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of our common stock that we may issue may also be significant. We may also grant registration rights covering those shares of our common stock issued in connection with any such acquisition, investment or other transaction.

In addition, shares of our common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and market stand-off agreements described below, and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of

Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described above.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described above. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering based on the number of shares of our common stock outstanding as of December 31, 2021; or

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale,

provided in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below and in “Underwriting.”

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and common stock issued or issuable under the 2021 Plan, the 2022 Plan and the ESPP. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Lock-Up Agreements, Leak-Out Agreements and Market Stand-Off Provisions

We, our directors, executive officers and certain holders of our equity securities have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, subject to specified exceptions as detailed further in “Underwriting” below, we or they will not, except with the prior written consent of

Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, request or demand that we file a registration statement related to our common stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. All of our option holders are subject to a market stand-off agreement with us which imposes similar restrictions.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up and market stand-off restrictions will become eligible for sale, subject to the limitations discussed above.

Additionally, Alchemy Advisory, LLC and certain holders of Bridge Notes and Bridge Warrants have agreed with the underwriters that until December 31, 2023, such holders will not, except with the prior written consent of Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer a number of shares in excess of 10% of the average trading volume of our common stock based on the prior trading day’s average trading volume. Upon the expiration of the leak-out period, all of the shares subject to such leak-out restrictions will be eligible for sale.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of                 shares of our common stock will be entitled to certain piggyback registration rights, of which                shares are being registered in connection with this offering. Registration of these shares under the securities act would result in these shares becoming fully tradable without restriction under the securities act immediately upon the effectiveness of the registration, except for shares subsequently purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a discussion of certain material U.S. federal income tax consequences generally applicable to the ownership and disposition of our common stock by a “non-U.S. holder” who purchases our common stock in this offering and holds our common stock as a “capital asset” as defined in Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock, other than a partnership, or other entity or arrangement treated as a pass-through entity for U.S. federal income tax purposes, that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.

This discussion is based on the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date hereof and all of which are subject to repeal, change or differing interpretation, possibly with retroactive effect. Any such repeal, change or differing interpretation could alter the tax consequences to non-U.S. holders described herein. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences to non-U.S. holders described therein, and a court could sustain such a challenge.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a non-U.S. holder in light of that non-U.S. holder’s particular circumstances nor does it address any aspect of state, local, or non-U.S. taxation, the application of the alternative minimum tax, the Medicare contribution tax on net investment income or the special tax accounting rules under Section 451(b) of the Code, or any non-income taxes, such as estate or gift tax. This discussion also does not consider any specific fact or circumstance that may apply to a non-U.S. holder or non-U.S. holders subject to special tax rules under the Code, such as:

•	insurance companies;

•	tax-exempt organizations (including private foundations);

•	banks or other financial institutions;

•	brokers or dealers in securities;

•	pension or retirement plans;

•	“controlled foreign corporations” as defined in Section 957(a) of the Code;

•	“passive foreign investment companies” as defined in Section 1297 of the Code;

•	corporations that accumulate earnings to avoid U.S. federal income taxation;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	governmental organizations;

•	international organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	certain former citizens or long-term residents of the United States;

•	partnerships, or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes, and investors in such entities;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or are deemed to own, more than 5% of our stock;

•	persons that have elected to mark securities to market; or

•	persons that acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for services.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a partnership or pass-through entity for U.S. federal income tax purposes that holds stock, the tax treatment of a person treated as a partner in such partnership or pass-through entity for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partner and the partnership. Partnerships and pass-through entities that hold our common stock and partners in such partnerships and pass-through entities should consult their tax advisors regarding the tax consequences of the ownership and disposition of our common stock in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Our Common Stock

As stated above under “Dividend Policy,” we have never paid a cash dividend in the past and do not currently anticipate paying cash dividends in the future. However, in the event that we do make distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a non-U.S. holder’s tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock, which is taxed as described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Subject to the discussions below “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” and the discussion in the following paragraph regarding income effectively connected with a U.S. trade or business, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and a non-U.S. holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment maintained by the non-U.S. holder within the United States) are generally exempt from the 30% withholding tax described above if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain such exemption, a non-U.S. holder must generally provide us or the applicable withholding agent with a properly executed IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. If not exempt, any such U.S. effectively connected income, net of specified deductions and credits, is taxed at the regular U.S. federal income tax rates applicable to United States persons. Any such U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence.

A non-U.S. holder of our common stock that claims the benefit of an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence generally will be required to provide a properly executed IRS Forms W-8BEN or W-8BEN-E (or applicable successor form) or other appropriate form certifying qualification for such benefit and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder within the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

If a non-U.S. holder’s gain is described in the first bullet point above, such non-U.S. holder will be subject to tax at regular U.S. federal income tax rates on the net gain recognized, generally in the same manner as if such non-U.S. holder were a U.S. holder. If a non-U.S. holder is a foreign corporation that recognizes gain described in the first bullet point above, such non-U.S. holder may also be subject to the branch profits tax equal to 30% or such lower rate as may be prescribed under an applicable U.S. income tax treaty of its effectively connected earnings and profits.

If a non-U.S. holder’s gain is described in the second bullet point above, such non-U.S. holder will be subject to a flat 30% tax on the gain recognized, unless an applicable income tax treaty provides for different treatment, which gain may be offset by certain U.S.-source capital losses (even though such non-U.S. holder is not considered a resident of the United States), provided that such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we would generally be a USRPHC if the fair market value of our “U.S. real property interests” for U.S. federal income tax purposes equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate becoming, a USRPHC. However, there can be no assurance that we are not a USRPHC and will not become a USRPHC in the future.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such non-U.S. holder and the tax withheld, if any, with respect to such distributions. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to distributions on our common stock, provided that the non-U.S. holder certifies its non-U.S. status on a validly executed IRS Forms W-8BEN or W-8BEN-E or other applicable IRS Form W-8 (and the applicable withholding agent does not have actual knowledge or reason to know that the non-U.S. holder is a United States person that is not an exempt recipient). In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds from the sale of a share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the non-U.S. holder certifies its non-U.S. status (and we and the relevant financial intermediaries do not have actual knowledge or reason to know that the non-U.S. holder is a United States person that is not an exempt recipient) or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished timely to the IRS.

Non-U.S. holders should consult their tax advisors regarding their information reporting and backup withholding obligations with respect to the ownership and disposition of our common stock in their particular circumstances.

Foreign Account Tax Compliance Act

Sections 1471 to 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on any “withholdable payment” (including dividends paid on stock in a U.S. corporation) made to a “foreign financial institution” or “non-financial foreign entity” (all as defined in the Code), whether such foreign financial institution or non-financial foreign entity is the beneficial owner or an intermediary, unless: (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it generally must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or “United States-owned foreign entities” (as defined in applicable U.S. Treasury Regulations), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders.

Foreign governments may enter into, and many foreign governments have entered into, intergovernmental agreements with the United States to implement FATCA in a different manner. If a dividend payment is subject to both withholding under FATCA and the withholding tax discussed above under “Distributions on Our Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

FATCA withholding generally will apply to payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from sales or taxable dispositions of stock, the U.S. Department of the Treasury has issued proposed regulations that, if finalized in their present form, would eliminate such withholding. In its preamble to such proposed regulations, the U.S. Department of the Treasury stated that taxpayers may generally rely on such proposed regulations until final regulations are issued. Non-U.S. holders should consult their tax advisors regarding the application of FATCA to the ownership and disposition of our common stock in their particular circumstances.

This discussion is for general informational purposes only. It is not tax advice. Prospective investors should consult their tax advisors regarding the tax consequences of the ownership and disposition of our common stock, including the impact of any proposed changes in applicable laws or any applicable income tax treaties.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for which Spartan Capital Securities, LLC, is acting as the representative, or the Representative, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of our common stock listed next to its name in the following table:

Underwriter	Number of Shares
Spartan Capital Securities, LLC
Revere Securities, LLC

Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. The underwriters’ obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are not involved in the sale of the Selling Stockholders Shares.

The underwriters initially propose to offer our common stock directly to the public at the public offering price set forth on the front cover page of this prospectus. After the initial public offering of the shares of our common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares of our common stock made outside the United States may be made by affiliates of certain of the underwriters.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to                additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 45 days after the closing of this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount to be paid by us(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)

The underwriters will receive an underwriting discount equal to 8.0% on all shares sold by the underwriters in this offering. In the case proceeds from the sale of our common stock are received from Company-originated investors, the underwriting discount will equal 4.4%.

We have agreed to reimburse the Representative of the underwriters out of the proceeds of the offering for non-accountable expenses in the amount of $50,000 and to reimburse the Representative for accountable legal expenses incurred by the Representative in connection with the offering, up to $150,000 for fees and expenses of the Representative’s legal counsel and other out-of-pocket and, if applicable, the costs associated with the use of a third-party electronic road show service; provided, however, that such amount will not exceed $220,000 in the aggregate and in no way limits or impairs the indemnification and contribution provisions of the underwriting agreement. We have paid an expense advance of $10,000, to the Representative, which will be applied against the actual accountable expenses that will be payable by us to the Representative in connection with this offering and any portion of the advance will be returned back to the Company to the extent not actually incurred. We have also agreed to that if the offering is not settled via delivery versus payment (“DVP”), we and the Representative will enter into an escrow agreement with a third party escrow agent pursuant to which the Representative’s compensation and expenses will be paid from the gross proceeds of the securities sold. If the offering is settled in whole or in part via DVP, the Representative will arrange for its clearing agent to provide the funds to facilitate such settlement. We will pay the Representative’s closing costs, which will also include the reimbursement of the out-of-pocket cost of the escrow agent or clearing agent, as applicable, which closing costs shall not exceed $12,900.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                .

Representative’s Warrant

We have agreed to issue the Representative’s Warrant to the Representative to purchase up to an aggregate of 5.0% of the shares of common stock sold in this offering. The Representative’s Warrant is exercisable commencing 180 days after the commencement of the sales of the public securities in this offering at $                per share (125% of the public offering price), but may not be transferred at any time prior to the date which is 180 days after on the date of commencement of sales of the public securities in connection with this offering. The Representative’s Warrant will expire on a date which is no more than five (5) years from the date of the commencement of the sale of our common stock in this offering in compliance with FINRA Rule 5110(e)(1)(A). The Representative’s Warrant has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e). The Representative (or its respective permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrant or the securities underlying such warrant, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such warrant or the underlying securities for a period of 180 days following the date of commencement of sales pursuant to the offering. If a Fundamental Transaction occurs, then, upon exercise of the Placement Agent Warrant, the holder shall have the right to receive, for each share of common stock that would have been issuable upon such exercise, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, we or any successor entity shall, at the holder’s option, be required to purchase the Placement Agent Warrant from the holder by paying an amount of cash equal to the fair value of the Placement Agent Warrant on the date of the consummation of such Fundamental Transaction. In addition, the Representative’s Warrant provides for a minimum exercise price of $1.70 per share and the same “piggy-back” registration rights as those provided to the Bridge Notes and Bridge Warrants under the Registration Rights Agreement. The exercise price and number of shares issuable upon exercise of the Representative’s Warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The Representative’s Warrant and the shares underlying the Representative’s Warrant will be registered for sale on the registration statement of which this prospectus forms a part.

Tail Compensation

We have agreed to pay the Representative a commission and grant to it warrants calculated in the manner set forth above with respect to any private or public offering or other financing or capital-raising transaction of any kind provided that such financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. This provision will not apply if the Underwriting Agreement is terminated due to the Representative’s material breach of the Underwriting Agreement or its material failure to provide the underwriting services contemplated therein, which termination will eliminate the obligation of the Company to pay the financing fee described above.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Placement Agent Warrant

In connection with the sale of the Bridge Notes and issuance of the Bridge Warrants (none of which were purchased by the Placement Agent) we issued to the Representative, the exclusive placement agent for the Bridge Notes and the Bridge Warrants, the Placement Agent Warrant in April 2022, to purchase an amount of common stock equal to 5% of the aggregate number of shares of common stock: (i) issued upon conversion of the Bridge Notes in connection with this offering (assuming full conversion of the Bridge Notes as of the closing of this offering), and (ii) exercisable under the Bridge Warrants. The exercise price of the Placement Agent Warrant is equal to 125% of the price of our common stock offered hereby. The Placement Agent Warrant will expire on August 31, 2026 in compliance with FINRA Rule 5110(e)(1)(A). The Placement Agent Warrant has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or its respective permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate the Placement Agent Warrant or the securities underlying such warrant, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such warrant or the underlying securities for a period of 180 days following the date of commencement of sales pursuant to the offering. The Placement Agent Warrant contains the same adjustment provisions as the Bridge Warrants. The Placement Agent Warrant contains a minimum exercise price of $1.70 per share. If a Fundamental Transaction occurs, then, upon exercise of the Placement Agent Warrant, the holder shall have the right to receive, for each share of common stock that would have been issuable upon such exercise, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, we or any successor entity shall, at the holder’s option, be required to purchase the Placement Agent Warrant from the holder by paying an amount of cash equal to the fair value of the Placement Agent Warrant on the date of the consummation of such Fundamental Transaction.

Lock-Up Agreements and Leak-Out Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of 180 days after the date of this Agreement (the Lock-Up Period), without the representative’s consent: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, other than shares issued primarily as equity incentives or securities issued in transactions not primarily for capital raising; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities in cash or otherwise.

Our directors, executive officers and certain holders of our securities have agreed, subject to certain exceptions, with the underwriters that for a period of 180 days, after the date of this prospectus, we or they will not, except with the prior written consent of the Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, request or demand that we file a registration statement related to our common stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. All of our option holders and warrant holders are subject to a market stand-off agreement with us which imposes similar restrictions.

The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock-Up Period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Additionally, Alchemy Advisory, LLC and certain holders of Bridge Notes and Bridge Warrants have agreed with the underwriters that until December 31, 2023, such holders will not, except with the prior written consent of Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer a number of shares in excess of 10% of the average trading volume of our common stock based on the prior trading day’s average trading volume. Upon the expiration of the leak-out period, all of the shares subject to such leak-out restrictions will be eligible for sale.

Of the Selling Stockholders, Dustin Crawford, Adam B. Shane, Francisco M.T. Bram, Megan Mackey, Sean Bentinck, Astor Management AG and SOSV IV LLC are entering into lock-up agreements. Target Capital 4, LLC, Alchemy Advisory, LLC, Crystal Bridge, LLC, Quick Capital, LLC and Group 10 Holdings, LLC are entering into leak-out agreements. The terms of such agreements are described further under “Shares Eligible for Future Sale—Lock-Up Agreements, Leak-Out Agreements and Market Stand-Off Provisions.”

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•

Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the Representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Discretionary Accounts

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

IPO Pricing

Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the Representative. Among the factors to be considered in these negotiations are: (i) the capitalization of our company at the time of the offering, (ii) market and general economic conditions and changes in the prospects and/or forecasts of our company, (iii) the Representative’s review of our company’s audited financial statements for the fiscal year ended December 31, 2021 and (iv) the representative’s determination of our company’s pre-money valuation (based upon the information provided to the representative by us).

Other Relationships

The Representative and its affiliates may provide various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions. The Representative has acted as our exclusive placement agent in connection with the private placement of the 12% senior secured convertible promissory notes and warrants in August 2021 for which it received compensation.

The Representative may in the future provide us and our affiliates with investment banking and financial advisory services for which it may in the future receive customary fees. See “Underwriting-Tail Compensation,” above. The Representative may release, or authorize us to release, as the case may be, the common stock subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the Representative on the same basis as other allocations.

Selling Restrictions

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Carmel, Milazzo & Feil LLP, New York, New York.

EXPERTS

The financial statements of Intrinsic Medicine, Inc. (formerly Lupa Bio, Inc.) as of December 31, 2020 and 2021, and for each of the two years in the period ended December 31, 2021, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection at the web site of the SEC referred to above. We also maintain a website at www.intrinsicmedicine.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering. We have included our website address in this prospectus solely as an inactive textual reference.

Intrinsic Medicine, Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2021

INTRINSIC MEDICINE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Intrinsic Medicine, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intrinsic Medicine, Inc. and subsidiaries (formerly Lupa Bio, Inc.) (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses, an accumulated deficit, negative working capital, negative cash flows from operations and does not have sufficient cash to fund its operations, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Diego, California

April 8, 2022

We have served as the Company’s auditor since 2021.

INTRINSIC MEDICINE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2020	2021
ASSETS
Current assets
Cash	$820	$2,774
Prepaid expenses and other current assets	33	191

Total current assets	853	2,965

Non-current assets
Deferred offering costs	—	798

Total non-current assets	—	798

Total assets	$853	$3,763

LIABILITIES and STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$30	$135
Accrued liabilities and other current liabilities	84	1,231
Convertible notes payable, net of discount, current	1,300	1,496

Total current liabilities	1,414	2,862

Non-current liabilities
Convertible notes payable, net of discount	—	3,914
Financing derivatives	366	4,618
Future equity liabilities	1,401	4,145
Warrant liabilities	—	2,156
Other noncurrent liabilities	—	72

Total liabilities	$3,181	$17,767

Commitments and contingencies (Note 10)
Stockholders’ deficit
Common stock, $0.0001 par value; 35,000,000 shares authorized, and 7,205,668 and 9,725,187 shares issued and outstanding as of December 31, 2020 and 2021, respectively	1	1
Additional paid-in capital	67	344
Accumulated deficit	(2,396)	(14,349)

Total stockholders’ deficit	(2,328)	(14,004)

Total liabilities and stockholders’ deficit	$853	$3,763

The accompanying notes are an integral part of these consolidated financial statements.

INTRINSIC MEDICINE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	Year Ended December 31,
	2020	2021
Operating expenses
Research and development	$539	$746
General and administrative	663	2,819

Total operating expenses	1,202	3,565

Loss from operations	(1,202)	(3,565)
Other expense:
Interest expense	(289)	(1,410)
Change in fair value of financing derivatives	(46)	(3,502)
Change in fair value of future equity liabilities	(457)	(2,768)
Change in fair value of warrant liabilities	—	(830)
Gain on extinguishment of convertible notes payable	—	98
Gain on extinguishment of future equity liabilities	—	24

Total other expense	(792)	(8,388)

Net loss before income taxes	(1,994)	(11,953)
Provision for income taxes	—	—

Net loss and comprehensive loss	$(1,994)	$(11,953)

Net loss per share—basic and diluted	$(0.32)	$(1.41)

Weighted-average shares of common stock outstanding—basic and diluted	6,142,672	8,497,380

The accompanying notes are an integral part of these consolidated financial statements.

INTRINSIC MEDICINE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	Common Stock
	Outstanding Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of January 1, 2020	4,882,817	$1	$44	$(402)	$(357)
Issuance of common stock	—	—	—	—	—
Vesting of restricted common stock	2,322,851	—	—	—	—
Stock-based compensation	—	—	23	—	23
Net loss	—	—	—	(1,994)	(1,994)

Balance as of December 31, 2020	7,205,668	$1	$67	$(2,396)	$(2,328)

Issuance of common stock	200,000	—	216	—	216
Vesting of restricted common stock	2,314,519	—	—	—	—
Stock-based compensation	—	—	60	—	60
Vesting of early exercised stock options	5,000	—	1	—	1
Net loss	—	—	—	(11,953)	(11,953)

Balance as of December 31, 2021	9,725,187	$1	$344	$(14,349)	$(14,004)

The accompanying notes are an integral part of these consolidated financial statements.

INTRINSIC MEDICINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2021
Cash flows from operating activities:
Net loss	$(1,994)	$(11,953)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Non-cash research and development expense	325	—
Amortization of debt discount	221	1,102
Non-cash interest expense	68	308
Stock-based compensation	23	204
Change in fair value of financing derivatives	46	3,502
Change in fair value of future equity liabilities	457	2,768
Change in fair value of warrant liabilities	—	830
Gain on extinguishment of convertible notes payable	—	(98)
Gain on extinguishment of future equity liabilities	—	(24)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(30)	(86)
Accounts payable	10	105
Accrued liabilities and other current liabilities	—	300

Net cash used in operating activities:	(874)	(3,042)

Cash flows from financing activities:
Proceeds from the issuance of future equity liabilities	500	250
Proceeds from the issuance of convertible notes, net of issuance costs	1,074	4,931
Proceeds from exercise of stock options	—	123
Payments of deferred offering costs	—	(308)

Net cash provided by financing activities:	1,574	4,996

Net change in cash	$700	$1,954

Cash at beginning of year	120	820

Cash at end of year	$820	$2,774

Non-Cash Investing and Financing Activities:
Convertible notes proceeds allocated to financing derivatives	$320	989

Convertible notes proceeds allocated to warrant liabilities	—	1,326

Conversion of future equity liabilities to convertible notes	—	250

Issuance of common stock for consulting agreement	—	216

Deferred offering costs in accrued liabilities and other current liabilities	—	490

Derecognition of embedded derivatives upon extinguishment of convertible notes	—	239

Issuance of convertible note for research and development license	$325	—

Vesting of early exercised stock options	—	1

The accompanying notes are an integral part of these consolidated financial statements

INTRINSIC MEDICINE, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization

Description of Business

Intrinsic Medicine, Inc., or the Company, was originally incorporated as Lupa Bio, Inc. in Delaware in August 2018 and subsequently changed its name to Intrinsic Medicine, Inc. in August 2020 and has its principal operations in Seattle, Washington. The Company is a preclinical-stage therapeutics company leveraging synthetic biology-manufactured HiMO molecules as new medicines to treat large patient populations underserved by current treatment options. In October 2021, the Company established a subsidiary in Australia, Intrinsic Medicine AU PTY LTD, to support its business activities. As of December 31, 2021, the Australian component had not commenced operating independently.

Going Concern

In accordance with Accounting Standards Codification, or ASC, 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since inception, the Company has financed its operations primarily with proceeds from sales of simple agreements for future equity, or SAFEs, an accelerator contract for equity, or ACE, convertible notes and warrants. The Company has incurred recurring losses since inception, including a net loss of $2.0 million and $12.0 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, the Company had an accumulated deficit of $14.3 million, cash of $2.8 million and working capital of $0.1 million. The Company expects to generate operating losses for the foreseeable future as it continues to devote significant resources to research and development of its product candidates.

As of April 8, 2022, the issuance date of these consolidated financial statements, the Company expects that its existing cash of $2.5 million will not be sufficient to fund its operating expenses, research and development activities and debt service payments for the twelve months from the date of issuance of these consolidated financial statements. The future viability of the Company is largely dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

The Company is seeking to complete an initial public offering, or IPO, of its common stock. To continue operations until the closing of the IPO, the Company issued additional convertible notes for $2.2 million in gross proceeds in March 2022 (see Note 13). Upon the closing of a qualified public offering, on specified terms, the Company’s outstanding SAFEs and certain of the convertible notes will automatically convert into common stock. At the option of the holders, the Bridge Notes can be converted into, and the Warrants can be exercised for, the issuance of common stock. In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings or other capital sources. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into other arrangements. The terms of any financing may adversely affect the holding or rights of the Company’s stockholders.

If the Company is unable to obtain funding, the Company will be required to delay, reduce or eliminate some or all of its research and development programs and efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations.

Based upon the Company’s historical operating losses and negative cash flows from operations since inception, its expectation of continuing losses for the foreseeable future, and its need to raise additional capital to finance its future operations, management believes there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Impacts of COVID-19

The global COVID-19 pandemic continues to rapidly evolve. The Company continues to evaluate the impact COVID-19 may have on its ability to effectively conduct its business operations as planned, and it may not be able to avoid part or all of any impact from the spread of COVID-19 or its consequences. The COVID-19 pandemic outbreak has the potential to cause a disruption in the Company’s supply chain and may adversely impact economic conditions in North America, Europe and elsewhere. As a result of supply chain disruptions, the Company may experience delays in initiating or conducting any planned or future clinical trials if product material is delayed. Additionally, toxicology studies and clinical may be delayed as a result of supply chain disruptions as third-party contract research organizations, or CROs, experience potential backlogs in slotting. To the extent possible, the Company is conducting business as usual, with necessary or advisable modifications to employee travel and with its employees working remotely. The Company will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter its operations, including those that may be required by federal, state or local authorities, or that it determines are in the best interests of the Company’s employees and other third parties with whom it does business. The ultimate impact of the COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and will depend on future developments. The Company does not yet know the full extent of potential delays or impacts on its business, its planned or future clinical trials, healthcare systems or the global economy as a whole, but these delays could have a material impact on the Company’s operations.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the consolidated financial statements and accompanying notes in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. The accompanying consolidated financial statements include the accounts of Intrinsic Medicine, Inc. and its wholly-owned subsidiary, Intrinsic Medicine AU Pty LTD. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts when the facts and circumstances dictate. All revisions to accounting estimates are recognized in the period in which the estimates are revised. Significant estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the fair value of the Company’s financing derivatives, the fair value of the Company’s future equity liabilities, the fair value of warrant liabilities, and the fair value of common stock. These assumptions are more fully described in Note 5—Convertible Notes, Note 6—SAFE Liabilities, ACE and Stock Purchase Agreement, or Stock Purchase Agreement, or SPA, Note 7—Common Stock, and Note 8 – Stock Options.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company has determined that its chief operating decision makers are its Chief Executive Officer, or CEO, and its President and Chief Operating Officer, or COO, who jointly make operational decisions on behalf of the Company. The Company’s CEO and President and COO review the Company’s financial information on an aggregated basis for purposes of allocating resources and assessing financial performance.

Loss Contingencies

The Company may be involved in legal proceedings, claims and regulatory, tax or governmental inquiries and investigations that arise in the ordinary course of business resulting in loss contingencies. Loss contingencies are accrued for when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, the range of such reasonably possible losses would be disclosed. Loss contingencies considered remote are generally not disclosed. The Company had no loss contingencies accrued for the years ended December 31, 2020 and 2021.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the price that the Company would receive for an asset or pay to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 Inputs—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment. The Company’s convertible notes, financing derivatives, warrant liabilities, SAFE liabilities, and ACE liabilities were carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (see Note 3). The carrying value of the Company’s other financial instruments included in current assets and liabilities approximate their fair value principally due to the short-term maturities of these instruments.

Concentration of Credit Risk and Significant Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company has not experienced any credit losses on its cash. The Company maintains its cash balances in accounts held by major banks and financial institutions located in the United States and considers such risk to be minimal. Bank deposits in excess of the Federal Deposit Insurance Corporation insurance limit may be exposed to credit risk.

The Company is dependent on third-party consultants and various other third parties performing services for research and development activities in its product candidates. The Company relies on and expects to continue to rely on a small number of these organizations to supply it with its requirements for their product candidates. These product candidates could be adversely affected by a significant interruption with these parties.

Deferred offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process financings as deferred offering costs within non-current assets on the consolidated balance sheets, until such time the financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, for the issuances of common stock, in stockholder’s deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the period that the initial public offering is abandoned.

Research and Development Costs

Research and development costs are expensed as incurred, except when accounting for advance payments for goods or services not yet received. Research and development expenses consist of direct and indirect expenses incurred in connection with our research and development programs, including external expenses consisting of research and development expenses incurred under the Company’s license agreements, expenses incurred for CROs, investigative sites and consultants to conduct the Company’s planned preclinical studies; other expenses associated with contract manufacturing, labeling, packaging and distribution of clinical trial supplies; and fees paid for consulting services related to the Company’s drug development and regulatory efforts. Costs for direct development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its vendors. Indirect expenses consist of payroll, stock-based compensation and the allocation of certain management expenses.

Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.

The Company has entered into various research and development contracts with research institutions and other companies (see Note 10). These agreements are generally cancelable, and the related costs are recorded as research and development expenses as incurred. The historical accrual estimates made by the Company have not been materially different from the actual costs incurred.

In-process Research and Development (IPR&D)

The cost of licenses, patents, software, or other intangible assets that are purchased from third parties for a particular research and development project and have no alternative future uses in other research and development projects are treated as research and development costs at the time the costs are incurred.

General and Administrative Costs

General and administrative expenses consist primarily of management fees and other related costs, including payroll and stock-based compensation, for personnel in our executive and administrative functions. professional fees for legal, accounting, auditing, tax, consulting services, and travel expenses. The Company expenses general and administrative costs as incurred.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-based Compensation

The Company measures all stock options and restricted stock awards granted to employees, nonemployees, and directors based on the fair value on the date of the grant.

For stock options or restricted share awards with service conditions only, the Company uses the straight-line method to recognize compensation cost over each award’s requisite service period, which is generally the vesting period. For awards with both performance and service conditions, the Company recognizes expense based on the fair value of the performance awards over the estimated service period to the extent the achievement of the related performance criteria is estimated to be probable. At each reporting date, the Company evaluates whether any performance conditions related to a performance-based award have changed. The effect of any change in performance conditions is recognized as a cumulative catch-up adjustment in the period such change occurs, and any remaining unrecognized compensation expense would be recognized using the accelerated attribution method over the remaining requisite service period. The Company’s policy is to account for forfeitures when they occur.

The Company classifies stock-based compensation expense in its consolidated statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs or service payments are classified.

For restricted stock awards, the Company estimates the grant-date fair value using the estimated fair value of common stock on the date of grant. The fair value of common stock has historically been determined by the Company’s Board of Directors utilizing the current value method, or CVM, determined by a third-party valuation expert in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The CVM was considered the most suitable method, based on the stage of development of the Company and other relevant factors. Under the CVM, the enterprise value is calculated based on an assumed forced asset sale at a future date and the corresponding allocation of proceeds based on the rights and preferences of each class of equity.

Beginning in August 2021, the fair value of common stock has been determined by the Company’s Board of Directors utilizing the probability-weighted expected return method, or PWERM, determined by a third-party valuation expert. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the Company, assuming an IPO, alternative financing or a dissolution. The future value of common stock under each scenario is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an estimate of the value for common stock. A discount for lack of marketability is then applied to estimate the fair value of the common stock at the valuation date.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero because the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

In determining the exercise prices for options granted, the Company has considered the estimated fair value of the underlying common stock as of the measurement date. Significant changes to the key assumptions underlying the fair value of common stock could result in different fair values of common stock at each valuation date.

Interest Expense

Interest expense relates to non-cash interest incurred in relation to outstanding convertible notes and amortization of the original issuance discount using the effective interest method.

Income Taxes

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized in the future. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company provides reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit previously taken by the Company on filed tax returns or a position expected to be taken on future tax returns is more likely than not sustaining a challenge from the local tax authorities. The tax benefit recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. As of December 31, 2020 and 2021, the Company maintained a full valuation allowance against the Company’s net deferred tax assets.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for the periods presented in the accompanying consolidated financial statements.

Net Loss Per Share

Basic loss per share is computed by dividing net loss attributable to common stockholders by the basic weighted average number of shares outstanding. Diluted net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding and potentially dilutive securities outstanding for the period. For the years ended December 31, 2020 and 2021, basic loss per share is equal to diluted loss per share since the Company was in a loss position.

Recently Adopted Accounting Pronouncements

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted into law. The JOBS Act contains provisions that reduce certain reporting requirements for an emerging growth company. As an emerging growth company, the Company may elect to adopt new or revised accounting standards when they become effective for non-public companies, which typically is later than the date when public companies must adopt the newly issued accounting standards. The Company has elected to take advantage of the extended transition period provided by the JOBS Act. As a result of this election, the Company’s consolidated financial statements may not be comparable to companies that comply with public company effective dates.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosures, modifies certain disclosures, and adds additional disclosures. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The Company adopted the standard in fiscal year 2020 and updated the fair value measurement disclosures accordingly. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) –Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of ASC 740, Income Taxes. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of ASC 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 (and December 15, 2021 for nonpublic companies) and early adoption is permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective, or prospective basis. The Company adopted the standard in fiscal year 2021. The adoption did not have an impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 was issued to reduce the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock and improves the disclosures for convertible instruments and related earnings per share guidance. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related earnings per share guidance. For public entities that qualify as a filer with the SEC, excluding entities eligible to be smaller reporting companies, ASU 2020-06 is effective for fiscal annual periods beginning after December 15, 2021, including interim periods within those fiscal years. For nonpublic entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. ASU 2020-06 must be adopted as of the beginning of a company’s annual fiscal year. ASU 2020-06 may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition.

The Company early adopted the standard in fiscal year 2021 utilizing the modified retrospective method of transition. The adoption had no impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as subsequently amended, collectively, ASC 842, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors), and replaces the existing guidance in ASC 840, Leases, or ASC 840. In July 2018, the FASB issued ASU 2018-11, Leases

(Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. This guidance is effective for the Company for annual periods beginning after December 15, 2021, including interim periods within that fiscal year with early adoption permitted. The Company is currently assessing the impact that this standard will have on its consolidated financial statements and related disclosures but does not expect the impact to be material.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In November 2019, the FASB issued ASU 2019-10 to modify the effective date for ASU 2016-13 for other public business entities including smaller reporting companies, as defined by the SEC. This guidance will become effective for the Company beginning the first quarter of 2023. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements but does not expect the impact to be material.

3.	Fair Value Measurements

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The financial instruments measured at fair value on a recurring basis in the accompanying balance sheets consist of the following (in thousands):

Liabilities:

	Fair Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financing derivatives liabilities	$—	$—	$366	$366
Future equity liabilities	—	—	1,401	1,401

Total	$—	$—	$1,767	$1,767

	Fair Value Measurements as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financing derivatives liabilities	$—	$—	$4,618	$4,618
Future equity liabilities	—	—	4,145	4,145
Warrant Liabilities	—	—	2,156	2,156

Total	$—	$—	$10,919	$10,919

The fair value of the Company’s financing derivatives is determined using a with or without bond model, which incorporates assumptions and estimates to value the financing derivatives. The Company determined the fair value of the underlying derivatives based on third-party valuations using the following key inputs:

	As of December 31,
Significant Valuation Inputs	2020	2021
Annual discount rate	14.3% - 15.0%	20.0%
Time	0.25 - 2 years	0.33 - 1 year

The fair value of the Company’s SAFE liabilities is determined using a probability weighted expected return method, which incorporates assumptions and estimates to value the liabilities. The Company determined the fair value of the SAFEs based on third-party valuations using the following key inputs:

	As of December 31,
Significant Valuation Inputs	2020	2021
Discount at conversion	50.0 - 75.0%	50.0 - 75.0%
Annual discount rate	19.0%	20.0%
Time	0.25 - 2.0 years	0.33 - 1 year

The fair value of the Company’s ACE liability is determined using a Monte Carlo Simulation model, which incorporates assumptions and estimates to value the liability. The Company determined the fair value of the ACE based on third-party valuations using the following key inputs:

	As of December 31,
Significant Valuation Inputs	2020	2021
Discount at conversion	75.0%	65.0%
Annual discount rate	13.0%	20.0%
Time	0.25 - 2.0 years	0.33 - 1 year

The fair value of the Company’s warrant liabilities is determined using a Monte Carlo Simulation model, which incorporates assumptions and estimates to value the warrants. The Company determined the fair value of the warrant liabilities based on third-party valuations using the following key inputs:

	As of December 31,
Significant Valuation Inputs	2020	2021
Risk-free rate	—	1.21% - 1.33%
Annual discount rate	—	20.0%
Remaining expected life	—	4.34 - 4.68 years
Volatility	—	94.1%

There were no changes to the Company’s valuation methodologies during the years ended December 31, 2020 and 2021. There have been no transfers between fair value levels during the year ended December 31, 2020 and 2021.

The following table presents the changes in the Company’s Level 3 fair valued instruments for the years ended December 31, 2020 and 2021 (in thousands):

	Financing Derivatives	SAFE Liabilities	ACE Liability	Warrant Liabilities
Balance as of December 31, 2019	$—	$193	$251	$—
Issuances	320	500
Change in fair value. . . . . . . . . . . . . . . . .	46	15	442	—

Balance as of December 31, 2020 . . . . . .	$366	$708	$693	$—

Issuances	989	250	—	1,326
Change in fair value	3,502	16	2,752	830
Extinguishments. . . . . . . . . . . . . . . . . . . .	(239)	(274)	—	—

Balance as of December 31, 2021. . . . . ..	$4,618	$700	$3,445	$2,156

4.	Balance Sheet Components

Prepaid expenses and other current assets as of December 31, 2020 and 2021, consisted of the following (in thousands):

	As of December 31,
	2020	2021
Prepaid consulting services	$26	$181
Prepaid software licenses	4	7
Prepaid research and development	3	—
Rent deposit	—	3

Total prepaid expenses and other current assets	$33	$191

Accrued liabilities and other current liabilities as of December 31, 2020 and 2021, consisted of the following (in thousands):

	As of December 31,
	2020	2021
Accrued professional services	—	546
Accrued interest	68	377
Accrued legal fees	—	184
Deposit liability for unvested restricted stock – current portion	—	51
Accrued payroll expenses	—	46
Accrued research and development	15	23
Accrued other	1	4

Total accrued liabilities and other current liabilities	$84	$1,231

Other noncurrent liabilities as of December 31, 2020 and 2021, consisted of the following (in thousands):

	As of December 31,
	2020	2021
Deposit liability for unvested restricted stock	—	72

Total noncurrent liabilities	$—	$72

5.	Convertible Notes

2020 Convertible Notes

In February 2020, the Company entered into a Note Purchase Agreement, or the Agreement, under which it issued and sold to investors convertible promissory notes, the 2020 Notes. The Agreement allowed the Company to conduct one or more additional closings for the sale and issuance of additional convertible notes on or before March 31, 2020, or the Additional Closing. The Company and the investors amended the Agreement to extend the date of the Additional Closing to August 31, 2020. In February 2020, the Company issued $0.8 million in convertible notes to various investors. In May and July 2020, the Company issued an additional $0.6 million of convertible notes to additional investors. The Company incurred issuance costs in connection with the convertible notes of approximately $6,000.

The convertible notes initially were going to mature on the one-year anniversary of the issuance date of each individual convertible note. As discussed further below under 2020 Convertible Notes Amendment, in March 2021, the Company entered into Amendment No. 1, or the Amendment, with each investor to extend and align the maturity of all outstanding 2020 Notes to February 20, 2022. The convertible notes bear interest of 7% annually. Upon maturity, all principal and interest are due and payable in full unless converted before this date.

Upon the issuance of equity securities in a capital raising transaction, or a series of related capital raising transactions, that yields gross proceeds to the Company of at least $5.0 million, or a Qualified Financing, the outstanding principal amount and all accrued but unpaid interest will automatically convert into the equity securities issued at a price per share which is the lower of: (i) 80% of the lowest price per share paid by new cash investors purchasing equity securities in a Qualified Financing, or (ii) in the case of the convertible notes issued in February 2020, the price per share calculated on the basis of $6.0 million divided by the fully diluted number of shares outstanding or, in the case of the convertible notes issued in May and July 2020, $10.0 million divided by the fully diluted number of shares outstanding, or the valuation cap.

Upon a change of control or similar transaction, including but not limited to a change in the ownership of the Company consisting of the acquisition of more than 50% of the total fair market value or total voting power of the stock of the Company, or a change of control, prior to a Qualified Financing or repayment of the convertible notes, the Company shall, at the election of the holder, either: (i) repay the holder in cash in an amount equal to 300% of the principal and accrued but unpaid interest thereon; or (ii) convert the outstanding principal and accrued but unpaid interest thereon into shares of common stock at the conversion price which is calculated using the applicable valuation cap divided by the fully diluted number of shares outstanding at the date of conversion.

Upon the closing of a non-qualified financing in which the Company raises less than $5.0 million through the issuance of the Company’s equity securities, the holders of a majority of the outstanding principal under the 2020 Notes shall have the option to convert the principal and accrued but unpaid interest thereon into equity securities issued in such financing at a conversion price per share equal to the lower of: (i) 80% of the lowest price per share paid by new cash investors purchasing equity securities in the non-qualified financing; or (ii) the price per share calculated using the applicable valuation cap divided by the adjusted fully diluted number of shares outstanding at the date of conversion.

If the Company does not consummate a Qualified Financing on or before the maturity date, the holders may elect to convert the outstanding principal and accrued interest into common stock at the conversion price calculated using the applicable valuation cap divided by the fully diluted number of shares outstanding at the date of conversion.

In an event of default, as defined within the Agreement, the holders of the convertible notes have the right to put the convertible notes back to the Company and declare all obligations immediately due and payable. Additionally, upon an event of default, the interest accruing on the principal outstanding under the 2020 Notes will increase from 7% up to 10% annually.

The Qualified Financing redemption and change of control features were determined by management to be embedded derivative instruments to be accounted for separately from the convertible notes. These derivative instruments were initially measured at fair value and classified as liabilities on the consolidated balance sheets, with subsequent changes in fair value being recorded as a component of other expense in the consolidated statements of operations and comprehensive loss. The Company determined the fair values of the Qualified Financing redemption and change of control features based on third-party valuations using a with and without bond model. The fair value of the features was determined to be $0.2 million for the convertible notes issued in February 2020. For the convertible notes issued in May and July of 2020, the fair value of the features was determined to be $0.1 million. The fair value of the embedded derivative instruments as well as issuance costs were recognized as an issuance discount to the convertible notes at inception and amortized as interest expense using the effective interest method. The Company amortized $0.2 million of the debt discount and accrued interest of $0.1 million related to the convertible notes during the year ended December 31, 2020. The effective interest rate at issuance was 36.5%, 32.5% and 32.6% for the convertible notes issued in February, May and July, respectively.

2020 Convertible Notes Amendment

Effective March 2021, the Company entered into the Amendment to extend and align the maturity of all outstanding 2020 Notes to February 20, 2022. No further terms of the Notes were amended.

The Company concluded that the Amendment, which only amended the maturity date, represented an extinguishment with regard to all 2020 Notes issued in February and May 2020 as the Amendment was executed at or near the contractual maturity date. The amended 2020 Notes were measured and recorded at fair value on the date of the Amendment and the difference between the fair value and the net carrying amount of the extinguished 2020 Notes and related embedded derivatives was recognized as an extinguishment gain in the consolidated statements of operations and comprehensive loss. As of the date of the Amendment, the Company determined the fair value of the amended 2020 Notes to be $0.9 million and $0.1 million for the 2020 Notes originally issued in February and May, respectively, and recorded a gain on extinguishment of approximately $0.1 million related to the extinguishment.

The embedded derivative instruments originally identified continued to be accounted for separately from the convertible notes. These derivative instruments were initially measured at fair value and classified as liabilities on the consolidated balance sheets, with subsequent changes in fair value being recorded as a component of other expense in the consolidated statements of operations and comprehensive loss. The fair value of the features was determined to be $0.2 million and recognized as an issuance discount to the convertible notes at inception and are amortized as interest expense using the effective interest method. The effective interest rate for the newly issued convertible notes was 34.0% and 33.7% for the Notes originally issued in February and May, respectively.

For the Notes issued in July 2020, the Amendment date was not deemed near the debt’s stated maturity and the Company concluded that the terms of the Amendment were not substantially different from the original 2020 Notes and therefore applied modification accounting. At the effective date of the Amendment, the Company determined a new effective interest rate based on the carrying amount of the July 2020 Notes to amortize the remaining discount over the amended life of the Notes. The effective interest rate for the modified July 2020 Notes was 17.9%.

The Company amortized $0.3 million of debt discount and accrued interest of $0.1 million related to the 2020 Notes during the year ended December 31, 2021.

2021 Convertible Notes (Bridge Notes)

From August to September 2021, the Company entered into a Securities Purchase Agreement with various investors, pursuant to which the Company issued to each investor a 12% senior secured convertible promissory note, or the Bridge Notes, and common stock warrants, or the Bridge Warrants. The Company issued Bridge Notes with an aggregate principal amount of approximately $5.4 million, which includes the conversion of the 2021 SAFEs disclosed in Note 6. The Bridge Notes bear interest at 12% per year and mature nine months from the date of issuance of each respective Bridge Note. The Bridge Notes will convert to common stock at a discount of 65% of the price per share at which a Bridge Liquidity Event is consummated, defined within the Securities Purchase Agreement as an offering of common stock (or units consisting of common stock and warrants to purchase common stock) resulting in the listing for trading of the common stock on the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange.

In connection with the Securities Purchase Agreement, the Company entered into a Security Agreement with the holders of the Bridge Notes granting the holders a priority first lien security interest in all of the assets of the Company as collateral to secure the Company’s obligations with regard to the Bridge Notes.

Pursuant to the agreement, the Company may extend the maturity date of the Bridge Notes for an additional three months, but only to complete a financing transaction with a minimum of $10.0 million in gross proceeds to the Company. Upon such extension, the outstanding principal of the Bridge Notes will automatically increase by 30% and the interest rate will increase to 15% per year.

Upon the occurrence of a Bridge Liquidity Event, the holder shall have the right, at the holder’s option, to convert the Bridge Note, in whole or in part, including any outstanding principal amount and any unpaid accrued interest, into shares of common stock, or Conversion Shares, at a price per share equal to 65% of the price per share at which a Bridge Liquidity Event is consummated, the Conversion Price.

If the Company enters into a merger or consolidation, effects any sale or other disposition of all or substantially all of its assets, or 50% or more of the ownership of the Company’s common stock is acquired, defined as a Fundamental Transaction, or a Change of Control, the holders have the right to receive shares of common stock of the successor or acquiring corporation or of the Company if it is the surviving corporation. In the event of a Fundamental Transaction of at least $10 million which is not a public offering, the holder may, in its sole discretion, choose to have the Bridge Note repaid at 120% of the principal amount due, plus accrued interest.

In an Event of Default, defined as any default in payment of principal or interest, any default on other obligations of the Company under any mortgage, credit agreement or other facility, the Company disposes an excess of 33% of its assets, or the occurrence of a bankruptcy event, the holders of the Bridge Notes have the right to put the Bridge Notes back to the Company and declare the outstanding principal, accrued interest, liquidated damages and any other amounts owed immediately due and payable. The amount payable would increase to 120% of the outstanding principal amount plus 120% of accrued and unpaid interest. Commencing upon the occurrence of any Event of Default, the interest rate would also increase to 15% per year until repayment. If any amounts remain unpaid after the date that is 12 months after the original issue date, the Company would be required to make monthly payments of 5% of its gross revenue for the previous month until each Bridge Note is paid in full.

The Company has the option to prepay the Bridge Notes at any time at an amount equal to the outstanding principal amount plus accrued and unpaid interest, liquidated damages and any other amounts owed.

The conversion of the Bridge Notes is subject to a 4.99% beneficial ownership limitation of the number of shares of common stock outstanding immediately after the issuance of shares upon conversion of the Bridge Notes. The holder may, in its sole discretion, increase or decrease the beneficial ownership limitation, provided that it does not exceed 9.99% of the number of shares of common stock outstanding.

The Company determined that the Bridge Liquidity Event redemption, Fundamental Transaction redemption, Event of Default redemption, and interest reset upon Event of Default or maturity date extension features are embedded derivative instruments to be accounted for separately from the Bridge Notes. These derivative instruments were initially measured at fair value and classified as liabilities on the consolidated balance sheets, with subsequent changes in fair value being recorded as a component of other expense in the consolidated statements of operations and comprehensive loss. The Company determined the fair value of these embedded derivatives based on third-party valuations using a with and without bond model. At issuance, the fair value of the features was determined to be $0.8 million. The fair value of the embedded derivative was recognized as an issuance discount to the Bridge Notes at inception and are amortized as interest expense using the effective interest method. As of December 31, 2021, the fair value of the features was determined to be $1.4 million. The change in fair value of $0.6 million was recorded as other expense in the accompanying consolidated statements of operations and comprehensive loss.

Bridge Warrants

Concurrently with the issuance of the Bridge Notes, the Company issued Bridge Warrants to each investor. Holders of the Bridge Warrants are entitled to purchase from the Company up to 50% of the number of shares of common stock, or Bridge Warrant Shares, issuable upon the full conversion of the Bridge Notes. For purposes of calculating the number of Bridge Warrant Shares issuable, the number of shares of common stock issuable upon conversion of the Bridge Notes shall be deemed to equal (x) the original principal amount plus any unpaid accrued interest on the Bridge Note on the date of such calculation divided by (y) the Conversion Price. The Bridge Warrants are silent as to the conversion price if a Bridge Liquidity Event or Fundamental Transaction is not completed prior to 5 years from the date the Bridge Warrants were issued, the Expiration Date.

The exercise price per share under the Bridge Warrant will be equal to 125% of the Conversion Price. The Bridge Warrants are exercisable for five years from the issuance date of each Bridge Note.

If there is an (i) Event of Default or (ii) the maturity date of the Bridge Note is extended in the case of a contemplated financing with a minimum net amount of $10 million, then the amount of Bridge Warrant Shares to be received by the holder shall be automatically increased to 75% of the maximum number of shares of common stock issuable upon the full conversion of the Bridge Notes.

The exercise of the Bridge Warrants is subject to a 4.99% beneficial ownership limitation of the number of shares of common stock outstanding immediately after the issuance of shares upon exercise of the Bridge Warrant. The holder may increase or decrease the beneficial ownership, at its sole discretion, provided that it does not exceed 9.99% of the number of shares of common stock outstanding.

If at any time while the Bridge Warrants are outstanding, the Company issues any shares of common stock for a consideration per share less than the Bridge Warrant exercise price, then the exercise price of the Bridge Warrants would be reduced to such price and the number of Bridge Warrant Shares issuable shall be increased accordingly.

If at any time the Company grants, issues or sells any common stock equivalents or rights to purchase stock, warrants, securities or other property pro rata to the holders of common stock, then the holder will be entitled to acquire the rights which the holder would have acquired upon complete exercise of the Bridge Warrant.

If at any time while the Bridge Warrants are outstanding, the Company pays any dividend or other distribution to holders of shares of common stock, then the holder is entitled to participate in such distribution to the same extent as if the holder had held the number of shares acquirable upon exercise of the Bridge Warrant.

If at any time while the Bridge Warrants are outstanding, the Company pays a stock dividend on shares of its common stock, subdivides outstanding shares of common stock into a larger number of shares, combines (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares, or issues by way of reclassification of shares of common stock or any shares of capital stock of the Company, then the exercise price will be multiplied by the number of shares of common stock outstanding immediately before such event divided by the number of shares of common stock outstanding immediately after such event. The number of shares issuable upon exercise of the Bridge Warrant will be proportionately adjusted such that the aggregate exercise price of the Bridge Warrant will remain unchanged.

The Bridge Warrant and all rights thereunder are transferable, in whole or in part. The holders are not entitled to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise, except as indicated above.

If a Fundamental Transaction occurs, then, upon exercise of the Bridge Warrant, the holders have the right to receive, for each Bridge Warrant Share that would have been issuable upon such exercise, at the option of the Holder, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, the Company or any successor entity shall, at the holder’s option, be required to purchase the Bridge Warrant from the holder by paying an amount of cash equal to the fair value of the Bridge Warrant on the date of the consummation of such Fundamental Transaction.

The Bridge Warrants were classified as liabilities and initially measured at fair value. Subsequent changes in fair value were measured and recorded through other expense in the consolidated statements of operations and comprehensive loss. The Company determined the fair value of the Bridge Warrants based on third-party valuations using a Monte Carlo Simulation model. The fair value at issuance was determined to be $1.2 million and was recognized as an issuance discount to the Bridge Notes and is amortized as interest expense using the effective interest method.

Issuance Costs and Placement Agent Warrant

The Company incurred issuance costs of $0.2 million related to the Bridge Notes, which included a commission to the placement agent of 4% of gross proceeds raised. The issuance costs were recognized as an issuance discount to the Bridge Notes and are amortized as interest expense using the effective interest method.

In addition, the Company incurred an obligation to issue a warrant, or the Placement Agent Warrant, for the purchase of shares of common stock. The Placement Agent Warrant entitles the holder to purchase from the Company up to 5% of the number of shares of common stock, or Placement Agent Warrant Shares, (i) issued upon conversion of the Bridge Notes in connection with this offering (assuming full conversion of the Bridge Notes as of the closing of this offering), and (ii) exercisable under the Bridge Warrants. The Placement Agent Warrant is non-exercisable or transferrable for six months after the date of the closing of the Bridge Notes and will be exercisable and expire five years after such closing. As of December 31, 2021, the Placement Agent Warrant was not issued to the Placement Agent. On April 6, 2022, the Company issued the Placement Agent Warrant (see Note 13).

The Placement Agent Warrant exercise price is equal to 125% of the price per share at which a Bridge Liquidity Event is consummated.

The exercise of the Placement Agent Warrant is subject to a 4.99% beneficial ownership limitation of the number of shares of common stock outstanding immediately after the issuance of shares upon exercise of the Placement Agent Warrant. The holder may increase or decrease the beneficial ownership, at its sole discretion, provided that it does not exceed 9.99% of the number of shares of common stock outstanding.

If at any time while the Placement Agent Warrant is outstanding, the Company issues any shares of common stock for a consideration per share less than the Placement Agent Warrant exercise price, then the exercise price would be reduced to such price or $1.70, whichever is greater, and the number of Placement Agent Warrant Shares issuable shall be increased such that the aggregate exercise price remains unchanged.

If at any time the Company grants, issues or sells any common stock equivalents or rights to purchase stock, warrants, securities or other property pro rata to the holders of common stock, then the holder will be entitled to acquire the rights which the holder would have acquired upon complete exercise of the Placement Agent Warrant.

If at any time while the Placement Agent Warrant is outstanding, the Company pays any dividend or other distribution to holders of shares of common stock, then the holder is entitled to participate in such distribution to the same extent as if the holder had held the number of shares acquirable upon exercise of the Placement Agent Warrant.

If at any time while the Placement Agent Warrant is outstanding, the Company pays a stock dividend on shares of its common stock, subdivides outstanding shares of common stock into a larger number of shares, combines (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares, or issues by way of reclassification of shares of common stock or any shares of capital stock of the Company, then the exercise price will be multiplied by the number of shares of common stock outstanding immediately before such event divided by the number of shares of common stock outstanding immediately after such event. The number of shares issuable upon exercise of the Bridge Warrant will be proportionately adjusted such that the aggregate exercise price of the Placement Agent Warrant will remain unchanged.

The Placement Agent Warrant and all rights thereunder are transferable, in whole or in part. The holders are not entitled to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise, except as indicated above

The Placement Agent Warrant obligation was classified as a liability and initially measured at fair value. Subsequent changes in fair value are measured and recorded through other expense in the consolidated statements of operations and comprehensive loss. The Company determined the fair value of the Placement Agent Warrant obligation based on third-party valuations using a Monte Carlo Simulation model. The fair value was determined to be $0.2 million at the obligation date and $0.3 million as of December 31, 2021. The change in fair value of $0.1 million was recorded in the accompanying consolidated statements of operations and comprehensive loss.

Debt Discount for Bridge Notes

The fair value of the embedded derivative instruments, Bridge Warrants, Placement Agent Warrant, and issuance costs were recognized as an issuance discount to the Bridge Notes at inception and amortized as interest expense using the effective interest method. The Company amortized $0.8 million of the debt discount and accrued interest of $0.2 million related to the Bridge Notes during the year ended December 31, 2021. The effective interest rate of the Bridge Notes is approximately 92.9%.

The Company’s outstanding convertible notes as of December 31, 2020 and 2021 were as follows (in thousands):

	As of December 31,
	2020	2021
Principal amount of convertible notes, current	$1,405	$1,542
Less: discount	(105)	(46)

Convertible notes, net of discount, current	$1,300	$1,496

	As of December 31,
	2020	2021
Principal amount of convertible notes, non-current	$—	$5,410
Less: discount	—	(1,496)

Convertible notes, net of discount, non-current	$—	$3,914

The 2020 Notes are classified as short-term liabilities as the maturity date is within one year from the balance sheet date. The maturity of the Bridge Notes was extended on March 29, 2022 to December 31, 2023 (see Note 13). Therefore, the Bridge Notes are classified as long-term liabilities. The fair value of the convertible notes approximated their carrying value as of December 31, 2020 and 2021.

6.	Future Equity Liabilities

Future equity liabilities as of December 31, 2020 and 2021, consisted of the following (in thousands):

	As of December 31,
	2020	2021
2019 SAFEs	$205	$203
2020 SAFEs	503	497
ACE liability	693	3,445

Total future equity liabilities	$1,401	$4,145

2019 SAFEs

In September 2019, the Company entered into three separate SAFEs, with the company’s founders, or the 2019 SAFEs. The Company received gross proceeds of $137,095, the 2019 SAFE purchase amount, which equaled the aggregate amount of expenses the founders had incurred and paid on behalf of the Company in order to start its operations. The 2019 SAFEs have no interest rate or maturity date, and the SAFE investors have no voting rights prior to conversion into capital stock.

Each 2019 SAFE provides the investor a right to purchase shares of the Company’s capital stock to be issued by the Company in subsequent rounds of funding. If there is a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of preferred stock at a fixed pre-money valuation, or an Equity Financing, before the termination of the agreements, the 2019 SAFEs will automatically convert into the number of shares of the SAFE preferred stock equal to the payment received from each investor, divided by the price per share of the preferred stock sold in the Equity Financing multiplied by the discount rate of 50%.

Upon a change of control or the Company’s first firm commitment for underwritten IPO, deemed a Liquidity Event, before the termination of the 2019 SAFEs, the investors will, at their option, receive either a cash payment equal to the 2019 SAFE purchase amount or a number of shares of common stock equal to the 2019 SAFE purchase amount divided by the fair market value of the common stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the discount rate of 50%.

If there is a voluntary termination of operations, a general assignment for the benefit of the Company’s creditors or any other liquidation, dissolution or winding up of the Company, or a Dissolution Event, before the expiration or termination of the 2019 SAFEs, the investors will automatically be entitled to receive a portion of proceeds equal to the 2019 SAFE purchase amount. The 2019 SAFEs will be settled prior and in preference to any distribution on outstanding shares of common stock while the 2019 SAFEs are outstanding, other than dividends on common stock payable in common stock or repurchases of common stock held by employees, officers, directors, or nonemployees of the Company or its subsidiaries or repurchases in connection with the settlement of disputes with any stockholder.

The 2019 SAFEs will automatically expire and terminate upon either the issuance of capital stock to the investor pursuant to the conversion of the 2019 SAFEs, or the repayment of the amount due in the case of a Liquidity Event or Dissolution Event.

The Company concluded that the 2019 SAFEs are financial instruments that require liability classification and would be required to be initially recorded at fair value, with subsequent changes in fair value recorded in other expense on the consolidated statements of operations and comprehensive loss at each reporting date. The fair value of the 2019 SAFEs was determined to be $0.2 million for each of the years ended December 31, 2020 and 2021. The increase in fair value of $12,000 and the decrease in fair value of $2,000 was recorded in other expense in the accompanying consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2021, respectively.

2020 SAFEs

In October and December 2020, the Company entered into three separate SAFEs, or the 2020 SAFEs, with certain investors. The Company received gross proceeds of $0.5 million, the 2020 SAFE purchase amount, from the issuance of the 2020 SAFEs. The 2020 SAFE agreements had no interest rate or maturity date, and the SAFE investors have no voting rights prior to conversion.

If there is a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of preferred stock at a fixed pre-money or post-money valuation, or an Equity Financing, before the termination of the agreements, the 2020 SAFEs will automatically convert into the number of shares of SAFE preferred stock equal to the 2020 SAFE purchase amount divided by the price per share of the preferred stock sold in the Equity Financing, multiplied by the discount rate of 75%.

Each 2020 SAFE provides the investor a right to purchase shares of the Company’s capital stock to be issued by the Company in subsequent rounds of funding. If there is a Liquidity Event, including a direct listing under the 2020 SAFEs, before the termination of the 2020 SAFEs, the investors will automatically be entitled to receive an amount equal to the greater of the 2020 SAFE purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the fair market value of the Company’s common stock at the time of the Liquidity Event multiplied by the discount rate of 75%.

If there is a Dissolution Event before the termination of the 2020 SAFEs, the investors will automatically be entitled to receive a portion of proceeds equal to the 2020 SAFE purchase amount. In case of a Liquidity Event or Dissolution Event, the 2020 SAFEs are intended to operate like standard non-participating preferred stock. The investor’s right to receive its purchase amount is junior to payment of outstanding indebtedness and creditor claims, on par with payments for other SAFEs and/or preferred stock, and senior to payments for common stock.

The 2020 SAFEs will automatically terminate immediately following the earliest to occur of the issuance of capital stock to the investor pursuant to the automatic conversion of the 2020 SAFEs, or the repayment of the 2020 SAFE purchase amount due to a Liquidity Event or Dissolution Event.

The Company concluded that the 2020 SAFEs are financial instruments that require liability classification and would be required to be initially recorded at fair value, with subsequent changes in fair value recorded in other expense on the consolidated statements of operations and comprehensive loss. The fair value of the 2020 SAFEs was determined to be $0.5 million as of December 31, 2020 and 2021. The increase in fair value of $2,500 and the decrease of $5,500 in fair value was recorded in other expense in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2021, respectively.

2021 SAFEs

In June and July 2021, the Company entered into three separate SAFEs with investors, or the 2021 SAFEs. The Company received a total of $0.3 million, the 2021 SAFE purchase amount, from the issuance of the 2021 SAFEs.

If there is a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of preferred stock at a fixed pre-money or post-money valuation, or an Equity Financing, before the termination of the agreements, the 2021 SAFEs will automatically convert into the number of shares of SAFE preferred stock equal to the 2021 SAFE purchase amount divided by the price per share of the preferred stock sold in the Equity Financing.

If there is a Liquidity Event, defined as a change of control, direct listing, or IPO, before the termination of the 2021 SAFEs, the investors will automatically be entitled to receive a portion of the proceeds due and payable immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the fair market value of the common stock at the time of the Liquidity Event.

The 2021 SAFEs contain a Most Favored Nation provision, or MFN Amendment Provision, whereby should the Company issue any subsequent convertible securities, as defined by the 2021 SAFE agreements, with terms more favorable than those of the 2021 SAFEs (including, without limitation, a valuation cap and/or discount) prior to the termination of the 2021 SAFEs, the investor has the option to require the Company to amend and restate the 2021 SAFEs to be identical to the instruments evidencing the subsequent convertible securities with no additional consideration being required.

The Company concluded that the 2021 SAFEs were financial instruments that require liability classification and would be required to be initially recorded at fair value, with subsequent changes in fair value recorded in other expense on the accompanying consolidated statements of operations and comprehensive loss. The Company determined the fair value of the 2021 SAFEs at issuance was equal to the proceeds received of $0.3 million.

In September 2021, the investors elected to exchange their 2021 SAFEs for Bridge Notes, with the face value representing each investor’s purchase amount, and Bridge Warrants (see Note 5), based on the MFN Amendment Provision. Concurrent with the conversion into Bridge Notes, the Company issued to each investor Warrants with the same terms and rights of those issued to the Bridge Note investors.

Immediately prior to their conversion (extinguishment), the Company measured the fair value of the 2021 SAFEs, determining the fair value to have increased $24,000 from the date of issuance. The $24,000 increase in fair value of the 2021 SAFEs prior to conversion was recorded in other expense in the accompanying consolidated statements of operations and comprehensive loss. Upon conversion, the Company recognized a gain on extinguishment of $24,000, which was recorded in other expense in the accompanying consolidated statements of operations and comprehensive loss.

ACE and SPA Agreement

In September 2019, the Company entered into two agreements with SOSV IV LLC, or SOSV, whereby SOSV purchased an 8% equity interest in the Company under the SPA Agreement and also provided seed funding of $0.3 million under an accelerator contract for equity, or ACE. The ACE was intended to provide funding to the Company for participation in the IndieBio accelerator program and ongoing operational expenses. In connection with the ACE, SOSV paid the Company $0.2 million directly and $50,000 to the IndieBio program on behalf of the Company.

Under the SPA Agreement, SOSV purchased 869,566 shares of common stock at $0.0001 per share. The SPA Agreement contains an anti-dilution protection clause to maintain SOSV’s 8% interest at all times immediately prior to the Company executing a financing of an aggregate amount of at least $0.4 million in cash from a bona fide sale of new securities to third-party investors, or a SPA Qualified Financing. Upon the Company issuing the convertible notes in 2020, the anti-dilution protection lapsed. SOSV also holds the right to purchase its pro rata portion of 8% of any future issuance of new securities set aside by the Company for purchase by investors in any SPA Qualified Financing, provided that such right will terminate at the earlier of an IPO or a change in control.

Under the ACE, if there is an Equity Financing, which is defined as the sale and issuance of the Company’s common stock or preferred stock of an aggregate of at least $0.4 million before the expiration or termination of the agreement, the instrument will automatically convert into a number of shares that is equal to the purchase amount divided by the conversion price. The conversion price is defined as the lower of: (i) the price per share equal to $3.0 million divided by the Company Capitalization immediately prior to the Equity Financing, defined as the sum of all shares of capital stock issued and outstanding on an as-converted basis assuming exercise or conversion of all outstanding vested and unvested options, warrants or other convertible securities, but excluding the ACE and any subsequent investment instruments or convertible promissory notes issued after the effective date of the ACE, plus all shares of common stock reserved and available for grant under any equity incentive plan of the Company, or (ii) the price per share of equity sold in such Equity Financing multiplied by the discount percentage of 80%.

If the Company raises less than $0.4 million through the issuance of the Company’s equity securities in a future bona fide equity financing with third-party investors, the holder of the ACE shall have the option, at its sole discretion, to convert the purchase amount into a number of shares of stock issued in such equity financing equal to the purchase price divided by (i) the per share price determined by dividing $3.0 million by the Company Capitalization, or (ii) the price per share of equity sold in such equity financing multiplied by the discount percentage of 80%, whichever calculation results in the holder receiving the greater number of shares of stock.

If, there is a Liquidity Event before the expiration or termination of the ACE, the investor will receive from the Company a cash payment equal to the greater of: (i) two times the purchase amount, or (ii) the amount the investor would have received in connection with such Liquidity Event as a stockholder of the Company, if the purchase amount had been converted immediately prior to the effectiveness of the Liquidity Event into a number of shares of common stock equal to the purchase amount divided by the Liquidity Price, defined as the price per share equal to $3.0 million divided by the number of shares outstanding immediately prior to the Liquidity Event, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding the ACE and other instruments and convertible promissory notes issued after the effective date of the ACE, on a per share basis.

If there is a Dissolution Event before the expiration or termination of the instrument, the Company will pay the investor an amount equal to the purchase amount immediately prior to, or in concurrence with, the consummation of the Dissolution Event. This will be paid prior to distributions to any other holders of the Company’s common or preferred stock.

The ACE will expire and terminate upon issuance of stock to the investor pursuant to an Equity Financing, upon payment to the investor pursuant to a Liquidity or Dissolution Event, or by written notice to the Company at any time after the agreement date at the investor’s discretion.

If the ACE remains outstanding on the anniversary of its effective date, the holder may at its sole discretion, and at any time after the anniversary date, elect to do any of the following: (i) convert all or any part of the purchase amount into common stock at a conversion price equal to 80% multiplied by $3.0 million divided by the Company Capitalization, as defined in the ACE, of the Company; or (ii) agree to continue the ACE and review the arrangement on the next anniversary of the effective date.

Should the Company, while the ACE is outstanding, issue to an investor a financing instrument with terms more favorable than the terms of the agreement, the ACE investors shall acquire such more favorable terms or benefit from such additional terms. Upon the issuance of the 2020 SAFEs, the ACE investor acquired the more favorable discount percentage utilized to determine the conversion price of 75%. Additionally, the ACE investor acquired the right to receive, if issued, a dividend in an amount equal to the product of the dividend payable on each share of common stock and the number of shares of common stock then issuable upon conversion of such ACE into common stock.

Upon the issuance of the convertible notes in February 2020, the ACE began accruing interest on the original purchase amount at 7% annually and up to 10% annually upon an Event of Default. In addition, upon a Change of control, the original purchase amount plus all accrued and unpaid interest shall be redeemed, plus a premium of 300% of the original purchase amount. Lastly, the ACE investor acquired rights equivalent to unsecured outstanding debt with respect to repayment priority.

Upon the issuance of the Bridge Notes in August 2021, the ACE investor acquired the more favorable discount percentage utilized to determine the conversion price of 65% and the ACE began accruing interest on the original purchase amount at 12% annually and up to 15% annually upon an Event of Default or upon the extension of the maturity date of the Bridge Notes. In addition, the investor acquired the warrant for common stock rights to purchase up to 50% of the number of shares of common stock issuable upon the full conversion of the ACE, and 75% in an Event of Default or an extension of the maturity date of the Bridge Notes, at an exercise price equal to the exercise price for the Bridge Warrants. Refer to Note 5 for the full terms of the Bridge Warrants and related rights acquired by the ACE investor.

The Company concluded that the ACE and SPA Agreement are freestanding contracts as they are legally detachable and separately exercisable. The ACE was classified as a liability and is recorded at fair value, with subsequent changes in fair value recorded in other expense in the consolidated statements of operations and comprehensive loss. The difference between the fair value of the ACE liability at inception and the cash received was approximately $4,000 and allocated to the SPA Agreement and recorded to additional paid in capital. The fair value of the ACE was determined to be $0.7 million and $3.4 million (including the fair value of the warrant rights to purchase common shares) as of December 31, 2020 and 2021, respectively. The change in fair value of $0.4 million and $2.8 million was recorded in other expense in the accompanying consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2021, respectively.

7.	Common Stock

In October 2021, the Company’s Board of Directors unanimously approved an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of $0.0001 par value common stock from 12,000,000 shares to 35,000,000 shares. The amendment became effective in November 2021. As of December 31, 2020 and 2021, there were 10,473,158 and 11,553,158 shares legally issued and outstanding. This includes 3,267,490 and 952,971 shares of unvested restricted common stock. The Company further had 875,000 unvested early exercised stock options for the year ended December 31, 2021. The Company’s unvested restricted common stock and unvested early exercised stock options are not considered outstanding for accounting purposes as it remains subject to repurchase until the award vests, but legally the unvested restricted common stock is outstanding. Each holder of common stock is entitled to one vote per share of common stock held.

The Company cannot declare, pay or set aside any dividends on shares of common stock (other than dividends on shares of common stock payable in shares of common stock) unless the outstanding 2019 SAFE purchase amounts are repaid to the investors. The ACE, 2020 SAFEs, Bridge Warrants, and Placement Agent Warrant holders will also receive a dividend in an amount equal to the product of the dividend payable on each share of common stock and the number of shares of common stock then issuable upon conversion of such instruments into common stock.

In 2019, the Company issued an aggregate 9,919,583 shares of restricted common stock under agreements with founders of the Company in which the holders were granted restricted common stock at par value of $0.0001 per share, or founder shares. The fair value of the founder shares at issuance was determined to be $0.01. The founder shares vest over a three-year period with upfront vesting of 25%. The Company’s restricted common stock remains subject to repurchase at the lower of cost and fair value until such time they have vested. The proceeds related to the unvested restricted common stock are recorded as a deposit liability until the stock vests, at which point they are reclassified to equity. For the year ended December 31, 2020 and 2021, total compensation expense related to restricted common stock awards was approximately $23,000.

In September 2019, the Company issued 869,566 shares of common stock in aggregate to SOSV under the SPA (see Note 6).

The number of shares of common stock that have been reserved for the potential conversion of convertible notes and the ACE as of December 31, 2020 and 2021, are presented in Note 9.

In 2020, the Company entered into restricted common stock agreements with nonemployees, whereby each nonemployee agreed to purchase 50,000 shares of restricted common stock at $0.0001 per share. The fair value of these shares at issuance was determined to be $0.01. The respective shares vest over a two-year period. Total compensation expense related to this agreement was approximately $1,000.

In August 2021, the Company entered into a consulting agreement to receive strategic business consulting services in exchange for cash and common stock shares. The term of the consulting agreement was for a period of six months, at which point the agreement can be extended for another six months with the written consent of both parties. The Company paid $0.3 million to the consultant for the consulting services, which was included in prepaid expenses and other current assets on the consolidated balance sheet and will be amortized to general and administrative expense over the 6-month service period. For the year ended December 31, 2021, the Company recognized $0.2 million of the cash payment for services rendered. The remaining $0.1 million will be recognized over the remaining service period, approximately two months.

In addition to the cash payment, the Company was required to issue 200,000 shares of the Company’s common stock. The issuance of the 200,000 shares required an amendment of the Company’s articles of incorporation to increase the number of shares authorized thereunder, as the number of shares authorized was insufficient to settle the common stock award liability when the contract was executed. In October 2021, the Company’s Board of Directors unanimously approved an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of $0.0001 par value common stock from 12,000,000 shares to 35,000,000 shares. The amendment became effective in November 2021, following which, the Company issued 200,000 shares to the consultant pursuant to a separate common stock issuance agreement.

The shares issued under the consulting agreement include a feature, the Dilution Feature, requiring the Company to adjust the number of shares to be issued and delivered to the consultant to take into account any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the Company’s stock which may occur between the date of the execution of the Consulting Agreement and an IPO. Pursuant to this clause, upon a reverse stock split of the Company’s common stock prior to the Company’s IPO, the

Company is required to issue additional shares such that the consultant will have 200,000 shares of common stock. The Company concluded that Dilution Feature represented a performance condition, as it would increase the value of consideration provided to the consultant and is contingent upon the Company’s consummation of a reverse stock split prior to an IPO. The Company determined that achievement of the condition was not probable as of December 31, 2021, and therefore no stock-based compensation expense for the year ended December 31, 2021, was recognized for this feature. The consultant shall not receive more than 9.99% ownership in the Company as a result of this feature.

The Company concluded that the shares issued for the consulting agreement require accounting under ASC 718 as share-based compensation to nonemployees. Upon execution of the consulting agreement, the Company measured the fair value of the share issuance liability to be amortized over the 6-month term of the agreement, which was determined to be $0.2 million. As the Company recognized the related stock-based compensation expense, a share issuance liability was recorded.

Upon settlement of the share issuance liability, settled through the issuance of shares in November 2021, the Company remeasured the shares issued at the fair value of common stock, which was determined to be approximately $216,000. The Company recognized the fair value of the shares issued into equity upon issuance, settled the share issuance liability of $60,000, and recognized the remaining $156,000 into other current assets to be recognized over the remaining term of the consulting agreement as stock-based compensation expense. For the year ended December 31, 2021, the Company recognized stock-based compensation expense of approximately $144,000, which is included in general and administrative expense in the accompanying consolidated statement of operations and comprehensive loss. As of December 31, 2021, the remaining balance of approximately $72,000 is included in other current assets within the consolidated balance sheets and will be amortized over the remaining service period, which is approximately two months.

A summary of restricted common stock activity during the years ended December 31, 2020 and 2021, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock as of December 31, 2019	5,490,341	$0.01
Granted	100,000	$0.01
Vested	(2,322,851)	$0.01
Repurchased	—

Unvested restricted stock as of December 31, 2020	3,267,490	$0.01

Granted	—
Vested	(2,314,519)	$0.01
Repurchased	—

Unvested restricted stock as of December 31, 2021	952,971	$0.01

As of December 31, 2020 and 2021, total unrecognized compensation cost for restricted common stock was approximately $32,000 and $9,000, respectively, which will be recognized over a weighted-average vesting period of 0.75 years and 0.17 years, respectively.

8.	Stock Options

2021 Equity Plan

In April 2021, the Company adopted, and the Company’s Board of Directors and stockholders approved, the 2021 Equity Plan, or the 2021 Plan, for the issuance of stock options to the Company’s directors, employees and nonemployees. The 2021 Plan provides for the grant of: (i) Incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards, and (vi) other stock awards. Under the 2021 Plan, the number of shares reserved for issuances of stock awards was 1,500,000 shares and the number of shares reserved for issuance of incentive stock options was 4,500,000 shares.

In October 2021, the Company’s Board of Directors and stockholders approved an amendment to the 2021 Plan to increase the number of shares reserved for issuances under the 2021 Plan. Issuances as incentive stock options pursuant to the 2021 Plan increased from 4,500,000 shares to 9,000,000 shares, and the number of shares reserved for issuances of stock awards increased from 1,500,000 shares to 3,500,000 shares.

Service-based stock options

In 2021, the Company’s Board of Directors granted 1,400,500 options to purchase common stock, which vest according to service-based criteria. The awards generally vest over a four-year period with cliff vesting of 25% after the first 12 months.

In May 2021, 877,500 unvested stock options were early exercised according to the terms of the grant notice and restricted shares subject to the same vesting conditions were issued to the holder. The exercised stock options remain subject to repurchase at the lower of cost or fair value until such time they have vested. As of December 31, 2021, 875,000 exercised options remain subject to vesting. The proceeds of $0.1 million are recorded as a deposit liability in the consolidated balance sheets until the stock vests, at which point the related purchase amounts are reclassified into common stock and additional paid-in capital. The current portion of the deposit liability relates to the proceeds for options exercised that vest within 12 months from the balance sheet date. As of December 31, 2021, this amount was approximately $51,000. As of December 31, 2021, approximately $72,000 is included as a long term deposit liability (see Note 4).

Stock option valuation

The assumptions used to determine the fair values of stock options granted to employees, nonemployees and directors during the year ended December 31, 2021 are presented as follows:

2021
Expected term	5.25-6.09 years
Volatility	81.47%-82.57%
Interest rate	0.83%-1.07%
Fair value	$0.11-$0.81
Dividend	$0

Summary of option activity

The Company’s stock option activity regarding employees, directors, and nonemployees is summarized as follows:

	Shares	Weighted Average Exercise Price per share	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2020	—	$—
Granted	1,400,500	0.14		0.16
Exercised	(880,000)	0.14
Cancelled/forfeited	—	—

Outstanding as of December 31, 2021	520,500	$0.14	9.31

Vested and expected to vest as of December 31, 2021	1,395,500	$0.14	9.31

The aggregate intrinsic value of outstanding options as of December 31, 2021 was $0.6 million. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.

As of December 31, 2021, total unrecognized compensation cost related to the unvested service-based awards to employees, directors, and nonemployees was $0.2 million, which is expected to be recognized over a weighted-average period of 3.24 years.

Stock-based compensation

During the years ended December 31, 2020 and 2021, the Company recorded stock-based compensation expense for stock options, restricted common stock and common stock awards to its employees, directors, and nonemployees as follows (in thousands):

	2020	2021
General and administrative expense	$3	$11
Research and development expense	20	193
Total	$23	$204

9.	Net Loss Per Share

Basic and diluted net loss per share was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2020	2021
Numerator:
Net loss attributable to common stockholders—basic and diluted	$(1,994)	$(11,953)

Denominator:
Weighted-average shares of common stock outstanding — basic and diluted	6,142,672	8,497,380

Net loss per share attributable to common stockholders — basic and diluted	$(0.32)	$(1.41)

The table below includes potential dilutive securities in equivalent common shares that have been excluded from the computation of diluted net loss per share as the effect of including these shares in the Company’s calculation of diluted net loss per share would be anti-dilutive:

	Year Ended December 31,
	2020	2021
Convertible Notes	2,395,367	2,891,947
ACE liability	1,234,207	1,699,373
Stock options to purchase common stock	—	520,500
Unvested early exercised stock options	—	875,000
Unvested restricted common stock	3,267,490	952,971

	6,897,064	6,939,791

10.	Commitments and Contingencies

UC San Diego License Agreement

On October 10, 2018, the Company entered into a license agreement with The Regents of the University of California, through its San Diego campus, The University of California San Diego, or UC San Diego, which was amended in October 2019, November 2020 and February 2022, or the UC San Diego License Agreement, pursuant to which UC San Diego granted the Company an exclusive, sublicensable, worldwide license under certain of UC San Diego’s intellectual property rights to make, use, sell, offer for sale and import licensed products in the field of therapeutic products considered drugs pursuant to federal regulation or comprises a formulation, prodrug or derivative of OM001 (HiMO 3’sialyllactose), or 3’SL, or OM003 (HiMO 6’-sialyllactose), or 6’SL, that would be considered a drug pursuant to federal regulation, excluding a product considered medical food pursuant to federal regulation.

In consideration for the license granted under the UC San Diego License Agreement, the Company paid UC San Diego an upfront license fee of $10,000, together with past patent costs of approximately $2,300, and in connection with the second and third amendments to the UC San Diego License Agreement the Company paid UC San Diego an amendment fee of $3,000 and $20,000, respectively. The Company can terminate the agreement for convenience with 90 days’ written notice. For each subsequent year that the agreement remains in effect, the Company is obligated to reimburse UC San Diego for future patent costs and pay UC San Diego an annual license maintenance fee that increases overtime and is capped in the low five figures until the first commercial sale of a licensed product. The Company is also obligated to pay UC San Diego royalties in a low single-digit percentage of: (i) net sales of the licensed products, and (ii) sales of licensed products that utilize technology, but not patent rights, in each case, sold by the Company or any sublicensee or affiliate. The Company is also obligated to pay UC San Diego a low double-digit percentage sublicense fee for any non-royalty consideration it receives for any sublicense. Under the amended UC San Diego License Agreement, the Company is obligated to pay UC San Diego milestone payments up to an additional $2.4 million in the aggregate upon the first occurrence of certain regulatory, development and sales milestones. For the years ended December 31, 2020 and 2021, the Company incurred additional patent costs of approximately $14,000 and $6,000, respectively. No royalties, sublicense fees or milestone payments have been paid to UC San Diego. The UC San Diego License Agreement will expire upon the expiration of the last royalty term, on a product-by-product and country-for-country basis.

The Company concluded that the acquired license does not have an alternative future use and the license did not have an economic benefit that was not contingent upon further development subsequent to the acquisition. Therefore, all costs associated with the license have been expensed as incurred and classified as research and development expenses. Once the Company has achieved regulatory approval for commercialization, all payments associated with the license shall be assessed for possible capitalization. Future milestone and royalty payments are contingent consideration and will be recorded when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated.

Glycosyn License, Clinical Supply and Partnership Agreement

In July 2020, the Company entered into a license and supply agreement, or the Glycosyn License Agreement, with Glycosyn, LLC, or Glycosyn, which was amended in January 2021, pursuant to which Glycosyn granted the Company an exclusive, sublicensable, worldwide license under Glycosyn’s intellectual property rights to use, sell, have sold, offer for sale, import and otherwise manufacture, obtain pricing and reimbursement approvals, market, promote, distribute, import or sell OM002 (HiMO 2’-fucosyllactose), or 2’FL, 3’SL and/or OM003 (HiMO 6’-sialyllactose), or 6’SL. therapeutic products for the therapeutic treatment of inflammatory and autoimmune disorders, including COVID-19, rheumatoid arthritis, juvenile idiopathic arthritis, inflammatory bowel disease, irritable bowel syndrome, atopic dermatitis, alopecia areata and pain. Pursuant to the Glycosyn License Agreement, Glycosyn also agreed to enable a contract manufacturer the Company selects with manufacturing and analytical technology, including intellectual property rights and know-how for the manufacture of our oligosaccharide medicines, or OM, drug candidates.

Any improvements made to the manufacturing or analytical processes related to the products by Glycosyn or its manufacturers during the term of the agreement, will be subject to the agreement.

In consideration for licenses and other rights granted under the Glycosyn License Agreement, the Company issued a 7% convertible promissory note in the principal amount of $325,000 (see Note 5). In addition, the Company is obligated to pay Glycosyn royalties in the low- to mid-single-digit percentages of net sales of the licensed products, which vary on a product-to-product basis and which increase to high single-digit and low double-digit percentages of net sales of the licensed products if such sales are made by sublicensees. If the Company creates a combination product using 3’SL, 6’SL and/or 2’FL, the Company is obligated to pay Glycosyn a royalty calculated based on the weighted-average of the respective royalties for of 3’SL, 6’SL and/or 2’FL based on their proportion in the combination product. Further, the Company is obligated to pay Glycosyn milestone payments up to approximately $1.0 million in the aggregate upon the first occurrence of certain regulatory, intellectual property and development milestones. Additionally, the Glycosyn License Agreement is subject to a minimum annual royalty in the mid-five figures commencing in the second calendar quarter following the first commercial sale of a licensed product by the Company, an affiliate or a sublicensee. If the Company elects not to pay the minimum annual royalty amount, the license granted will immediately become non-exclusive.

Under the Glycosyn License Agreement, the Company is obligated to use commercially reasonable efforts to carry out the development, regulatory, manufacturing work necessary to develop and commercialize the licensed products. Further, pursuant to such development plan, the Company is obligated to use commercially reasonable efforts to achieve certain specified development milestones by specified dates. Glycosyn is primarily responsible for the development and implementation of the clinical and commercial supply plan in consultation with the Company and its consultants in the area of pharmaceutical manufacturing of drug product and chemistry, manufacturing and controls requirements needed to ensure successful submissions to the regulatory agencies.

The license granted under the Glycosyn License Agreement will continue in full force and effect until the expiration of all payment obligations thereunder, which is determined on a licensed product-by-licensed product and country-by-country basis. Glycosyn has the right to terminate the Glycosyn License Agreement with notice, subject to certain conditions, if the Company fails to use commercially reasonable efforts to timely achieve specified development milestones or commercialize the licensed products within a reasonable time frame; provided that in certain circumstances such termination will not be effective until the Company, along with Glycosyn, has discussed and sought to resolve the matter pursuant to a cure plan. Additionally, each party may terminate the Glycosyn License Agreement by written notice to the other party for the other party’s uncured material breach and for the other party’s bankruptcy or insolvency.

The Company considered that at the time of the agreement, the license and acquired know-how did not have an alternative future use. The license did not have an economic benefit that was not contingent upon further development subsequent to the acquisition date therefore was not commercially viable. Therefore, all costs associated with the license are expensed as incurred and classified as research and development expenses prior to any regulatory approval. In connection with the agreement, the company has fully expensed the face value of $0.3 million, which was deemed the fair value upon issuance, of the convertible note issued in exchange for the license and know-how and recorded a liability for the convertible note and the related embedded derivatives (see Note 5). Future milestone and royalty payments are contingent consideration and will be recorded when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated.

For the year ended December 31, 2020, expenses of approximately $5,000 were incurred by the Company in connection with the Glycosyn License Agreement. No such expenses were incurred for the year ended December 31, 2021.

Arpeggio Research and Development Collaboration Agreement

In December 2020, the Company entered into a Research and Development Collaboration Agreement with Arpeggio Biosciences, Inc., or Arpeggio, to design, conduct and interpret mechanistic research on certain milk oligosaccharides, or MOs, using Arpeggio’s sequencing and analysis technology to determine therapeutic uses for such MOs for clinical development by the Company, or the Arpeggio Agreement. Pursuant to the Arpeggio Agreement, the parties granted each other a non-exclusive, non-royalty bearing, non-commercial research license, solely to perform each party’s obligations under a defined research plan. Arpeggio granted the Company a perpetual, worldwide, sublicensable license to use the collaboration data for all purposes related to the research, development or commercialization of products. Under the Arpeggio Agreement, Arpeggio will not use any of its licensed technology to research, develop or commercialize, for itself, or on behalf of any third party, any MO during the term of the Arpeggio Agreement. Pursuant to the Arpeggio Agreement, the Company will not use any third party to conduct such mechanistic research for any MO for the Company or on behalf of any third party.

Under the Arpeggio Agreement, Arpeggio is responsible for costs associated with the studies which are delineated in a research plan agreed by the parties. The Company is responsible for all costs related to the research, development and commercialization of MOs for the therapeutic uses discovered under the research plan as well as all costs outside the scope of such plan. Further, the Company is responsible for leading all development and commercialization strategy and activities related to the use of the MO therapeutic products.

Upon the execution of studies conducted by Arpeggio, the Company was obliged to make upfront payments of approximately $15,000 for the first three MOs and is obligated to make an additional $15,000 payment upon notice from Arpeggio that it has initiated performance under the research plan. If the mutually agreed upon budget for a given MO exceeds $10,000, the Company will be responsible for the overage upon commencing the applicable study. The Company is further required to make aggregate milestone payments up to $1.2 million, based upon achievement of certain development and regulatory milestones. The Company will also pay royalties on an MO therapeutic product-by-MO therapeutic product basis of a low single digit percentage on net sales of MO therapeutic products made by the Company, its affiliates or sublicensees. For each additional MO added to the research plan, the Company is required to pay an upfront payment of $10,000. As of December 31, 2021, the Company has paid Arpeggio approximately $46,000 associated with studies under the Arpeggio Agreement. No royalties or milestone payments have been paid to Arpeggio.

Although the Company has conducted studies under an initial research plan with Arpeggio, it is not currently advancing any development programs that are subject to the Arpeggio Agreement and the associated royalty and milestone payments.

The Arpeggio Agreement will terminate upon the expiration of all existing or anticipated payment obligations with respect to the last product in all countries. The parties have the right to terminate the Arpeggio Agreement with notice in the event of an uncured material breach or for insolvency or bankruptcy.

The Company concluded that the acquired license does not have an alternative future use and the license did not have an economic benefit that was not contingent upon further development subsequent to the acquisition. Therefore, all costs associated with the license have been expensed as incurred and classified as research and development expenses. Once the Company has achieved regulatory approval for commercialization, all payments associated with the Arpeggio Agreement shall be assessed for possible capitalization. Future milestone and royalty payments are contingent consideration and will be recorded when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated.

Legal proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

11.	Income Taxes

The Company’s entire pretax loss for the years ended December 31, 2020 and 2021 was from its U.S. domestic operations. The Company recorded a tax loss for the years ended December 31, 2020 and 2021, and therefore recorded no income tax expense or benefit for the years ended December 31, 2020 and 2021.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2020 and 2021 is as follows:

	Year Ended December 31,
	2020	2021
Income at U.S. Statutory rate	21.0%	21.0%
State taxes, net of federal benefit	0.0%	0.1%
Fair value remeasurement	(5.3)%	(12.5)%
Permanent differences	(3.1)%	(2.1)%
Change in valuation allowance	(12.6)%	(6.5)%

Effective tax rate	0.0%	0.0%

The Company’s components of deferred tax assets for the years ended December 31, 2020 and 2021 are as follows (in thousands):

Deferred tax assets:	Year Ended December 31,
	2020	2021
Net operating loss carryforwards	$201	$972
Intangibles	72	70
Accrual to Cash	3	15

Deferred tax assets before valuation allowance	$276	$1,057
Valuation allowance	(276)	(1,057)

Net deferred tax assets	$0	$0

As of December 31, 2020 and 2021, the Company is in a net deferred tax asset position that consists principally of net operating loss carryforwards. The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers projected future taxable income, scheduled reversal of deferred tax liabilities, and tax planning strategies in making this assessment.

As of December 31, 2020 and 2021, after consideration of all available evidence, both positive and negative, management maintained a full valuation allowance against the Company’s net deferred tax assets because it is not more likely than not, they will be realized in the future due to the Company’s history of cumulative losses. The change in the valuation allowance for year ended December 31, 2021 was $0.8 million.

As of December 31, 2021, the Company had U.S. federal net operating loss, or NOL, carryforwards of $4.6 million which have an unlimited carryforward period.

The future realization of the Company’s NOL carryforwards and other tax attributes may also be limited by the change in ownership rules under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code. Under Section 382 and 383 of the Code, if a corporation undergoes an ownership change (as defined in Section 382 of the Code), the corporation’s ability to utilize its NOL carryforwards and other tax attributes to offset income may be limited. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions in which it operates, and therefore subject to tax examination by various taxing authorities. The Company is not currently under examination and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and local tax authorities to the extent utilized in a future period. As of December 31, 2021, the tax years from 2018 to present remain open to examination by relevant taxing jurisdictions to which the Company is subject.

The calculation and assessment of the Company’s tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for federal, state and local jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 31, 2021, the Company has not recorded any liabilities related to uncertain tax positions in its consolidated financial statements. Similarly, the Company has not accrued any interest and penalties related to uncertain tax positions as of December 31, 2021. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its financial statements.

12.	Related Person Transactions

In October 2019, the Company entered into a consulting agreement with a stockholder, who is the CEO and Chairman of the Board of Directors of the Company, to provide strategic business and regulatory services to the Company. The stockholder owned 6,412,835 and 6,912,835 shares of restricted common stock as of December 31, 2020 and 2021, respectively, which represented 61% and 60% of the Company’s outstanding common stock. Of these, 2,255,157 and 1,167,076 were unvested, including 500,000 shares subject to a four-year service-based vesting period issued in connection with the early exercise of unvested stock options in 2021 for $70,000 in the aggregate. The Company incurred expenses for consulting fees of $0.3 and $0.2 million and stock-based compensation expense related to the vesting of restricted common stock of approximately $16,000 and $25,000 during the years ended December 31, 2020 and 2021, respectively. In September 2021, the stockholder became an employee of the Company. Salary expense for the year ended December 31, 2021, was $0.2 million. The related expenses are allocated based on the activities performed and included as general and administrative or research and development expense in the consolidated statements of operations and comprehensive loss. The Company further entered into a separate 2019 SAFE with the stockholder. The fair value of the 2019 SAFE related to this stockholder was $0.2 million as of December 31, 2020 and 2021, respectively (refer to Note 6). The change in fair value of the instrument attributable to the shareholder was approximately ($2,000) and ($10,000) for the years ended December 31, 2020 and 2021, respectively.

In September 2019, the Company entered into a consulting agreement with a stockholder, who is the President, COO and member of the Board of Directors of the Company, to provide strategic business consulting services to the Company. The stockholder owned 2,748,360 shares of restricted common stock as of December 31, 2020 and 2021, respectively, which represented 26% and 24% of the Company’s outstanding common stock. Of these, 966,499 and 285,895 were unvested. The stockholder further holds 375,000 unvested options to purchase the Company’s common stock, which are subject to a four-year service-based vesting period and exercisable for $52,500 in the aggregate. The Company incurred expenses for consulting fees of $0.3 and $0.2 million and stock-based compensation related to the vesting of restricted common stock and stock options of approximately $7,000 and $14,000 in relation to this stockholder during the years ended December 31, 2020 and 2021, respectively. In September 2021, the stockholder became an employee of the Company. Salary expense for the year ended December 31, 2021, was $0.1 million. These amounts are allocated based on the activities performed and included in general and administrative or research and development expense in the consolidated statements of operations and comprehensive loss. The Company further entered into a separate 2019 SAFE with the stockholder. The fair value of the 2019 SAFE related to this stockholder was approximately $2,000 and $27,000 as of December 31, 2020 and 2021, respectively (refer to Note 6).

In September 2019, the Company entered into two agreements with SOSV, whereby SOSV purchased an 8% equity interest in the Company under the SPA Agreement and also provided seed funding of $0.3 million under the ACE (refer to Note 6). The Company issued $0.3 million in convertible notes to SOSV during the year ended December 31, 2020 (refer to Note 5). The change in fair value of the ACE was $0.4 million and $2.8 million for the years ended 2020 and 2021, respectively. The interest accrued for this instrument was approximately $59,000 and $71,000 for the years ended December 31, 2020 and 2021, respectively. In June 2021, the Company sold a 2021 SAFE to SOSV for $0.1 million (refer to Note 6). Through the most favored nation clause of the 2021 SAFE, the instrument was settled through the issuance of a $0.1 million Bridge Note and related Bridge Warrant as well as embedded derivatives with a fair value of approximately $21,000 and $14,000 at issuance, respectively (refer to Note 5). The losses related to the change in fair value of the Bridge Warrant and embedded derivatives attributable to SOSV was approximately $13,000 and $12,000 for the year ended December 31, 2021, respectively.

In September 2021, the Company issued a Bridge Note and Bridge Warrant to a stockholder, its General Counsel, Vice President, Legal and Corporate Development, and Secretary, in the principal amount of $50,000 (refer to Note 5). On March 29, 2022, the Company issued an additional Bridge Note and Bridge Warrant in the principal amount of $100,000 to this investor (see Note 13).

13.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through April 8, 2022, the date the consolidated financial statements were available to be issued.

Modification of 2019 SAFEs

On January 6, 2022, the 2019 SAFEs were amended to state that if the Liquidity Event is an IPO, the purchase amount will automatically convert into shares of common stock at the conversion ratio defined by the agreement (see Note 6).

Amendment No. 3 to the UC San Diego License Agreement

On February 2, 2022, the UC San Diego License Agreement was amended to include the therapeutic application of 6’-sialyllactose (“6’SL”) to the covered patent rights of the agreement. The amendment further extended the due dates of all outstanding milestones contained within the agreement. The Company paid an amendment fee of $20,000 to UC San Diego in connection with entering into Amendment No. 3.

2nd Amendment of 2020 Notes

On February 6, 2022, the 2020 Notes (see Note 5) were amended to extend the maturity of all 2020 Notes to August 20, 2022.

Modification of 2020 SAFEs

On March 14, 2022, the 2020 SAFEs were amended to state that if the Liquidity Event is an IPO, the purchase amount will automatically convert into shares of common stock at the conversion ratio defined by the agreement (see Note 6).

Amendment of Bridge Notes and Bridge Warrants and Additional Financing

On March 29, 2022, the Bridge Notes (see note 5) were amended to extend the maturity of each Note to December 31, 2023. Further, the Company issued additional Bridge Notes and Bridge Warrants with a principal amount of $2.2 million. The Conversion Price of each Note was amended to the lower of (1) 65% of the initial public offering price of our common stock, and (2) the greater of (x) 65% of the closing price per share of common stock as reported by Nasdaq Capital Market on the trading day immediately prior to the date we receive the holder’s conversion notice, and (y) $1.105 per share of common stock. The definition of a Liquidity Event was amended to (i) an IPO, (ii) the closing of a merger of the Company with a special purpose acquisition company, or SPAC Transaction, (iii) the Company’s equity securities becoming publicly traded on the New York Stock Exchange or on NASDAQ other than pursuant to an IPO and/or SPAC Transaction. Further, the amount payable upon prepayment was amended from the principal amount plus accrued and unpaid interest to the outstanding principal amount multiplied by 1.2, plus accrued and unpaid interest and any other costs or liquidated damages. In addition, the amendment provided that if a Liquidity Event has not occurred on or before June 3, 2022, interest on the principal amount will increase to a rate of 15% per annum until a Liquidity Event occurs. Following the occurrence of a Liquidity Event, interest will accrue at 12% of the outstanding principal amount per annum.

The terms of the warrants were amended such that if the Company does not consummate a Liquidity Event by June 3, 2022, the number of Bridge Warrant Shares available for purchase hereunder automatically increases from 50% to 75%. The exercise price was clarified to be equal to 0.8125 multiplied by the Liquidity Event Price.

Extension of Consulting Agreement and Issuance of Common Stock

On March 28, the Company extended its agreement with the consultant (see note 7) to perform strategic consulting services until August 25, 2022. Upon execution of the extension, the Company paid $0.1 million to the consultant. In addition to the cash payment, the Company is required to issue 80,000 shares of the Company’s common stock. The amendment further specified that in no event shall consultant’s right to receive additional shares of the Company’s common stock in connection with any reverse split of the Company’s capital stock prior to the Company’s IPO result in (i) the consultant receiving more than 9.99% of the total outstanding shares of Company common stock and (ii) the aggregate value of all shares of the Company’s common stock issued pursuant to the original agreement and the extension exceeding $1.4 million based on the Company’s IPO price.

Execution of Review Right Conversion and Termination of the ACE

On April 5, 2022, SOSV exercised its “Review Right” conversion under the ACE (see note 6). To effect the conversion, SOSV and the Company entered into a common stock issuance agreement, pursuant to which the Company agreed to issue 2,180,292 shares of common stock and a warrant, or the SOSV Warrant, to terminate the ACE and all rights thereunder. The terms of the SOSV Warrant are substantially consistent with the Warrants issued to the holders of the Bridge Notes (see note 5). Under the SOSV Warrant, the holder has the right to purchase up to 1,090,146 shares of common stock and 1,635,219 shares of common stock if the Company has not consummated a liquidity event by June 3, 2022.

Issuance of Placement Agent Warrants

On April 6, 2022, pursuant to the securities purchase agreement of the Bridge Notes, the Company issued a warrant to the Placement Agent (see note 5). The Placement Agent Warrant provides for the right to purchase up to 5% of the shares issuable under the Bridge Notes and Bridge Warrants as determined upon the Liquidity Event. The Placement Agent Warrant is non-exercisable or transferrable for six months after the Liquidity Event and will be exercisable until August 31, 2026. The exercise price is equal to 125% of the Liquidity Event Price as defined in the Bridge Notes (see note 5). Except for the calculation of the shares issuable under the Placement Agent Warrant and the exercise price, the terms of the Placement Agent Warrant are substantially consistent with the Bridge Warrants issued to the holders of the Bridge Notes.

                Shares

Common Stock

Intrinsic Medicine, Inc.

PROSPECTUS

Joint Book-Running Managers

Spartan Capital Securities, LLC

Revere Securities, LLC

                    , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Intrinsic Medicine, Inc., or the Registrant, in connection with the sale of the common stock being registered. The Registrant will bear all of the below fees and expenses, which are inclusive of the fees and expenses incidental to the registration of the Selling Stockholder Shares. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Capital Market listing fee.

AMOUNT
SEC registration fee		$4,346.33
FINRA filing fee		*
Nasdaq Capital Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation that will be filed and effective immediately following the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be adopted and effective immediately prior to the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of our company, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities issued and options granted by us since January 1, 2019, that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock, Convertible Securities and Warrants

(1)

In May 2019, we issued 9,819,583 shares of our common stock to Alexander Martinez, our Chief Executive Officer and member of our board of directors, Jason Ferrone, our President, Chief Operating Officer and member of our board of directors, and our co-founder and former Vice President for aggregate consideration of $981.96. Of these, we elected to repurchase 464,286 unvested shares of our common stock in December 2019 from our co-founder and former Vice President.

(2)	From August 2019 to February 2020, we issued 130,417 shares of our common stock to nonemployees pursuant to common stock purchase agreements for aggregate consideration of $13.42.

(3)	In September 2019, we issued 91,612 shares of our common stock to Messrs. Martinez and Ferrone pursuant to stock restriction agreements for aggregate consideration of $9.17.

(4)	In September and October 2019, we issued convertible SAFEs, as amended, in an aggregate amount of $137,095 to Messrs. Martinez and Ferrone and our co-founder and former Vice President.

(5)

In September 2019, we issued 869,566 shares of our common stock to SOSV IV, LLC pursuant to a stock purchase agreement for aggregate consideration of $86.96. In connection with the common stock purchase, we issued an Accelerator Contract for Equity in an aggregate principal amount of $250,000 to SOSV.

(6)

In October 2019, we issued 8,388 shares of common stock to our co-founder and former Vice President to a stock restriction agreement for aggregate consideration of $0.84. Of these, we elected to repurchase 5,943 unvested shares in December 2019.

(7)

From February 2020 to July 2020, we issued convertible promissory notes, as amended, in an aggregate principal amount of approximately $1.4 million to accredited investors pursuant to note purchase agreements.

(8)	From October 2020 to December 2020, we issued simple agreements for future equity, or SAFEs, in an aggregate amount of $500,000 to accredited investors.

(9)	In June and July 2021, we issued SAFEs in an aggregate amount of $250,000 to accredited investors.

(10)

In September 2021, we issued convertible promissory notes with an aggregate principal amount of $250,000 and warrants to purchase an aggregate of 50% of the number of shares of our common stock issued upon conversion of the convertible promissory notes issued in connection with the transaction at an exercise price of 125% of the price per share at which the convertible promissory notes convert into shares of our common stock to certain SAFE investors pursuant to their election to convert their respective SAFEs to convertible promissory notes and warrants.

(11)

From August 2021 to April 2022, we issued and sold convertible promissory notes in the aggregate principal amount of $         million and in connection therewith, issued warrants to purchase an aggregate of 50% of the number of shares of our common stock issued upon conversion of the convertible promissory notes issued in connection with the transaction at an exercise price of 81.25% of the initial public issuance price of our common stock to accredited investors.

(12)	On November 10, 2021, we issued 200,000 shares of our common stock to Alchemy Advisory LLC pursuant to the terms of a consulting agreement dated August 25, 2021.

(13)	On March 29, 2022, we issued 80,000 shares of our common stock to Alchemy Advisory LLC pursuant to the terms of an extension agreement to a consulting agreement effective March 29, 2022.

(14)

On April 5, 2022, we issued 2,180,292 shares of our common stock to SOSV IV, LLC and a common stock purchase warrant exercisable for 1,090,146 shares of our common stock at an exercise price of 81.25% of the initial public issuance price of our common stock in connection with the termination of the ACE.

(15)

On April 6, 2022 we issued a common stock purchase warrant to Representative, which is exercisable for 5% of the shares issued upon conversion of the Bridge Notes and exercisable under the Bridge Warrants, in each case assuming full conversion of the Bridge Notes in connection with the closing of this offering, at an exercise price of 125% of the initial public issuance price of our common stock.

The offers, sales and issuances of the securities described in paragraphs (1) through (15) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

(b) Grants of Stock Options

(1)

From April to July 2021, we granted stock options under our 2021 Equity Incentive Plan, or 2021 Plan to purchase up to an aggregate of 1,400,500 shares of our common stock to our employees, directors and nonemployees, each at an exercise price of $0.14 per share.

(2)	In May 2021, 880,000 shares of common stock were issued upon the exercise of options granted to certain employees, directors and nonemployees and the payment of $123,200 to us was made.

The offers, sales and issuances of the securities described in paragraphs (1) through (2) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the 2021 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Description

1.1†	Form of Underwriting Agreement.

3.1†	Certificate of Incorporation, as currently in effect, as amended.

3.2#	Form of Amended and Restated Certificate of Incorporation to be filed and effective immediately following the closing of this offering.

3.3#	Bylaws, as currently in effect.

3.4#	Form of Amended and Restated Bylaws to be adopted and effective immediately prior the closing of this offering.

4.1	Form of Common Stock Certificate of the Registrant.

Exhibit Number	Description

4.2#	Registration Rights Agreement, dated August 31, 2021, by and among the Registrant and the investors listed on Exhibit A thereto.

4.3#	Form of Common Stock Purchase Warrant (Bridge Warrant).

4.4#	Common Stock Purchase Warrant (Placement Agent Warrant).

4.5†	Common Stock Purchase Warrant (Representative’s Warrant).

4.6#	Form of 12% Senior Secured Convertible Promissory Note (Bridge Note).

4.7#	Common Stock Purchase Warrant (SOSV Warrant).

5.1†	Opinion of Cooley LLP.

10.1#+	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers.

10.2#+	Intrinsic Medicine, Inc. 2021 Equity Incentive Plan and Forms of Option Grant Notice, Option Agreement, Notice of Exercise and Early Exercise Agreement, thereunder.

10.3+†	Intrinsic Medicine, Inc. 2022 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.4+†	Intrinsic Medicine, Inc. 2022 Employee Stock Purchase Plan.

10.5#+	Intrinsic Medicine, Inc. Non-Employee Director Compensation Policy.

10.6*#	License and Supply Agreement, by and between Glycosyn, LLC and the Registrant, dated July 30, 2020.

10.7*#	Amendment No. 1 to License, Clinical Supply and Partnership Agreement, by and between Glycosyn, LLC and the Registrant, dated January 21, 2021.

10.8*#	Acknowledgement Letter regarding License, by and between Children’s Hospital Medical Center and Registrant, dated March 9, 2022.

10.9*#	License Agreement, by and between the Registrant and The Regents of the University of California, dated October 10, 2018.

10.10*#	Amendment No. 1 to License Agreement, by and between the Registrant and The Regents of the University of California, dated October 10, 2019.

10.11*#	Amendment No. 2 to License Agreement, by and between the Registrant and The Regents of the University of California, dated November 30, 2020.

10.12*#	Amendment No. 3 to License Agreement, by and between the Registrant and The Regents of the University of California, dated February 2, 2022.

10.13*#	Research and Development Collaboration Agreement, by and between the Registrant and Arpeggio Biosciences, Inc., dated December 22, 2020.

10.14#+	Amended and Restated Offer Letter, by and between the Registrant and Alexander Martinez to be effective immediately upon the closing of this offering.

10.15#+	Amended and Restated Employment Agreement, by and between the Registrant and Jason Ferrone to be effective immediately upon the closing of this offering.

10.16#+	Amended and Restated Employment Agreement, by and between the Registrant and Emil Chuang, M.B.B.S. FRACP to be effective immediately upon the closing of this offering.

Exhibit Number	Description

10.17#+	Amended and Restated Employment Agreement, by and between the Registrant and Dustin Crawford to be effective immediately upon the closing of this offering.

10.18#	Securities Purchase Agreement by and among the Registrant and the investors who are a signatory thereto, dated August 31, 2021.

10.19#	Omnibus Amendment #1 to Financing Agreements by and between the Registrant and the investor who is a signatory thereto.

10.20#	Security Agreement by and among the Registrant and the investors who are a signatory thereto, dated August 31, 2021.

10.21#+	Retention Agreement, dated April 3, 2022, by and between the Registration and Jason Ferrone.

10.22#	Common Stock Issuance Agreement, dated April 5, 2022, by and between Registrant and SOSV IV, LLC.

21.1#	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1#	Power of Attorney. Included on the signature page to this registration statement filed on April 8, 2022.

99.1#	Consent of Patrick M. Gray as director nominee.

99.2#	Consent of Joan Stafslien as director nominee.

107	Filing fee table.

†	To be filed by amendment.
#	Previously filed.
+	Indicates management contract or compensatory plan.
*

Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, certain portions of this exhibit have been redacted because they are both not material and is the type that the Registrant treats as private or confidential. The Registrant hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the day of April 26, 2022.

INTRINSIC MEDICINE, INC.

By:	/s/ Alexander Martinez
Alexander Martinez Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alexander Martinez Alexander Martinez	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive, Financial and Accounting Officer)	April 26, 2022

* Jason Ferrone	President, Chief Operating Officer and Director	April 26, 2022

*By: /s/ Alexander Martinez Alexander Martinez Attorney-in-Fact